Filed Pursuant to Rule 424(b)(3)
Registration No. 333-203192

JOINT PROXY STATEMENT/PROSPECTUS PROPOSED MERGER—YOUR VOTE IS IMPORTANT

Dear Shareholders:

We are pleased to report that NXP Semiconductors N.V. and Freescale Semiconductor, Ltd. have entered into an agreement and plan of merger pursuant to which Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP, will merge with and into Freescale, with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each holder of a common share of Freescale, par value $0.01 per share, issued and outstanding immediately prior to such time (other than certain Freescale common shares which will be cancelled as set forth in the merger agreement) will be entitled to receive, with respect to each such Freescale common share, (i) 0.3521 of an NXP ordinary share, par value EUR 0.20 per share, and (ii) $6.25 in cash, without interest.

Freescale common shares currently trade on the New York Stock Exchange under the ticker symbol “FSL” and NXP ordinary shares currently trade on the NASDAQ Global Select Market under the ticker symbol “NXPI.” NXP intends to list the NXP ordinary shares to be issued in connection with the merger on NASDAQ where, subject to official notice of issuance, they will trade under the ticker symbol “NXPI.” On May 29, 2015, the most recent practicable trading day prior to the printing of this joint proxy statement/prospectus, the closing price of NXP ordinary shares was $112.25 per share and the closing price of Freescale common shares was $45.12 per share. The value of the merger consideration will fluctuate with changes in the market price of NXP ordinary shares. We urge you to obtain current market quotations for NXP ordinary shares and for Freescale common shares. Upon completion of the merger, former Freescale shareholders are currently expected to own approximately 30% of the NXP ordinary shares outstanding immediately after the merger, based on the number of NXP ordinary shares outstanding as of May 15, 2015. The receipt of NXP ordinary shares and cash in exchange for Freescale common shares in the merger will generally be a taxable transaction for Freescale shareholders for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws.

Before the merger can be completed, NXP shareholders must vote to approve, among other things, the merger and the other transactions contemplated by the merger agreement, and Freescale shareholders must vote to approve the merger agreement and the merger. NXP and Freescale are sending you this joint proxy statement/prospectus to ask you to vote in favor of these matters.

The special general meeting of Freescale shareholders will be convened for Thursday, July 2, 2015, at 8:00 a.m., local time, to be held at Freescale’s principal executive offices located at 6501 William Cannon Drive West, Austin, Texas 78735. At this Freescale special meeting, Freescale shareholders will be asked to approve, among other things, the merger agreement and the merger. More information about the proposals to be voted on at this Freescale special meeting is contained in this joint proxy statement/prospectus. The board of directors of Freescale has unanimously (i) determined that the merger consideration constitutes fair value for each Freescale common share and (ii) approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Freescale and its shareholders. The Freescale board recommends that Freescale shareholders vote “FOR” the approval of the merger agreement and the merger and “FOR” the approval of the other proposals to be voted on at this Freescale special meeting as described in this joint proxy statement/prospectus.

The extraordinary general meeting of NXP shareholders will be held on Thursday, July 2, 2015, at 3:00 p.m., local time, at NXP’s principal executive offices located at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands. At this NXP special meeting, NXP shareholders will be asked to approve, among other things, the merger and the other transactions contemplated by the merger agreement. More information about the proposals to be voted on at this NXP special meeting is contained in this joint proxy statement/prospectus. The board of directors of NXP has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of NXP and its shareholders. The NXP board recommends that NXP shareholders vote “FOR” the approval of the merger and the other transactions contemplated by the merger agreement and “FOR” the approval of the other proposals to be voted on at this NXP special meeting as described in this joint proxy statement/prospectus.

This joint proxy statement/prospectus is an important document containing answers to frequently asked questions, a summary description of the transactions contemplated by the merger agreement and more detailed information about NXP, Freescale, the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other matters to be voted upon by NXP shareholders and Freescale shareholders as part of the NXP special meeting and the Freescale special meeting, respectively. We urge you to read this joint proxy statement/prospectus and the documents incorporated by reference carefully and in their entirety. In particular, you should consider the matters discussed in the section entitled “Risk Factors” beginning on page 29.

We look forward to the successful merger of NXP and Freescale.

Sincerely,

Richard L. Clemmer	Gregg Lowe
President and Chief Executive Officer	President and Chief Executive Officer
NXP Semiconductors N.V.	Freescale Semiconductor, Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated June 1, 2015 and is first being delivered to NXP shareholders and Freescale shareholders on or about June 2, 2015.

NXP SEMICONDUCTORS N.V.

High Tech Campus 60

Eindhoven 5656 AG

The Netherlands

NOTICE OF EXTRAORDINARY GENERAL MEETING To Be Held On Thursday, July 2, 2015

Dear Shareholders:

This is a notice that NXP Semiconductors N.V. (“NXP”) will hold an extraordinary general meeting (the “NXP special meeting”) on Thursday, July 2, 2015, at 3:00 p.m., local time, at our principal executive offices located at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands.

At the NXP special meeting, we will discuss, and NXP shareholders will vote on, the following proposals:

Proposal 1-A.	to approve (within the meaning of article 2:107a of the Dutch Civil Code) the completion by NXP of the merger (the “merger”) of Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP (“Merger Sub”), with and into Freescale Semiconductor, Ltd. (“Freescale”), with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP and the other transactions contemplated by the agreement and plan of merger (the “merger agreement”), dated as of March 1, 2015 and as may be amended from time to time, by and among Freescale, NXP and Merger Sub;

Proposal 1-B.	to authorize the board of directors of NXP (the “NXP board”) for a period of 18 months, i.e., until and including January 1, 2017, to issue up to 125,000,000 NXP ordinary shares, par value EUR 0.20 per share (each, an “NXP ordinary share”) and to authorize the NXP board to deliver the NXP ordinary shares held in treasury in connection with the merger, in each case, as payment of the portion of the merger consideration (as described in this joint proxy statement/prospectus) consisting of NXP ordinary shares in accordance with the merger agreement;

Proposal 1-C.	to authorize the NXP board for a period of 18 months, i.e., until and including January 1, 2017, to grant the right to acquire up to 12,500,000 NXP ordinary shares in connection with the assumption by NXP of the stock options, unvested restricted share units and unvested performance-based restricted share units granted by Freescale as further described in the section entitled “The Merger Agreement—Treatment of Freescale Equity Awards;”

Proposal 2-A.	to appoint Gregory L. Summe as non-executive director of NXP, effective as of the effective time of the merger and for a term ending at the close of the first NXP annual general meeting held after such effective time; and

Proposal 2-B.	to appoint Peter Smitham as non-executive director of NXP, effective as of the effective time of the merger and for a term ending at the close of the first NXP annual general meeting held after such effective time.

Proposals 1-A, 1-B and 1-C will be put to a vote as one single voting item. Proposals 2-A and 2-B will each be put to a vote separately.

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the NXP special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “Risk Factors.”

The record date for the determination of shareholders entitled to vote at the NXP special meeting will be June 4, 2015 (the “NXP record date”), which is the 28th day prior to the date of the NXP special meeting. Only NXP shareholders who hold NXP ordinary shares of record or beneficially hold NXP ordinary shares on the NXP record date are entitled to vote at the NXP special meeting. Each NXP ordinary share entitles its holder to one vote at the NXP special meeting on each of the proposals.

The NXP board has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of NXP and its shareholders. The NXP board recommends that NXP shareholders vote “FOR” each of the proposals set forth above.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger cannot be completed without NXP shareholders approving, among other things, the completion by NXP of the merger and the other transactions contemplated by the merger agreement by the affirmative votes of a majority of the votes cast at the NXP special meeting.

NXP shareholders as of the NXP record date may have their NXP ordinary shares voted by submitting a proxy by following the instructions provided on the enclosed proxy card. NXP recommends that NXP shareholders entitled to vote submit a proxy even if they plan to attend the NXP special meeting.

NXP shareholders who hold their NXP ordinary shares beneficially in “street name” and wish to vote at the NXP special meeting must provide instructions to the broker, bank, trustee or other nominee that holds their NXP ordinary shares as to how to vote their NXP ordinary shares with respect to the above proposals. NXP shareholders who hold their NXP ordinary shares beneficially in “street name” and wish to vote in person at the NXP special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

If you have any questions concerning the merger agreement or the transactions contemplated by the merger agreement, including the merger, or this joint proxy statement/prospectus, would like additional copies or need help voting your NXP ordinary shares, please contact NXP’s proxy solicitor:

Georgeson Inc.

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders Call Toll Free: (888) 680-1529

International Callers: (781) 575-2137

On behalf of the Board of Directors

Guido Dierick

Executive Vice President, General Counsel and Secretary

FREESCALE SEMICONDUCTOR, LTD.

6501 William Cannon Drive West

Austin, Texas 78735

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On Thursday, July 2, 2015

Dear Shareholders:

This is a notice that a special general meeting of shareholders (the “Freescale special meeting”) of Freescale Semiconductor, Ltd. (“Freescale”) will be convened for Thursday, July 2, 2015, at 8:00 a.m., local time, to be held at our principal executive offices located at 6501 William Cannon Drive West, Austin, Texas 78735, unless adjourned or postponed to a later date or time.

At the Freescale special meeting, we will discuss, and Freescale shareholders will vote on, the following proposals:

Proposal 1.	to approve the agreement and plan of merger (the “merger agreement”), dated as of March 1, 2015 and as may be amended from time to time, by and among Freescale, NXP Semiconductors N.V. (“NXP”) and Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP (“Merger Sub”), and the merger of Merger Sub with and into Freescale (the “merger”), with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP pursuant to the merger agreement;

Proposal 2.	to approve on an advisory (non-binding) basis the compensation arrangements and compensation that may be paid or become payable to Freescale’s named executive officers that is based on or otherwise related to the merger; and

Proposal 3.	to approve the adjournment of the Freescale special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger.

Completion of the merger is conditioned on, among other things, approval of Proposal 1 above.

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the Freescale special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “Risk Factors.”

Under the laws of Bermuda, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company (a “shareholder of record”) is entitled to receive fair value for its shares. The board of directors of Freescale (the “Freescale board”) unanimously considers the merger consideration to constitute fair value for each Freescale common share. Based on the closing price of $112.25 for an NXP ordinary share on May 29, 2015, the merger consideration was equal to $6.25 per Freescale common share in cash, plus 0.3521 of an NXP ordinary share, for a combined dollar value equivalent to $45.77.

Any Freescale shareholder of record who is not satisfied that it has been offered fair value for its Freescale common shares and whose Freescale common shares are not voted in favor of the approval of the merger agreement and the merger, may exercise its appraisal rights under Section 106 of the Companies Act of 1981, as amended, of Bermuda (the “Companies Act”) to have the fair value of its Freescale common shares appraised by the Supreme Court of Bermuda. Any Freescale shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its Freescale common shares with the Supreme Court of Bermuda within ONE MONTH after the date the notice convening the Freescale special meeting is deemed to have been received.

The Freescale board has fixed the close of business on May 27, 2015 as the record date (the “Freescale record date”) for determination of Freescale shareholders entitled to receive notice of, and to vote at, the Freescale special meeting or any adjournments or postponements thereof, or to exercise the appraisal rights conferred on dissenting shareholders by the laws of Bermuda. Only Freescale shareholders of record at the close of business on the Freescale record date are entitled to receive notice of, and to vote at, the Freescale special meeting or any adjournment or postponement thereof, or to exercise the appraisal rights conferred on dissenting shareholders by the laws of Bermuda.

The Freescale board has unanimously (i) determined that the merger consideration constitutes fair value for each Freescale common share and (ii) approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Freescale and its shareholders. The Freescale board recommends that Freescale shareholders vote “FOR” the approval of the merger agreement and the merger; “FOR” the approval on an advisory (non-binding) basis the compensation arrangements and compensation that may be paid or become payable to Freescale’s named executive officers that is based on or otherwise related to the merger; and “FOR” the adjournment of the Freescale special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger cannot be completed without the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, by the affirmative vote, in person or by proxy, of holders of a majority of the issued and outstanding Freescale common shares entitled to vote as of the Freescale record date for the Freescale special meeting, voting together as a single class.

Freescale shareholders as of the Freescale record date may have their Freescale common shares voted by submitting a proxy by following the instructions provided on the enclosed proxy card. Freescale recommends that Freescale shareholders entitled to vote submit a proxy even if they plan to attend the Freescale special meeting.

Freescale shareholders who hold their Freescale common shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their Freescale common shares as to how to vote their Freescale common shares with respect to Proposals 1, 2 and 3. Freescale shareholders who hold their Freescale common shares beneficially in “street name” and wish to vote in person at the Freescale special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

If you have any questions concerning the merger agreement or the transactions contemplated by the merger agreement, including the merger, or this joint proxy statement/prospectus, would like additional copies or need help voting your Freescale common shares, please contact Freescale’s proxy solicitor:

Georgeson Inc.

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders Call Toll Free: (866) 431-2094

International Callers: (781) 575-2137

By order of the Board of Directors

Jennifer B. Wuamett

Senior Vice President, General Counsel & Secretary

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about NXP and Freescale that is not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For NXP shareholders:	For Freescale shareholders:

NXP Semiconductors N.V.	Freescale Semiconductor, Ltd.
High Tech Campus 60	6501 William Cannon Drive West
Eindhoven 5656 AG	Austin, Texas 78735
The Netherlands	Tel: (512) 895-2000
Tel: +31 40 2729960	Attention: Secretary
Attention: Mr. Jean Schreurs

Georgeson Inc.	Georgeson Inc.
480 Washington Boulevard, 26th Floor	480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310	Jersey City, NJ 07310
Shareholders Call Toll Free: (888) 680-1529	Shareholders Call Toll Free: (866) 431-2094
International Callers: (781) 575-2137	International Callers: (781) 575-2137

If you would like to request any documents, please do so by June 25, 2015 in order to receive them before the NXP special meeting or the Freescale special meeting, as applicable.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed by NXP with the U.S. Securities and Exchange Commission, which we refer to in this joint proxy statement/prospectus as the “SEC,” constitutes a prospectus of NXP under the Securities Act of 1933, as amended, which we refer to in this joint proxy statement/prospectus as the “Securities Act,” with respect to the NXP ordinary shares to be issued to Freescale shareholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both NXP and Freescale under the Securities Exchange Act of 1934, as amended, which we refer to in this joint proxy statement/prospectus as the “Exchange Act.” It also constitutes a notice of meeting with respect to the NXP special meeting and a notice of meeting with respect to the Freescale special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 1, 2015, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding NXP has been provided by NXP and information contained in this joint proxy statement/prospectus regarding Freescale has been provided by Freescale.

-i-

-ii-

-iii-

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some questions that you, as an NXP shareholder or a Freescale shareholder, may have regarding the merger and the other matters being considered at the NXP extraordinary general meeting or the Freescale special general meeting. NXP and Freescale urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Unless the context otherwise requires or if stated otherwise, in this joint proxy statement/prospectus all references to:

•	the “combined company” refer to NXP following completion of the merger and the other transactions contemplated by the merger agreement;

•	“Freescale” refer to Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company;

•	“NXP” refer to NXP Semiconductors N.V., a Dutch public limited liability company;

•	“Merger Sub” refer to Nimble Acquisition Limited, a Bermuda exempted limited liability company and wholly-owned, indirect subsidiary of NXP; and

•

the “merger agreement” refer to the Agreement and Plan of Merger, dated as of March 1, 2015, by and among Freescale, NXP and Merger Sub, a copy of which is included as Annex A to this joint proxy statement/prospectus, as it may be amended from time to time.

Q:	Why am I receiving this document?

A:	Freescale, NXP and Merger Sub have entered into the merger agreement providing for the merger of Merger Sub with and into Freescale, which we refer to in this joint proxy statement/prospectus as the “merger,” with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP.

Before the merger can be completed, NXP shareholders must vote to approve, among other things, the merger and the other transactions contemplated by the merger agreement, and Freescale shareholders must vote to approve the merger agreement and the merger. NXP and Freescale are sending you this joint proxy statement/prospectus to ask you to vote in favor of these matters. NXP will hold an extraordinary general meeting, which we refer to in this joint proxy statement/prospectus as the “NXP special meeting,” on Thursday, July 2, 2015 and Freescale will hold a special general meeting of shareholders, which we refer to in this joint proxy statement/prospectus as the “Freescale special meeting,” on Thursday, July 2, 2015 to obtain these approvals and the approval of certain other proposals that are not conditions to the completion of the merger.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger agreement, the merger and the other transactions contemplated by the merger agreement and other matters being considered at the NXP special meeting and the Freescale special meeting. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:	What will Freescale shareholders receive for their shares?

A:	As the effective time of the merger, which we refer to in this joint proxy statement/prospectus as the “effective time,” each holder of a common share of Freescale, par value $0.01 per share, which we refer to in this joint proxy statement/prospectus as a “Freescale common share,” issued and outstanding immediately prior to such time (other than certain Freescale common shares which will be cancelled as set forth in the merger agreement) will be entitled to receive, with respect to each such Freescale common share:

•	0.3521 of an NXP ordinary share, par value EUR 0.20 per share, which we refer to in this joint proxy statement/prospectus as an “NXP ordinary share;” and

•	$6.25 in cash, without interest, which, together with the fraction of the NXP ordinary share set forth above, we refer to in this joint proxy statement/prospectus as the “merger consideration.”

In addition, Freescale shareholders will not receive any fractional NXP ordinary shares in connection with the merger. Instead, each Freescale shareholder that would have been entitled to receive a fraction of an NXP ordinary share will instead receive cash compensation in lieu of such fractional share as described further in the section entitled “The Merger Agreement—Effects of the Merger; Conversion of Freescale Common Shares.”

Upon completion of the merger, former Freescale shareholders are currently expected to own approximately 30% of the NXP ordinary shares outstanding immediately after the merger, based on the number of NXP ordinary shares outstanding as of May 15, 2015. For additional information regarding the consideration to be received in the transactions, see the sections entitled “The Merger—Effects of the Merger” and “The Merger Agreement—Effects of the Merger; Conversion of Freescale Common Shares.”

Q:	How do I calculate the value of the merger consideration?

Because NXP will deliver a fixed number of NXP ordinary shares for each Freescale common share, the value of the merger consideration that Freescale shareholders will receive in the merger for each Freescale common share will depend on the price per NXP ordinary share at the time the merger is completed. That price will not be known at the time of the NXP special meeting or the Freescale special meeting and may be less than the current price or the price at the time of such special meetings.

Based on the closing price of $84.90 per NXP ordinary share on the NASDAQ Global Select Market, which we refer to in this joint proxy statement/prospectus as “NASDAQ,” on February 27, 2015, the last trading day before the public announcement of the merger, the portion of the merger consideration consisting of NXP ordinary shares was valued at approximately $29.89, resulting in an aggregate value of the merger consideration of $36.14 per Freescale common share. Based on the closing price of $112.25 per NXP ordinary share on NASDAQ on May 29, 2015, the most recent practicable trading day prior to the printing of this joint proxy statement/prospectus, the portion of the merger consideration consisting of NXP ordinary shares was valued at approximately $39.52, resulting in an aggregate value of the merger consideration of $45.77 per Freescale common share.

Q:	What proposals are being voted on at the NXP special meeting and what shareholder vote is required to adopt those proposals?

A:	NXP shareholders are being asked to vote on the following proposals at the NXP special meeting:

•

a proposal to approve (within the meaning of article 2:107a of the Dutch Civil Code) the completion by NXP of the merger and the other transactions contemplated by the merger agreement, which we refer to in this joint proxy statement/prospectus as the “NXP merger proposal;”

•

a proposal to authorize the board of directors of NXP, which we refer to in this joint proxy statement/prospectus as the “NXP board,” for a period of 18 months, i.e., until and including January 1, 2017, to issue up to 125,000,000 NXP ordinary shares and to authorize the NXP board to deliver the NXP ordinary shares held in treasury in connection with the merger, in each case as payment of the portion of the merger consideration consisting of NXP ordinary shares in accordance with the merger agreement, which we refer to in this joint proxy statement/prospectus as the “NXP share issuance proposal;”

•

a proposal to authorize the NXP board for a period of 18 months, i.e., until and including January 1, 2017, to grant the right to acquire up to 12,500,000 NXP ordinary shares in connection with the assumption by NXP of the stock options, unvested restricted share units and unvested performance-based restricted share units granted by Freescale as further described in the section entitled “The Merger Agreement—Treatment of Freescale Equity Awards,” which we refer to in this joint proxy statement/prospectus as the “NXP option issuance proposal;”

•

a proposal to appoint Gregory L. Summe as non-executive director of NXP, effective as of the effective time and for a term ending at the close of the first NXP annual general meeting held after the effective time; and

•

a proposal to appoint Peter Smitham as non-executive director of NXP, effective as of the effective time and for a term ending at the close of the first NXP annual general meeting held after the effective time, which, together with the proposal in the immediately preceding bullet, we refer to in this joint proxy statement/prospectus as the “NXP director election proposals.”

The NXP merger proposal, the NXP share issuance proposal and the NXP option issuance proposal will be put to a vote as one single voting item. Each of the NXP director election proposals will be put to a vote separately. Approval of the first three proposals requires the affirmative vote of a majority of the votes cast at the NXP special meeting. Each of the NXP director election proposals will be adopted unless a two-thirds majority of the votes cast at the NXP special meeting, which majority represents more than half of the issued share capital, votes against such proposal. The failure of any NXP shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by an NXP shareholder will have no effect on any of the proposals.

As of May 15, 2015, the directors and executive officers of NXP and their affiliates owned and were entitled to vote 876,440 NXP ordinary shares, representing approximately 0.35% of the NXP ordinary shares outstanding on that date. NXP currently expects that these directors and executive officers will vote such NXP ordinary shares in favor of the foregoing proposals, although none of them has entered into any agreement obligating them to do so.

Q:	What are the recommendations of the NXP board regarding the proposals being put to a vote at the NXP special meeting?

A:	The NXP board has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of NXP and its shareholders.

The NXP board recommends that NXP shareholders vote “FOR” each of the proposals to be presented at the NXP special meeting.

See the section entitled “The Merger—Recommendation of the NXP Board and Reasons for the Merger” for a more complete description of the recommendations of the NXP board.

Q:	What proposals are being voted on at the Freescale special meeting and what shareholder vote is required to adopt those proposals?

A:	Freescale shareholders are being asked to vote on the following proposals at the Freescale special meeting:

•

a proposal to approve the merger agreement and the merger, which we refer to in this joint proxy statement/prospectus as the “Freescale merger proposal,” which proposal requires the affirmative vote of holders of a majority of the issued and outstanding Freescale common shares entitled to vote on such proposal, voting as a single class;

•

a proposal to approve on an advisory (non-binding) basis the compensation arrangements and compensation that may be paid or become payable to Freescale’s named executive officers that is based on or otherwise related to the merger, which we refer to in this joint proxy statement/prospectus as the “Freescale compensation proposal,” which proposal requires the affirmative vote of holders of a majority of the Freescale common shares present, in person or by proxy, and entitled to vote on such proposal, voting as a single class; and

•

a proposal to approve the adjournment of the Freescale special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger, which we refer to in this joint proxy statement/prospectus as the “Freescale adjournment proposal,” which proposal requires the affirmative vote of holders of a majority of the Freescale common shares present, in person or by proxy, and entitled to vote on such proposal, voting as a single class.

Completion of the merger is conditioned on, among other things, approval of the Freescale merger proposal, but is not conditioned on approval of the Freescale compensation proposal or the Freescale adjournment proposal. The failure of any Freescale shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by a Freescale shareholder will have the same effect as a vote “against” the first proposal and will have no effect on the second proposal or the third proposal.

As of May 27, 2015, the directors and executive officers of Freescale and their affiliates (including the sponsor shareholder) owned and were entitled to vote 197,395,525 Freescale common shares, representing approximately 63.60% of the Freescale common shares outstanding on that date. Freescale currently expects that these directors and executive officers will vote such Freescale common shares in favor of the foregoing proposals, although (other than with respect to the Freescale common shares held by the sponsor shareholder) none of them has entered into any agreement obligating them to do so.

In order for business to be conducted at the Freescale special meeting, a quorum must be present. A quorum requires the presence of one or more persons present in person at the start of the Freescale special meeting and representing, in person or by proxy, in excess of 50% of the total issued and outstanding Freescale common shares entitled to vote at the Freescale special meeting.

In connection with entering into the merger agreement, NXP entered into a support agreement, which we refer to in this joint proxy statement/prospectus as the “support agreement,” with Freescale Holdings L.P., which we refer to in this joint proxy statement/prospectus as the “sponsor shareholder,” and certain equityholders of the sponsor shareholder, which we refer to in this joint proxy statement/prospectus as the “sponsors,” pursuant to which the sponsor shareholder has agreed, subject to certain conditions, to vote all the Freescale common shares owned by it in favor of the Freescale merger proposal. See the section entitled “The Support Agreement.” As of May 27, 2015, the sponsor shareholder owned 196,980,050 Freescale common shares representing approximately 63.47% of the total issued and outstanding Freescale common shares.

Q:	What are the recommendations of the Freescale board regarding the proposals being put to a vote at the Freescale special meeting?

A:	The Freescale board, in accordance with the Companies Act of 1981, as amended, of Bermuda, which we refer to in this joint proxy statement/prospectus as the “Companies Act,” has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Freescale and its shareholders and that the merger consideration constitutes fair value for each Freescale common share.

The Freescale board recommends that Freescale shareholders vote “FOR” each of the proposals to be presented at the Freescale special meeting.

See the section entitled “The Merger—Recommendation of the Freescale Board and Reasons for the Merger” for a more complete description of the recommendations of the Freescale board. In considering the recommendations of the Freescale board, you should be aware that Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. See the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger.”

Q:	What will the board of directors and management of the combined company look like?

A:

At the completion of the merger, subject to NXP shareholders adopting the NXP director election proposals, the board of directors of the combined company is expected to include Gregory L. Summe and Peter Smitham, in addition to the other directors on the NXP board immediately prior to the completion of the merger. Richard L. Clemmer, the President and Chief Executive Officer of NXP, will continue as the President and Chief Executive Officer of the combined company following completion of the merger. The rest of the senior leadership team for the combined company following completion of the merger is expected to include: Peter Kelly, Chief Financial Officer; Rudy Stroh, General Manager Security & Connectivity; Kurt Sievers, General Manager Automotive; Tom Deitrich, General Manager Digital Networking; Frans Scheper, General Manager Standard Products; Paul Hart, General Manager RF Power; Guido Dierick, General Counsel; David Reed, Head of Technology & Operations; Steve Owen, Chief Sales and Marketing

Officer and Dennis Shuler, Chief Human Resources Officer. See the section entitled “The Merger—Board of Directors and Management of the Combined Company Following Completion of the Merger.”

Q:	Will the NXP ordinary shares issued in connection with the completion of the merger be traded on an exchange?

A:	Yes. It is a condition to the completion of the merger that the NXP ordinary shares to be issued to Freescale shareholders in connection with the merger be authorized for listing on NASDAQ, subject to official notice of issuance.

Q:	How will NXP shareholders be affected by the merger?

A:	Upon completion of the merger, each NXP shareholder will hold the same number of NXP ordinary shares that such holder held immediately prior to completion of the merger. As a result of the merger, NXP shareholders will own shares in a larger company with more assets. However, because a portion of the merger consideration is to be paid in NXP ordinary shares, each outstanding NXP ordinary share immediately prior to the completion of the merger will represent a smaller percentage of the aggregate number of NXP ordinary shares outstanding after the completion of the merger.

Q:	Is the merger expected to be taxable to Freescale shareholders for U.S. federal income tax purposes?

A:	The receipt of NXP ordinary shares and cash in exchange for Freescale common shares in the merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. Please carefully review the information in the section entitled “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” for a description of certain U.S. federal income tax consequences of the merger to U.S. holders (as defined in that section). The tax consequences to you will depend on your individual situation. We urge you to consult your tax advisors as to the specific tax consequences to you of the merger and your receipt of the merger consideration, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q:	When do NXP and Freescale expect to complete the merger?

A:	NXP and Freescale currently expect to complete the merger by the end of calendar year 2015, subject to receipt of required shareholder approvals and regulatory approvals and subject to the satisfaction or waiver of other conditions. However, neither NXP nor Freescale can predict the actual date on which the merger will be completed because completion is subject to conditions beyond each company’s control. See the sections entitled “The Merger—Regulatory Approvals Required to Complete the Merger” and “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	When and where is the NXP special meeting?

A:	The NXP special meeting will be held on Thursday, July 2, 2015, beginning at 3:00 p.m., local time, at NXP’s principal executive offices located at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands.

Q:	When and where is the Freescale special meeting?

A:	The Freescale special meeting will be held on Thursday, July 2, 2015, beginning at 8:00 a.m., local time, at Freescale’s principal executive offices located at 6501 William Cannon Drive West, Austin, Texas 78735, unless postponed or adjourned to a later date or time.

Q:	Who can vote at the special meetings?

A:	Only NXP shareholders who hold NXP ordinary shares of record or beneficially hold NXP ordinary shares at the close of business on June 4, 2015, which we refer to in this joint proxy statement/prospectus as the “NXP record date,” will be entitled to vote at the NXP special meeting.

Only Freescale shareholders at the close of business on May 27, 2015, which we refer to in this joint proxy statement/prospectus as the “Freescale record date,” will be entitled to vote at the Freescale special meeting or any adjournment or postponement thereof.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the NXP special meeting or the Freescale special meeting, as applicable.

Additional information on voting procedures can be found in the section entitled “NXP Special Meeting” and in the section entitled “Freescale Special Meeting.”

Q:	How will my proxy be voted?

A:	If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions. For Freescale shareholders and NXP shareholders, if you complete your proxy but do not indicate how your Freescale common shares or your NXP ordinary shares, as applicable, are to be voted for a proposal, the shares represented by your proxy will be voted in accordance with the recommendation of the Freescale board or the NXP board, as applicable, with respect to such proposal to which no instruction is given.

Additional information on voting procedures can be found in the section entitled “NXP Special Meeting” and in the section entitled “Freescale Special Meeting.”

Q:	May I vote in person and what must I bring to attend my special meeting?

A:	Yes. If you hold NXP ordinary shares of record or beneficially hold NXP ordinary shares on the NXP record date or are a Freescale shareholder of record at the close of business on the Freescale record date, you may attend the NXP special meeting or the Freescale special meeting, as applicable and vote your shares in person, in lieu of submitting your proxy by Internet, telephone or by completing, signing, dating and returning the enclosed proxy card.

All attendees should be prepared to present photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are shareholders of record, beneficial owners or proxy holders. Additional information regarding how to vote in person or attend the NXP special meeting or the Freescale special meeting can be found in the section entitled “NXP Special Meeting” and in the section entitled “Freescale Special Meeting,” as applicable.

Q:	What should I do if I receive more than one set of voting materials for the NXP special meeting or the Freescale special meeting?

A:

You may receive more than one set of voting materials for the NXP special meeting or the Freescale special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your NXP ordinary shares or Freescale common shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures your broker, bank or other nominee provides.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the NXP special meeting or the Freescale special meeting.

Additional information on voting procedures can be found in the section entitled “NXP Special Meeting” and in the section entitled “Freescale Special Meeting.”

Q:	What do I do if I am an NXP shareholder and I want to revoke my proxy?

A:	If you are an NXP shareholder of record, you may revoke your proxy in any of the following ways:

•

by sending a written notice of revocation to NXP at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, Attention: Secretary, which notice must be received before your shares are voted at the NXP special meeting;

•

by properly submitting a later-dated, new proxy card, which must be received before your shares are voted at the NXP special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

by submitting a proxy via Internet or by telephone by no later than 11:59 p.m. Eastern Time on the day before the NXP special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	by attending the NXP special meeting and voting in person. Attendance at the NXP special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

If you hold your NXP ordinary shares in street name, then you must change your voting instruction by submitting new voting instructions to the broker, bank or other nominee that holds your shares.

Additional information can be found in the section entitled “NXP Special Meeting.”

Q:	What do I do if I am Freescale shareholder and I want to revoke my proxy?

A:	If you are a Freescale shareholder of record, you may revoke your proxy in any of the following ways:

•

by sending a written notice of revocation to Freescale at 6501 William Cannon Drive West, Austin, Texas 78735, Attention: Secretary, which notice must be received before your Freescale common shares are voted at the Freescale special meeting;

•

by properly submitting a later-dated, new proxy card, which must be received before your shares are voted at the Freescale special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

by submitting a proxy via Internet or by telephone no later than 11:59 p.m. Eastern Time on the day before the Freescale special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	by attending the Freescale special meeting and voting in person. Attendance at the Freescale special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

If you hold your Freescale common shares in street name, then you must change your voting instruction by submitting new voting instructions to the broker, bank or other nominee that holds your Freescale common shares.

Additional information can be found in the section entitled “Freescale Special Meeting.”

Q:	Should I send in my Freescale share certificates now?

A:	No. Please DO NOT send your Freescale share certificates with your proxy card. If the merger is completed, you will receive written instructions for exchanging your share certificates for the merger consideration shortly after the completion of the merger.

Q:	Do NXP shareholders or Freescale shareholders have appraisal or dissenters’ rights?

A:	The holders of Freescale common shares of record, under Bermuda law, are entitled to appraisal rights in connection with the merger. The holders of NXP ordinary shares, under Dutch law, are not entitled to any appraisal or dissenters’ rights with respect to the merger or any of the other transactions contemplated by the merger agreement. See the section entitled “The Merger—Dissenters’ Rights of Appraisal.”

Q:	How can I find more information about NXP and Freescale?

A:	You can find more information about NXP and Freescale from various sources described in the section entitled “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the special meetings or the merger?

A:	If you have any questions about the merger or the other transactions contemplated by the merger agreement or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

For NXP shareholders:	For Freescale shareholders:

NXP Semiconductors N.V.	Freescale Semiconductor, Ltd.
High Tech Campus 60	6501 William Cannon Drive West
Eindhoven 5656 AG	Austin, Texas 78735
The Netherlands	Tel: (512) 895-2000
Tel: +31 40 2729960	Attention: Secretary
Attention: Mr. Jean Schreurs

Georgeson Inc.	Georgeson Inc.
480 Washington Boulevard, 26th Floor	480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310	Jersey City, NJ 07310
Shareholders Call Toll Free: (888) 680-1529	Shareholders Call Toll Free: (866) 431-2094
International Callers: (781) 575-2137	International Callers: (781) 575-2137

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the transactions contemplated by the merger agreement and the matters being voted on by NXP shareholders and Freescale shareholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the annexes, and the documents to which NXP and Freescale refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information.”

The Parties (see page 38)

NXP Semiconductors N.V.

NXP Semiconductors N.V., a Dutch public limited liability company, is a global semiconductor company and a long-standing supplier in the industry. NXP provides high performance mixed signal and standard product solutions that are used in a wide range of applications such as: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. As of December 31, 2014, NXP had 27,884 full-time equivalent employees located in over 20 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. NXP ordinary shares are traded on NASDAQ under the symbol “NXPI.” The principal executive offices of NXP are located at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, and its telephone number is +31 40 2729960.

Nimble Acquisition Limited

Nimble Acquisition Limited, a Bermuda exempted limited liability company, is a wholly-owned, indirect subsidiary of NXP. Merger Sub was formed solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, and its telephone number is +31 40 2729960.

Freescale Semiconductor, Ltd.

Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company, is a global leader in microcontrollers and digital networking processors, commonly referred to as embedded processors. Embedded processors are the backbone of electronic systems, providing essential control, intelligence and security, while enhancing performance and power efficiency. Freescale combines its embedded processors with its complementary analog, sensor and radio frequency (RF) devices, as well as a full suite of software and design tools, to provide highly integrated embedded processing solutions that streamline customer development efforts, lower their costs and shorten their time to market. As of December 31, 2014, Freescale employed approximately 17,300 full-time employees. Freescale common shares are traded on the New York Stock Exchange, which we refer to in this joint proxy statement/prospectus as the “NYSE,” under the symbol “FSL.” The principal executive offices of Freescale are located at 6501 William Cannon Drive West, Austin, Texas 78735 and its telephone number is (512) 895-2000.

The Merger (see page 50)

NXP, Merger Sub and Freescale have entered into the merger agreement pursuant to which Freescale will become a wholly-owned, indirect subsidiary of NXP, and Freescale shareholders will become shareholders of NXP.

Freescale shareholders are receiving this document in connection with Freescale’s solicitation of proxies for the Freescale special meeting to vote on the Freescale merger proposal, the Freescale compensation proposal and the Freescale adjournment proposal.

NXP shareholders are receiving this document in connection with NXP’s solicitation of proxies for the NXP special meeting to vote on the NXP merger proposal, the NXP share issuance proposal, the NXP option issuance proposal and the NXP director election proposals.

Effects of the Merger (see page 50)

Upon the terms and subject to the conditions of the merger agreement and in accordance with the applicable provisions of the Companies Act, at the effective time, Merger Sub will merge with and into Freescale, the separate corporate existence of Merger Sub will cease and Freescale will continue as the surviving company, which we refer to in this joint proxy statement/prospectus as the “surviving company,” and as a wholly-owned, indirect subsidiary of NXP.

At the effective time, each Freescale common share issued and outstanding immediately prior to the effective time (excluding any shares held by Freescale in treasury or by NXP, Merger Sub or any other direct or indirect wholly-owned subsidiary of NXP, which shares will be cancelled and no consideration will be delivered with respect to such shares) will be converted into one common share of the surviving company, which we refer to in this joint proxy statement/prospectus as a “surviving company share,” and each of the resulting surviving company shares will be automatically exchanged for the right to receive (i) 0.3521 of an NXP ordinary share, which we refer to in this joint proxy statement/prospectus as the “exchange ratio,” and (ii) $6.25 in cash, without interest.

For more information, see also the section entitled “The Merger Agreement—Effects of the Merger; Conversion of Freescale Common Shares.”

The exchange ratio is fixed and will not be adjusted for changes in the market value of NXP ordinary shares or Freescale common shares. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of NXP ordinary shares and Freescale common shares is expected to fluctuate, Freescale shareholders cannot be sure of the value of the NXP ordinary shares they will receive in connection with the merger relative to the value of their Freescale common shares. See also the section entitled “Risk Factors—Risks Relating to the Merger.”

NXP Special Meeting (see page 40)

Date, Time and Place. The NXP special meeting will be held on Thursday, July 2, 2015, beginning at 3:00 p.m., local time, at NXP’s principal executive offices located at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands.

Purpose. The NXP special meeting is being held to consider and vote on:

•	Proposal 1-A: the NXP merger proposal;

•	Proposal 1-B: the NXP share issuance proposal;

•	Proposal 1-C: the NXP option issuance proposal;

•	Proposal 2-A: the NXP director election proposal to appoint Gregory L. Summe as non-executive director of NXP:

•

Gregory L. Summe, 58, is currently a director of Freescale. Mr. Summe joined the Freescale board in September 2010 and has served as Chairman of the Freescale board since May 2014. Mr. Summe is also Chairman of the Compensation and Leadership Committee of the Freescale board. Mr. Summe is the Managing Partner of Glen Capital Partners, an investment fund, which he founded in 2013. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a private equity firm, from September 2009 to May 2014. Prior to joining

Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a designer, manufacturer and deliverer of advanced technology solutions addressing health and safety concerns, a company he led for eleven years from 1998 to September 2009. He joined PerkinElmer in January 1998 in the role of president and chief operating officer and in 1999 was elected chief executive officer and chairman of the board. He also served as a senior advisor to Goldman Sachs Capital Partners, a leader in private corporate equity investing, from 2008 to 2009. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, an inventor and manufacturer of technologies addressing global macrotrend challenges such as safety, security, and energy, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the boards of directors of LMI Aerospace, Inc. and the State Street Corporation. Mr. Summe previously served on the board of directors of Automatic Data Processing, Inc., Biomet Inc., Veyance Technologies, Inc., Export Trading Group Ltd, Euromax Holdings Inc. and TRW Corp.; and

•	Proposal 2-B: the NXP director election proposal to appoint Peter Smitham as non-executive director of NXP:

•

Peter Smitham, 72, is currently a director of Freescale. Mr. Smitham joined the Freescale board in June 2007 and is currently a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he will be a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on electronics and turnarounds, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

Proposals 1-A, 1-B and 1-C will be put to a vote as one single voting item. Proposals 2-A and 2-B will each be put to a vote separately.

Record Date; Voting Rights. The NXP record date, which is the date for the determination of shareholders entitled to vote at the NXP special meeting, is June 4, 2015, which is the 28th day prior to the date of the meeting. Only NXP shareholders who hold NXP ordinary shares of record or beneficially hold NXP ordinary shares on the NXP record date are entitled to vote at the NXP special meeting. Each NXP ordinary share entitles its holder to one vote at the NXP special meeting on each of the proposals.

Vote Required. The votes required for each proposal are as follows:

•	Proposals 1-A, 1-B and 1-C, which will be put to a vote as one single voting item, require the affirmative vote of a majority of the votes cast at the NXP special meeting; and

•

Proposals 2-A and 2-B, will be adopted, unless a two-thirds majority of the votes cast at the NXP special meeting, which majority represents more than half of the issued share capital, votes against the proposals.

As of May 15, 2015, there were 251,751,500 NXP ordinary shares issued and outstanding, held by 1 holder of record. As of May 15, 2015, NXP directors and executive officers, as a group, owned and were entitled to vote 876,440 NXP ordinary shares, or approximately 0.35% of the outstanding NXP ordinary shares. NXP currently expects that these directors and executive officers will vote their NXP ordinary shares that are held at the NXP record date in favor of all of the above proposals, although none of them has entered into any agreement obligating them to do so.

Freescale Special Meeting (see page 44)

Date, Time and Place. The Freescale special meeting will be convened for Thursday, July 2, 2015, beginning at 8:00 a.m., local time, to be held at Freescale’s principal executive offices located at 6501 William Cannon Drive West, Austin, Texas 78735, unless adjourned or postponed to a later date or time.

Purpose. The Freescale special meeting is being held to consider and vote on:

•	Proposal 1: the Freescale merger proposal;

•	Proposal 2: the Freescale compensation proposal; and

•	Proposal 3: the Freescale adjournment proposal.

Record Date; Voting Rights. The Freescale record date for the determination of shareholders entitled to notice of and to vote at the Freescale special meeting is May 27, 2015. Since there are no Freescale preference shares issued and outstanding on May 27, 2015, only Freescale shareholders who held Freescale common shares of record at the close of business on the Freescale record date are entitled to vote at the Freescale special meeting and any adjournment or postponement of the Freescale special meeting, so long as such Freescale common shares remain outstanding on the date of the Freescale special meeting. Freescale common shares are the only class of shares entitled to vote, and holders of Freescale common shares are entitled to vote on each proposal presented at the Freescale special meeting. Each Freescale common share entitles its holder of record to one vote at the Freescale special meeting on each of the proposals.

Vote Required. The votes required for each proposal are as follows:

•

Proposal 1—the Freescale merger proposal: The affirmative vote, in person or by proxy, of holders of a majority of the issued and outstanding Freescale common shares entitled to vote on Proposal 1, voting as a single class, is required to approve the Freescale merger proposal.

•

Proposal 2—the Freescale compensation proposal: The affirmative vote of holders of a majority of the Freescale common shares present, in person or by proxy, and entitled to vote on Proposal 2 at the Freescale special meeting, voting as a single class, is required to approve the Freescale compensation proposal.

•

Proposal 3— the Freescale adjournment proposal: The affirmative vote of holders of a majority of the Freescale common shares present, in person or by proxy, and entitled to vote on Proposal 3 at the Freescale special meeting, voting as a single class, is required to approve the Freescale adjournment proposal.

As of May 27, 2015, there were 310,360,619 Freescale common shares issued and outstanding, held by 15 holders of record. As of May 27, 2015, Freescale directors and executive officers and their affiliates (including the sponsor shareholder), as a group, owned and were entitled to vote 197,395,525 Freescale common shares, or approximately 63.60% of the issued and outstanding Freescale common shares. Freescale currently expects that these directors and executive officers will vote their Freescale common shares in favor of the above proposals, although (other than with respect to the Freescale common shares held by the sponsor shareholder) none of them has entered into any agreement obligating them to do so.

In connection with entering into the merger agreement, NXP entered into a support agreement with the sponsor shareholder and the sponsors, pursuant to which the sponsor shareholder has agreed, subject to certain conditions, to vote all the Freescale common shares owned by it in favor of the Freescale merger proposal. See the section entitled “The Support Agreement.” As of May 27, 2015, the sponsor shareholder owned 196,980,050 Freescale common shares representing approximately 63.47% of the total issued and outstanding Freescale common shares.

Recommendation of the NXP Board and Reasons for the Merger (see page 57)

The NXP Board recommends that NXP shareholders vote “FOR” each of the proposals to be presented at the NXP special meeting.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the NXP board considered a number of factors in its deliberations. For a more complete discussion of these factors, see the section entitled “The Merger—Recommendation of the NXP Board and Reasons for the Merger.”

Recommendation of the Freescale Board and Reasons for the Merger (see page 61)

The Freescale board recommends that Freescale shareholders vote “FOR” each of the proposals to be presented at the Freescale special meeting.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, the Freescale board considered a number of factors in its deliberations. For a more complete discussion of these factors, see the section entitled “The Merger—Recommendation of the Freescale Board and Reasons for the Merger.”

Opinion of NXP’s Financial Advisor (see page 71)

In connection with the merger, Credit Suisse Securities (USA) LLC, which we refer to in this joint proxy statement/prospectus as “Credit Suisse,” which is serving as financial advisor to NXP, delivered an opinion, dated March 1, 2015, to the NXP board as to the fairness, from a financial point of view and as of the date of such opinion, to NXP of the merger consideration to be paid by NXP pursuant to the merger agreement. The full text of Credit Suisse’s written opinion, dated March 1, 2015, is attached to this joint proxy statement/prospectus as Annex B and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the NXP board (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view to NXP and did not address any other aspect of the merger or related transactions, including the relative merits of the merger or related transactions as compared to alternative transactions or strategies that might be available to NXP or the underlying business decision of NXP to proceed with the merger or related transactions. The opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the merger, the related transactions or otherwise.

Opinion of Freescale’s Financial Advisor (see page 80)

Freescale retained Morgan Stanley & Co. LLC, which we refer to in this joint proxy statement/prospectus as “Morgan Stanley,” to act as its financial advisor in connection with the proposed merger. On March 1, 2015, Morgan Stanley rendered to the Freescale board its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of Freescale common shares pursuant to the merger agreement was fair from a financial point of view to the holders of Freescale common shares. The full text of Morgan Stanley’s written opinion to the Freescale board, dated as of March 1, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. We encourage you to read Morgan Stanley’s opinion and the summary of Morgan Stanley’s opinion below carefully and in their entirety.

Morgan Stanley’s opinion was rendered for the benefit of the Freescale board, in its capacity as such, and addressed only the fairness from a financial point of view of the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement as of the date of the opinion. It does not address any other aspect or implications of the merger, including the value of the NXP ordinary shares when issued in the merger or the prices at which the NXP ordinary shares will trade at any time in the future. The opinion was addressed to, and rendered for the benefit of, the Freescale board and was not intended to, and does not, constitute advice or a recommendation to any holder of Freescale common shares or NXP ordinary shares as to how to vote at any shareholders’ meetings to be held in connection with the merger or take any other action with respect to the merger.

Interests of Certain Freescale Persons in the Merger (see page 90)

When considering the recommendations of the Freescale board with respect to the merger, Freescale shareholders should be aware that Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Freescale board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Freescale shareholders vote “FOR” the Freescale merger proposal at the Freescale special meeting. These interests include:

•

Acceleration of Vesting of Equity Awards upon a Qualifying Termination. Freescale’s executive officers have previously been granted stock options, restricted share units and performance-based restricted share units under the Amended and Restated Freescale Semiconductor, Ltd. 2011 Omnibus Incentive Plan, which we refer to in this joint proxy statement/prospectus as the “2011 Omnibus Incentive Plan.” Under the terms of the merger agreement, vested and unvested stock options will be converted into vested and unvested NXP stock options, as applicable, unvested restricted share units will be converted into unvested NXP restricted share units and unvested performance-based restricted share units with performance periods that have not ended prior to the completion of the merger will be converted into unvested time-vesting NXP restricted share units (as adjusted based on performance through the closing date of the merger, which we refer to in this joint proxy statement/prospectus as the “closing date”). The awards granted to Freescale’s executive officers under the 2011 Omnibus Incentive Plan, subject to certain exceptions, generally provide that, in the event of the executive officer’s termination by Freescale without “cause” (as defined in the 2011 Omnibus Incentive Plan) or by the executive officer for “good reason” (as defined in the executive officer’s employment agreement or award agreement, as applicable) during the one-year period following the completion of the merger, the vesting of any such award, to the extent outstanding and unvested, will accelerate. Any exceptions are noted in the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger.”

•

Change in Control Termination Benefits. Freescale executive officers, except Mr. Randy A. Hyzak, are entitled to severance compensation and benefits if the executive officer experiences a qualifying termination following a change in control. In general, Freescale executive officers who become entitled to severance, either pursuant to an employment agreement or the Freescale Executive Severance Plan for Senior Vice Presidents, which we refer to in this joint proxy statement/prospectus as the “Freescale severance plan,” will receive lump sum severance payment equal to a multiple of the sum of the executive officer’s base salary and target bonus, lump sum payment of the prorated portion of the executive officer’s annual bonus for the year of termination of employment and medical and life insurance benefits for a period of time following termination. Mr. Hyzak is not eligible to receive change in control termination benefits.

•

Treatment of Freescale Director Compensation. Independent members of the Freescale board have previously been granted restricted share units under the 2011 Omnibus Incentive Plan. Under the terms of the merger agreement, outstanding equity awards will generally be treated the same as for Freescale’s executive officers except that restricted share units expected to be received in 2015 (and 2016, if the merger has not been completed) will vest immediately prior to the change in control, in accordance with the terms of such awards.

For a more detailed description, see the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger.”

Debt Financing (see page 142)

NXP intends to fund the cash portion of the merger consideration with a combination of cash on hand and debt financing, and also intends to refinance certain of Freescale’s existing indebtedness with debt financing. NXP may access various financing sources to provide for such debt financing, which we refer to in this joint proxy statement/prospectus as the “debt financing.”

Pursuant to a debt commitment letter dated March 1, 2015, as amended by a joinder agreement dated March 10, 2015, which, as may be further amended and/or supplemented from time to time, we refer to in this joint proxy statement/prospectus as the “debt commitment letter,” entered into among NXP B.V., a wholly-owned subsidiary of NXP, Credit Suisse, Credit Suisse AG, Cayman Islands Branch, which we refer to in this joint proxy statement/prospectus together with Credit Suisse as “CS,” Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., which we refer to in this joint proxy statement/prospectus together with CS as the “lead arrangers” and each, a “lead arranger,” and Goldman Sachs Lending Partners LLC, Citigroup Global Markets Limited, Citibank N.A., London Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank BA., which we refer to in this joint proxy statement/prospectus together as the “co-managers” and each, a “co-manager,” NXP B.V., as borrower, and NXP Funding LLC, a wholly-owned subsidiary of NXP B.V., as co-borrower, may enter into new term loan facilities, which as of the date of this joint proxy statement/prospectus are committed for up to $5.04 billion.

In addition, NXP and NXP B.V., each as a borrower, and any other borrowers that may be party thereto, may also enter into a new revolving credit facility, which would be provided pursuant to the debt commitment letter, for up to $600 million, and which may replace existing credit facilities, in whole or in part.

NXP may also access other financing sources, such as senior notes or convertible notes, or use cash on hand, as an alternative to or to supplement the above sources. Subject to market conditions, NXP may elect to issue senior notes or other securities to reduce the amount available under the debt commitment letter.

For a more complete description of the contemplated debt financing for the merger, see the section entitled “Debt Financing.”

Board of Directors and Management of the Combined Company Following Completion of the Merger (see page 98)

At the completion of the merger, subject to NXP shareholders adopting the NXP director election proposals, the board of directors of the combined company is expected to include Gregory L. Summe and Peter Smitham, in addition to the other directors on the NXP board immediately prior to the completion of the merger. Richard L. Clemmer, the President and Chief Executive Officer of NXP, will continue as the President and Chief Executive Officer of the combined company following completion of the merger. The rest of the senior leadership team for the combined company following completion of the merger is expected to include: Peter Kelly, Chief Financial Officer; Rudy Stroh, General Manager Security & Connectivity; Kurt Sievers, General Manager Automotive; Tom Deitrich, General Manager Digital Networking; Frans Scheper, General Manager Standard Products; Paul Hart, General Manager RF Power; Guido Dierick, General Counsel; David Reed, Head of Technology & Operations; Steve Owen, Chief Sales and Marketing Officer and Dennis Shuler, Chief Human Resources Officer.

Certain U.S. Federal Income and Other Tax Consequences of the Merger (see page 98)

The receipt of NXP ordinary shares and cash in exchange for Freescale common shares in the merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder (as defined in the section entitled “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger”) who receives NXP ordinary shares and cash in the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of NXP ordinary shares and cash, including any cash received in lieu of fractions of NXP ordinary shares received in the merger, and (2) such U.S. holder’s adjusted tax basis in its Freescale common shares exchanged therefor. The determination of the actual tax consequences of the merger to a holder of Freescale common shares will depend on the holder’s specific situation. Holders of Freescale common shares should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances. See the section entitled “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger.” For certain consequences of the merger under Dutch tax laws, see the section entitled “The Merger—Material Dutch Tax Consequences.”

Accounting Treatment of the Merger (see page 106)

NXP prepares its financial statements in accordance with accounting principles generally accepted in the U.S., which we refer to in this joint proxy statement/prospectus as “GAAP.” The merger will be accounted for using the acquisition method of accounting with NXP being considered the acquirer of Freescale for accounting purposes. This means that NXP will allocate the purchase price to the fair value of Freescale’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Approvals Required to Complete the Merger (see page 106)

The completion of the merger is subject to obtaining antitrust and other regulatory approvals in the United States, the European Union, China, South Korea, Japan, Taiwan and Mexico. There can be no assurance as to if and when any of these will be obtained or as to the conditions or limitations that such approvals may contain or impose. See the section entitled “The Merger—Regulatory Approvals Required to Complete the Merger.”

Treatment of Freescale Equity Awards (see page 107)

At the effective time, each outstanding Freescale stock option (whether vested or unvested) will be assumed and converted into an option to purchase NXP ordinary shares. Such converted stock options will have the same vesting schedule as the Freescale stock options and otherwise will have the same terms and conditions as the Freescale stock options.

At the effective time, the unvested Freescale restricted share units outstanding immediately prior to the effective time will be converted into NXP restricted share units. Such converted restricted share units will have the same vesting schedule as the Freescale restricted share units and otherwise will have the same terms and conditions as the Freescale restricted share units.

At the effective time, the unvested Freescale performance-based restricted share units outstanding immediately prior to the effective time will be converted into NXP restricted share units. Such converted performance-based restricted share units will have the same time-based vesting schedule as Freescale performance-based restricted share units and otherwise will have the same terms and conditions as were applicable to the Freescale performance-based restricted share units. The level of performance achieved with respect to the Freescale performance-based restricted share units will be determined prior to the effective time.

Listing of NXP Ordinary Shares; Delisting of Freescale Common Shares (see page 108)

It is a condition to the completion of the merger that the NXP ordinary shares issuable in the merger be authorized for listing on NASDAQ upon official notice of issuance. As a result of the merger, Freescale common shares currently listed on the NYSE will cease to be listed on the NYSE.

Dissenters’ Rights of Appraisal (see page 108)

The holders of Freescale shares of record, under Bermuda law, are entitled to appraisal rights in connection with the merger. The holders of NXP ordinary shares, under Dutch law, are not entitled to any appraisal or dissenters’ rights with respect to the merger or any of the other transactions contemplated by the merger agreement. See the section entitled “The Merger—Dissenters’ Rights of Appraisal.”

Litigation Related to the Merger (see page 109)

In connection with the merger, a purported holder of Freescale common shares has filed a lawsuit against Freescale, Freescale’s directors, the sponsor shareholder, NXP and Merger Sub alleging, among other things, that the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, as initially filed with the SEC on April 2, 2015, is materially misleading and omits material facts that are necessary to render it non-misleading and Freescale’s directors breached their fiduciary duties to Freescale shareholders. The lawsuit further alleges that the sponsor shareholder, NXP and Merger Sub aided and abetted Freescale’s directors in the breach of their fiduciary duties. The lawsuit seeks injunctive relief enjoining the merger, damages and costs, among other remedies.

Freescale, NXP, the sponsor shareholder, Merger Sub and the Freescale board believe that the lawsuit is without merit. See the section entitled “The Merger—Litigation Related to the Merger.”

No Solicitation by Freescale of Freescale Acquisition Proposals (see page 114)

In the merger agreement, Freescale agreed not to solicit proposals relating to certain alternative transactions or engage in discussions or negotiations with respect to, or provide nonpublic information to any person in connection with, any proposal for an alternative transaction, subject to certain exceptions as described in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals.”

Conditions to the Completion of the Merger (see page 111)

The obligations of NXP, Merger Sub and Freescale to complete the merger are subject to the satisfaction (or waiver by the parties, if permissible under applicable law) of the following conditions:

•

approval of the Freescale merger proposal by the affirmative vote of a majority of the issued and outstanding Freescale common shares, which we refer to in this joint proxy statement/prospectus as the “Freescale shareholder approval;”

•

approval of the NXP merger proposal, the NXP share issuance proposal and the NXP option issuance proposal by a simple majority of the votes validly cast by those NXP shareholders duly present or represented at the NXP special meeting, which we refer to in this joint proxy statement/prospectus as the “NXP shareholder approval;”

•

no governmental entity having jurisdiction over Freescale, NXP or Merger Sub has issued any order, decree or ruling or taken any other material action that enjoins or otherwise prohibits completing the merger substantially on the terms contemplated by the merger agreement (disregarding any order, decree or ruling with respect to foreign antitrust laws except for those jurisdictions set forth in the immediately following bullet) (we refer to the condition in this bullet in this joint proxy statement/prospectus as the “governmental prohibitions condition”);

•	the waiting period (and any extensions thereof) applicable to completing the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to in this joint proxy statement/prospectus as the “HSR Act,” has expired or otherwise been terminated, and all consents, approvals or clearances required under the antitrust laws of the European Union, China, South Korea, Japan, Taiwan and Mexico have been obtained (we refer to the condition in this bullet in this joint proxy statement/prospectus as the “antitrust approvals condition”);

•

the SEC has declared the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened in writing by the SEC that have not been withdrawn; and

•	the NXP ordinary shares issuable in the merger have been authorized for listing on NASDAQ upon official notice of issuance.

In addition, each of NXP’s, Merger Sub’s and Freescale’s obligations to complete the merger are subject to the satisfaction (or waiver by such party) of the following additional conditions (for purposes of the following, NXP and Merger Sub collectively are referred to as a “party”):

•

certain representations and warranties of the other party relating to its capitalization being true and correct (except for de minimis inaccuracies) as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be so true and correct only as of such particular date or with respect to such specific period);

•

each of the representations and warranties of the other party relating to its organization; ownership of equity interests in its subsidiaries; authorization, validity of agreement and necessary action; brokers or finders; and voting requirement being true and correct in all material respects as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be so true and correct in all material respects only as of such particular date or with respect to such specific period);

•

the representations and warranties of the other party relating to the absence of a material adverse effect since December 31, 2014 through the date of the merger agreement being true and correct as of the date of the merger agreement and as of the closing date (disregarding clause (b) of such other party’s definition of “material adverse effect” described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger”);

•

each of the representations and warranties of the other party, other than those specifically identified in the three immediately preceding bullets, being true and correct as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be true and correct only as of such particular date or with respect to such specific period), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or similar qualifications as set forth in such representations or warranties) would not, either individually or in the aggregate, have a material adverse effect;

•

the other party having performed in all material respects its obligations under the merger agreement required to be performed by it at or prior to the completion of the merger (including the deliverables required to be filed with the Registrar of Companies in Bermuda, which we refer to in this joint proxy statement/prospectus as the “Registrar,” in accordance with Sections 104(H) and 108(2) of the Companies Act);

•

each party having received a certificate dated as of the closing date signed by an authorized officer of the other party to the effect that, to the knowledge of such officer, the conditions described under the immediately preceding five bullets (applicable to such other party) have been satisfied; and

•

the absence of any material adverse effect on the other party since the date of the merger agreement (disregarding clause (b) of the definition of “material adverse effect” described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger”).

NXP’s and Merger Sub’s obligations to complete the merger are further subject to the satisfaction (or waiver by NXP and Merger Sub) that NXP receives written resignations of the directors of Freescale effective as of the effective time.

Termination of the Merger Agreement (see page 124)

The merger agreement may be terminated and the merger contemplated by the merger agreement may be abandoned at any time prior to the effective time, whether before or after receipt of the Freescale shareholder approval:

•	by the mutual consent of Freescale and NXP;

•

by either Freescale or NXP, if the merger has not occurred on or prior to March 1, 2016, which we refer to in this joint proxy statement/prospectus as the “termination date,” except that if the governmental prohibitions condition or the antitrust approvals condition has not been satisfied or waived on March 1, 2016, then either Freescale or NXP may extend the termination date to June 1, 2016 by providing the other party a written notice of such extension on or before the termination date; except that the right to terminate the merger agreement as a result of the termination date being reached will not be available to any party whose material breach of the merger agreement has been the cause of, or resulted in, the failure of the merger to occur on or prior to the termination date;

•

by either Freescale or NXP, if any governmental entity having jurisdiction over Freescale, NXP or Merger Sub has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting completing the merger substantially on the terms contemplated by the merger agreement (disregarding any order, decree or ruling with respect to foreign antitrust laws except in the European Union, China, South Korea, Japan, Taiwan and Mexico), and such order, decree, ruling or other action has become final and non-appealable, unless the party seeking to terminate the merger agreement pursuant to the provision described in this bullet has materially breached its obligations to use reasonable best efforts to obtain applicable antitrust approvals, consents or clearances required by the provisions described in the section entitled “The Merger Agreement—Efforts to Complete the Merger;”

•	by either Freescale or NXP, if at the Freescale special shareholder meeting the Freescale shareholder approval has not been obtained in accordance with the Companies Act and the bye-laws of Freescale;

•

by either Freescale or NXP, if at the NXP special shareholder meeting the NXP shareholder approval has not been obtained in accordance with the laws of the Netherlands and the articles of association of NXP;

•

by Freescale, if there has been a breach of any covenant or agreement by NXP or Merger Sub, or if any representation or warranty of NXP or Merger Sub is untrue, in any case such that Freescale’s conditions to the completion of the merger would not be satisfied, except that Freescale may not terminate the merger agreement pursuant to the provision described in this bullet (i) if such breach is curable by NXP and Merger Sub through the exercise of its reasonable best efforts and NXP and Merger Sub continue to exercise such reasonable best efforts or (ii) if it has failed to perform in any material respect any of its obligations under or in connection with the merger agreement or is in breach of any representation or warranty such that NXP and Merger Sub’s conditions to the completion of the merger would not be satisfied;

•

by Freescale, if prior to obtaining the NXP shareholder approval, the NXP board or the board of directors of Merger Sub has publicly disclosed a change of NXP recommendation, or approved or recommended an NXP acquisition proposal;

•

by Freescale, if NXP or its subsidiaries have materially breached their obligations in the section entitled “The Merger Agreement—NXP’s Obligations with respect to NXP Acquisition Proposals” or in the section entitled “The Merger Agreement—Efforts to Obtain Required Shareholder Approvals” (unless the NXP shareholder approval has already been obtained);

•

by Freescale, if (i) all of the conditions to the completion of the merger applicable to all parties and to NXP and Merger Sub have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the completion of the merger, each of which are capable of being satisfied if the closing date were the date that notice of termination is delivered by Freescale to NXP), (ii) NXP fails to complete the merger by the day the closing is required to occur in the section entitled “The Merger Agreement—Effective Time” as a result of failure of the debt financing to be funded and (iii) Freescale has given NXP written notice at least two business days prior to such termination stating that it is willing and able to complete the transactions contemplated by the merger agreement and that it intends to terminate the merger agreement pursuant to the provision described in this bullet;

•

by NXP, if there has been a breach of any covenant or agreement by Freescale, or if any representation or warranty of Freescale is untrue, in any case such that NXP and Merger Sub’s conditions to the completion of the merger would not be satisfied, except that NXP may not terminate the merger agreement pursuant to the provision described in this bullet (i) if such breach is curable by Freescale through the exercise of its reasonable best efforts and Freescale continues to exercise such reasonable best efforts or (ii) if it has failed to perform in any material respect any of its obligations under or in connection with the merger agreement or is in breach of any representation or warranty such that Freescale’s conditions to the completion of the merger would not be satisfied;

•

by NXP, if, prior to obtaining the Freescale shareholder approval, the Freescale board has publicly disclosed a change of Freescale recommendation, or approved or recommended a Freescale acquisition proposal; or

•

by NXP, if Freescale or its subsidiaries have materially breached their obligations in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals” or in the section entitled “The Merger Agreement—Efforts to Obtain Required Shareholder Approvals” (unless the Freescale shareholder approval has already been obtained).

Termination Fees Relating to the Merger (see page 125)

Upon termination of the merger agreement, NXP or Freescale may be required, in certain circumstances, to pay a termination fee ranging from $120 million to $600 million to the other party, which we refer to in this joint proxy statement/prospectus as a “termination fee.” See the section entitled “The Merger Agreement—Termination Fees” for a more complete description of the circumstances under which NXP or Freescale may be required to pay the other party a termination fee.

Expenses Relating to the Merger (see page 134)

All costs and expenses incurred in connection with the merger, the merger agreement and the completion of the transactions contemplated by the merger agreement will be paid by the party incurring such costs and expenses, whether or not the merger or any of the other transactions contemplated by the merger agreement is completed.

Comparison of Rights of Shareholders of NXP and Freescale (see page 165)

Freescale shareholders receiving NXP ordinary shares upon the completion of the merger will have different rights from those they are entitled to as Freescale shareholders due to the differences between Bermuda law and Dutch law and between the governing corporate documents of Freescale and the governing corporate documents of NXP. These differences are described in more detail in the section entitled “Comparison of Rights of Shareholders of NXP and Freescale.”

Selected Historical Consolidated Financial Data of NXP

The following selected historical consolidated statement of operations data for NXP for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the selected historical consolidated balance sheet data as of December 31, 2014 and December 31, 2013 have been derived from the audited consolidated financial statements of NXP contained in its annual report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 6, 2015, which we refer to in this joint proxy statement/prospectus as the “2014 NXP annual report,” and is incorporated by reference herein. The selected historical consolidated statement of operations data for the years ended December 31, 2011 and December 31, 2010 and the selected historical consolidated balance sheet data as of December 31, 2012, December 31, 2011 and December 31, 2010 have been derived from NXP’s audited consolidated financial statements for such periods, which statements have not been incorporated into this joint proxy statement/prospectus by reference. The selected historical consolidated statement of operations data for each of the three-month periods ended April 5, 2015 and March 30, 2014 and the consolidated balance sheet data as of April 5, 2015 have been derived from NXP’s unaudited consolidated financial statements for the quarterly period ended April 5, 2015 contained in NXP’s interim report on Form 6-K furnished with the SEC on April 30, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated balance sheet data as of March 30, 2014 has been derived from NXP’s unaudited consolidated financial statements for the quarterly period ended March 30, 2014 contained in NXP’s interim report on Form 6-K furnished with the SEC on April 29, 2014, which is not incorporated by reference into this joint proxy statement/prospectus. In NXP’s view, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim April 5, 2015 financial information. Interim results for the three months ended and as of April 5, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of NXP or the combined company following completion of the merger, and you should read the following information together with NXP’s consolidated financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” contained in the 2014 NXP annual report and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in NXP’s interim report on Form 6-K furnished with the SEC on April 30, 2015 for the quarterly period ended April 5, 2015, which are incorporated by reference into this joint proxy statement/prospectus, and in NXP’s other reports filed with the SEC. For more information, see the section entitled “Where You Can Find More Information.”

	As of and for the quarters ended		As of and for the years ended December 31,
($ in millions unless otherwise stated)	April 5, 2015	March 30, 2014	2014	2013	2012	2011	2010
Consolidated Statements of Operations:
Revenue	1,467	1,246	5,647	4,815	4,358	4,194	4,402
Operating income (loss)	295	183	1,049	651	412	357	273
Financial income (expense)-net	(373)	(45)	(410)	(274)	(437)	(257)	(628)
Income (loss) from continuing operations attributable to stockholders	(107)	110	539	348	(116)	(44)	(515)
Income (loss) from discontinued operations attributable to stockholders	—	—	—	—	1	434	59
Net income (loss) attributable to stockholders	(107)	110	539	348	(115)	390	(456)

Per share data(1)(2):
Basic earnings per common share attributable to stockholders in $
—Income (loss) from continuing operations	(0.46)	0.45	2.27	1.40	(0.46)	(0.17)	(2.25)
—Income (loss) from discontinued operations	—	—	—	—	—	1.74	0.26

—Net income (loss)	(0.46)	0.45	2.27	1.40	(0.46)	1.57	(1.99)

	As of and for the quarters ended		As of and for the years ended December 31,
($ in millions unless otherwise stated)	April 5, 2015	March 30, 2014	2014	2013	2012	2011	2010
Diluted earnings per common share attributable to stockholders in $
—Income (loss) from continuing operations	(0.46)	0.43	2.17	1.36	(0.46)	(0.17)	(2.25)
—Income (loss) from discontinued operations	—	—	—	—	—	1.74	0.26

—Net income (loss)	(0.46)	0.43	2.17	1.36	(0.46)	1.57	(1.99)
Weighted average number of shares of common stock outstanding during the year (in thousands)
—Basic	233,116	245,300	237,954	248,526	248,064	248,812	229,280
—Diluted	233,116 (3)	255,167	248,609	255,050	248,064 (3)	248,812 (3)	229,280 (3)

Consolidated balance sheet data:
Cash and cash equivalents	1,355	720	1,185	670	617	743	898
Total assets	7,065	6,489	6,893	6,449	6,439	6,612	7,637
Net assets	735	1,283	801	1,546	1,284	1,357	1,219
Working capital(4)	1,601	989	1,340	939	765	969	811
Total debt(5)	4,044	3,583	3,999	3,321	3,492	3,799	4,551
Total stockholders’ equity	455	1,024	538	1,301	1,049	1,145	986
Common stock	51	51	51	51	51	51	51

Other operating data:
Capital expenditures	(80)	(51)	(329)	(215)	(251)	(221)	(258)
Depreciation and amortization(6)	95	102	405	514	533	591	684

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	368	273	1,468	891	722	175	361
Investing activities	(183)	(56)	(387)	(240)	(243)	(202)	(269)
Financing activities	1	(162)	(554)	(598)	(574)	(926)	(157)
Net cash provided by (used for) continuing operations	186	55	527	53	(95)	(953)	(65)
Net cash provided by (used for) discontinued operations	—	—	—	—	(45)	809	(5)

(1)	In 2010, NXP (which may be referred to in this section entitled “—Selected Historical Consolidated Financial Data of NXP” as “the Company” or “our”) amended its articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from EUR 0.01 to EUR 0.20. In all periods presented, basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the 1-for-20 reverse stock split.

(2)	The Company has not paid any dividends during the periods presented.

(3)	Due to our net losses from continuing operations attributable to stockholders in the first quarter of 2015 and the periods from 2010 to 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.

(4)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).

(5)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	April 5, 2015	March 30, 2014	2014	2013	2012	2011	2010
Long-term debt	4,012	3,546	3,979	3,281	3,185	3,747	4,128
Short-term debt	32	37	20	40	307	52	423

Total debt	4,044	3,583	3,999	3,321	3,492	3,799	4,551
Less: cash and cash equivalents	(1,355)	(720)	(1,185)	(670)	(617)	(743)	(898)

Net debt	2,689	2,863	2,814	2,651	2,875	3,056	3,653

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5.A. Operating Results of the 2014 NXP annual report.

(6)	Depreciation and amortization includes the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described in the 2014 NXP annual report as our “formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $33 million in the first quarter of 2015, $44 million in the first quarter of 2014, $164 million in 2014, $246 million in 2013, $273 million in 2012, $301 million in 2011 and $302 million in 2010. In 2014, depreciation and amortization included $1 million (2013: $9 million; 2012: $2 million; 2011: $5 million and 2010: $40 million) related to disposals that occurred in connection with NXP’s restructuring activities and $1 million (2013: $3 million; 2012: $2 million; 2011: $1 million and 2010: $6 million) relating to other incidental items. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see the “Effect of Acquisition Accounting” section in Part I, Item 5.A. Operating Results of the 2014 NXP annual report. Depreciation and amortization also includes impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

Selected Historical Consolidated Financial Data of Freescale

The following selected historical consolidated statement of operations data for Freescale for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the selected historical consolidated balance sheet data as of December 31, 2014 and December 31, 2013 have been derived from the audited consolidated financial statements of Freescale contained in its annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 6, 2015, which we refer to in this joint proxy statement/prospectus as the “2014 Freescale annual report,” and is incorporated by reference herein. The selected historical consolidated statement of operations data for the years ended December 31, 2011 and December 31, 2010 and the selected historical consolidated balance sheet data as of December 31, 2012, December 31, 2011 and December 31, 2010 have been derived from Freescale’s audited consolidated financial statements for such periods, which statements have not been incorporated into this joint proxy statement/prospectus by reference. The selected historical consolidated statement of operations data for each of the three-month periods ended April 3, 2015 and April 4, 2014 and the consolidated balance sheet data as of April 3, 2015 have been derived from Freescale’s unaudited consolidated financial statements for the quarterly period ended April 3, 2015 contained in Freescale’s quarterly report on Form 10-Q, filed with the SEC on April 24, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated balance sheet data as of April 4, 2014 has been derived from Freescale’s unaudited consolidated financial statements for the quarterly period ended April 4, 2014 contained in Freescale’s quarterly report on Form 10-Q, filed with the SEC on April 25, 2014, which is not incorporated by reference into this joint proxy statement/prospectus. In Freescale’s view, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim April 3, 2015 financial information. Interim results for the three months ended and as of April 3, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Freescale or the combined company following completion of the merger, and you should read the following information together with Freescale’s consolidated financial statements, the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the 2014 Freescale annual report and in Freescale’s quarterly report on Form 10-Q, filed with the SEC on April 24, 2015 for the quarterly period ended April 3, 2015, which are incorporated by reference into this joint proxy statement/prospectus, and in Freescale’s other reports filed with the SEC. For more information, see the section entitled “Where You Can Find More Information.”

(in millions, except per share amounts)	Three months ended		Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	April 3, 2015	April 4, 2014
Operating Results
Net sales	$1,169	$1,127	$4,634	$4,186	$3,945	$4,572	$4,458
Cost of sales	616	622	2,509	2,399	2,304	2,677	2,768
Gross margin	553	505	2,125	1,787	1,641	1,895	1,690
Research and development	222	210	846	755	742	797	782
Selling, general and administrative	121	126	499	464	438	510	502
Amortization expense for acquired intangible assets(1)	5	3	15	13	13	232	467
Reorganization of business, merger expenses and other(2)	26	11	37	24	(15)	82	—

Operating earnings (loss)	179	155	728	531	463	274	(61)
Loss on extinguishment or modification of long-term debt, net(3)	(21)	(59)	(79)	(217)	(32)	(97)	(417)
Other expense, net(4)	(78)	(103)	(345)	(482)	(531)	(559)	(600)

(in millions, except per share amounts)	Three months ended		Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	April 3, 2015	April 4, 2014
Earnings (loss) before income taxes	80	(7)	304	(168)	(100)	(382)	(1,078)
Income tax expense (benefit)	10	16	53	40	2	28	(25)

Net earnings (loss)	$70	$(23)	$251	$(208)	$(102)	$(410)	$(1,053)

Net earnings (loss) per share
Basic	$0.23	$(0.08)	$0.84	$(0.81)	$(0.41)	$(1.82)	$(5.35)
Diluted	$0.22	$(0.08)	$0.83	$(0.81)	$(0.41)	$(1.82)	$(5.35)

Weighted average common shares outstanding(5)
Basic	307	280	298	256	248	226	197
Diluted	315	280	303	256	248	226	197

Consolidated Balance Sheet Data
Total cash and cash equivalents	$501	$709	$696	$747	$711	$772	$1,043
Total assets	$3,096	$3,100	$3,275	$3,047	$3,171	$3,415	$4,269
Total carrying value of debt and capital lease obligations	$5,312	$5,793	$5,570	$6,480	$6,381	$6,592	$7,618
Total shareholders’ deficit	$(3,454)	$(3,851)	$(3,581)	$(4,594)	$(4,531)	$(4,480)	$(4,934)

(1)	Relates primarily to the amortization of assets acquired as a part of the December 1, 2006 acquisition of Freescale Inc. by a consortium of private equity funds, which we refer to in this joint proxy statement/prospectus as the “2006 merger,” a significant portion of which became fully amortized during 2011. (Refer to Note 1, “Summary of Significant Accounting Policies,” and to Note 14, “Supplemental Guarantor Condensed Consolidating Financial Statements,” in the Consolidated Financial Statements in the 2014 Freescale annual report for a discussion of the 2006 merger.)

(2)	Charges in 2015, 2014 and 2013 were largely related to continued execution of the change in strategic direction which began in 2012 and on-going closure, decommissioning and demolition costs for Freescale’s former manufacturing facilities located in Toulouse, France and Sendai, Japan, partially offset by the net proceeds from the sale of certain equipment and property at these sites. Charges in 2015 included $6 million consisting primarily of legal costs associated with the merger. Benefits in 2012 were primarily related to insurance recoveries from the 2011 Sendai, Japan earthquake offset by charges related to the hiring of the Freescale’s CEO and the change in its strategic direction. Charges in 2011 were related to the termination of management agreements with affiliates and advisors of the sponsors recorded in connection with Freescale’s initial public offering and charges related to damage caused by the earthquake; these charges were partially offset by insurance recoveries related to the event. (Refer to Note 10 “Reorganization of Business and Other,” in the Consolidated Financial Statements in the 2014 Freescale annual report for further description of charges incurred and benefits received during the three years ended December 31, 2014.)

(3)	Charges related to multiple debt refinancing and redemption transactions occurring over each period and were comprised of call premiums, the write-off of remaining original issue discount and unamortized debt issuance costs along with other charges not eligible for capitalization, as applicable. The charges in 2010 were partially offset by a net gain related to open-market repurchases of Freescale Inc.’s existing notes during the period. (Refer to Note 2, “Other Financial Data,” in the Consolidated Financial Statements in the 2014 Freescale annual report for further description of charges incurred during the three years ended December 31, 2014.)

(4)	Primarily reflects interest expense associated with Freescale’s long-term debt.

(5)	Year ended December 31, 2010 was adjusted for the impact of the reverse stock split accomplished in advance of Freescale’s initial public offering in 2011.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined consolidated balance sheet data gives effect to (i) the merger as if it had occurred on April 5, 2015 and (ii) the sale of the RF Power business (see the section entitled “Summary—Recent Developments”) as if it had occurred on April 5, 2015, while the unaudited pro forma condensed combined statement of operations data for the three months ended April 5, 2015 and the year ended December 31, 2014 is presented (i) as if the merger had been completed on January 1, 2014 and (ii) as if the sale of the RF Power business had been completed on January 1, 2014.

The following selected unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the merger and/or the sale of the RF Power business been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available as of May 27, 2015. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus.

As of April 5, 2015
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
($ in millions)
Cash and cash equivalents	2,241
Total assets	29,055
Net assets	13,649
Working capital	3,696
Total debt	10,066
Total stockholders’ equity	13,369

	Three-months ended April 5, 2015	Year ended December 31, 2014
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
($ in millions, except per share data)
Revenue	2,509	9,904
Operating income (loss)	211	773
Financial income (expense)-net	(461)	(804)
Net income (loss) attributable to stockholders	(289)	(184)
Net income (loss) per common share attributable to stockholders:
—Basic and diluted	(0.85)	(0.54)

Unaudited Comparative Per Share Information

The following table summarizes unaudited per share data for (i) NXP and Freescale on a historical basis for the three months ended April 5, 2015 and April 3, 2015, respectively and the year ended December 31, 2014, (ii) NXP on a pro forma combined basis giving effect to the merger and the sale of the RF Power business and (iii) Freescale on an equivalent basis based on the exchange ratio of 0.3521 NXP ordinary shares for each Freescale common share. It has been assumed for purposes of the pro forma combined financial information provided below that the merger and the sale of the RF Power business were completed on January 1, 2014 for earnings per share purposes and on April 5, 2015 for book value per share purposes. The historical earnings per share information should be read in conjunction with the historical consolidated financial statements and notes thereto of NXP and Freescale incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The unaudited pro forma combined earnings per share information is derived from, and should be read in conjunction with, the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger and/or the sale of the RF Power business had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. Freescale has not declared or paid cash dividends on Freescale common shares since its initial public offering on May 26, 2011, and NXP has never declared or paid cash dividends on NXP ordinary shares, so cash dividend per share information has been omitted from the table.

	NXP Historical Data	Freescale Historical Data	Unaudited Pro Forma Combined	Freescale Equivalent
	Three months ended April 5, 2015	Three months ended April 3, 2015	Three months ended April 5, 2015	Three months ended April 3, 2015
Earnings (loss) per share
—Basic	$(0.46)	$0.23	$(0.85)	$(0.30)
—Diluted	$(0.46)	$0.22	$(0.85)	$(0.30)
Book value per share	$1.95	$(11.20)	$39.08	$13.76

	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2014
Earnings (loss) per share
—Basic	$2.27	$0.84	$(0.54)	$(0.19)
—Diluted	$2.17	$0.83	$(0.54)	$(0.19)
Book value per share	$2.31	$(11.76)	$35.71	$12.57

Comparative Share Price Data and Dividends

Share Prices

The NXP ordinary shares are listed on NASDAQ under the symbol “NXPI.” The Freescale common shares are listed on the NYSE under the symbol “FSL.” The following table sets forth the closing sales prices per share of NXP ordinary shares and Freescale common shares on NASDAQ and the NYSE, as applicable, on the following dates:

•	February 12, 2015, the last full trading day before the publication of press reports regarding a potential sale of Freescale;

•	February 27, 2015, the last full trading day before the public announcement of the merger; and

•	May 15, 2015, the last trading day for which this information could be calculated before the date of this joint proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per Freescale common share on those dates:

	NXP Ordinary Shares	Freescale Common Shares	Value of Merger Consideration Per Freescale Common Share(1)
February 12, 2015	$85.39	$34.70	$36.32
February 27, 2015	$84.90	$36.11	$36.14
May 15, 2015	$102.72	$41.59	$42.42

(1)

The value of the merger consideration per Freescale common share has been determined by adding (i) the closing price of NXP ordinary shares multiplied by the exchange ratio of 0.3521, plus (ii) the cash portion of the merger consideration, or $6.25.

The following table sets forth, for the periods indicated, the high and low closing sales prices per share of NXP ordinary share and Freescale common share as reported on NASDAQ and the NYSE, as applicable.

	NXP Ordinary Shares		Freescale Common Shares
	High	Low	High	Low
For the period ended:

2015
June 30 (through May 15, 2015)	$103.98	$95.33	$41.89	$38.84
March 31	$108.03	$72.38	$43.39	$24.29

2014
December 31	$77.85	$53.90	$25.85	$15.55
September 30	$73.01	$60.50	$24.38	$19.04
June 30	$66.44	$55.72	$25.88	$21.08
March 31	$59.91	$42.94	$24.41	$15.16

2013
December 31	$45.95	$36.03	$17.73	$13.98
September 30	$39.11	$31.18	$17.28	$13.55
June 30	$32.01	$25.29	$16.69	$12.73
March 31	$32.80	$26.55	$16.02	$11.28

2012
December 31	$26.32	$20.93	$11.06	$7.64
September 30	$26.67	$20.03	$12.10	$8.85
June 30	$26.32	$18.81	$15.41	$8.74
March 31	$26.97	$16.01	$17.68	$12.79

Because the exchange ratio will not be adjusted for changes in the market price of either NXP ordinary shares or Freescale common shares, the market value of the NXP ordinary shares that holders of Freescale common shares will have the right to receive on the date the merger is completed may vary significantly from the market value of the NXP ordinary shares that holders of Freescale common shares would receive if the merger was completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Freescale common shares and NXP ordinary shares prior to voting your shares. See the section entitled “Risk Factors—Risks Relating to the Merger.”

Dividends

Freescale has not declared or paid cash dividends on Freescale common shares since its initial public offering on May 26, 2011. NXP has never declared or paid cash dividends on NXP ordinary shares.

Under the merger agreement, prior to the effective time, except with the prior written consent of NXP, Freescale may not declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) on any Freescale common shares or other share capital of Freescale.

Recent Developments

On May 28, 2015, NXP B.V. entered into an agreement to facilitate the sale of NXP’s RF Power business to Jianguang Asset Management Co. Ltd., which we refer to in this joint proxy statement/prospectus as “JAC Capital.” Under the terms of the agreement, JAC Capital will pay $1.8 billion for the business. The transaction, including the entry into and the terms of the definitive agreements and the approval of JAC Capital as the acquirer, is subject to review and approval by the U.S. Federal Trade Commission, which we refer to in this joint proxy statement/prospectus as the “FTC,” the European Commission, the Ministry of Commerce of the People’s Republic of China,

which we refer to in this joint proxy statement/prospectus as “MOFCOM,” and other agencies in connection with their review of NXP’s proposed acquisition of Freescale. NXP expects the sale to close within the second half of 2015, pending required regulatory approval and employee representative consultations. A copy of the press release announcing the entering into of the agreement is included as an exhibit to the Form 6-K furnished to the SEC by NXP on May 28, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

Cautionary Statements Regarding Forward-Looking Statements

This joint proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect NXP’s and Freescale’s current beliefs, expectations or intentions regarding future events. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify such forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and Freescale, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including those set forth in the section entitled “Risk Factors,” the risk factors set forth in NXP’s most recent Form 20-F and Freescale’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the NXP shareholder approval or the Freescale shareholder approval in connection with the merger;

•	the failure to complete or delay in completing the merger for other reasons;

•	the timing to complete the merger;

•	the risk that a condition to the completion of the merger may not be satisfied;

•	the risk that a regulatory approval that may be required for the merger is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and Freescale’s ability to achieve the cost synergies and value creation contemplated by the merger;

•	the ability of either NXP or Freescale to effectively integrate their businesses; and

•	the diversion of management time on merger-related issues.

All subsequent written and oral forward-looking statements concerning NXP, Freescale, the transactions contemplated by the merger agreement or other matters attributable to NXP or Freescale or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. NXP’s and Freescale’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither NXP nor Freescale can guarantee future results, activity levels, performance or achievements. Moreover, neither NXP nor Freescale assumes responsibility for the accuracy and completeness of any of these forward-looking statements. NXP and Freescale assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements,” you should carefully consider the following risk factors. You should also read and consider the risks associated with each of the businesses of Freescale and NXP because these risks relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in NXP’s and Freescale’s annual and other reports filed with the SEC at the SEC’s website at http://www.sec.gov. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information.”

Risks Relating to the Merger

The merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material and adverse effects on NXP and Freescale.

The completion of the merger is subject to a number of conditions, including, among other things, the approval by NXP shareholders of the NXP merger proposal, the NXP share issuance proposal and the NXP option issuance proposal, the approval by Freescale shareholders of the Freescale merger proposal and obtaining antitrust and other regulatory approvals in the United States, the European Union and China and certain other jurisdictions, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” for a more detailed discussion. Also, either NXP or Freescale may terminate the merger agreement if the merger has not been completed by March 1, 2016 (or June 1, 2016 if extended in accordance with the merger agreement).

If the merger is not completed on a timely basis, or at all, NXP’s and Freescale’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the merger, NXP and Freescale will be subject to a number of risks, including the following:

•	NXP and Freescale will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed;

•	time and resources committed by NXP’s and Freescale’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of NXP ordinary shares or Freescale common shares could decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•

NXP and/or Freescale could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against NXP or Freescale to perform their respective obligations under the merger agreement; and

•

NXP or Freescale may be required, in certain circumstances, to pay a termination fee ranging from $120 million to $600 million to the other party (see the section entitled “The Merger Agreement—Termination Fees”).

The merger agreement contains provisions that limit each party’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of either NXP or Freescale from making a favorable alternative transaction proposal and, in specified circumstances, could require either party to pay a termination fee of up to $600 million to the other party.

The merger agreement contains certain provisions that restrict Freescale’s ability to initiate, solicit or, subject to certain exceptions, knowingly facilitate or encourage, or engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative transaction. The merger agreement also contains certain provisions that restrict NXP’s ability to approve, recommend or enter into certain third-party proposals for an alternative transaction. Further, even if the NXP board withdraws or qualifies its recommendation with respect to the NXP merger proposal or if the Freescale board withdraws or qualifies its recommendation with respect to the Freescale merger proposal, unless the merger agreement has been terminated in accordance with its terms, NXP or Freescale, as the case may be, will still be required to submit the NXP merger proposal or the Freescale merger proposal, as applicable, to a vote at its special meeting of shareholders. In addition, NXP generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the Freescale board may withdraw or qualify its recommendation with respect to the Freescale merger proposal. In some circumstances, upon termination of the merger agreement, a party will be required to pay a termination fee of up to $600 million to the other party. See the sections entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals,” “The Merger Agreement—NXP’s Obligations with respect to NXP Acquisition Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of NXP or Freescale or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the merger consideration or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to NXP shareholders or Freescale shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee of up to $600 million that may become payable in certain circumstances.

If the merger agreement is terminated and either NXP or Freescale determines to seek another business combination, NXP or Freescale, as applicable, may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Because the exchange ratio is fixed and the market price of NXP ordinary shares and Freescale common shares may fluctuate, Freescale shareholders cannot be sure of the value of the NXP ordinary shares they will receive on the closing date.

Upon completion of the merger, pursuant to the terms of the merger agreement, each Freescale common share (other than certain Freescale common shares to be cancelled pursuant to the merger agreement) will be converted into the right to receive (i) $6.25 in cash, without interest, and (ii) 0.3521 of an NXP ordinary share. The exchange ratio will not be adjusted for changes in the market price of either NXP ordinary shares or Freescale common shares between the date of the merger agreement and completion of the merger. Accordingly, the value of NXP ordinary shares that Freescale shareholders will receive on the closing date will depend upon the market price of NXP ordinary shares on the closing date. As a result, changes in the price of NXP ordinary shares prior to the closing date will affect the value of NXP ordinary shares that Freescale shareholders will receive on the closing date.

The prices of NXP ordinary shares and Freescale common shares and, as a result, the value of NXP ordinary shares that Freescale shareholders will receive pursuant to the merger agreement, have been fluctuating from the date the merger agreement and may fluctuate through the date of the completion of the merger. For example, based on the range of closing prices of NXP ordinary shares during the period from February 12, 2015, the last full trading day before the publication of press reports regarding a potential sale of Freescale, through May 29, 2015, the most recent practicable trading day prior to the printing of this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $39.52 to a low of $29.48 for each Freescale common share. The actual market value of the NXP ordinary shares received by holders of Freescale common shares upon completion of the merger may be outside this range. Accordingly, at the time of the NXP special meeting and the Freescale special meeting, Freescale shareholders will not know or be able to determine the value of NXP ordinary shares they may receive upon completion of the merger. For that reason, the market prices of NXP ordinary shares and Freescale common shares on the date of the NXP special meeting and the Freescale special meeting may not be indicative of the value of NXP ordinary shares that Freescale shareholders will receive upon completion of the merger.

Freescale’s executive officers and directors may have interests in the transactions that are different from, or in addition to, the interests of Freescale shareholders generally.

Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. The executive officers of Freescale have arrangements with Freescale that provide for severance, accelerated vesting of certain rights and other benefits if their employment is terminated under certain circumstances following the completion of the merger. Executive officers and directors of Freescale also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive completion of the merger. The Freescale board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Freescale shareholders vote “FOR” the Freescale merger proposal at the Freescale special meeting. These interests may cause Freescale’s directors and executive officers to view the merger differently and more favorably than you may view them. These interests are described in greater detail in the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger.”

Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom NXP or Freescale has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with NXP or Freescale, as the case may be, as a result of the merger, which could negatively affect NXP’s or Freescale’s respective revenues, earnings and cash flows, as well as the market price of NXP ordinary shares or Freescale common shares, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of NXP or Freescale is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to acquire assets. Freescale is subject to additional restrictions on its ability to enter into contracts, dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger.

The merger is subject to the expiration of applicable waiting periods under and the receipt of approvals, consents or clearances from domestic and foreign regulatory authorities that may impose conditions that could have an adverse effect on NXP, Freescale or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been obtained, in each case, under the HSR Act and under antitrust laws in the European Union, China and certain other foreign jurisdictions. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business.

Under the merger agreement, Freescale and NXP have agreed to use their reasonable best efforts to obtain such approvals, consents and clearances and therefore may be required to comply with conditions or limitations imposed by governmental authorities. In addition, as discussed in more detail in the section entitled “Summary—Recent Developments,” NXP has entered into an agreement to facilitate the sale of NXP’s RF Power business. However, no assurance can be given that the applicable regulatory agencies will approve the transaction or that any such transaction can be completed prior to or upon the completion of the merger, or at all. NXP has also agreed to use reasonable best efforts to take any and all actions and accept any restrictions with respect to the business activities of NXP and Freescale necessary to obtain approval or clearance of the transactions contemplated by the merger agreement by the relevant government entities, except to the extent that such action would reasonably be likely to have a material adverse impact on any business line of NXP (disregarding, for these purposes, any adverse impact resulting from the sale of the RF Power business).

There can be no assurance that regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on or materially limiting the revenues of the combined company following the completion of the merger. In addition, neither Freescale nor NXP can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. If the merger agreement is terminated as a result of a failure to obtain required approval, consent or clearance by applicable antitrust authorities, NXP is obligated to pay a termination fee of $300 million (unless NXP’s willful and intentional breach of certain of its obligations under the merger agreement caused such delay or failure, in which event NXP is obligated to pay an additional $300 million). For a more detailed description of the regulatory review process and the termination fee, see the sections entitled “The Merger—Regulatory Approvals Required to Complete the Merger,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

There can be no assurance that NXP will be able to secure the funds necessary to pay the cash portion of the merger consideration and refinance certain of Freescale’s existing indebtedness on acceptable terms, in a timely manner, or at all and NXP may be required to pay a termination fee if such financing is not available.

NXP intends to fund the cash portion of the merger consideration with a combination of cash on hand and the debt financing, and also intends to refinance certain of Freescale’s existing indebtedness with the debt financing. To this end, NXP B.V. has entered into the debt commitment letter for term loan facilities in an aggregate amount of up to $5.04 billion as of the date of this joint proxy statement/prospectus and a revolving credit facility in an amount of up to $600 million. However, neither NXP nor any of its subsidiaries has entered into definitive agreements for the debt financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that NXP will be able to secure the debt financing pursuant to the debt commitment letter.

In the event that the debt financing contemplated by the debt commitment letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If NXP is unable to secure financing for the merger, the merger may not be completed. In the event of a termination of the merger agreement due to NXP’s failure to obtain the necessary financing to complete the merger, NXP will be obligated to pay a termination fee to Freescale in the amount of $600 million.

Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals, consents or clearances, the completion of the merger is subject to a number of other conditions beyond NXP’s and Freescale’s control that may prevent, delay or otherwise materially adversely affect such completion. NXP and Freescale cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required approvals, consents or clearances could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company to delay or not to realize some or all of the cost synergies that NXP and Freescale expect to achieve if the merger is successfully completed within the expected time frame. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company.

NXP and Freescale are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of NXP and Freescale to retain key management personnel and other key employees. Current and prospective employees of NXP and Freescale may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of NXP and Freescale to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of NXP and Freescale to the same extent that NXP and Freescale have previously been able to attract or retain their own employees.

Litigation filed against Freescale, Freescale’s directors, the sponsor shareholder, NXP and Merger Sub could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, a purported holder of Freescale common shares has filed a lawsuit against Freescale, Freescale’s directors, the sponsor shareholder, NXP and Merger Sub. Among other remedies, the plaintiff seeks to enjoin the merger. The outcome of such lawsuit is uncertain. If a dismissal is not granted or a settlement is not reached, such lawsuit could prevent or delay completion of the merger and result in substantial costs to Freescale and NXP, including any costs associated with indemnification, or result in the payment of damages following completion of the merger. Additional lawsuits may be filed against Freescale, NXP or their respective board of directors or officers in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See the section entitled “The Merger—Litigation Related to the Merger” for more information about the lawsuit that has been filed related to the merger.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may differ materially from the operating results and financial condition of the combined company following completion of the pro forma events.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The preparation of the pro forma condensed combined financial information is based upon available information and certain assumptions and estimates that NXP and Freescale currently believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Freescale’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Freescale as of the closing date. In addition, subsequent to the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Completion of the merger may trigger change in control or other provisions in certain agreements to which Freescale is a party.

Freescale is party to certain agreements that give the counterparties to such agreements certain rights, including consent and termination rights, in connection with “change in control” transactions or otherwise. Under certain of these agreements, the merger may constitute a “change in control” or otherwise give rise to consent or termination rights and, therefore, the counterparties may assert their rights in connection with the merger, including in the case of indebtedness, acceleration of amounts due. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements, and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under other agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

Uncertainties associated with the merger could adversely affect the businesses, revenues and gross margins of Freescale, NXP and the combined company.

In response to the announcement of the merger or due to ongoing uncertainty about the merger, customers of Freescale or NXP may delay or defer purchasing decisions or elect to switch to other suppliers. In particular, prospective and existing customers could be reluctant to purchase the products and services of Freescale, NXP or the combined company due to uncertainty about the direction of the combined company’s offerings and its willingness to support existing products. To the extent that the merger creates uncertainty among those persons and organizations contemplating purchases such that customers delay, defer or change purchases in connection with the merger, the revenues of Freescale, NXP or the combined company would be adversely affected. Customer assurances may be made by Freescale or NXP to address their customers’ uncertainty about the direction of the combined company’s offerings and its willingness to support existing products, which may result in additional obligations of Freescale, NXP or the combined company. As a result of any of these actions, quarterly revenues and net earnings of Freescale, NXP or the combined company could be substantially below expectations of market analysts and a decline in the companies’ respective share prices could result.

Risks Relating to the Combined Company after Completion of the Merger

The combined company may be unable to successfully integrate the businesses of NXP and Freescale and realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of NXP and Freescale. Potential difficulties the combined company may encounter as part of the integration process include the following:

•

the inability to successfully combine the businesses of NXP and Freescale, or particular business segments such as automotive, in a manner that permits the combined company to enjoy the advantages of highly complementary product portfolios and end-market exposure of the businesses of NXP and Freescale, to be able to offer more innovative and complete solutions to its customers by leveraging NXP’s security capability and Freescale’s broad based microcontroller offering, to achieve the full cost synergies and other benefits anticipated to result from the merger, and to further expand the combined company’s global market reach and customer base and expand into other business areas of strategic importance;

•	the inability of the combined company, or particular business segments such as automotive, to achieve or maintain leading industry standards in quality, supply chain management and innovation;

•

complexities associated with managing the businesses of the combined company, including challenges of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	integrating the workforces of the two companies while maintaining focus on providing consistent, high quality customer service; and

•

potential unknown liabilities and unforeseen increased expenses or delays associated with the merger, including costs to integrate the two companies that may exceed the anticipated costs that NXP and Freescale estimated prior to the execution of the merger agreement.

In addition, NXP and Freescale have operated, and will continue to operate, independently and may not begin the actual integration process until the completion of the merger. Although the parties are conducting an integration planning process as permitted by legal restrictions, this process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of the foregoing could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or NXP’s and Freescale’s ability to achieve the anticipated benefits of the merger or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company.

The combined company may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position.

The combined company’s success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The combined company will primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose the combined company’s proprietary technologies and processes, despite efforts by the combined company to protect its proprietary technologies and processes. While the combined company will hold a significant number of patents, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect the combined company’s technology. In addition, any of NXP’s or Freescale’s existing patents, and any future patents issued to the combined company, may be challenged, invalidated or circumvented, either in connection with the transactions contemplated by the merger agreement or otherwise. As such, any rights granted under these patents may not provide the combined company with meaningful protection. NXP and Freescale may not have, and in the future the combined company may not have, foreign patents or pending applications corresponding to its U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If the combined company’s patents do not adequately protect its technology, competitors may be able to offer products similar to the combined company’s products. The combined company’s competitors may also be able to develop similar technology independently or design around its patents.

NXP shareholders and Freescale shareholders will have a reduced ownership and voting interest after completion of the merger and will exercise less influence over management.

NXP shareholders presently have the right to vote on the appointment of members of the NXP board and on other matters affecting NXP. Freescale shareholders presently have the right to vote in the election of the Freescale board and on other matters affecting Freescale. Immediately after the merger is completed, it is expected that current NXP shareholders will own approximately 70% of the combined company’s ordinary shares outstanding and current Freescale shareholders will own approximately 30% of the combined company’s ordinary shares outstanding, respectively, based on the number of NXP ordinary shares outstanding as of May 15, 2015.

As a result, current NXP shareholders and current Freescale shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of NXP and Freescale, respectively.

NXP will assume or refinance certain of Freescale’s existing indebtedness in connection with the completion of the merger, which may reduce the combined company’s operational flexibility.

NXP will assume or refinance certain of Freescale’s existing indebtedness in connection with the completion of the merger and will also incur additional indebtedness to fund a portion of the cash portion of the merger consideration payable in connection with the merger. The combined company’s debt service obligations could reduce its operational flexibility, including increasing the combined company’s vulnerability to adverse economic or industry developments, restricting the combined company from making strategic acquisitions and reducing the combined company’s ability to use its cash flow to fund operations, capital expenditures and future business opportunities. In addition, the rating of the combined company’s debt by rating agencies may impact the cost and availability of future borrowings. As a result of the merger and related assumption or refinancing of Freescale’s indebtedness, the combined company may have its rating downgraded or placed on negative watch, which may increase the costs or decrease the availability of borrowings. There can be no assurance that the combined company will achieve a particular rating or maintain a particular rating in the future.

The market price of the combined company’s ordinary shares may be volatile, and holders of the combined company’s ordinary shares could lose a significant portion of their investment due to drops in the market price of the combined company’s ordinary shares following completion of the merger.

The market price of the combined company’s ordinary shares may be volatile, and following completion of the merger, Freescale shareholders who receive NXP ordinary shares may not be able to resell their NXP ordinary shares at or above the price at which they acquired the ordinary shares pursuant to the merger agreement due to fluctuations in the market price, including changes in price caused by factors unrelated to the combined company’s operating performance or prospects. In particular, the market price of NXP ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to NXP’s performance, and this fluctuation may continue in the future.

Specific factors that may have a significant effect on the market price for the combined company’s ordinary shares include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the combined company’s ordinary shares, other companies comparable to it or companies in the industries it serves;

•	actual or anticipated fluctuations in the combined company’s operating results or future prospects, which may be influenced by, among other things, changes in semiconductor industry conditions;

•	reaction to public announcements by the combined company;

•	strategic actions taken by the combined company or its competitors, such as acquisitions or restructurings;

•

failure of the combined company to achieve the perceived benefits of the merger, including financial results and anticipated cost synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	the recruitment or departure of key personnel;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to the combined company’s business and operations;

•	changes in tax or accounting standards, rulings, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•

the fact that the sponsors will receive a significant amount of NXP ordinary shares as a result of the merger and three months after the closing date may sell such shares from time to time, subject to certain restrictions set forth in the shareholders agreement to be entered into between NXP and the sponsors (see the section entitled “The Shareholders Agreements”); and

•	sales of ordinary shares by the combined company, members of its management team or significant shareholders.

The market price of the combined company’s ordinary shares may be affected by factors different from those affecting the price of NXP ordinary shares or Freescale common shares.

Upon completion of the merger, holders of NXP ordinary shares and Freescale common shares will become holders of ordinary shares in the combined company. Although in operating in the semiconductor industry the combined company will generally be subject to the same risks that each of NXP and Freescale currently face, the results of operations as well as the price of the combined company’s ordinary shares may in the future be affected by factors different from those factors affecting NXP and Freescale as independent stand-alone companies. The combined company may face additional risks and uncertainties that NXP or Freescale may currently not be exposed to as independent companies.

The future results of the combined company may suffer if the combined company does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of the business of the combined company will increase significantly beyond the current size of either NXP’s or Freescale’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

NXP is a “foreign private issuer” under the rules and regulations of the SEC and “foreign private issuers” are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than issuers that are not “foreign private issuers.”

As a “foreign private issuer” under the Exchange Act, NXP is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not “foreign private issuers,” or to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, NXP will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. NXP’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning NXP than there is for Freescale prior to the merger, and such information may not be provided as promptly as it is provided by Freescale prior to the merger. In addition, certain information may be provided in accordance with Dutch law, which may differ in substance or timing from such disclosure requirements under the Exchange Act.

Other Risk Factors of NXP and Freescale

NXP’s and Freescale’s businesses are and will be subject to the risks described above. In addition, Freescale is, and will continue to be subject to the risks described in Freescale’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as updated by its quarterly report on Form 10-Q for the quarterly period ended April 3, 2015 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, and NXP is, and will continue to be subject to the risks described in NXP’s annual report on Form 20-F for the fiscal year ended December 31, 2014, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT NXP

NXP Semiconductors N.V.

NXP Semiconductors N.V., a Dutch public limited liability company, is a global semiconductor company and a long-standing supplier in the industry. NXP provides high performance mixed signal and standard product solutions that are used in a wide range of applications such as: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing.

As of December 31, 2014, NXP had 27,884 full-time equivalent employees located in over 20 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe.

NXP ordinary shares are traded on NASDAQ under the symbol “NXPI.”

The principal executive offices of NXP are located at High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, and its telephone number is +31 40 2729960. Additional information about NXP and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Nimble Acquisition Limited

Nimble Acquisition Limited, a Bermuda exempted limited liability company, is a wholly-owned, indirect subsidiary of NXP. Merger Sub was formed solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, and its telephone number is +31 40 2729960.

INFORMATION ABOUT FREESCALE

Freescale Semiconductor, Ltd.

Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company, is a global leader in microcontrollers and digital networking processors, commonly referred to as embedded processors. Embedded processors are the backbone of electronic systems, providing essential control, intelligence and security, while enhancing performance and power efficiency. Freescale combines its embedded processors with its complementary analog, sensor and radio frequency (RF) devices, as well as a full suite of software and design tools, to provide highly integrated embedded processing solutions that streamline customer development efforts, lower their costs and shorten their time to market. As of December 31, 2014, Freescale employed approximately 17,300 full-time employees.

Freescale common shares are traded on NYSE under the symbol “FSL.”

The principal executive offices of Freescale are located at 6501 William Cannon Drive West, Austin, Texas 78735 and its telephone number is (512) 895-2000. Additional information about Freescale and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

NXP SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to NXP shareholders as part of a solicitation of proxies by the NXP board for use at the NXP special meeting. This joint proxy statement/prospectus provides NXP shareholders with information about the NXP special meeting and should be read carefully in its entirety.

Date, Time and Place of the NXP Special Meeting

The NXP special meeting will be held on Thursday, July 2, 2015, beginning at 3:00 p.m., local time, at NXP’s principal executive offices located at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands.

Purposes of the NXP Special Meeting

The NXP special meeting is being held to consider and vote upon:

•	Proposal 1-A: the NXP merger proposal;

•	Proposal 1-B: the NXP share issuance proposal;

•	Proposal 1-C: the NXP option issuance proposal;

•	Proposal 2-A: the NXP director election proposal to appoint Gregory L. Summe as non-executive director of NXP:

•

Gregory L. Summe, 58, is currently a director of Freescale. Mr. Summe joined the Freescale board in September 2010 and has served as Chairman of the Freescale board since May 2014. Mr. Summe is also Chairman of the Compensation and Leadership Committee of the Freescale board. Mr. Summe is the Managing Partner of Glen Capital Partners, an investment fund, which he founded in 2013. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a private equity firm, from September 2009 to May 2014. Prior to joining Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a designer, manufacturer and deliverer of advanced technology solutions addressing health and safety concerns, a company he led for eleven years from 1998 to September 2009. He joined PerkinElmer in January 1998 in the role of president and chief operating officer and in 1999 was elected chief executive officer and chairman of the board. He also served as a senior advisor to Goldman Sachs Capital Partners, a leader in private corporate equity investing, from 2008 to 2009. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, an inventor and manufacturer of technologies addressing global macrotrend challenges such as safety, security, and energy, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the boards of directors of LMI Aerospace, Inc. and the State Street Corporation. Mr. Summe previously served on the board of directors of Automatic Data Processing, Inc., Biomet Inc., Veyance Technologies, Inc., Export Trading Group Ltd, Euromax Holdings Inc. and TRW Corp.; and

•	Proposal 2-B: the NXP director election proposal to appoint Peter Smitham as non-executive director of NXP:

•

Peter Smitham, 72, is currently a director of Freescale. Mr. Smitham joined the Freescale board in June 2007 and is currently a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he will be a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on electronics and turnarounds, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

Proposals 1-A, 1-B and 1-C will be put to a vote as one single voting item. Proposals 2-A and 2-B will each be put to a vote separately.

Recommendation of the NXP Board

The NXP board recommends that NXP shareholders vote:

•	Proposal 1-A, 1-B and 1-C: “FOR” the NXP merger proposal, the NXP share issuance proposal and the NXP option issuance proposal;

•	Proposal 2-A: “FOR” the NXP director election proposal to appoint Gregory L. Summe as non-executive director of NXP; and

•	Proposal 2-B: “FOR” the NXP director election proposal to appoint Peter Smitham as non-executive director of NXP.

The NXP board has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interest of NXP and its shareholders. See the section entitled “The Merger—Recommendation of the NXP Board and Reasons for the Merger.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that NXP shareholders should consider when deciding how to cast their votes. NXP shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Attendance at the NXP Special Meeting

Only NXP shareholders of record as of the NXP record date, NXP beneficial owners as of the NXP record date, holders of valid proxies for the NXP special meeting and other persons admitted by the chairman of the meeting may attend the NXP special meeting.

Persons that wish to attend the NXP special meeting must notify the NXP board of their intention to do so no later than Monday, June 29, 2015 at 6:00 p.m., Central European Time, by submitting their name and number of NXP ordinary shares owned to NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, Attention: Secretary, or by sending an email with such information to jean.schreurs@nxp.com.

All attendees must be prepared to identify with a valid proof of identity for admittance. The additional items, if any, that attendees must bring depend on whether they are NXP shareholders of record, NXP beneficial owners or proxy holder.

•

An NXP shareholder who holds NXP ordinary shares directly registered in such shareholder’s name in NXP’s shareholder register, which we refer to in this joint proxy statement/prospectus as an “NXP shareholder of record,” who wishes to attend the NXP special meeting in person must bring a valid proof of identity.

•

A shareholder who holds NXP ordinary shares in “street name” through a broker, bank, trustee or other nominee, which we refer to in this joint proxy statement/prospectus as an “NXP beneficial owner,” who wishes to attend the NXP special meeting in person must bring:

•	a valid proof of identity; and

•

proof of beneficial ownership as of the NXP record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such NXP beneficial owner’s NXP ordinary shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A person who holds a validly executed proxy entitling such person to vote on behalf of an NXP beneficial owner and who wishes to attend the NXP special meeting in person must bring:

•	valid proof of identity;

•	the validly executed proxy naming such person as the proxy holder, signed by the NXP beneficial owner; and

•

proof of beneficial ownership of the relevant NXP beneficial owner as of the NXP record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such NXP beneficial owner’s NXP ordinary shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A person who holds a validly executed proxy entitling such person to vote on behalf of an NXP shareholder of record who wishes to attend the NXP special meeting in person must bring:

•	valid proof of identity;

•	the validly executed proxy naming such person as the proxy holder, signed by the NXP shareholder of record; and

•	proof of the signing shareholder’s record ownership as of the NXP record date.

No cameras or other recording equipment will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the NXP special meeting may prevent shareholders from being admitted to the NXP special meeting.

Record Date

The NXP record date, which is the date for the determination of shareholders entitled to vote at the NXP special meeting, is June 4, 2015, which is the 28th day prior to the date of the meeting. Only NXP shareholders who hold NXP ordinary shares of record or beneficially hold NXP ordinary shares on the NXP record date are entitled to vote at the NXP special meeting. Each NXP ordinary share entitles its holder to one vote at the NXP special meeting on each of the proposals.

Issued and Outstanding NXP Ordinary Shares

As of May 15, 2015, there were 251,751,500 NXP ordinary shares issued and outstanding, held by 1 holder of record. Each NXP ordinary share entitles its holder of record to one vote at the NXP special meeting on each of the proposals. NXP ordinary shares are the only class of shares entitled to vote, and holders of NXP ordinary shares are entitled to vote on each proposal presented at the NXP special meeting.

NXP’s Directors and Executive Officers and Ownership and Voting of NXP Ordinary Shares

As of May 15, 2015, NXP directors and executive officers, as a group, owned and were entitled to vote 876,440 NXP ordinary shares, or approximately 0.35% of the outstanding NXP ordinary shares. NXP currently expects that these directors and executive officers will vote their NXP ordinary shares that are held at the record date in favor of the above proposals, although none of them has entered into any agreement obligating them to do so.

Quorum

No quorum requirements apply to the NXP special meeting.

Vote Required

The votes required for each proposal are as follows:

•	Proposals 1-A, 1-B and 1-C, which proposals will be put to a vote as one single voting item, require the affirmative vote of a majority of the votes cast at the NXP special meeting; and

•

Proposals 2-A and 2-B, will be adopted, unless a two-thirds majority of the votes cast at the NXP special meeting, which majority represents more than half of the issued share capital, votes against the proposals.

The failure of any NXP shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by an NXP shareholder will have no effect on any of the proposals. There can be no broker non-votes at the NXP special meeting, so failure to provide instructions to a broker or other nominee on how to vote will result in such NXP ordinary shares not being counted as present at the meeting. A broker non-vote occurs when the broker or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but does have discretionary voting power on one or more other proposals. The only proposals to be voted on at the NXP special meeting are “non-routine” under applicable rules and regulation and so any broker or other nominee may not vote on any of these proposals without instructions from the NXP beneficial owner.

How To Vote

For NXP ordinary shares that are held by NXP beneficial owners through a broker, bank or other nominee (such shares often are referred to as held in “street name”), there is a two-step process for distributing this joint proxy statement/prospectus, proxy card and other proxy materials and tabulating votes. Brokers inform NXP how many of their clients own NXP ordinary shares in street name, and the brokers forward this joint proxy statement/prospectus, proxy card and other proxy materials to those NXP beneficial owners. The NXP beneficial owner can vote his, her or its NXP ordinary shares by following the procedures specified on his, her or its broker’s voting instruction form. Shortly before the NXP special meeting, the brokers will tabulate the votes they have received and submit a proxy card to NXP reflecting the aggregate votes of the street name holders.

An NXP shareholder of record as of the NXP record date may have its NXP ordinary shares voted by submitting a proxy or may vote in person at the NXP special meeting by following the instructions provided on the enclosed proxy card.

NXP shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the NXP special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the NXP board.

Voting Instructions and Revocation

NXP beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their NXP ordinary shares.

An NXP shareholder of record may revoke a proxy given to a representative of NXP as provided for in the proxy card in any of the following ways:

•

by sending a written notice of revocation to NXP at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, Attention: Secretary, which notice must be received before shares of such NXP shareholder are voted at the NXP special meeting;

•

by properly submitting a later-dated, new proxy card, which must be received before shares of such NXP shareholder are voted at the NXP special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

by submitting a proxy via Internet or by telephone no later than 11:59 p.m. Eastern Time on the day before the NXP special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	by attending the NXP special meeting and voting in person. Attendance at the NXP special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Solicitation of Proxies

The NXP board is soliciting your proxy and NXP will bear the costs of the proxy solicitation related to the NXP special meeting. In addition to sending and making available these materials, some of NXP’s directors, officers and other employees may solicit proxies by contacting NXP shareholders by telephone, by mail, by e-mail or in person. NXP shareholders may also be solicited by press releases issued by NXP and/or Freescale, postings on NXP’s or Freescale’s websites and advertisements in periodicals. None of NXP’s directors, officers or employees will receive any extra compensation for their solicitation services. Freescale has also retained Georgeson Inc. to assist in the solicitation of proxies for an estimated fee of approximately $11,500, plus reasonable out-of-pocket expenses. NXP will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the NXP beneficial owners and obtaining their proxies.

Questions and Additional Information

NXP shareholders may contact NXP’s proxy solicitor, Georgeson Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310. Shareholders may call toll-free at (888) 680-1529, and international callers may call (781) 575-2137.

FREESCALE SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Freescale shareholders as part of a solicitation of proxies by the Freescale board for use at the Freescale special meeting and at any adjournments or postponements thereof. This joint proxy statement/prospectus provides Freescale shareholders with information about the Freescale special meeting and should be read carefully in its entirety.

Date, Time and Place of the Freescale Special Meeting

The Freescale special meeting will be convened for Thursday, July 2, 2015, beginning at 8:00 a.m., local time, to be held at Freescale’s principal executive offices located at 6501 William Cannon Drive West, Austin, Texas 78735, unless adjourned or postponed to a later date or time.

Purposes of the Freescale Special Meeting

The Freescale special meeting is being held to consider and vote upon:

•	Proposal 1: the Freescale merger proposal;

•	Proposal 2: the Freescale compensation proposal; and

•	Proposal 3: the Freescale adjournment proposal.

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Freescale provide its shareholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation arrangements and compensation that may be paid or become payable to Freescale’s named executive officers in connection with the merger, as disclosed in the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger—Compensation Related to the Merger” and the accompanying footnotes. Through Proposal 2, Freescale is asking its voting shareholders to indicate their approval of the various change of control payments and equity acceleration which Freescale’s named executive officers will or may be eligible to receive in connection with the merger as indicated in such section. The various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of Freescale’s overall compensation program for its named executive officers, which has been disclosed to Freescale shareholders as required in the Compensation Discussion and Analysis and related sections of Freescale’s annual proxy statements. Freescale is seeking approval of the following resolution:

“RESOLVED, that Freescale shareholders approve, solely on an advisory (non-binding) basis, the compensation arrangements and compensation that may be paid or become payable to Freescale’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger—Compensation Related to the Merger” and the accompanying footnotes.”

Freescale shareholders should note that Proposal 2 is merely an advisory vote which will not be binding on Freescale, the Freescale board or NXP. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is completed, the eligibility of Freescale’s named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

Recommendation of the Freescale Board

The Freescale board recommends that Freescale shareholders vote:

•	Proposal 1: “FOR” the Freescale merger proposal;

•	Proposal 2: “FOR” the Freescale compensation proposal; and

•	Proposal 3: “FOR” the Freescale adjournment proposal.

The Freescale board, in accordance with the Companies Act, has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Freescale and its shareholders and that the right to receive the merger consideration of $6.25 per Freescale common share in cash plus 0.3521 of an NXP ordinary share constitutes fair value for each Freescale common share. See the section entitled “The Merger—Recommendation of the Freescale Board and Reasons for the Merger.”

In considering the recommendations of the Freescale board with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger on the terms set forth in the merger agreement, Freescale shareholders should be aware that Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. See the section entitled “The Merger—Interests of Certain Freescale Persons in the Merger—Compensation Related to the Merger.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Freescale shareholders should consider when deciding how to cast their votes. Freescale shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Attendance at the Freescale Special Meeting

Only Freescale shareholders of record as of the Freescale record date, Freescale beneficial owners as of the Freescale record date, holders of valid proxies for the Freescale special meeting and invited guests of Freescale may attend the Freescale special meeting.

All attendees must be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Freescale shareholders of record, Freescale beneficial owners or Freescale proxy holders.

•

A Freescale shareholder who holds Freescale common shares directly registered in such shareholder’s name with Freescale’s transfer agent, Computershare Trust Company, N.A., which we refer to in this joint proxy statement/prospectus as a “Freescale shareholder of record,” who wishes to attend the Freescale special meeting in person must bring government-issued photo identification.

•

A shareholder who holds Freescale common shares in “street name” through a broker, bank, trustee or other nominee, which we refer to in this joint proxy statement/prospectus as a “Freescale beneficial owner,” who wishes to attend the Freescale special meeting in person must bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the Freescale record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such Freescale beneficial owner’s Freescale common shares, a brokerage account statement or the voting instruction form provided by the broker).

•

A person who holds a validly executed proxy entitling such person to vote on behalf of a Freescale shareholder of record, which we refer to in this joint proxy statement/prospectus as a “Freescale proxy holder,” who wishes to attend the Freescale special meeting in person must bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the Freescale proxy holder, signed by the Freescale shareholder of record; and

•	proof of the signing shareholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Freescale special meeting may prevent Freescale shareholders from being admitted to the Freescale special meeting.

Freescale is able to provide reasonable assistance to help persons with disabilities participate in the Freescale special meeting if Freescale is notified in advance of requested accommodations. Please write to Freescale’s principal executive offices at 6501 William Cannon Drive West, Austin, Texas 78735, Attention: Secretary.

Record Date

The record date for the determination of Freescale shareholders entitled to notice of and to vote at the Freescale special meeting is May 27, 2015. Since there are no Freescale preference shares issued and outstanding on May 27, 2015, only Freescale shareholders who held Freescale common shares of record at the close of business on the Freescale record date are entitled to vote at the Freescale special meeting and any adjournment or postponement of the Freescale special meeting, as long as such Freescale common shares remain outstanding on the date of the Freescale special meeting.

Issued and Outstanding Freescale Common Shares

As of May 27, 2015, there were 310,360,619 Freescale common shares issued and outstanding, held by 15 holders of record. Each Freescale common share entitles its holder of record to one vote at the Freescale special meeting on each of the proposals. Freescale common shares are the only class of shares entitled to vote, and holders of Freescale common shares are entitled to vote on each proposal presented at the Freescale special meeting. No holder of Freescale common shares is entitled to vote at the Freescale special meeting unless such holder has paid all the calls on all Freescale common shares held by such holder.

A complete list of registered Freescale shareholders entitled to vote at the Freescale special meeting will be available for inspection at the registered office of Freescale at 2 Church Street, Hamilton, HM 11 Bermuda during regular business hours and at the place of the Freescale special meeting during the meeting.

Freescale’s Directors and Executive Officers and Ownership and Voting of Freescale Common Shares

As of May 27, 2015, Freescale directors and executive officers and their affiliates (including the sponsor shareholder), as a group, owned and were entitled to vote 197,395,525 Freescale common shares, or approximately 63.60% of the outstanding Freescale common shares. Freescale currently expects that these directors and executive officers will vote their Freescale common shares in favor of all of the above proposals, although none of them (other than with respect to the Freescale common shares held by the sponsor shareholder) has entered into any agreement obligating them to do so.

In connection with entering into the merger agreement, NXP entered into a support agreement with the sponsor shareholder and the sponsors, pursuant to which the sponsor shareholder has agreed, subject to certain conditions, to vote all the Freescale common shares owned by it in favor of the Freescale merger proposal. See the section entitled “The Support Agreement.” As of May 27, 2015, the sponsor shareholder owned 196,980,050 Freescale common shares representing approximately 63.47% of the total issued and outstanding Freescale common shares.

Quorum

In order for business to be conducted at the Freescale special meeting, a quorum must be present. A quorum requires the presence of one or more persons present in person at the start of the Freescale special meeting and representing, in person or by proxy, in excess of 50% of the total issued and outstanding Freescale common shares entitled to vote at the Freescale special meeting. For purposes of determining whether there is a quorum, all Freescale common shares that are present, including abstentions, will count towards the quorum. There will not be any broker non-votes at the Freescale special meeting.

Vote Required

The votes required for each proposal are as follows:

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Proposal 1—the Freescale merger proposal. The affirmative vote, in person or by proxy, of holders of a majority of the issued and outstanding Freescale common shares entitled to vote on Proposal 1, voting as a single class, is required to approve the Freescale merger proposal. The required vote on Proposal 1 is based on the number of issued and outstanding Freescale common shares—not the number of Freescale common shares actually voted. The failure of any Freescale shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by a Freescale shareholder will have the same effect as a vote against Proposal 1.

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Proposal 2—the Freescale compensation proposal. The affirmative vote of holders of a majority of the issued and outstanding Freescale common shares present, in person or by proxy, and entitled to vote on Proposal 2 at the Freescale special meeting, voting as a single class, is required to approve the Freescale compensation proposal. The required vote on Proposal 2 is based on the number of Freescale common shares present—not the number of issued and outstanding Freescale common shares. Abstentions from voting by an Freescale shareholder will have no effect on the outcome on Proposal 2. The failure of any Freescale shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of Proposal 2. While the Freescale board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on Freescale or the combined company, and, if the merger with NXP is approved by Freescale shareholders and completed, the compensation will be payable even if Proposal 2 is not approved.

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Proposal 3—the Freescale adjournment proposal. The affirmative vote of holders of a majority of the issued and outstanding Freescale common shares present, in person or by proxy, and entitled to vote on Proposal 3 at the Freescale special meeting, voting as a single class, is required to approve the Freescale adjournment proposal. The required vote on Proposal 3 is based on the number of Freescale common shares present—not the number of issued and outstanding Freescale common shares. Abstentions from voting by a Freescale shareholder will have no effect on the outcome on Proposal 3. The failure of any Freescale shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of Proposal 3.

There can be no broker non-votes at the Freescale special meeting, so failure to provide instructions to a broker or other nominee on how to vote will result in such Freescale common shares not being counted as present at the meeting. A broker non-vote occurs when the broker or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but does have discretionary voting power on one or more other proposals. The only proposals to be voted on at the Freescale special meeting are “non-routine” under applicable rules and regulation and so any broker or other nominee may not vote on these matters without instructions from the Freescale beneficial owner.

How To Vote

Freescale shareholders as of the Freescale record date may have their Freescale common shares voted by submitting a proxy or may vote in person at the Freescale special meeting by following the instructions provided on the enclosed proxy card. Freescale recommends that Freescale shareholders entitled to vote submit a proxy even if they plan to attend the Freescale special meeting.

Freescale shareholders who hold their Freescale common shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their Freescale common shares of record as to how to vote their Freescale common shares with respect to Proposals 1, 2 and 3. Freescale shareholders who hold their Freescale common shares beneficially and wish to vote in person at the Freescale special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Freescale shareholders of record may submit a proxy in one of three ways or vote in person at the Freescale special meeting:

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Internet: Freescale shareholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time on the day before the Freescale special meeting. Shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Freescale shareholders who submit a proxy this way should NOT send in their proxy card.

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Telephone: Freescale shareholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time on the day before the Freescale special meeting. Easy-to-follow voice prompts will guide shareholders through the voting and allow them to confirm that their instructions have been properly recorded. Freescale shareholders who submit a proxy this way should NOT send in their proxy card.

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Mail: Freescale shareholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Freescale shareholders who vote this way should mail the proxy card early enough so that it is received before the date of the Freescale special meeting.

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In Person: Freescale shareholders may vote in person at the Freescale special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the Freescale special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Freescale shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Freescale special meeting according to the choice specified, if any. The decision of the chairman of the Freescale special meeting as to the validity of any appointment of a proxy will be final. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Freescale board.

Proxies and Revocation

Freescale shareholders of record may revoke their proxies at any time before their Freescale common shares are voted at the Freescale special meeting in any of the following ways:

•

by sending a written notice of revocation to Freescale at 6501 William Cannon Drive West, Austin, Texas 78735, Attention: Secretary, which must be received before their Freescale common shares are voted at the Freescale special meeting;

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by properly submitting a later-dated, new proxy card, which must be received before their Freescale common shares are voted at the Freescale special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

by submitting a proxy via Internet or by telephone no later than 11:59 p.m. Eastern Time on the day before the Freescale special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Freescale special meeting and voting in person. Attendance at the Freescale special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

If you hold your Freescale common shares in street name, then you must change your voting instruction by submitting new voting instructions to the broker, bank or other nominee that holds your Freescale common shares.

Solicitation of Proxies

The Freescale Board is soliciting your proxy and Freescale will bear the costs of the proxy solicitation related to the Freescale special meeting. In addition to sending and making available these materials, some of Freescale’s directors, officers and other employees may solicit proxies by contacting Freescale shareholders by telephone, by mail, by e-mail or in person. Freescale shareholders may also be solicited by press releases issued by Freescale and/or NXP, postings on Freescale’s or NXP’s websites and advertisements in periodicals. None of Freescale’s directors, officers or employees will receive any extra compensation for their solicitation services. Freescale has also retained Georgeson Inc. to assist in the solicitation of proxies for an estimated fee of approximately $12,500, plus reasonable out-of-pocket expenses. Freescale will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the Freescale beneficial owners and obtaining their proxies.

Adjournments

The Freescale special meeting will be deemed cancelled and adjourned in the absence of a quorum until the same day one week later, at the same time and place, or such other day, time and place as the Secretary of Freescale may determine.

Even if a quorum is present, the Freescale special meeting could also be adjourned in order to provide more time to solicit additional proxies in favor of approval of the Freescale merger proposal if sufficient votes are cast in favor of Proposal 3.

If the date of the adjournment is not specified (or is other than the same day one week later at the same time and place as the original Freescale special meeting) or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to attend and vote at the Freescale special meeting.

Questions and Additional Information

Freescale shareholders may contact Freescale’s proxy solicitor, Georgeson Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310. Shareholders may call toll-free at (866) 431-2094, and international callers may call (781) 575-2137.

THE MERGER

Effects of the Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with the applicable provisions of the Companies Act, at the effective time, Merger Sub will merge with and into Freescale, the separate corporate existence of Merger Sub will cease and Freescale will continue as the surviving company and as a wholly-owned, indirect subsidiary of NXP.

At the effective time, each Freescale common share issued and outstanding immediately prior to the effective time (excluding any shares held by Freescale in treasury or by NXP, Merger Sub or any other direct or indirect wholly-owned subsidiary of NXP, which shares will be cancelled and no consideration will be delivered with respect to such shares) will be converted into one surviving company share and each of the resulting surviving company shares will be automatically exchanged for the right to receive (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash, without interest.

Background of the Merger

From time to time, the Freescale board and Freescale’s management team have considered various strategic opportunities intended to enhance shareholder value, including informally engaging in preliminary discussions and exchanging information under confidentiality agreements with other parties regarding potential strategic alternatives such as business transactions and business combinations.

These activities included discussions from time to time over the past several years between Freescale and NXP about the companies’ businesses and the potential for a business combination. Freescale’s chief executive officer, Gregg Lowe, and NXP’s chief executive officer, Richard Clemmer, continued these conversations from time to time over the past year. When Mr. Lowe and Mr. Clemmer attended an industry conference in November 2014, they made plans to meet in Austin, Texas on December 19, 2014.

In early July 2014, the chief executive officer of a public strategic acquiror referred to herein as Company A contacted Mr. Lowe to discuss Company A’s possible interest in a transaction with Freescale. Mr. Lowe reported the discussion to the other members of the Freescale board. After preliminary discussions, Company A did not make a proposal for a transaction with Freescale and the discussions ceased.

In mid-July 2014, the financial advisor of a public strategic acquiror referred to herein as Company B contacted a Freescale director to discuss Company B’s interest in a possible acquisition of Freescale, and a conversation about the companies’ businesses and the prospect of a business combination ensued. The director reported the conversation to Mr. Lowe and the other members of the Freescale board, and Mr. Lowe was authorized to engage in discussions with Company B to explore the opportunity.

In early September 2014, the chief executive officer of Company B contacted Mr. Lowe to continue the discussions that had started in mid-July. Company B and Freescale executed a confidentiality agreement on September 26, 2014 for the purpose of furthering these discussions, and representatives of the management teams of Company B and Freescale participated in initial due diligence meetings on September 30, 2014 in Santa Clara, California.

On September 22, 2014, the finance committee of the Freescale board, which is composed of five members of the Freescale board and from time to time reviews and evaluates material Freescale transactions, met to discuss Freescale’s strategic options, including a potential sale of the company to a third party acquiror. Representatives of Morgan Stanley presented preliminary financial analyses of potential business combinations between Freescale and several public strategic acquirors, including Company A, Company B and NXP.

On October 2, 2014, Company B verbally expressed an interest in acquiring Freescale at a price representing a 25% premium to Freescale’s then current share price, and consisting of a combination of one-half of the consideration in cash and the other half of the consideration in Company B stock. On this date, the closing price of Freescale common shares was $18.84 per share.

On October 9, 2014, the finance committee of the Freescale board met to discuss the verbal expression of interest from Company B. Representatives of Morgan Stanley provided a preliminary analysis of valuation matters and discussed third parties that potentially could be interested in an acquisition of Freescale, including Company A, Company B and NXP.

On November 5, 2014, a director of Freescale met with Mr. Clemmer to discuss the companies’ businesses and the prospect of a business combination. Following the meeting, the director reported the conversation to Mr. Lowe and the other members of the Freescale board, including that NXP potentially was interested in a business combination with Freescale, and this was noted as a topic for an upcoming Freescale board meeting.

Representatives of the management teams of Company B and Freescale participated in additional due diligence meetings on November 17, 2014 in Austin, Texas. Following these meetings, on November 26, 2014, Freescale received a non-binding indication of interest and a draft exclusivity agreement from Company B, proposing to acquire Freescale for $25.00 per share, with two-thirds of the aggregate consideration payable in cash and one-third of the aggregate consideration payable in Company B stock based on a fixed exchange ratio. On this date, the closing price of Freescale common shares was $21.80 per share.

On December 3, 2014, the Freescale board met to discuss Company B’s indication of interest and authorized the engagement of Morgan Stanley as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to in this joint proxy statement/prospectus as “Skadden Arps,” as legal counsel to assist Freescale with an evaluation of a potential transaction with Company B. The Freescale board also discussed NXP’s potential interest in a transaction and authorized members of Freescale’s management team to engage in discussions with NXP. Representatives of Skadden Arps provided an overview of the Freescale board’s fiduciary duties in connection with consideration of a potential sale of Freescale. Representatives of Morgan Stanley provided a preliminary analysis of valuation matters and discussed third parties that potentially could be interested in an acquisition of Freescale. Following the Freescale board meeting, at the direction of the Freescale board, representatives of Morgan Stanley contacted Company B to convey Freescale’s preliminary expectations regarding the financial terms of an acquisition of Freescale by Company B.

On December 12, 2014, the Freescale board met to further discuss Company B’s indication of interest and potential responses to the indication of interest. Following this meeting, and at the direction of the Freescale board, on December 14, 2014, representatives of Morgan Stanley contacted Company B’s financial advisor to indicate that Freescale would be interested in continuing discussions regarding a potential business combination in the event that Company B were to improve its proposal with an increased price of $28.00 per share, consisting of a combination of 50% cash consideration and 50% stock consideration, with no exclusivity. On December 18, 2014, Freescale received a revised non-binding indication of interest from Company B, proposing to acquire Freescale for $26.00 per share, with 50% of the aggregate consideration payable in cash and 50% of the aggregate consideration payable in Company B stock based on a fixed exchange ratio. On this date, the closing price of Freescale common shares was $24.49 per share. The revised indication of interest contained a lock-up proposal whereby one-third of the stock consideration payable to certain Freescale shareholders would be subject to restrictions on transfer until three months after closing, another one-third would be subject to such restrictions until six months after closing, and the final one-third would be subject to such restrictions until nine months after closing.

On December 19, 2014, representatives of Freescale’s management team met with representatives of NXP’s management team in Austin, Texas to discuss the companies’ performance, strategic fit and potential synergies under conditions of confidentiality based upon a confidentiality agreement that the parties had entered into on August 14, 2013 for the purpose of evaluating potential synergies between the companies.

On December 20, 2014, the finance committee of the Freescale board met to discuss the revised indication of interest from Company B and the status of discussions with NXP. The finance committee authorized Freescale’s management team to continue negotiations with Company B and to enter into a new confidentiality agreement with NXP reflecting the present context. On December 22, 2014, Freescale and NXP entered into a new confidentiality agreement for the purpose of furthering the parties’ consideration of a business combination.

On December 23, 2014, representatives of Freescale’s management team met with representatives of NXP’s management team in San Jose, California to further discuss the companies’ strategic fit and potential synergies.

On December 29, 2014, at a meeting of the NXP board, Mr. Clemmer informed the NXP board of Freescale’s interest in exploring a possible business combination with NXP. After discussion, the NXP board concluded that it supported further due diligence of a possible combination of NXP and Freescale, including an evaluation of potential revenue and cost synergies. The NXP board also authorized engaging a financial advisor to assist NXP in connection with a possible business combination.

On the same day, at a meeting of the Freescale board, the potential transactions with Company B and NXP were evaluated further. In particular, the Freescale board reviewed potential antitrust issues with respect to a business combination with NXP. Based on input from its advisors, the Freescale board determined that antitrust authorities could potentially require a divestiture of the power radio frequency (RF) business as part of obtaining necessary regulatory approvals of a transaction with NXP. The Freescale board also discussed contacting other parties besides Company B and NXP that might be interested in a business combination with Freescale and planned to contact those parties in January. Later that day, Mr. Clemmer contacted Mr. Lowe to propose a business combination between the two companies. Without proposing a specific price, Mr. Clemmer proposed a merger of equals transaction at a price that would reflect a nominal premium to Freescale’s then current share price. Mr. Clemmer expressed that NXP would be interested in commencing detailed financial and business due diligence. On this date, the closing price of Freescale common shares was $25.52 per share. In the first week of January, representatives of Freescale’s management team met with representatives of NXP’s management team to discuss the areas of diligence that NXP had identified.

In early January 2015, NXP engaged Credit Suisse as financial advisor and Simpson Thacher & Bartlett LLP, which we refer to in this joint proxy statement/prospectus as “Simpson Thacher,” and De Brauw Blackstone Westbroek N.V., which we refer to in this joint proxy statement/prospectus as “De Brauw,” as legal advisors in connection with an evaluation of a potential transaction with Freescale.

On January 5 and January 6, 2015, the management teams of Freescale and NXP and their respective financial advisors met to discuss potential synergies in further detail. Both companies concluded as a result of the meeting that the cost synergies could amount to $200 million in the first full year after closing a transaction, with a path to $500 million of annual cost synergies.

On January 6, 2015, the Freescale management team had a conference call with Company B to preview Freescale’s anticipated earnings for the first quarter of 2015.

On January 8, 2015, Company B delivered a further revised non-binding indication of interest to Freescale, proposing to increase its purchase price per share to $27.00, with the other aspects of its prior proposal remaining the same, except that the proposal was conditioned on a commitment to announcing a transaction by no later than February 25, 2015. On this date, the closing price of Freescale common shares was $26.54 per share. On the following day, at the direction of the Freescale board while Freescale considered its other alternatives, representatives of Morgan Stanley contacted representatives of Company B seeking to increase Company B’s proposed price.

On January 10, 2015, the Freescale board met to discuss the potential transactions with Company B and NXP as well as Company B’s further revised indication of interest. Following the meeting, the Freescale board authorized Morgan Stanley to contact Company B to arrange additional due diligence sessions and to grant Company B access to a data room established by Freescale. On January 12, 2015, Freescale granted Company B access to the data room, and during the weeks of January 12 and January 19, 2015, representatives of Freescale and Company B participated in business and legal due diligence calls and meetings. During this time, at the direction of the Freescale board, Morgan Stanley and Mr. Lowe contacted other public strategic acquirors that Morgan Stanley, together with the Freescale board, had identified as potential candidates for a transaction, referred to herein as Company C, Company D and Company E, to inquire whether any of such parties would be interested in an acquisition of Freescale. Morgan Stanley also contacted Company A for this purpose. On January 23, 2015, in response to the initial inquiry, Company E expressed that it had no interest in a transaction at that time. The other third parties expressed interest in learning more about the opportunity.

On January 15, 2015, the NXP management team updated the NXP board on the potential transaction with Freescale. On January 21, 2015, the NXP board met to discuss various aspects of the potential transaction with Freescale, including transaction opportunities and risks, the time commitment that would be required of management and relative ownership scenarios for NXP shareholders and Freescale shareholders in the combined company. This meeting was attended by Credit Suisse which discussed with the NXP board certain preliminary financial aspects of a potential transaction. Following such discussion, the NXP board authorized the submission of a non-binding indication of interest to Freescale and for management to discuss with Freescale and its representatives.

On January 22, 2015, NXP delivered to Freescale a non-binding indication of interest, proposing to acquire all Freescale common shares in an all-stock transaction at a fixed exchange ratio. NXP proposed that the exchange ratio would reflect a 6% premium to the trailing 10-trading day average exchange ratio of Freescale common shares and NXP ordinary shares, calculated based on the closing prices of Freescale common shares and NXP ordinary shares ending three trading days prior to the signing of definitive transaction agreements, except that the exchange ratio would not be less than 0.334x or exceed 0.366x. NXP also proposed that Freescale would have representation on the combined company’s board proportionate to Freescale shareholders’ combined company ownership, subject to NXP maintaining its status as a foreign private issuer. On this date, the closing price of Freescale common shares was $26.01 per share and the closing price of NXP ordinary shares was $79.06 per share.

At a meeting of the Freescale board on January 26, 2015, members of Freescale’s management team updated the Freescale board regarding the status of Company B’s due diligence review of Freescale and reviewed the terms of NXP’s indication of interest. Representatives of Morgan Stanley reported that, in a conversation following NXP’s delivery of its indication of interest, Mr. Clemmer verbally indicated a willingness to modify the terms of its proposal to offer part cash consideration in order to provide additional transaction price certainty and downside protection for Freescale shareholders. At the meeting, representatives of Morgan Stanley also updated the Freescale board regarding the status of other third party interest in Freescale.

On the same day, Freescale granted NXP access to Freescale’s data room.

On January 27, 2015, Freescale issued its earnings release for the 2014 fourth quarter. On January 28, 2015, the first full day of trading following the release of Freescale’s 2014 fourth quarter earnings, the closing price of Freescale common shares was $31.16 per share.

On January 28, 2015, each of Company C and Company D entered into a confidentiality agreement with Freescale for the purpose of furthering transaction discussions.

On January 29, 2015, Morgan Stanley and Freescale executed an engagement letter, indemnification letter and confidentiality agreement with respect to Freescale’s consideration of a sale transaction.

On January 30, 2015, Company A entered into a confidentiality agreement with Freescale for the purpose of furthering transaction discussions. None of the confidentiality agreements that Freescale entered into with Company A, Company B, Company C, Company D or NXP had standstill provisions.

In early February 2015, Freescale conducted management presentations for Company A, Company C and Company D.

On February 3, 2015, members of Freescale’s management team, representatives of Morgan Stanley and representatives of the sponsor shareholder met with members of NXP’s management team, with representatives of Credit Suisse in attendance, to perform a due diligence review of NXP.

On the same day, Freescale provided an initial draft of the merger agreement to NXP and its counsel. Among other things, the merger agreement contemplated part cash and part stock consideration, as well as terms favorable to Freescale in respect of allocating risks associated with obtaining regulatory approvals given the companies’ competitive overlap in the RF business.

On February 4, 2015, Company A expressed that it had no interest in further considering a transaction due to insufficient strategic fit between the companies.

At a meeting of the Freescale board on February 4, 2015, Freescale’s management team and Morgan Stanley updated the Freescale board regarding the ongoing discussions with NXP, Company C and Company D. Morgan Stanley also reported to the Freescale board that Company B had indicated it planned to complete its due diligence over the next few weeks. The Freescale board also discussed potential alternative transactions in the event that an acquisition of the company did not materialize, including the possibility of an acquisition by Freescale of another company in the industry and the possibility of a primary or secondary offering of Freescale’s equity interests.

On February 7, 2015, Freescale and NXP executed a written joint defense agreement in anticipation of sharing information related to the companies’ RF businesses to identify areas of overlap. On February 13, 2015, Freescale and NXP executed a “clean team” agreement identifying the personnel who would be permitted to review competitively sensitive information of the parties.

In the evening of February 12, 2015, an article appeared in the New York Post speculating that Freescale was in discussions regarding a possible sale. On this date, the closing price of Freescale common shares was $34.70 per share. On the following day after the article appeared, the closing price of Freescale common shares was $37.53 per share.

On February 13, 2015, the NXP board met to discuss the transaction and continued to be supportive of a potential business combination between NXP and Freescale. Following that meeting, NXP delivered to Freescale a revised draft of the merger agreement, and an initial draft of the support agreement. The principal issues raised in the revised draft merger agreement included the parties’ termination rights and related fees payable upon termination of the merger agreement, required efforts of NXP to obtain regulatory approvals for the merger, and provisions relating to NXP’s financing.

On February 17, 2015, a “clean room” was opened in the Freescale data room made available to NXP for the purpose of facilitating an assessment of the potential regulatory issues involved in a transaction between the parties.

On February 17, 2015 and February 18, 2015, members of Freescale’s management team had separate diligence meetings with members of the management teams of Company C and Company D.

On February 19, 2015, the Freescale board held a meeting to review developments involving Freescale’s discussions with NXP, Company C and Company D. Freescale management noted that discussions with Company B had ceased following Freescale’s earnings call for the fourth quarter of the 2014 fiscal year. The Freescale board directed Freescale’s management and representatives of Skadden Arps to prepare a revised draft merger agreement and draft disclosure schedules that could be delivered to NXP following an NXP board meeting on February 24, 2015, in anticipation that NXP would be in a position following such meeting to present an updated indication of interest representing NXP’s best proposal.

On February 20, 2015, Company D expressed that it had no interest in further considering a transaction at that time, as it was not prepared to proceed with a significant transaction in a timeframe that would likely be acceptable to Freescale.

On February 24, 2015, Company B contacted Morgan Stanley to request that Company B’s access to the Freescale data room be terminated because Company B was no longer interested in considering a transaction with Freescale.

On February 24, 2015, the NXP board met and discussed the proposed transaction with Freescale, including the merger consideration to be offered and the potential benefits and risks of the merger for NXP and its stakeholders. The NXP management team made a presentation to the NXP board regarding the business, financial, tax, legal (including with respect to antitrust issues) and other aspects of the proposed transaction, the outcome of management’s due diligence review of Freescale and the principal terms of the merger agreement and other transaction documentation. Credit Suisse discussed with the NXP board certain preliminary financial aspects of the proposed transaction. De Brauw, Dutch legal counsel to NXP, discussed with the directors their fiduciary duties to NXP and its stakeholders in considering the transaction and that, when considering the transaction, the directors should weigh the interest of NXP’s shareholders, employees and creditors, as well as suppliers and long-term customers that depend on NXP.

The NXP board then unanimously resolved that the merger agreement and the merger were advisable, fair to and in the best interests of NXP and its stakeholders, approved submitting a revised non-binding indication of interest to Freescale, and formed and authorized a special committee of members of the NXP board for the purpose of approving the final terms of the transaction and related documentation, subject to satisfactory resolution of outstanding items, including satisfactory negotiation of then outstanding material transaction terms and receipt by the NXP board of a favorable opinion from Credit Suisse regarding the fairness, from a financial point of view, to NXP of the consideration to be paid by NXP pursuant to the merger agreement.

On February 25, 2015, NXP delivered to Freescale a revised non-binding indication of interest, proposing to acquire all Freescale common shares in a cash and stock transaction consisting of a fixed exchange ratio of 0.3521 of an NXP ordinary share plus $6.25 in cash for each outstanding Freescale common share. The proposal represented total value of $36.50 per Freescale common share (based on the closing price of NXP ordinary shares of $85.91 on February 24, 2015), which represented a 10% premium over the 10-day average Freescale common share trading price prior to the article in the New York Post speculating about Freescale sale discussions, and a 36% premium to Freescale common share’s closing price prior to NXP’s previous letter. On this date, the closing price of Freescale common shares was $36.29 per share and the closing price of NXP ordinary shares was $84.90 per share.

On the same day, the Freescale board convened a meeting to review NXP’s revised indication of interest and the status of Company C’s interest in a transaction with Freescale. Representatives of Morgan Stanley noted, based upon its conversations with representatives of NXP, that NXP was prepared to proceed quickly, with a proposed transaction announcement around March 2, 2015. The Freescale board directed management and representatives of Skadden Arps to deliver to NXP the revised merger agreement and draft disclosure schedules they had prepared and to commence negotiations. Regarding the status of Company C’s interest in a transaction with Freescale, representatives of Morgan Stanley noted that Company C was scheduled to hold an internal meeting on February 27, 2015 to determine whether or not to proceed with a transaction.

In the evening of February 25, 2015, Skadden Arps delivered to Simpson Thacher a revised draft merger agreement and support agreement, as well as an initial draft of Freescale’s disclosure schedules.

On February 26, 2015, representatives of Freescale, NXP and their respective advisors convened a conference call to negotiate the key issues remaining in the transaction documents. On the same day, NXP delivered a draft of the debt commitment letter it intended to enter into with CS to refinance Freescale’s existing debt and to finance a portion of the cash portion of the merger consideration. Between February 26, 2015 and

March 1, 2015, representatives of Simpson Thacher and Davis Polk & Wardwell LLP, counsel to CS in connection with the proposed financing, negotiated and finalized the terms of the debt commitment letter.

On February 27, 2015, Simpson Thacher delivered to Skadden Arps a further revised draft merger agreement and support agreement. Between February 27, 2015 and March 1, 2015, the parties continued to exchange drafts of these and the other agreements contemplated by the merger agreement, referred to herein as the “transaction documents,” as well as the disclosure schedules of both parties, and, in meetings in New York City attended by representatives of Freescale and NXP and their respective advisors, negotiated resolutions to the remaining open issues in the transaction. The principal remaining issues were related to deal certainty and Freescale’s remedies in the event of a failure to obtain regulatory approvals.

On February 28, 2015, Company C expressed that it had no interest in further considering a transaction due to insufficient strategic fit between the companies.

On March 1, 2015, the special committee of the NXP board held a meeting, also attended by a majority of the other members of the NXP board. Representatives of NXP management updated the special committee and the other NXP board members in attendance on the outcome of the negotiations with Freescale. Also at this meeting, Credit Suisse reviewed with the special committee of the NXP board its financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated March 1, 2015 to the NXP board, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be paid by NXP pursuant to the merger agreement was fair, from a financial point of view, to NXP. The special committee, as authorized by the NXP board, approved the transaction and the execution of the merger agreement and other transaction documents and performance of the obligations and actions and the carrying out of the transactions contemplated thereby.

On the same day, the Freescale board held a meeting. Representatives of Morgan Stanley presented to the Freescale board its financial analyses of the consideration to be received by the holders of Freescale common shares pursuant to the terms of the merger agreement and orally rendered its opinion, which was confirmed by delivery of a written opinion dated March 1, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of Freescale common shares pursuant to the merger agreement was fair from a financial point of view to the holders of Freescale common shares. Representatives of Skadden Arps then provided an overview of the Freescale board’s fiduciary duties in the context of considering the proposed transaction and a summary of the proposed final terms of the merger agreement, support agreement and the other transaction documents, highlighting (i) the ability of the Freescale board to change its recommendation but not terminate the merger agreement in the event of a superior proposal, (ii) the release of a portion of Freescale common shares from the voting obligations under the support agreement in such a scenario, and (iii) Freescale’s rights and remedies under the merger agreement in the event of a failure to obtain regulatory approvals. After discussion, the Freescale board, having determined that the terms of the transaction documents and the transactions contemplated thereby were advisable, fair to and in the best interests of Freescale and its shareholders, unanimously approved and declared advisable the transaction documents and the transactions contemplated thereby, including the merger.

Following the meeting, Freescale, NXP and Merger Sub executed and delivered the transaction documents in the evening of March 1, 2015 (New York City time). NXP B.V. also delivered executed copies of the debt commitment letter on the same day. NXP and Freescale issued a joint press release announcing the execution of the transaction documents in the evening of March 1, 2015 (New York City time), before the opening of European and U.S. markets on March 2, 2015.

Recommendation of the NXP Board and Reasons for the Merger

By a vote at a meeting of the NXP board held on February 24, 2015 and by a subsequent vote at a meeting of a special committee of the NXP board held on March 1, 2015, the NXP board and the special committee unanimously determined that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of NXP and its shareholders and approved the merger and the other transactions contemplated by the merger agreement. The NXP board recommends that NXP shareholders vote “FOR” each of the NXP merger proposal, the NXP share issuance proposal, the NXP option issuance proposal and the NXP director election proposals at the NXP special meeting.

In evaluating the proposed merger, the NXP board consulted with NXP’s management and legal and financial advisors and, in reaching its determination and recommendation, the NXP board considered a number of factors. The NXP board also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the NXP board that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of NXP and its shareholders, including the following (not in any relative order of importance):

•

the highly complementary product portfolios and end-market exposure of the businesses of NXP and Freescale and the expectation that the combined company will be able to offer more innovative and complete solutions to its customers by leveraging NXP’s security capability and Freescale’s broad based microcontroller offering;

•

that the combination of Freescale’s leadership in general purpose microcontroller products, NXP’s leadership in security capabilities and NXP’s existing product footprint presents a unique opportunity for the combined company to emerge as the leader in next generation secure connected cars;

•

the expectation of NXP’s management that automotive original equipment manufacturers and tier one customers will recognize that the merger will reinforce both NXP’s and Freescale’s long-term commitment to serving them with leading automotive industry standards in quality, supply chain and innovation;

•	continuing consolidation of the semiconductor industry and its general trend towards solutions encompassing security, connectivity and processing;

•

the expectation based on estimates by NXP’s management prior to the execution of the merger agreement that NXP will achieve cost savings of $200 million in the first full year after completion of the merger, with a potential $500 million of annual cost synergies;

•

the expectation based on estimates by NXP’s management prior to the execution of the merger agreement that the merger will be accretive to NXP’s non-GAAP earnings and non-GAAP free cash flow in the first full year after completion of the merger;

•

the expectation of the NXP board, following consultation with management, that the combined company would be able to execute and deliver on its business plans throughout the business cycle and in a semiconductor industry that is highly competitive, cyclical and subject to constant and rapid technological change;

•	the opportunity to further expand the combined company’s global market reach and customer base and expand into other business areas of strategic importance;

•

the opportunity to combine the global talents of both companies and for the combined company to access Freescale’s broad intellectual property portfolio and other resources after the completion of the merger;

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the expectation that the larger scale organization, greater marketing resources and financial strength of the combined company will lead to improved opportunities for marketing and cross selling the combined company’s products;

•

the expected generation of strong operating cash flow, which is anticipated to permit the combined company to deleverage to a two times leverage ratio within six quarters after completion of the merger;

•	the expectation of the NXP board, following consultation with its legal advisors, that applicable competition authorities will approve the merger with the planned divestiture of the RF Power business;

•

the fact that, based on the NXP ordinary shares then outstanding, NXP shareholders would own shares of the combined company representing approximately 68% of the combined company’s outstanding shares immediately following completion of the merger;

•

information and discussions with NXP’s management and advisors regarding Freescale’s business, assets, financial condition, results of operations, reputation, current business strategy and prospects, including the projected long-term financial results of Freescale as a standalone company, the size and scale of the combined company and the expected pro forma effect of the proposed merger on the combined company;

•

the opinion, dated March 1, 2015, of Credit Suisse to the NXP board as to the fairness, from a financial point of view and as of the date of the opinion, to NXP of the merger consideration to be paid by NXP pursuant to the merger agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse as more fully described below in the section entitled “—Opinion of NXP’s Financial Advisor;”

•

the review by the NXP board with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of the completion of the proposed merger and the evaluation by the NXP board of the likely time period necessary to complete the merger. The NXP board also considered the following specific aspects of the merger agreement:

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the fact that the exchange ratio for Freescale common shares is fixed and will not adjust to compensate for any decrease in the trading price of NXP ordinary shares prior to the completion of the merger, which provides certainty to NXP shareholders as to their pro forma percentage ownership of the combined company;

•

the limited number and nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either NXP or Freescale for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to the completion of the merger;

•

the extensive representations and warranties made by Freescale, as well as the interim operating covenants agreed to by Freescale requiring Freescale to conduct its business in the ordinary course prior to completion of the merger, subject to specific limitations;

•

the requirement on the part of both NXP and Freescale to use reasonable best efforts to obtain consents, clearances or approvals by the applicable competition authorities and, with respect to NXP, taking any and all other actions and accepting any restrictions with respect to its business activities, except to the extent that such action would reasonably be likely to have a material adverse impact on any business line of NXP;

•

the fact that the merger agreement includes restrictions on the ability of Freescale to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to certain exceptions and NXP’s right to match any such proposals;

•

the ability of NXP to terminate the merger agreement and receive a $600 million termination fee from Freescale in the event the Freescale board changes its recommendation in favor of the approval of the merger agreement and the merger;

•

NXP’s right to engage in negotiations with, and provide information to, a third party relating to an alternative transaction, subject only to notifying Freescale of the receipt of any proposals relating to such alternative transactions, any decision of the NXP board as to whether to explore such transactions and any material terms of, and changes to, such proposals;

•

the right of the NXP board to change its recommendation in favor of the approval of the merger and the other transactions contemplated by the merger agreement, including to recommend a superior proposal, if the NXP board has determined in good faith, after consultation with its outside legal counsel, and, in connection with recommending a superior proposal, its financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including in connection with a termination of the merger agreement by Freescale as a result of such change of recommendation by the NXP board, the payment by NXP to Freescale of a $600 million termination fee);

•

the belief of the NXP board, following consultation with its advisors, and based in part upon the financing commitments that it had obtained, that it was likely that NXP would be able to obtain the necessary financing to pay a portion of the cash portion of the merger consideration and that after completing the merger, NXP would be able to repay, service or refinance any indebtedness incurred or assumed in connection with the merger and, to the extent such indebtedness remains outstanding, to comply with the financial covenants applicable to such indebtedness, after its review and discussion of various factors, including (i) the terms of Freescale’s current indebtedness and (ii) the terms of the proposed financing for the merger (including fees and interest);

•

the belief of the NXP board, following consultation with its advisors, that the financing commitments it had obtained to pay a portion of the cash portion of the merger consideration and to refinance certain of Freescale’s existing indebtedness were sufficient for such purposes and on attractive terms for NXP;

•	the fact that NXP’s maximum liability to Freescale under the merger agreement in the event of a failure to obtain financing to complete the merger is a $600 million termination fee;

•

the fact that NXP shareholders will have an opportunity to vote on the NXP merger proposal, the NXP share issuance proposal and the NXP option issuance proposal and in the event of a rejection by NXP shareholders of such proposals, NXP’s maximum liability to Freescale under the merger agreement is a $120 million termination fee to Freescale (unless it accepts or completes an alternative transaction within 12 months of termination of the merger agreement under certain circumstances, in which event NXP will pay a $600 million termination fee to Freescale);

•

the fact that NXP’s maximum liability to Freescale under the merger agreement in the event of a failure to obtain required consents, approvals or clearances by applicable competition authorities is a $300 million termination fee to Freescale (unless NXP’s willful and intentional breach of certain of its obligations under the merger agreement caused such failure, in which event NXP will pay an additional $300 million to Freescale);

•

the fact that the sponsor shareholder, which, as of March 1, 2015, held approximately 64% of the issued and outstanding Freescale common shares, has agreed to vote in favor of the approval of the merger agreement and the completion of the merger, subject to certain exceptions; and

•

the fact that the sponsors have agreed to enter into shareholders agreements with NXP upon the completion of the merger which would subject the sponsors to certain transfer restrictions with respect to the NXP ordinary shares held by them after the completion of the merger (see the section entitled “The Shareholders Agreements”).

In the course of its deliberations, the NXP board also considered a variety of risks and other potentially negative factors, including the following (not in any relative order of importance):

•

the possibility that the merger may not be completed as a result of the failure to obtain the required approval from NXP shareholders or Freescale shareholders, the failure by NXP to obtain financing, or otherwise, or that completion may be unduly delayed for reasons beyond the control of NXP and/or Freescale, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the merger or otherwise impose unanticipated conditions on NXP and/or Freescale, in order to obtain clearance for the merger, and the effect the resulting termination of the merger agreement may have on the trading price of the NXP ordinary shares and NXP’s operating results, including NXP’s potential obligation to pay Freescale a termination fee of $300 million or $600 million, as described in the section entitled “The Merger Agreement—Termination Fees;”

•	the fact that NXP is obligated to pay Freescale a $600 million termination fee in the event that if fails to obtain financing to complete the merger;

•

the fact that NXP’s assumption or refinancing of Freescale’s existing indebtedness (along with the incurrence of additional indebtedness to fund a portion of the cash portion of the merger consideration payable in connection with the merger) will, at least in the short term, among other things, cause NXP to suspend its share buy-back program and may reduce NXP’s operational flexibility;

•

the possible disruption to NXP’s business that may result from the merger, including the potential for diversion of management and employee attention from other strategic opportunities or operational matters and for increased employee attrition during the period prior to completion of the merger, and the potential effect of the merger on NXP’s business and relations with customers and suppliers;

•	the adverse impact that business uncertainty pending completion of the merger could have on NXP’s ability to attract, retain and motivate key personnel;

•	the fact that the exchange ratio for Freescale common shares is fixed and will not adjust for any increase in the trading price of NXP ordinary shares prior to completion of the merger;

•

the restrictions on the conduct of NXP’s business prior to completion of the merger, requiring NXP to conduct its business in the ordinary course, subject to specific limitations, which could delay or prevent NXP from undertaking business opportunities or strategic transactions that may arise pending completion of the merger;

•

the right of the Freescale board to change its recommendation in favor of the approval of the merger agreement and the merger, including to recommend a superior proposal if the Freescale board has determined in good faith, after consultation with its outside legal counsel and, in connection with recommending a superior proposal, its financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions;

•

the difficulty and costs inherent in integrating the businesses, assets and workforces of diverse, global companies and the risk that anticipated strategic and other benefits to NXP and Freescale following completion of the merger, including the estimated cost savings and cost synergies described above, will not be realized or will take longer to realize than expected;

•

the fact that the merger agreement includes restrictions on the ability of the NXP board to change its recommendation in favor of the approval of the merger and the other transactions contemplated by the merger agreement, and to recommend a superior proposal, subject to exceptions and termination provisions (including in connection with a termination of the merger agreement by Freescale as a result of NXP’s acceptance of such alternative transactions or such change of recommendation by the NXP board, the payment by NXP to Freescale of a $600 million termination fee), which could have the effect of discouraging such proposals from being made or pursued;

•

the fact that NXP’s current shareholders will have a reduced ownership and voting interest in NXP after the completion of the merger and will exercise less influence over the NXP board and management and policies of NXP;

•	the transaction costs to be incurred in connection with the merger;

•	that failure to complete the merger could lead to negative perceptions among investors, potential investors, employees and customers; and

•	risks of the type and nature described in the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The NXP board considered all of these factors as a whole and, on balance, concluded that overall, the potential benefits of the merger to NXP and its shareholders outweighed the risks which are mentioned above, and it supported the decision to approve the merger agreement and the transactions contemplated thereby. The foregoing discussion of the information and factors considered by the NXP board is not exhaustive. In view of the wide variety of factors considered by the NXP board in connection with its evaluation of the proposed merger and the complexity of these matters, the NXP board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the NXP board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. The NXP board evaluated the factors described above, among others, and reached a consensus that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of NXP and its shareholders. In considering the factors described above and any other factors, individual members of the NXP board may have viewed factors differently or given different weight or merit to different factors.

Recommendation of the Freescale Board and Reasons for the Merger

By a vote at a meeting held on March 1, 2015, the Freescale board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable, fair to and in the best interests of Freescale and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The Freescale board recommends that Freescale shareholders vote “FOR” each of the Freescale merger proposal, the Freescale compensation proposal and the Freescale adjournment proposal at the Freescale special meeting.

In evaluating the proposed merger, the Freescale board consulted with Freescale’s management and legal and financial advisors and, in reaching its determination and recommendation, the Freescale board considered a number of factors. The Freescale board also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the Freescale board that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Freescale and its shareholders, including the following (not in any relative order of importance):

•

the growing challenges faced by the semiconductor industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change with short product life-cycles for certain products and wide fluctuations in product supply and demand;

•

the products and development capabilities of Freescale and NXP are complementary, and should enable the combined company to compete more effectively in attractive market segments, with greater breadth and depth of product offerings, and a greater ability to develop new product offerings in various market segments;

•	the opportunity to combine resources, including consolidating and reducing areas of overlap in operating and other expenses, such as the expenses of maintaining two separate public companies;

•	the opportunity to combine expertise, including the skills of experienced managers in the semiconductor industry, to better meet the needs of the customers of both Freescale and NXP;

•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;

•

the expectation based on estimates by Freescale’s and NXP’s management prior to the execution of the merger agreement that the merger will (i) be accretive to the combined company’s non-GAAP earnings and non-GAAP free cash flow and (ii) achieve cost savings of $200 million in the first full year after the completion of the merger, with a path to $500 million of annual cost synergies;

•

the increased financial strength of the combined company, including as a result of the combined company having less leverage than Freescale’s balance sheet following the completion of the merger, and the resulting ability to invest in current businesses and future growth opportunities;

•	the combined company’s management team will draw upon experienced leaders from both companies;

•

the fact that the proposed merger consideration is part cash and part shares, which provides a level of price certainty, liquidity and downside protection for Freescale shareholders while simultaneously providing Freescale shareholders with a substantial ownership interest in NXP following the completion of the merger and an opportunity to participate in the potential for earnings per share accretion and potential cost synergies created by the merger;

•

the fact that the merger consideration proposed by NXP reflected extensive negotiations between the parties and their respective advisors, and the Freescale board’s and financial advisor’s belief that the agreed merger consideration represented NXP’s best proposal;

•	the historical share prices of Freescale and NXP, including the fact that the implied value of the merger consideration of $6.25 per share in cash plus 0.3521 of an NXP ordinary share represents:

•

an approximate premium of 4.1% based on the unaffected closing price per Freescale common share of $34.70 on February 12, 2015, which was the price per share prior to media reports published after the market close on February 12, 2015 speculating that Freescale was involved in sale discussions; and

•	an approximate premium of 26.2% based on the average closing price per Freescale common share of $28.64 over the 30 trading day period ending February 12, 2015;

•

the fact that, based on the shares outstanding on the date of the execution of the merger agreement, Freescale shareholders would own approximately 32% of the combined company immediately following completion of the merger;

•

the expectation that the merger will result in greater long-term shareholder value than the potential for earnings per share accretion that might result from other alternatives available to Freescale, including seeking an alternative transaction with another third party or remaining an independent public company, in each case, considering the potential for Freescale shareholders to share in any future earnings growth of Freescale’s businesses and continued costs;

•	the Freescale board’s familiarity with, and understanding of, Freescale’s business, assets, financial condition, results of operations, current business strategy and prospects;

•

information and discussions with Freescale’s management and advisors regarding NXP’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of NXP as a standalone company, the size and scale of the combined company and the expected pro forma effect of the proposed merger on the combined company;

•

the oral opinion of Morgan Stanley delivered to the Freescale board on March 1, 2015, which was confirmed by delivery of a written opinion dated March 1, 2015, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of Freescale common shares pursuant to the merger agreement was fair from a financial point of view to the holders of Freescale common shares, as more fully described in the section entitled “—Opinion of Freescale’s Financial Advisor.” The full text of Morgan Stanley’s written opinion to the Freescale board, dated March 1, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus, and you are urged to read this written opinion in its entirety;

•

the fact that Freescale conducted a thorough process to explore Freescale’s strategic alternatives during which process representatives of Freescale sought offers from various potential buyers, none of whom made an offer at a value greater than the merger consideration;

•

the governance terms in the merger agreement, which provides that the two individuals that are designated by Freescale to become non-executive members of the NXP board will not be affiliated with any equityholder of the sponsor shareholder;

•	the nature of the closing conditions included in the merger agreement, as well as the likelihood of satisfaction of all of the conditions to the completion of the proposed merger;

•

the obligations of the parties to use reasonable best efforts to obtain approvals or clearances from the applicable antitrust and competition authorities, including NXP’s obligation to sell, divest, license or otherwise dispose of the RF Power business of NXP or Freescale and other related assets, subject to certain exceptions and conditions;

•	the delivery by NXP of a debt commitment letter setting forth the financing commitments and other arrangements regarding the financing NXP contemplates using to complete the proposed merger;

•

Freescale’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the Freescale board determines in good faith (i) after consultation with its financial advisors and outside legal counsel that such proposal is, or would reasonably be expected to lead to, a “superior proposal” and (ii) after consultation with its outside legal counsel that the failure to participate in such negotiations or provide such information would reasonably be expected to be inconsistent with the fiduciary duties of the Freescale board (as more fully described in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals”);

•

the right of the Freescale board to change its recommendation in favor of the approval of the merger agreement if it has determined, in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the merger that are proposed by NXP);

•

the fact that while approximately 64% of the Freescale common shares are subject to the support agreement, half of such shares would be released from the voting obligations thereunder if the Freescale board makes a change of recommendation in connection with a superior proposal in compliance with the merger agreement;

•

the right of NXP and Freescale to specific performance to prevent breaches and to enforce the merger agreement in certain instances, including Freescale’s right to enforce NXP’s obligation to complete the proposed merger if the conditions to the completion of the merger have been satisfied, NXP’s debt financing is available and Freescale has confirmed that if specific performance is granted and the debt financing is funded Freescale will take actions within its control to complete the proposed merger (as more fully described in the section entitled “The Merger Agreement—Remedies; Specific Performance”); and

•

the requirement that NXP or Freescale pay a termination fee to the other party under certain circumstances if the merger does not occur which will constitute the receiving party’s sole and exclusive remedy under such circumstances (as more fully described in the section entitled “The Merger Agreement—Termination Fees”).

In the course of its deliberations, the Freescale board also considered a variety of risks and other potentially negative factors, including the following (not in any relative order of importance):

•

the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Freescale and/or NXP, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the proposed merger or otherwise impose conditions on Freescale and/or NXP in order to obtain clearance for the merger;

•

the fact that the exchange ratio is fixed, indicating that Freescale shareholders could be adversely affected by a decrease in the trading price of NXP ordinary shares during the pendency of the proposed merger and the fact that the merger agreement does not provide Freescale with a price-based termination right or other similar protection in favor of Freescale or its shareholders (other than the cash component of the merger consideration);

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the proposed merger, and the potential effect of the proposed merger on Freescale’s business and relations with customers, suppliers and strategic alliance and joint venture partners;

•

the restrictions on the conduct of Freescale’s business prior to completion of the proposed merger, requiring Freescale to conduct its business only in the ordinary and usual course of business in all material respects consistent with past practice, subject to specific limitations, which could delay or prevent Freescale from undertaking business opportunities that may arise pending completion of the merger and could negatively impact Freescale’s ability to attract and retain employees and decisions of customers, suppliers and strategic alliance and joint venture partners;

•

the difficulty inherent in integrating the businesses, assets and workforces of two large companies and the risk that anticipated strategic and other benefits to Freescale and NXP following completion of the proposed merger, including the estimated cost synergies described above, will not be realized or will take longer to realize than expected;

•	the risk that the culture of Freescale and NXP may not be as compatible as anticipated;

•

the fact that the merger agreement includes restrictions on the ability of Freescale to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which in some cases requires payment of a termination fee by Freescale (as more fully described in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals”), which could have the effect of discouraging such proposals from being made or pursued;

•	the transaction costs to be incurred in connection with the proposed merger, regardless of whether the proposed merger is completed;

•

the ability of the NXP board, under specified circumstances, to withdraw or modify its recommendation to NXP shareholders concerning the transactions contemplated by the merger agreement (as more fully described in the section entitled “The Merger Agreement—NXP’s Obligations with respect to NXP Acquisition Proposals”);

•	the risk that NXP shareholders may fail to approve the merger and the other transactions contemplated by the merger agreement;

•	the fact that neither party may terminate the merger agreement to accept a superior proposal;

•

the fact that if the merger is not completed, Freescale will have expanded significant human and financial resources on a failed transaction, and may also be required to pay a termination fee under various circumstances (as more fully described in the section entitled “The Merger Agreement—Termination Fees”); and

•

various other risks associated with the merger and the business of Freescale and the combined company described in the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” respectively.

The Freescale board considered all of these factors as a whole, and, on balance, concluded that they supported a determination to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. The foregoing discussion of the information and factors considered by the Freescale board is not exhaustive. In view of the wide variety of factors considered by the Freescale board in connection with its evaluation of the proposed merger and the complexity of these matters, the Freescale board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Freescale board evaluated the factors described above, among others, and reached a consensus that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable, fair to and in the best interests of Freescale and its shareholders. In considering the factors described above and any other factors, individual members of the Freescale board may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Freescale board to approve the Freescale merger proposal, Freescale shareholders should be aware that Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. The Freescale board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Freescale shareholders vote “FOR” the Freescale merger proposal. See the section entitled “—Interests of Certain Freescale Persons in the Merger.”

Certain Financial Projections Utilized by the NXP Board and NXP’s Financial Advisor

Financial Projections Related to NXP

NXP does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the NXP board’s consideration of the proposed merger, NXP’s management prepared or approved certain unaudited financial projections regarding NXP’s future performance for the years 2015 through 2020 on a standalone basis without giving effect to the merger (or the anticipated sale of the RF Power business of NXP that may be made in connection with the merger), which we refer to in this joint proxy statement/prospectus as the “NXP management forecast,” and provided the NXP management forecast to the NXP board, Credit Suisse, Freescale and Morgan Stanley, except that the projections for the years 2018 through 2020 included in the NXP management forecast were not made available to Freescale or Morgan Stanley. Freescale’s use of these projections is described in the section entitled “—Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor.”

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that NXP or the NXP board considered, or now considers, these projections to be predictive of actual future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully the section entitled “—Important Information About the Unaudited Financial Projections.”

NXP uses a variety of financial measures that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. While NXP believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of NXP’s competitors and may not be directly comparable to similarly titled measures of NXP’s competitors due to potential differences in the exact method of calculation.

The following table summarizes the NXP management forecast used by the NXP board for purposes of its consideration of the merger and approved by NXP for Credit Suisse’s use and reliance for purposes of its financial analyses and opinion:

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$6,253	$6,856	$7,501	$8,123	$8,806	$9,556
Adjusted EBITDA(1)	$1,882	$2,082	$2,284	$2,469	$2,682	$2,898
Non-GAAP EBIT(2)	$1,608	$1,794	$1,982	$2,144	$2,325	$2,523

(1)	“Adjusted EBITDA” is a non-GAAP measure of estimated earnings before financial income (expense), taxes, depreciation and amortization (EBITDA) after adjustments for restructuring costs, stock-based compensation, other incidental items, other adjustments and results related to equity accounted investees.

(2)	“Non-GAAP EBIT” is a non-GAAP measure of estimated earnings before financial income (expense) and taxes (EBIT) net of the effects of purchase price accounting, restructuring costs, stock-based compensation, other incidental items and certain other adjustments.

Financial Projections Related to Freescale

In connection with the discussions regarding the proposed merger, Freescale provided to NXP the Freescale 7% Growth / 26% Margin Case for the years 2015 through 2017 (as described in the section entitled “—Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor”), other than the projections for the years 2018 through 2020, and NXP’s management extended such unaudited financial projections by three years to the year 2020 based on certain assumptions and estimates and adjusted the projections for the years 2015 through 2020 based on certain assumptions and estimates. We refer to such extended and adjusted financial projections in this joint proxy statement/prospectus as the “adjusted Freescale forecast.” NXP’s management provided the adjusted Freescale forecast to the NXP board and Credit Suisse. The adjusted Freescale forecast was not made available to Freescale or Morgan Stanley.

The following table summarizes the adjusted Freescale forecast, as used by the NXP board for purposes of its consideration of the merger and approved by NXP for Credit Suisse’s use and reliance for purposes of its financial analyses and opinion:

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$4,830	$5,129	$5,390	$5,683	$5,994	$6,320
Adjusted EBITDA	$1,197	$1,348	$1,484	$1,625	$1,738	$1,853
Non-GAAP EBIT	$947	$1,096	$1,207	$1,319	$1,405	$1,513

Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor

Financial Projections Related to Freescale

Freescale does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Freescale board’s consideration of the merger, Freescale’s management prepared certain unaudited financial projections regarding Freescale’s future standalone performance without giving effect to the merger. In addition, Morgan Stanley prepared additional cases of Freescale’s unaudited financial projections to account for potential macroeconomic or other conditions which may affect Freescale’s business, which cases were reviewed and approved by Freescale’s management.

Freescale 7% Growth / 26% Margin Case: Freescale’s management prepared a case of certain unaudited financial projections regarding Freescale’s future standalone performance for the years 2015 through 2017. The case had forecasted revenue compound annual growth rate (CAGR) for the years 2014 through 2017 of 7% and a forecasted 2017 operating margin of 26%. Morgan Stanley extended the case by three years to 2020 based on certain assumptions and estimates that were reviewed and approved by Freescale’s management. We refer to such extended case in this joint proxy statement/prospectus as the “Freescale 7% Growth / 26% Margin Case.”

Freescale 0% Growth / 17% Margin Case: Morgan Stanley prepared a second case, which we refer to in this joint proxy statement/prospectus as the “Freescale 0% Growth / 17% Margin Case,” of certain unaudited financial projections regarding Freescale’s future standalone performance for the years 2015 through 2020, which case was reviewed and approved by Freescale’s management. The case assumed macroeconomic and other conditions affecting Freescale’s business would produce a revenue CAGR for the years 2014 through 2017 of 0%, and a forecasted 2017 operating margin of 17%.

Freescale Street Case: Morgan Stanley prepared a third case, which we refer to in this joint proxy statement/prospectus as the “Freescale Street Case,” of certain unaudited financial projections regarding Freescale’s future standalone performance for the years 2015 through 2020 based on Thomson Reuters consensus estimates of Freescale as of February 27, 2015 for the years 2015 and 2016 and extended such unaudited financial projections by four years to the year 2020 based on certain assumptions and estimates. This case was reviewed and approved by Freescale’s management.

The Freescale 7% Growth / 26% Margin Case, the Freescale 0% Growth / 17% Margin Case and the Freescale Street Case were provided to the Freescale board for purposes of its consideration of the merger and were used by Morgan Stanley for purposes of its financial analysis. The Freescale 7% Growth / 26% Margin Case was provided to NXP and Credit Suisse, except that the projections for the years 2018 through 2020 were not made available to NXP or Credit Suisse and calendar year 2015 estimated EBITDA and earnings per share (EPS) projections were subsequently updated from the projections made available to NXP and Credit Suisse. The Freescale 0% Growth / 17% Margin Case and the Freescale Street Case were not made available to NXP or Credit Suisse.

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that Freescale or the Freescale board considered, or now considers, these projections to be predictive of actual future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Unaudited Financial Projections.”

Freescale uses a variety of financial measures that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. Although Freescale believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Freescale’s competitors and may not be directly comparable to similarly titled measures of Freescale’s competitors because of potential differences in the exact method of calculation.

The financial projections included in the Freescale 7% Growth / 26% Margin Case, the Freescale 0% Growth / 17% Margin Case and the Freescale Street Case include (x) EBITDA and (y) adjusted earnings per share (Adjusted EPS), which is defined as earnings per Freescale common share on a fully diluted basis (giving effect to the dilutive effects of stock options, restricted shares and other dilutive instruments) determined by dividing: (a) net earnings adjusted for the impact of acquisition accounting, non-cash share-based compensation expense, deferred and non-current tax expense, losses on extinguishment or modification of long-term debt and reorganization of business and other by (b) the weighted average number of Freescale common shares and common share equivalents outstanding.

The following tables summarize the Freescale 7% Growth / 26% Margin Case, the Freescale 0% Growth / 17% Margin Case and the Freescale Street Case used by the Freescale board for purposes of its consideration of the merger and by Morgan Stanley for purposes of its financial analysis:

Freescale 7% Growth / 26% Margin Case

	Year ended December 31, 2015		Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$4,900		$5,350	$5,750	$6,085	$6,338	$6,496
EBITDA(1)	$1,249	(2)	$1,502	$1,760	$1,908	$2,020	$2,090
Adjusted EPS	$2.15	(2)	$2.77	$3.41	$4.37	$4.63	$3.60

(1)	Excludes stock-based compensation expenses and one-time, non-recurring expenses.

(2)	The Freescale 7% Growth / 26% Margin Case provided to NXP and its financial advisor reflected EBITDA of $1,253 and EPS of $2.07 for Freescale for the year ended December 31, 2015.

Freescale 0% Growth / 17% Margin Case

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$4,000	$4,300	$4,700	$4,900	$5,150	$5,279
EBITDA(1)	$557	$759	$996	$1,125	$1,260	$1,317
Adjusted EPS	$0.18	$0.68	$1.29	$2.19	$2.54	$2.09

(1)	Excludes stock-based compensation expenses and one-time, non-recurring expenses.

Freescale Street Case

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$4,876	$5,138	$5,378	$5,590	$5,770	$5,915
EBITDA(1)	$1,184	$1,275	$1,379	$1,472	$1,550	$1,613
Adjusted EPS	$2.16	$2.59	$3.11	$3.34	$3.52	$2.79

(1)	Excludes stock-based compensation expenses and one-time, non-recurring expenses.

Financial Projections Related to NXP

NXP Management Case: In connection with the discussions regarding the proposed merger, NXP provided to Freescale and Morgan Stanley the NXP management forecast for the years 2015 through 2017 and Morgan Stanley extended such unaudited financial projections by three years to 2020 based on certain assumptions and estimates. We refer to such extended projections in this joint proxy statement/prospectus as the “NXP Management Case.”

NXP Cycle Case: Morgan Stanley prepared a second case, which we refer to in this joint proxy statement/prospectus as the “NXP Cycle Case,” of certain unaudited financial projections regarding NXP’s future standalone performance for the years 2015 through 2020 to reflect the potential impact on NXP’s future standalone performance if the projected results in the NXP Management Case were lower than anticipated due to macroeconomic and other conditions affecting NXP’s business. The case had forecasted revenue CAGR for the years 2014 through 2017 of 0% and a forecasted 2017 operating margin of 24%.

NXP Street Case: Morgan Stanley prepared a third case, which we refer to in this joint proxy statement/prospectus as the “NXP Street Case,” of certain unaudited financial projections regarding NXP’s future standalone performance for the years 2015 through 2020 to reflect Thomson Reuters consensus estimates of NXP as of February 27, 2015 for the years 2015 and 2016 and extended such unaudited financial projections by four years to 2020 based on certain assumptions and estimates.

The NXP Management Case, the NXP Cycle Case and the NXP Street Case were provided to the Freescale board for purposes of its consideration of the merger and were used by Morgan Stanley for purposes of its financial analysis. Other than the NXP Management Case for the three years 2015 through 2017, none of these cases were made available to NXP or Credit Suisse. Each of the NXP Management Case, the NXP Cycle Case and the NXP Street Case did not include any adjustments for the anticipated sale of the RF Power business of NXP.

The following table summarizes the NXP Management Case, the NXP Cycle Case and the NXP Street Case used by the Freescale board for purposes of its consideration of the merger and by Morgan Stanley for purposes of its financial analysis:

NXP Management Case

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$6,253	$6,856	$7,501	$8,034	$8,420	$8,630
Adjusted EBITDA(1)	$1,882	$2,082	$2,284	$2,519	$2,689	$2,781

(1)	“Adjusted EBITDA” is a non-GAAP measure of EBITDA after adjustments for restructuring costs, stock-based compensation, other incidental items, other adjustments and results related to equity accounted investees.

NXP Cycle Case

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$4,874	$5,240	$5,727	$5,971	$6,276	$6,433
Adjusted EBITDA	$1,015	$1,281	$1,586	$1,742	$1,907	$1,976

NXP Street Case

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(dollars in millions)
Revenue	$6,286	$6,748	$7,162	$7,514	$7,793	$7,988
Adjusted EBITDA	$1,891	$2,031	$2,213	$2,367	$2,490	$2,575

Important Information About the Unaudited Financial Projections

While the unaudited financial projections summarized above in the sections entitled “—Certain Financial Projections Utilized by the NXP Board and NXP’s Financial Advisor” and “—Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor” were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the section entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of NXP and Freescale, respectively, and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the merger is completed. As a result, the unaudited financial projections cannot necessarily be considered predictive of actual future operating results, and this information should not be relied on as such.

The unaudited financial projections were prepared solely for internal use by NXP or Freescale, as the case may be, or their respective financial advisors, and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of NXP’s management and Freescale’s management, the respective forecasts prepared by them were prepared on a reasonable basis based on the best information available to NXP’s management and Freescale’s management, respectively, at the time of their preparation. The unaudited financial projections, however, are not facts and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. The inclusion of the unaudited financial projections in this joint proxy statement/prospectus is not an admission or representation by NXP or Freescale that such information is material. None of the unaudited financial projections reflect any impact of the merger or the other transactions contemplated by the merger agreement.

All of the unaudited financial projections summarized in this section were prepared by and are the responsibility of the management of NXP or Freescale, as the case may be. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to the historical financial information of NXP and Freescale, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of NXP and Freescale, neither NXP, Freescale nor any of their respective advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of NXP or Freescale compared to the information contained in the financial projections. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither NXP, Freescale nor, following completion of the merger, the combined company undertakes any obligation to update or otherwise revise the unaudited financial projections contained in this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The summaries of the unaudited financial projections are not included in this joint proxy statement/prospectus in order to induce any Freescale shareholder to vote in favor of the Freescale merger proposal or any of the other proposals to be voted on at the Freescale special meeting or any NXP shareholders to vote in favor of the NXP merger proposal or any of the other proposals to be voted on at the NXP special meeting.

Opinion of NXP’s Financial Advisor

NXP retained Credit Suisse to act as its financial advisor in connection with the merger. In connection with Credit Suisse’s engagement, the NXP board requested that Credit Suisse evaluate the fairness, from a financial point of view, to NXP of the merger consideration to be paid by NXP pursuant to the merger agreement. On March 1, 2015, at a meeting of a special committee of the NXP board held to evaluate the proposed merger, Credit Suisse rendered to the NXP board an oral opinion, confirmed by delivery of a written opinion dated March 1, 2015, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be paid by NXP pursuant to the merger agreement was fair, from a financial point of view, to NXP.

The full text of Credit Suisse’s written opinion, dated March 1, 2015, to the NXP board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the NXP board (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view to NXP and did not address any other aspect of the proposed merger or related transactions, including the relative merits of the merger or related transactions as compared to alternative transactions or strategies that might be available to NXP or the underlying business decision of NXP to proceed with the merger or related transactions. The opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed merger, any related transactions or otherwise.

In arriving at its opinion, Credit Suisse reviewed an execution version, provided to Credit Suisse on March 1, 2015, of the merger agreement and certain publicly available business and financial information relating to Freescale and NXP. Credit Suisse also reviewed certain other information relating to Freescale and NXP provided to or discussed with Credit Suisse by Freescale and NXP, including financial forecasts and estimates relating to Freescale and NXP prepared by the managements of Freescale and NXP (as adjusted, in the case of Freescale, by the management of NXP), and met with the managements of Freescale and NXP to discuss the businesses and prospects of Freescale and NXP and the strategic implications and operations benefits anticipated to result from the merger and related transactions. Credit Suisse also considered certain financial and stock market data of Freescale and NXP, and compared that data with similar data for publicly held companies in businesses it deemed similar to those of Freescale and NXP, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for Freescale provided to Credit Suisse by the management of Freescale, including estimates as to potential net operating loss carryforwards and other potential tax attributes of Freescale on a standalone basis, Credit Suisse was advised, and Credit Suisse assumed, with the consent of NXP, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Freescale as to the future financial performance of Freescale and other matters covered thereby. With respect to financial forecasts and estimates relating to Freescale and NXP provided to Credit Suisse by the management of NXP which Credit Suisse was directed to utilize in its analyses, including adjustments prepared by the management of NXP to the financial forecasts and estimates for Freescale prepared by the management of Freescale and estimates as to potential net operating loss carryforwards and other potential tax attributes of NXP and the combined company on a standalone and combined basis, Credit Suisse was advised and assumed, with the consent of NXP, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NXP as to, and a reasonable basis upon which to evaluate, the future financial performance of Freescale and NXP (and, as applicable, the combined company) and other matters covered thereby. Credit Suisse assumed, with the consent of NXP, that the potential net operating loss carryforwards and other potential tax attributes would be realized in the amounts and at the times projected. Credit Suisse relied, with the consent of NXP and without independent verification, upon the assessments of the management of NXP as to (i) the potential impact on Freescale and NXP of market, cyclical and other trends and prospects for the semiconductors industry and the industries in which Freescale’s and NXP’s solutions are utilized, (ii) the products, technology and intellectual property of Freescale and NXP, including the validity of, and risks associated with, such products, technology and intellectual property, (iii) Freescale’s employee and commercial relationships, including the ability of NXP to retain key employees and customers and to maintain key commercial relationships of Freescale and (iv) the ability of NXP to integrate the operations of Freescale with those of NXP. Credit Suisse assumed, with the consent of NXP, that there would be no developments with respect to any such matters that would have an adverse effect on Freescale, NXP, the merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful to Credit Suisse’s analyses or opinion.

Credit Suisse assumed, with the consent of NXP, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger and related transactions, including with respect to divestiture requirements, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Freescale, NXP, the merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful to Credit Suisse’s analyses or opinion, and that the merger and related transactions would be consummated in accordance with the terms of the merger agreement and related documents and in compliance with all applicable laws or other requirements, without waiver, modification or amendment of any material term, condition or agreement. Representatives of NXP advised Credit Suisse, and Credit Suisse also assumed, that the terms of the merger agreement, when executed, would conform in all material respects to the terms reflected in the execution version reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Freescale or NXP, nor was Credit Suisse furnished with any such evaluations or appraisals and Credit Suisse assumed, with the consent of NXP, that appropriate reserves and other provisions had been made with respect to, and that there were no undisclosed, liabilities of or relating to Freescale or NXP. Credit Suisse did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and relied, with the consent of NXP, on the assessments of representatives of NXP as to such matters.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to NXP of the merger consideration to be paid by NXP pursuant to the merger agreement and did not address other aspect or implication of the merger or related transactions, including, without limitation, the form or structure of the merger or related transactions, any support or shareholders agreement or any other agreement, arrangement or understanding entered into in connection with the merger or related transactions or otherwise. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger or related transactions, or class of such persons, relative to the merger consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based on information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date, and Credit Suisse undertook no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment on or consider events that may occur after such date. Credit Suisse did not express any opinion as to what the value of NXP ordinary shares actually would be when issued pursuant to the merger or the prices at which NXP ordinary shares or Freescale common shares would trade at any time. Except as described in this summary, NXP imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the NXP board, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NXP and Freescale. No company, transaction or business used in Credit Suisse’s analyses is identical to NXP, Freescale, the merger or related transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which merger consideration was determined through negotiations between NXP and Freescale, and the decision to enter into the merger agreement was solely that of the NXP board. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the NXP board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the NXP board or management with respect to the merger, any related transactions or the merger consideration.

The following is a summary of the material financial analyses reviewed with the special committee of the NXP board on March 1, 2015 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the financial analyses summarized below, (i) the term “implied merger consideration” refers to $36.14 per share calculated as the cash consideration of $6.25 per share and the implied value of the share consideration of $29.89 per share based on the 0.3521x exchange ratio and NXP’s closing share price of $84.90 per share on February 27, 2015 and (ii) EBITDA, EPS, net income and net income before interest expense (referred to as unlevered net income) metrics excluded stock-based compensation except as otherwise noted, amortization of intangible assets, one-time, non-recurring expenses and other items. In its analyses and except as otherwise noted below, Credit Suisse utilized the adjusted Freescale forecast and the NXP management forecast.

Freescale Financial Analyses

Selected Public Companies Analysis. Credit Suisse reviewed financial and stock market information of Freescale and the following six selected publicly traded companies in the semiconductors industry which Credit Suisse in its professional judgment considered generally relevant for comparative purposes with Freescale, referred to as the Freescale selected companies:

•	Avago Technologies Limited

•	Broadcom Corporation

•	Infineon Technologies AG

•	Microchip Technology Incorporated

•	NXP

•	Texas Instruments Incorporated

Credit Suisse reviewed enterprise values, calculated as equity values based on closing share prices on February 27, 2015 (except, in the case of Freescale, which also was based on its unaffected closing share price on February 12, 2015 prior to press reports regarding a potential sale of Freescale) plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Credit Suisse also reviewed closing share prices on February 27, 2015 (and February 12, 2015 in the case of Freescale) as a multiple of calendar year 2015 and calendar year 2016 estimated EPS.

The overall low to high, and mean and median, estimated EBITDA and estimated EPS multiples observed for the Freescale selected companies for calendar years 2015 and 2016 were as follows:

Calendar Year 2015 Observed Multiples for Freescale Selected Companies:

•	Estimated EBITDA: 8.2x to 13.2x (with a mean of 11.3x and a median of 11.7x);

•	Estimated EPS: 13.3x to 19.2x (with a mean of 16.2x and a median of 16.2x).

Calendar Year 2016 Observed Multiples for Freescale Selected Companies:

•	Estimated EBITDA: 7.0x to 12.3x (with a mean of 10.4x and a median of 10.9x);

•	Estimated EPS: 12.6x to 16.8x (with a mean of 14.7x and a median of 14.8x).

Calendar year 2015 and calendar year 2016 estimated EBITDA and EPS multiples observed for Freescale based on publicly available research analysts’ consensus estimates and utilizing both Freescale’s closing share price on February 27, 2015, the last trading day prior to public announcement of the merger and Freescale’s unaffected closing share price on February 12, 2015 prior to press reports regarding a potential sale of Freescale, were (i) for calendar year 2015, 14.1x estimated EBITDA and 16.7x estimated EPS (based on Freescale’s February 27, 2015 closing share price) and 13.7x estimated EBITDA and 16.2x estimated EPS (based on Freescale’s February 12, 2015 closing share price), and (ii) for calendar year 2016, 13.1x estimated EBITDA and 14.0x estimated EPS (based on Freescale’s February 27, 2015 closing share price) and 12.7x estimated EBITDA and 13.5x estimated EPS (based on Freescale’s February 12, 2015 closing share price).

Credit Suisse then applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 11.0x to 13.5x and 10.5x to 12.5x, respectively, derived from the Freescale selected companies to corresponding data of Freescale and a selected range of calendar year 2015 and calendar year 2016 estimated EPS multiples of 14.0x to 16.5x and 12.5x to 15.5x, respectively, derived from the Freescale selected companies to the calendar year 2015 and calendar year 2016 estimated net income, respectively, of Freescale. Financial data of the Freescale selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Freescale were based both on publicly available research analysts’ consensus estimates and the adjusted Freescale forecast. Based on the adjusted Freescale forecast, this analysis indicated the following approximate implied equity value per share reference range for Freescale, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$25.41 – $36.57	$36.14

Selected Precedent Transactions Analysis. Credit Suisse reviewed publicly available financial information of the following 12 selected transactions in the semiconductors industry which Credit Suisse in its professional judgment considered generally relevant for comparative purposes in connection with the proposed merger, referred to as the selected transactions:

Announcement Date	Acquiror	Target
12/01/14	• Cypress Semiconductor Corporation	• Spansion Inc.

10/15/14	• Qualcomm Incorporated	• CSR plc

08/20/14	• Infineon Technologies AG	• International Rectifier Corporation

06/09/14	• Analog Devices, Inc.	• Hittite Microwave Corporation

05/20/14	• Cobham plc	• Aeroflex Holding Corp.

02/24/14	• RF Micro Devices, Inc.	• TriQuint Semiconductor, Inc.

12/16/13	• Avago Technologies Limited	• LSI Corporation

09/12/11	• Broadcom Corporation	• NetLogic Microsystems, Inc.

04/04/11	• Texas Instruments Incorporated	• National Semiconductor Corporation

01/05/11	• Qualcomm Incorporated	• Atheros Communications, Inc.

12/13/07	• ON Semiconductor Corporation	• AMIS Holdings, Inc.

12/04/06	• LSI Corporation	• Agere Systems Inc.

Credit Suisse reviewed transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt and minority interests less cash and cash equivalents, as multiples of such target companies’ latest 12 months EBITDA and unlevered net income and next 12 months estimated EBITDA and unlevered net income.

The overall low to high, and mean and median, latest 12 months EBITDA and unlevered net income and next 12 months estimated EBITDA and estimated unlevered net income multiples observed for the selected transactions were as follows:

Latest 12 Months Observed Multiples for Selected Transactions:

•	EBITDA: 7.8x to 27.6x (with a mean of 14.6x and a median of 13.8x);

•	Unlevered Net Income: 13.0x to 32.7x (with a mean of 22.9x and a median of 23.9x).

Next 12 Months Observed Multiples for Selected Transactions:

•	Estimated EBITDA: 7.3x to 23.8x (with a mean of 12.9x and a median of 11.5x);

•	Estimated Unlevered Net Income: 12.4x to 33.3x (with a mean of 20.5x and a median of 19.8x).

Credit Suisse observed that the transactions involving Cypress Semiconductor Corporation/Spansion Inc., Qualcomm Incorporated/CSR plc, Avago Technologies Limited/LSI Corporation and LSI Corporation/Agere Systems Inc. each involved target companies with significant net operating losses, referred to as NOLs, relative to the applicable transaction value of such transactions and that, in such transactions, the overall observed latest 12 months EBITDA and next 12 months estimated EBITDA ranged from 12.7x to 20.4x and 9.6x to 16.5x, respectively, and the latest 12 months unlevered net income and next 12 months estimated unlevered net income ranged from 16.9x to 32.7x and 14.8x to 23.3x, respectively.

Credit Suisse then applied a selected range of latest 12 months EBITDA and next 12 months estimated EBITDA of 13.0x to 16.0x and 11.0x to 14.0x, respectively, derived from the selected transactions to the latest 12 months (calendar year 2014) EBITDA and next 12 months (calendar year 2015) estimated EBITDA of Freescale and a selected range of latest 12 months unlevered net income of 22.0x to 26.0x and next 12 months estimated unlevered net income of 20.0x to 25.0x derived from the selected transactions to the latest 12 months (calendar year 2014) unlevered net income and next 12 months (calendar year 2015) estimated unlevered net income of Freescale. For purposes of this analysis, the estimated net present value of NOLs and certain other tax attributes anticipated by the management of Freescale to be utilized by Freescale, which Credit Suisse was directed to utilize in its analyses by the management of NXP, were taken into account. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Freescale were based on Freescale’s public filings and the adjusted Freescale forecast. This analysis indicated the following approximate implied equity value per share reference range for Freescale, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$27.53 – $40.78	$36.14

Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow analysis of Freescale to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that Freescale was forecasted to generate during the fiscal years ending December 31, 2015 through December 31, 2019 based on the adjusted Freescale forecast. For purposes of such analysis, the estimated net present value of Freescale’s NOLs and certain other tax attributes expected by the management of Freescale to be utilized by Freescale were taken into account and stock-based compensation was treated as a cash expense in the projected period. Credit Suisse calculated terminal values for Freescale by applying to the one-year forward estimated EBITDA (after excluding stock-based compensation) of Freescale for the fiscal year ending December 31, 2020 a range of terminal value EBITDA multiples of 10.50x to 12.25x. The present value (as of December 31, 2014) of the cash flows and terminal values was then calculated using discount rates ranging from 7.5% to 10.0%. This analysis indicated the following approximate implied equity value per share reference range for Freescale, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$32.69 –$44.46	$36.14

NXP Financial Analyses

Selected Public Companies Analysis. Credit Suisse reviewed financial and stock market information of NXP and the following 11 selected publicly traded companies in the semiconductors industry which Credit Suisse in its professional judgment considered generally relevant for comparative purposes with NXP, consisting of seven semiconductor companies with high performance mixed signal businesses, referred to as the selected HPMS companies, and four semiconductor companies with standard products, referred to as the selected SP companies and, collectively with the selected HPMS companies, as the NXP selected companies:

Selected HPMS Companies	Selected SP Companies
• Avago Technologies Limited	• Infineon Technologies AG
• Analog Devices, Inc.	• STMicroelectronics N.V.
• Freescale	• ROHM Co., Ltd.
• Linear Technology Corporation	• ON Semiconductor Corporation
• Maxim Integrated Products, Inc.
• Microchip Technology Incorporated
• Texas Instruments Incorporated

Credit Suisse reviewed enterprise values, calculated as equity values based on closing share prices on February 27, 2015 plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Credit Suisse also reviewed closing share prices on February 27, 2015 as a multiple of calendar year 2015 and calendar year 2016 estimated EPS.

The overall low to high, and overall mean and median, estimated EBITDA and estimated EPS multiples observed for the NXP selected companies for calendar year 2015 and calendar year 2016 were as follows:

Calendar Year 2015 Observed Multiples for NXP Selected Companies:

Selected HPMS Companies:

•	Estimated EBITDA: 11.0x to 13.7x (with a mean of 12.4x and a median of 12.5x);

•	Estimated EPS: 14.9x to 18.8x (with a mean of 17.4x and a median of 17.8x).

Selected SP Companies:

•	Estimated EBITDA: 5.1x to 8.6x (with a mean of 7.0x and a median of 7.2x);

•	Estimated EPS: 12.0x to 21.6x (with a mean of 18.4x and a median of 20.0x).

Overall Mean and Median Multiples:

•	Estimated EBITDA: 10.4x (mean) and 11.3x (median);

•	Estimated EPS: 17.7x (mean) and 18.2x (median).

Calendar Year 2016 Observed Multiples for NXP Selected Companies:

Selected HPMS Companies:

•	Estimated EBITDA: 10.3x to 12.7x (with a mean of 11.5x and a median of 11.4x);

•	Estimated EPS: 13.5x to 17.2x (with a mean of 15.8x and a median of 16.0x).

Selected SP Companies:

•	Estimated EBITDA: 4.3x to 7.6x (with a mean of 6.1x and a median of 6.2x);

•	Estimated EPS: 9.5x to 19.4x (with a mean of 14.3x and a median of 14.2x).

Overall Mean and Median Multiples:

•	Estimated EBITDA: 9.5x (mean) and 10.6x (median);

•	Estimated EPS: 15.3x (mean) and 15.8x (median).

Calendar year 2015 and calendar year 2016 estimated EBITDA and estimated EPS multiples observed for NXP based on publicly available research analysts’ consensus estimates and utilizing NXP’s closing share price on February 27, 2015, the last trading day prior to public announcement of the merger, were (i) for calendar year 2015, 12.7x estimated EBITDA and 14.6x estimated EPS and (ii) for calendar year 2016, 11.8x estimated EBITDA and 13.0x estimated EPS.

Credit Suisse then applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 11.0x to 13.5x and 10.5x to 12.5x, respectively, derived from the NXP selected companies to corresponding data of NXP and a selected range of calendar year 2015 and calendar year 2016 estimated EPS multiples of 14.0x to 16.5x and 12.5x to 15.5x, respectively, derived from the NXP selected companies to the calendar year 2015 and calendar year 2016 estimated net income of NXP, respectively. Financial data of the NXP selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of NXP were based both on publicly available research analysts’ consensus estimates and the NXP management forecast. Based on the NXP management forecast, this analysis indicated the following approximate implied equity value per share reference range for NXP, as compared to the closing share price of NXP on February 27, 2015:

Implied Equity Value Per Share Reference Range	NXP Closing Share Price on February 27, 2015
$71.92 – $97.82	$84.90

Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow analysis of NXP to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that NXP was forecasted to generate during the fiscal years ending December 31, 2015 through December 31, 2019 based on the NXP management forecast. For purposes of this analysis, the estimated net present value of NXP’s NOLs and certain other tax attributes expected by the management of NXP to be utilized were taken into account and stock-based compensation was treated as a cash expense in the projected period. Credit Suisse calculated terminal values for NXP by applying to the one-year forward estimated EBITDA (after excluding stock-based compensation) of NXP for the fiscal year ending December 31, 2020 a range of terminal value EBITDA multiples of 10.50x to 12.25x. The present value (as of December 31, 2014) of the cash flows and terminal values was then calculated using discount rates ranging from 7.5% to 10.0%. This analysis indicated the following approximate implied equity value per share reference range for NXP, as compared to the closing share price of NXP on February 27, 2015:

Implied Equity Value Per Share Reference Range	NXP Closing Share Price on February 27, 2015
$87.63 – $112.35	$84.90

Exchange Ratio Analysis

Credit Suisse performed an exchange ratio analysis in which Credit Suisse calculated implied exchange ratio reference ranges from the results of the various analyses relating to Freescale and NXP described above. In such analysis, Credit Suisse deducted $6.25 (the cash consideration portion of the merger consideration) from the implied equity value per share reference ranges derived for Freescale from such analyses. The low-ends of the implied exchange ratio reference ranges were calculated by dividing the low-end of the implied equity value per share reference ranges derived for Freescale as described above under the Freescale selected public companies analysis, Freescale discounted cash flow analysis and Freescale selected precedent transactions analysis by the high-end of the implied equity value per share reference ranges derived for NXP as described above under the NXP selected public companies analysis, NXP discounted cash flow analysis and NXP selected public companies analysis, respectively. The high-ends of the implied exchange ratio reference ranges were calculated by dividing the high-end of the implied equity value per share reference ranges derived for Freescale as described above under the Freescale selected public companies analysis, Freescale discounted cash flow analysis and Freescale selected precedent transactions analysis by the low-end of the implied equity value per share reference ranges derived for NXP as described above under the NXP selected public companies analysis, NXP discounted cash flow analysis and NXP selected public companies analysis, respectively. This analysis resulted in the following implied exchange ratio reference ranges, as compared to the merger exchange ratio:

Implied Exchange Ratio Reference Ranges Based On:
Selected Public Companies Analyses	Selected Precedent Transactions Analysis (Freescale) and Selected Public Companies Analysis (NXP)	Discounted Cash Flow Analyses	Merger Exchange Ratio
0.1958x – 0.4215x	0.2176x – 0.4801x	0.2354x – 0.4360x	0.3521x

Other Information. Credit Suisse also noted for the NXP board certain additional information that was not considered part of Credit Suisse’s financial analyses with respect to its opinion but was referenced for informational purposes, including the following:

•

historical trading prices of Freescale common shares and NXP ordinary shares during the 52-week period ended February 27, 2015, which indicated low and high closing prices for Freescale common shares of approximately $15.55 and $37.53 per share and for NXP ordinary shares of approximately $53.90 and $85.91 per share; and

•

share price targets for Freescale common shares and NXP ordinary shares in publicly available Wall Street research analysts’ reports, which indicated low and high share price targets of $27.00 and $45.00 per share for Freescale and $60.00 and $100.00 per share for NXP.

Miscellaneous

NXP selected Credit Suisse to act as its financial advisor in connection with the merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

NXP has agreed to pay Credit Suisse for its financial advisory services to NXP in connection with the proposed merger an aggregate fee of $25 million, a portion of which was payable upon delivery of Credit Suisse’s opinion and approximately $20 million of which is contingent upon completion of the merger. In addition, NXP has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and certain of its affiliates also expect to participate in the financing for the merger, for which services Credit Suisse and its affiliates will receive a fee currently estimated to be approximately $27 million to $36 million contingent upon completion of the financing. The actual fee amount will depend on the timing of the closing of the merger. The NXP board approved both Credit Suisse’s engagement as financial advisor (and related fees) and Credit Suisse’s and its affiliates’ participation in such financing (and related fees) and understood that both arrangements provide for fees conditioned upon completion of the merger or related financing. Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide, investment banking and other financial services to NXP and Freescale unrelated to the proposed merger and related transactions, for which services Credit Suisse and its affiliates have received and will receive compensation including, during the two-year period prior to the date of Credit Suisse’s opinion, having acted or acting as (i) financial advisor to NXP in connection with certain disposition or acquisition transactions, (ii) joint lead bookrunning manager for a $745 million equity offering in February 2014, a $960 million senior secured notes offering in October 2013 and a $500 million senior secured notes offering in May 2013 of Freescale and as joint lead bookrunning manager for a $1.0 billion senior unsecured convertible notes offering in November 2014, a $750 million unsecured senior notes offering in May 2013 and $500 million senior notes offerings in March 2013 and February 2013 of NXP, (iii) joint lead or co-arranger for, and as a lender under, certain credit facilities of Freescale and as a lender under a credit facility of NXP and (iv) joint bookrunning manager for underwritten secondary offerings of NXP ordinary shares in December 2013, March 2013 and February 2013, for which services as described in clauses (i) through (iv) above Credit Suisse and its affiliates received an aggregate fee during such two-year period of approximately $6.9 million from NXP and approximately $10.1 million from Freescale. Credit Suisse and its affiliates also in the past have provided, currently are providing and in the future may provide, investment banking and other financial services to certain affiliates and/or significant Freescale shareholders and certain portfolio companies of such affiliates or shareholders unrelated to the proposed merger and related transactions, for which services Credit Suisse and its affiliates have received and will receive compensation, including, among other things, having acted or acting for such entities during the two-year period prior to the date of Credit Suisse’s opinion in various roles in connection with securities offerings or other financing transactions, as financial advisor in connection with disposition or acquisition transactions and as a lender in connection with certain credit facilities.

Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NXP, Freescale and their respective affiliates and any other entity that may be involved in the merger or related transactions, and may invest in investment funds managed or advised by certain affiliates of such entities as well as provide investment banking and other financial services to such companies.

Opinion of Freescale’s Financial Advisor

Freescale retained Morgan Stanley to act as financial advisor to the Freescale board in connection with the proposed merger. The Freescale board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the semiconductor industry, and its knowledge of Freescale’s business and affairs. At the meeting of the Freescale board on March 1, 2015, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement was fair from a financial point of view to the holders of Freescale common shares.

The full text of the written opinion of Morgan Stanley, dated as of March 1, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C. You are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of the Freescale board, in its capacity as such, and addressed only the fairness from a financial point of view of the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement as of the date of the opinion. It does not address any other aspect or implications of the merger, including the value of the NXP ordinary shares when issued in the merger or the prices at which the NXP ordinary shares will trade at any time in the future. The opinion was addressed to, and rendered for the benefit of, the Freescale board and was not intended to, and does not, constitute advice or a recommendation to any holder of Freescale common shares or NXP ordinary shares as to how to vote at any shareholders’ meetings to be held in connection with the merger or take any action with respect to the merger. The summary of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Freescale and NXP, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Freescale and NXP, respectively;

•	reviewed certain financial projections prepared by the managements of Freescale and NXP, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Freescale and NXP, respectively;

•

discussed the past and current operations and financial condition and the prospects of Freescale, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Freescale;

•

discussed the past and current operations and financial condition and the prospects of NXP, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of NXP;

•	reviewed the pro forma impact of the merger on NXP’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Freescale common shares and the NXP ordinary shares;

•

compared the financial performance of Freescale and NXP and the prices and trading activity of the Freescale common shares and the NXP ordinary shares with that of certain other publicly-traded companies comparable with Freescale and NXP and their respective securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Freescale, NXP and certain other parties and their respective financial and legal advisors;

•	reviewed a draft of (i) the merger agreement; (ii) the support agreement; (iii) the debt commitment letter; and (iv) certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Freescale and NXP, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Freescale and NXP of the future financial performance of Freescale and NXP. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that NXP will obtain financing in accordance with the terms set forth in the debt commitment letter. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Freescale and NXP, respectively, of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Freescale and NXP; (iii) their ability to retain key employees of Freescale and NXP, respectively; and (iv) the validity of, and risks associated with, Freescale and NXP’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Freescale and NXP and their respective legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.

Morgan Stanley’s opinion does not address Freescale’s underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion is limited to and addresses only the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement. Morgan Stanley was not asked to address, and its opinion does not address, any other term or aspect of the merger agreement or the merger, including the structure or form of the merger, the support agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger agreement or otherwise. In addition, Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Freescale’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Freescale common shares in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Freescale or NXP, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, March 1, 2015. Events occurring after March 1, 2015 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley does not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated March 1, 2015. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with rendering its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Considering any portion of these analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The various analyses summarized below were based on the closing price of $34.70 per Freescale common share as of February 12, 2015, the last trading day before public speculation that Freescale was exploring a sale. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain non-public financial projections provided by the managements of Freescale and NXP and referred to below. In certain instances, the projections were extrapolated for future periods not accounted for in the projections provided by the managements of Freescale and NXP. For further information regarding these financial projections, see the section entitled “—Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor.”

Public Trading Valuation Analysis

Morgan Stanley performed a public trading valuation analysis, which is designed to provide an implied public trading valuation of a company by comparing representative trading multiples of companies engaged in a similar business. Morgan Stanley compared certain financial information of Freescale with comparable publicly available estimates for selected semiconductor companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics. These companies were the following:

•	Analog Devices, Inc.

•	Atmel Corporation

•	Avago Technologies Limited

•	Broadcom Corporation

•	Maxim Integrated Products, Inc.

•	Microchip Technology Incorporated

•	NXP

•	Texas Instruments Incorporated

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (AV) which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimates of calendar year 2015 future EBITDA of each of the comparable companies. In addition to the comparable companies, Morgan Stanley also reviewed the current and historical AV to EBITDA multiples of Freescale. Based on its analysis of the relevant metrics for each of the comparable companies and Freescale, and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of 10.5x to 13.5x AV to EBITDA and applied this range of multiples to the estimated EBITDA for Freescale in each case as shown below and as further described in the section entitled “—Certain Financial Projections Utilized by the Freescale Board and Freescale’s Financial Advisor.”

Range(1)
Freescale Street Case	$23.25 – $34.00
Freescale 7% Growth / 26% Margin Case	$25.25 – $36.50
Freescale 0% Growth / 17% Margin Case	$3.00 – $8.00

(1)	Per share amounts rounded to the nearest $0.25.

No company utilized in the public trading valuation analysis is identical to Freescale. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Freescale, such as the impact of competition on the businesses of Freescale and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Freescale.

Discounted Equity Valuation Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s equity price per share as a function of its estimated future EBITDA and price to earnings ratios. The resulting values are subsequently discounted to arrive at a range of present values for the company’s price per share.

Morgan Stanley performed an analysis of the present value per Freescale common share of implied future trading prices based on a range of calendar year 2020 EBITDA ratios of 10.5x to 13.5x, which range was selected by Morgan Stanley in the application of its professional judgment and experience. For purposes of this analysis, Freescale was considered as a standalone entity. The valuation range was determined by using projections from the Freescale Street Case, Freescale 7% Growth / 26% Margin Case and Freescale 0% Growth / 17% Margin Case. Morgan Stanley then calculated what the current price of Freescale common shares would be if this future share price was discounted back to February 28, 2015, using a 10.1% discount rate. Morgan Stanley selected this discount rate based on the application of its professional judgment and experience and Freescale’s long-term average cost of equity.

Range(1)
Freescale Street Case	$33.75 – $43.25
Freescale 7% Growth / 26% Margin Case	$41.25 – $53.00
Freescale 0% Growth / 17% Margin Case	$19.50 – $27.00

(1)	Per share amounts rounded to the nearest $0.25.

Morgan Stanley performed a separate analysis of the present value per Freescale common share of implied future trading prices based on a range of calendar year 2020 EBITDA ratios of 10.5x to 13.5x (which range was selected by Morgan Stanley in the application of its professional judgment and experience) for the combination of Freescale and NXP. For purposes of this analysis, Morgan Stanley assumed that (i) following the completion of the merger, holders of Freescale common shares owned 31.8% of the combined company based on an exchange ratio of 0.3521x NXP ordinary shares for each Freescale common share; and (ii) the combined company achieved the synergy assumptions provided by NXP and Freescale in calendar year 2015 (and assuming that the full amount of initial synergies were achieved in the first year), with future synergies growing in line with operating expenses thereafter. The valuation range was determined by using projections from (i) the Freescale Street Case and the NXP Street Case; (ii) the Freescale 7% Growth / 26% Margin Case and the NXP Management Case; and (iii) the Freescale 0% Growth / 17% Margin Case and the NXP Cycle Case. Morgan Stanley then calculated what the current price of Freescale common shares would be if this future share price was discounted back to February 28, 2015, using a 9.4% discount rate and including the $6.25 per Freescale common share to be received in the merger. Morgan Stanley selected this discount rate based on the application of its professional judgment and experience and NXP’s cost of equity.

Range(1)
Freescale Street Case and NXP Street Case	$41.00 – $50.00
Freescale 7% Growth / 26% Margin Case and NXP Management Case	$46.50 – $57.00
Freescale 0% Growth / 17% Margin Case and NXP Cycle Case	$31.50 – $39.00

(1)	Per share amounts rounded to the nearest $0.25.

Morgan Stanley performed an analysis of the present value per Freescale common share of implied future trading prices based on a range of calendar year 2020 price to earnings ratios of 14.5x to 19.5x, which range was selected by Morgan Stanley in the application of its professional judgment and experience. For purposes of this analysis, Freescale was considered as a standalone entity. The valuation range was determined by using projections from the Freescale Street Case, Freescale 7% Growth / 26% Margin Case and Freescale 0% Growth / 17% Margin Case. Morgan Stanley then calculated what the current price of Freescale common shares would be if this future share price was discounted back to February 28, 2015, using a 10.1% discount rate. Morgan Stanley selected this discount rate based on the application of its professional judgment and experience and Freescale’s long-term average cost of equity.

Range(1)
Freescale Street Case	$25.25 – $34.00
Freescale 7% Growth / 26% Margin Case	$32.75 – $44.00
Freescale 0% Growth / 17% Margin Case	$19.00 – $25.50

(1)	Per share amounts rounded to the nearest $0.25.

Morgan Stanley performed a separate analysis of the present value per Freescale common share of implied future trading prices based on a range of calendar year 2020 price to earnings ratios of 14.5x to 19.5x (which range was selected by Morgan Stanley in the application of its professional judgment and experience) for the combination of Freescale and NXP. For purposes of this analysis, Morgan Stanley assumed that (i) following the completion of the merger, holders of Freescale common shares owned 31.8% of the combined company based on an exchange ratio of 0.3521x NXP ordinary shares for each Freescale common share; and (ii) the combined company achieved the synergy assumptions provided by NXP and Freescale in calendar year 2015 (and assuming that the full amount of initial synergies were achieved in the first year), with future synergies growing in line with operating expenses thereafter. The valuation range was determined by using projections from (i) the Freescale Street Case and the NXP Street Case; (ii) the Freescale 7% Growth / 26% Margin Case and the NXP Management Case; and (iii) the Freescale 0% Growth / 17% Margin Case and the NXP Cycle Case. Morgan Stanley then calculated what the current price of Freescale common shares would be if this future share price was discounted back to February 28, 2015, using a 9.4% discount rate and including the $6.25 per Freescale common share to be received in the merger. Morgan Stanley selected this discount rate based on the application of its professional judgment and experience and NXP’s cost of equity.

Range(1)
Freescale Street Case and NXP Street Case	$36.00 – $46.25
Freescale 7% Growth / 26% Margin Case and NXP Management Case	$40.00 – $51.75
Freescale 0% Growth / 17% Margin Case and NXP Cycle Case	$28.50 – $36.25

(1)	Per share amounts rounded to the nearest $0.25.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated ranges of equity values per Freescale common share based on discounted cash flow analyses until December 31, 2020. For purposes of this analysis, Freescale was considered as a standalone entity. Morgan Stanley relied on the Freescale Street Case, Freescale 7% Growth / 26% Margin Case and Freescale 0% Growth / 17% Margin Case for fiscal years 2015 to 2020 and used the following assumptions: (i) a 30% tax rate in the terminal year; and (ii) stock-based compensation as a cash expense. Morgan Stanley then calculated a range of implied values of Freescale by calculating a range of the present values of Freescale’s free cash flows for the period from February 28, 2015, through December 31, 2020, and a terminal value based on a terminal perpetual growth rate ranging from 2.0% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment and experience. The free cash flows and terminal values were discounted to present values as of February 28, 2015, at a range of discount rates of 7.9% to 9.9% (which range was selected in Morgan Stanley’s professional judgment and experience) to reflect Freescale’s weighted average cost of capital. These calculations resulted in the following ranges:

Range(1)
Freescale Street Case	$23.50 – $41.00
Freescale 7% Growth / 26% Margin Case	$34.00 – $56.50
Freescale 0% Growth / 17% Margin Case	$12.00 – $25.50

(1)	Per share amounts rounded to the nearest $0.25.

Morgan Stanley calculated separate ranges of equity values per Freescale common share based on discounted cash flow analyses until December 31, 2020, for a combination of Freescale and NXP. Morgan Stanley relied on (i) the Freescale Street Case and the NXP Street Case; (ii) the Freescale 7% Growth / 26% Margin Case and the NXP Management Case; and (iii) the Freescale 0% Growth / 17% Margin Case and the NXP Cycle Case. In addition, Morgan Stanley used the following assumptions: (i) a 30% tax rate in the terminal year; (ii) stock-based compensation as a cash expense; (iii) following the completion of the merger, holders of Freescale common shares owned 31.8% of the combined company based on an exchange ratio of 0.3521x NXP ordinary shares for each Freescale common share; and (iv) the combined company achieved the synergy assumptions provided by NXP and Freescale in calendar year 2015 (and assuming that the full amount of initial synergies were achieved in the first year), with future synergies growing in line with operating expenses thereafter. Morgan Stanley then calculated a range of implied values of Freescale by calculating a range of the present values of Freescale’s free cash flows for the period from February 28, 2015, through December 31, 2020, and a terminal value based on a terminal perpetual growth rate ranging from 2.0% to 3.0%. Morgan Stanley also calculated a range of implied aggregate values of NXP by calculating a range of the present values of NXP’s free cash flows for the period from February 28, 2015, through December 31, 2020, and a terminal value based on a terminal perpetual growth rate ranging from 2.0% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment and experience. The pro forma discounted cash flow range was calculated as the sum of Freescale’s standalone discounted cash flow and NXP’s standalone discounted cash flow and the present value of synergies. The free cash flows and terminal values were discounted to present values as of February 28, 2015, at a range of discount rates of 7.7% to 9.7% (which range was selected in Morgan Stanley’s professional judgment and experience) and including the $6.25 per Freescale common share to be received in the merger. These calculations resulted in the following ranges:

Range(1)
Freescale Street Case and NXP Street Case	$36.75 – $56.50
Freescale 7% Growth / 26% Margin Case and NXP Management Case	$41.50 – $64.00
Freescale 0% Growth / 17% Margin Case and NXP Cycle Case	$26.75 – $42.25

(1)	Per share amounts rounded to the nearest $0.25.

Precedent Transactions Analysis

Precedent Multiples. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected semiconductor technology transactions. The transactions reviewed and the date that each transaction was announced were as follows:

Date Announced	Acquiror	Target

8/20/2014	Infineon Technologies AG	International Rectifier Corporation

6/9/2014	Analog Devices, Inc.	Hittite Microwave Corporation

5/20/2014	Cobham plc	Aeroflex Holding Corp.

2/24/2014	RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.

12/16/2013	Avago Technologies Limited	LSI Corporation

4/4/2011	Texas Instruments Incorporated	National Semiconductor Corporation

For each transaction listed above, Morgan Stanley noted the ratio of AV of the transaction to the target company’s next twelve months (NTM) EBITDA.

Based on the analysis of the relevant metrics and time frame for each transaction listed above, Morgan Stanley selected a representative range of AV/NTM EBITDA multiples of 10.0x to 15.0x and applied these ranges of multiples to Freescale’s calendar 2015 EBITDA forecasts.

The ranges of implied values per Freescale common share were:

Range(1)
Freescale Street Case	$21.50 – $39.25
Freescale 7% Growth / 26% Margin Case	$23.25 – $42.00
Freescale 0% Growth / 17% Margin Case	$2.00 – $10.75

(1)	Per share amounts rounded to the nearest $0.25.

Precedent Premia. Based on the 25th and 75th percentile of the selected precedent technology transactions from January 1, 2011, to February 28, 2015, greater than $300 million, Morgan Stanley noted the high and low trading premia to the target company’s 1-day spot premium, 30-day average premium and last twelve month (LTM) high premium. For purposes of this analysis, Morgan Stanley considered Freescale’s trading price as of February 12, 2015, the last trading day before public speculation that Freescale was exploring a sale.

This analysis indicated the following:

	Freescale Price	Precedent Premia 25th – 75th Percentile	Range(1)
1-Day Spot Premium	$34.70	18% – 42%	$41.00 – $49.25
30-Day Average Premium	$28.64	25% – 51%	$35.75 – $43.25
LTM High Premium	$34.70	(6%) – 19%	$32.50 – $41.25

(1)	Per share amounts rounded to the nearest $0.25.

Additional Information. No company or transaction utilized in the precedent transactions analysis is identical to Freescale or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters that are beyond the control of Freescale, such as the impact of competition on the business of Freescale or its industry generally, industry growth and the absence of any adverse material change in the financial condition of Freescale or its industry or in the financial markets in general, all of which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the implied merger consideration. That points in the range of implied present values per Freescale common share derived from the valuation of precedent transactions were less than or greater than the implied merger consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the implied merger consideration, but one of many factors that Morgan Stanley considered.

Historical Trading Ranges Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of Freescale common shares. Morgan Stanley reviewed the range of closing prices of Freescale common shares for various periods ending on February 27, 2015. Morgan Stanley also reviewed the historical trading multiples for Freescale. Morgan Stanley observed the following:

Period Ending February 27, 2015	Range of Closing Prices
Last Three Months	$20.83 – $37.53
Last Twelve Months	$15.55 – $37.53

Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Freescale common shares prepared and published by equity research analysts prior to February 27, 2015. These future share price targets reflected each analyst’s estimate of the future public market trading price of Freescale common shares and were not discounted to reflect present values. The range of undiscounted analysts’ future share price targets for Freescale common shares was $27.00 to $45.00 per share as of February 27, 2015. In order to better compare the equity research analysts’ future share price targets with the per share merger consideration, Morgan Stanley discounted the range of analysts’ future share price targets for Freescale common shares for one year at a rate of 10.1%, which discount rate was selected based on Freescale’s cost of equity. This analysis indicated an implied range of equity values for Freescale common shares of $24.50 to $40.75 per share (per share amounts rounded to the nearest $0.25).

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Freescale common shares, and these estimates are subject to uncertainties, including the future financial performance of Freescale and future financial market conditions.

General

In connection with the review of the merger by the Freescale board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Freescale or NXP. In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters that are beyond the control of Freescale or NXP. These include, among other things, the impact of competition on the businesses of Freescale, NXP and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Freescale, NXP and the industry, and in financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement and in connection with the delivery of its opinion, dated March 1, 2015, to the Freescale board. These analyses do not purport to be appraisals or to reflect the prices at which Freescale common shares or NXP ordinary shares might actually trade.

The consideration to be received by the holders of Freescale common shares pursuant to the merger agreement was determined by Freescale and NXP through arm’s length negotiations between Freescale and NXP and was approved by the Freescale board. Morgan Stanley acted as financial advisor to the Freescale board during these negotiations but did not recommend any specific consideration to Freescale or the Freescale board or opine that any specific amount or form of consideration constituted the only appropriate amount or form of consideration for the merger.

Morgan Stanley’s opinion and its presentation to the Freescale board was one of many factors taken into consideration by the Freescale board in deciding to approve and adopt the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Freescale board with respect to the consideration to be received by the holders of Freescale common shares pursuant to the merger agreement or of whether the Freescale board would have been willing to agree to a different form or amount of consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Freescale common shares or NXP ordinary shares as to how to vote at any shareholders’ meetings to be held in connection with the merger. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the prices at which Freescale common shares or NXP ordinary shares would trade at any time in the future.

The Freescale board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Freescale, NXP, the sponsors or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with Freescale in connection with the merger, may have committed and may commit in the future to invest in private equity funds managed by the sponsors.

Under the terms of its engagement letter, Morgan Stanley provided the Freescale board with financial advisory services and a financial opinion in connection with the merger, described in this section and attached to this joint proxy statement/prospectus as Annex C, and Freescale has agreed to pay Morgan Stanley a fee for its services in an amount estimated, as of the date of Morgan Stanley’s written opinion, to be approximately $41.8 million, which is contingent upon the completion of the merger. Freescale has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Freescale has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Freescale and NXP and have received aggregate fees of approximately $3.0 million from Freescale and approximately $11.9 million from NXP in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for the sponsors, and have received an aggregate of approximately $39 million in connection with such services. In addition, Morgan Stanley and its affiliates have, in such time period, provided financial advisory and financing services to certain majority controlled affiliates and portfolio companies of each of the four sponsors and have received customary fees in connection with such services. Morgan Stanley is currently engaged on certain financing transactions (unrelated to the merger) for certain of the sponsors and certain majority controlled portfolio companies of the sponsors, for which it would expect to receive customary fees. Following the date of Morgan Stanley’s opinion, the signing of the merger agreement and the announcement of the merger, NXP approached Morgan Stanley and requested that an affiliate of Morgan Stanley, Morgan Stanley Senior Funding, Inc., which we refer to in this joint proxy statement/prospectus as “Morgan Stanley Senior Funding,” together with seven other financial institutions, serve as joint lead arranger and joint bookrunner with respect to NXP’s debt financing and provide a portion of the debt financing commitment. In light of Morgan Stanley’s engagement as financial advisor to Freescale, Morgan Stanley requested that Freescale consent to this proposed arrangement. Following consideration of the request and the potential conflict of interest, Freescale consented. In connection with Morgan Stanley’s request for Freescale’s consent, Morgan Stanley agreed to implement certain procedures relating to the handling of confidential information. As consideration for the financing services, NXP has agreed to pay Morgan Stanley Senior Funding aggregate fees in an amount estimated, as of the date of this joint proxy statement/prospectus, to be in the range of approximately $10.3 million to $13.6 million, payment of which is contingent upon the closing of the merger and the associated debt financing for NXP. The actual fee amount will depend on the timing of the closing of the merger. Morgan Stanley may seek to provide financial advisory and financing services to Freescale, NXP and the sponsors (including affiliates and portfolio companies of the sponsors) in the future and would expect to receive fees for the rendering of these services.

Interests of Certain Freescale Persons in the Merger

When considering the recommendation of the Freescale board with respect to the merger, you should be aware that Freescale’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Freescale shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Freescale board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Freescale shareholders vote “FOR” the Freescale merger proposal at the Freescale special meeting.

Acceleration of Vesting of Equity Awards upon a Qualifying Termination

Freescale’s executive officers have been granted stock options, restricted share units and performance-based restricted share units under the 2011 Omnibus Incentive Plan. Under the terms of the merger agreement, vested and unvested stock options will be converted into vested and unvested NXP stock options, unvested restricted share units will be converted into unvested NXP restricted share units and unvested performance-based restricted share units with performance periods that have not ended prior to the completion of the merger will be converted into unvested time-vesting NXP restricted share units (as adjusted based on performance through the closing date). Subject to certain exceptions, the awards granted under the 2011 Omnibus Incentive Plan generally provide that, in the event of the executive officer’s termination by Freescale without “cause” (as defined in the 2011 Omnibus Incentive Plan) or by the executive officer for “good reason” (as defined in the executive officer’s employment agreement or award agreement, as applicable) during the one-year period following the completion of the merger, the vesting of any such award, to the extent outstanding and unvested, will accelerate.

Awards granted to certain executive officers have terms that differ from the awards described above. Under the terms of one of the stock option awards granted to Mr. Gregg Lowe at the commencement of his employment in 2012, if Mr. Lowe’s employment is terminated by Freescale without “cause” or by Mr. Lowe for “good reason” (as these terms are defined in the award agreement) within the nine-months preceding or two years following the completion of the merger, the vesting of such award, to the extent then unvested and outstanding, will accelerate. Under the terms of the performance-based restricted share unit award granted to Mr. Lowe at the commencement of his employment in 2012, if Mr. Lowe’s employment is terminated by Freescale without “cause” or by Mr. Lowe for “good reason” (as these terms are defined in the award agreement) within the nine-months preceding or two years following the completion of the merger, the vesting of such award, to the extent then unvested and outstanding, will accelerate. Under the terms of Mr. Daniel Durn’s make-whole cash award received at the commencement of his employment, upon a termination of employment other than for “cause” (as defined in the 2011 Omnibus Incentive Plan) within one year following the completion of the merger, the vesting of such award, to the extent then unvested and outstanding, will accelerate. Under the terms of the stock options and restricted share units granted to executive officers prior to April 2, 2013 (other than noted above with respect to Mr. Lowe), upon a termination of employment within one year following the completion of the merger, the vesting of such award, to the extent then unvested and outstanding, will accelerate. In addition, the awards granted to Mr. Hyzak on or after April 2, 2013, Mr. Brandon Tolany on or after April 2, 2013 but prior to October 5, 2013, Ms. Jennifer B. Wuamett on or after April 2, 2013 but prior to February 5, 2014, Mr. Paul Hart on or after April 2, 2013 but prior to June 5, 2014, and Mr. Keivan Keshvari on or after April 2, 2013, provide that, in the event of the executive officer’s termination by Freescale without “cause” (as defined in the 2011 Omnibus Incentive Plan) during the one-year period following the completion of the merger, the vesting of any such award, to the extent outstanding and unvested, will accelerate; except that, for the avoidance of doubt, a “qualifying termination” of employment will not include a termination by the executive officer for good reason.

The award agreements described above also contain restrictive covenants regarding confidential information, non-solicitation and non-competition that are effective following termination. If an executive officer breaches any of these covenants during the one-year period following the date of termination for awards granted prior to January 5, 2014, or the two-year period following the date of termination for awards granted on or after January 5, 2014, any vested portion of the award and any shares acquired pursuant to the award will be forfeited and any proceeds from the sale of those shares must be immediately repaid. The award agreements for awards granted to Messrs. Hyzak and Keshvari as well as the award agreements for awards granted to Mr. Tolany prior to October 5, 2013, Ms. Wuamett prior to February 5, 2014, Mr. Hart prior to June 5, 2014 do not contain these forfeiture provisions.

Summary Table

The following table sets forth the value of the acceleration of equity-based awards that each of Freescale’s executive officers would receive in connection with the merger, assuming the completion of the merger occurred on December 31, 2015, and the employment of Freescale’s executive officers was terminated by Freescale other than for cause immediately following the completion of the merger on such date, based on a price of $40.266 per share with respect to Freescale common shares (the average per share closing price of Freescale common shares over the first five business days following March 1, 2015). The actual value of the acceleration of equity-based awards will depend on the per share price of NXP ordinary shares on the termination date (which is not determinable at this time), and therefore, the actual value of the acceleration of equity-based awards may be different than the estimated below. The amounts shown do not attempt to forecast any grants, dividends, deferrals or forfeitures, and depending upon when the closing date occurs, certain of the equity-based awards in the table may vest in accordance with their terms.

Executive Officer(1)	Value of Acceleration of Equity Awards upon a Qualifying Termination(2)
Gregg A. Lowe	$50,520,878
Daniel Durn	$8,772,378
James Bates	$8,950,276
Robert J. Conrad	$8,953,276
Thomas L. Deitrich	$10,870,753
Jeffrey R. Elson	$6,598,310
Paul Hart	$2,100,580
Randy A. Hyzak	$2,795,826
Keivan Keshvari	$3,327,117
Geoffrey Lees	$8,065,189
David W. Reed	$9,029,552
Brandon Tolany	$5,802,331
Jennifer B. Wuamett	$4,328,969

(1)	Alan Campbell and Ritu Favre, who served as executive officers in 2014, have been excluded from this table because their employment ceased prior to the filing of this joint proxy statement/prospectus and neither would be entitled to any accelerated vesting under the assumptions of this table.

(2)	In addition to the values set forth above, the following amounts represent the value, using the price assumptions set forth above, with respect to each executive officer, of equity awards expected to vest in accordance with their terms between the date of the filing of this joint proxy statement/prospectus and December 31, 2015: Gregg A. Lowe ($11,178,768); Daniel Durn ($1,775,726); James Bates ($1,119,245); Robert J. Conrad ($1,122,245); Jeffrey R. Elson ($1,163,841); Paul Hart ($214,300); Keivan Keshvari ($298,999); Geoffrey Lees ($136,582); David W. Reed ($1,671,718); and Brandon Tolany ($241,525).

Change in Control Termination Benefits

In general, Freescale executive officers are entitled to severance compensation and benefits if the executive officer’s employment is terminated, under the circumstances described below, following (or, in the case of Mr. Deitrich, upon a termination by Freescale other than for cause preceding) a change in control (which will occur upon the completion of the merger).

Employment Agreements

Freescale has employment agreements with Messrs. Lowe and Deitrich. All other executive officers, except Mr. Hyzak, are covered by the Freescale severance plan.

Mr. Lowe.

Under the terms of Mr. Lowe’s employment agreement, Mr. Lowe will receive severance compensation and benefits if there is a “change in control” (as defined in the employment agreement) and Mr. Lowe experiences a qualifying termination.

For purposes of Mr. Lowe’s employment agreement, a qualifying termination means a termination of Mr. Lowe’s employment within the two-year period following the completion of the merger, either by Freescale without “cause” (as defined in his employment agreement) or by Mr. Lowe for “good reason.” “Good reason,” for purposes of Mr. Lowe’s employment agreement, means:

•

a material reduction in base salary or a material reduction in target bonus as a percentage of base salary (excluding, in each case any across-the-board reductions affecting similarly situated executives);

•

a material reduction in the aggregate level of employee benefits made available to Mr. Lowe when compared to the benefits made available to him at any time during the term of his employment agreement, unless such reduction is applicable to senior officers generally;

•	the removal of Mr. Lowe from his position as the President and Chief Executive Officer of Freescale;

•	a material diminution in Mr. Lowe’s duties or responsibilities as the President and Chief Executive Officer of Freescale (other than due to a physical or mental incapacity) ;

•	a material change in Mr. Lowe’s reporting relationship that is inconsistent with reporting to the Freescale board;

•

a relocation of the principal location of employment to any office or location more than 75 miles from the location of Freescale’s office in Austin, Texas (other than to the extent agreed to or requested by Mr. Lowe); or

•	a material failure of Freescale to comply with the terms of Mr. Lowe’s employment agreement.

The principal severance compensation and benefits under Mr. Lowe’s employment agreement, upon a qualifying termination in connection with the merger, are:

•	lump sum severance payment equal to three times the sum of Mr. Lowe’s base salary and target bonus on the date of termination payable within 10 days following the date of termination;

•	lump sum payment of the prorated portion of his annual bonus based on actual performance in the year of termination, payable when such annual bonus would otherwise be paid; and

•	medical and life insurance benefits over a period of three years following termination or until covered under a similar plan, if earlier.

In addition to the compensation and benefits set forth above, subject to an effective release of claims, Mr. Lowe would be entitled to the remaining portion of his make-whole cash award equal to $2,000,000 if his employment is terminated by Freescale without “cause” (as defined in Mr. Lowe’s employment agreement) or by Mr. Lowe for “good reason” (as defined in Mr. Lowe’s employment agreement) prior to the make-whole cash award payment date of July 1, 2015.

In the event any payments or benefits received by Mr. Lowe in connection with the merger would be subject to excise taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, which we refer to in this joint proxy statement/prospectus as the “Code,” the amount of such payments or benefits provided to Mr. Lowe will be reduced but only to the extent such reduction results in a greater after-tax benefit to Mr. Lowe.

Under the terms of his employment agreement, Mr. Lowe is also subject to restrictive covenants, including non-recruitment, non-competition and non-solicitation covenants, that remain in effect for the two-year period following the his qualifying termination in connection with the merger. Mr. Lowe is also subject to a confidentiality provision.

Mr. Deitrich.

Under the terms Mr. Deitrich’s employment agreement, Mr. Deitrich will receive severance compensation and benefits if there is a “change in control” (as defined in his employment agreement) and Mr. Deitrich experiences a qualifying termination.

For purposes of Mr. Deitrich’s employment agreement, a qualifying termination means a termination of Mr. Deitrich’s employment within the six-month period preceding completion of the merger by Freescale without “cause” (as defined in the employment agreement) or the one-year period following completion of the merger, either by Freescale without “cause” (as defined in the employment agreement) or by Mr. Deitrich for “good reason.” “Good reason,” for purposes of Mr. Deitrich’s employment agreement, means:

•

a material reduction in Mr. Deitrich’s base salary or a material reduction in target bonus as a percentage of base salary unless the base salary or target bonus of all senior executives is reduced by a similar percentage or amount as part of company-wide cost reductions;

•

a material reduction in the aggregate level of employee benefits made available to Mr. Deitrich when compared to the benefits made available to him at any time during the term of his employment agreement, unless such reduction is applicable to senior executives generally;

•	a material diminution in Mr. Deitrich’s duties or responsibilities (other than due to a physical or mental incapacity);

•

a relocation of the principal location of employment to any office or location more than 35 miles from Freescale’s principal headquarters in Austin, Texas (other than to the extent not materially adverse or agreed to or requested by Mr. Deitrich); or

•

a failure by Freescale to cause any successor to assume and perform Mr. Deitrich’s employment agreement, provided that Mr. Deitrich is willing and able to execute a new contract, providing terms and conditions substantially similar to those in his current employment agreement, and Mr. Deitrich is willing and able to continue providing services.

The principal severance compensation and benefits under Mr. Deitrich’s employment agreement, upon a qualifying termination in connection with the merger, include:

•	lump sum severance payment equal to two times the sum of Mr. Deitrich’s base salary and target bonus on the date of termination, payable within 10 days following the date of termination;

•

lump sum payment of the prorated portion of his annual bonus at Mr. Deitrich’s annual bonus target if termination occurs in the first quarter of the year and based on Freescale’s performance through the fiscal quarter preceding the date of termination if termination occurs after the first quarter, within 10 days following the date of termination; and

•	except in the case of a qualifying termination in the six-month period preceding the completion of the merger, medical and life insurance benefits over a period of two years following termination.

Mr. Deitrich’s employment agreement contains a tax reimbursement provision in the event of a change in control, such as the merger. However, if it is determined that the tax reimbursement payment does not exceed 110% of the safe harbor amount, which equals the maximum payment that Mr. Deitrich may receive without the payment constituting an “excess parachute payment” within the meaning of Section 280G of the Code, then no tax reimbursement payment will be made and the amounts payable in connection with the merger will be reduced so that the payment equals the safe harbor amount; except that only amounts payable under Mr. Deitrich’s employment agreement and summarized above may be reduced under the tax reimbursement provision and if such reduction does not reduce all payments below the safe harbor amount then no reduction will be made.

Under the terms of his employment agreement, Mr. Deitrich is subject to restrictive covenants, including non-recruitment, non-competition and non-solicitation covenants, that remain in effect for the 18-month period following his qualifying termination in connection with the merger. Mr. Deitrich is also subject to a confidentiality provision.

Executive Severance Plan for Senior Vice Presidents

Under the terms of the Freescale severance plan, each executive officer at the Senior Vice President level who is not party to an employment agreement will receive severance compensation and benefits in the event there is a “change in control” (as defined in the Freescale severance plan) and the executive officer experiences a qualifying termination.

For purposes of the Freescale severance plan, a qualifying termination means a termination of the executive officer’s employment within the two-year period following completion of the merger, either by Freescale without “cause” (as defined in the Freescale severance plan) or by the executive officer for “good reason.” “Good reason,” for purposes of the Freescale severance plan, means:

•	a material reduction in the executive officer’s base salary or target bonus opportunity;

•

a material reduction in the aggregate level of employee benefits made available to the executive officer when compared to the benefits made available to the executive officer immediately prior to such reduction;

•	material diminution in the executive officer’s duties or responsibilities (other than due to a physical or mental incapacity) as an executive officer without the executive officer’s consent; or

•

relocation of the principal location of employment to any office or location more than 75 miles from the principal headquarters to which the executive officer reports (other than to the extent agreed to or requested by the executive officer).

The principal severance compensation and benefits under the Freescale severance plan, upon a qualifying termination in connection with the merger and subject to an effective release of claims, are:

•

lump sum severance payment equal to one and one-half times the sum of the executive officer’s base salary and target bonus on the date of termination, payable within 60 days following the date of termination;

•

lump sum payment of the prorated portion of the executive officer’s bonus for the performance period based on actual performance in the performance period, payable when such annual bonus would otherwise be paid; and

•	medical and life insurance benefits over a period of 18 months following termination or until covered under a similar plan, if earlier.

In the event any payments or benefits received by an executive officer in connection with the merger would be subject to excise taxes imposed under Section 4999 of the Code, the amount of such payments or benefits provided to the executive officer will be reduced, but only to the extent such reduction results in a greater after-tax benefit to the executive officer.

Under the Freescale severance plan, executive officers are subject to restrictive covenants, including non-recruitment, non-competition and non-solicitation covenants, that remain in effect for the 18-month period following the executive officer’s qualifying termination in connection with the merger. Executive officers are also subject to a confidentiality provision.

Treatment of Freescale Director Compensation

The independent members of the Freescale board receive, as part of their compensation for serving on the Freescale board, restricted share units with respect to Freescale common shares, which fully vest on the earlier to occur of the first anniversary of the date of grant or the next annual general meeting of shareholders. Independent members of the Freescale board are also expected to receive an additional grant of restricted share units, which will vest upon the earlier to occur of the next annual general meeting of shareholders, the first anniversary of the grant date of the award or immediately prior to the merger. The numbers set forth in the table below include the number of restricted share units held by independent directors as of the date hereof, unvested options to purchase Freescale common shares held by independent directors as of the date hereof and the restricted share units expected to be received on June 5, 2015 (assuming conversion of the $200,000 value of each award into restricted share units at a price per share of $40.266, the average per share closing price of Freescale common shares over the first five business days following March 1, 2015). The value of the June 5, 2015, restricted share unit grant to Messrs. Krishnan Balasubramanian and Daniel J. Heneghan and Ms. Joanne M. Maguire includes an additional prorated amount equal to $66,667 to compensate them for the four months between the historical grant date in January and the new grant date at the 2015 annual general meeting of shareholders.

Director(1)	Restricted Share Units	Unvested Options
Krishnan Balasubramanian	6,622	—
Chinh E. Chu	—	—
D. Mark Durcan	4,966	—
Daniel J. Heneghan	7,332	3,204
Thomas Lister	—	—
Joanne M. Maguire	6,622	—
John W. Marren	—	—
James A. Quella	4,966	—
Peter Smitham	—	—
Gregory L. Summe	4,966	—
Claudius E. Watts IV	—	—

(1)	J. Daniel McCranie, who served as a director of Freescale in 2014, has been excluded from this table because his board service ceased prior to the filing of this joint proxy statement/prospectus, he does not continue to hold Freescale restricted share units or unvested options and he would not be entitled receive the restricted share units expected to be issued on June 5, 2015.

Compensation Related to the Merger

The following table sets forth the information required by Item 402(t) of Regulation S-K, regarding the compensation for Freescale’s “named executive officers” (as identified in accordance with SEC regulations) based on the proposed merger, assuming that the proposed merger is completed on December 31, 2015 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and each of the named executive officers is terminated without “cause” on the same day.

The tabular disclosure set forth below assumes that each of the listed named executive officers is terminated without “cause” in connection with the proposed merger under circumstances that entitle such individual to severance payments and benefits as of December 31, 2015 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and becomes entitled to accelerated vesting and/or payment in respect of all unvested equity-based awards held by such named executive officer on such date, based on a price of $40.266 per share with respect to Freescale common shares (the average per share closing price of Freescale common shares over the first five business days following March 1, 2015, determined pursuant to Item 402(t) of Regulation S-K).

Golden Parachute Compensation—Freescale

Named Executive Officer(1)	Cash(2)	Equity(3)	Perquisites / Benefits(4)	Tax Reimbursement(5)	Total(6)
Gregg A. Lowe	$8,538,750	$50,520,878	$58,508	$—	$59,118,136
Daniel Durn	$2,425,000	$8,772,378	$26,981	$—	$11,224,359
James Bates	$1,540,000	$8,950,276	$25,553	$—	$10,515,829
Robert J. Conrad	$1,610,000	$8,953,276	$26,826	$—	$10,590,102
Thomas L. Deitrich	$2,182,500	$10,870,753	$36,291	$3,225,603	$16,315,147

(1)	Alan Campbell, who was a named executive officer for purposes of Freescale’s most recent annual proxy statement, has been excluded from this table because his employment ceased prior to filing of this joint proxy statement/prospectus, and as a result, he would not be entitled to any payments under the termination assumptions of this table.

(2)	Cash. As described above, this amount equals the lump sum severance payment provided to named executive officers experiencing a qualifying termination under either the terms of the named executive officer’s employment agreement or the Freescale severance plan, as applicable, which equals the sum of one and one-half times (or three times, in the case of Mr. Lowe, or two times, in the case of Mr. Deitrich) the sum of the named executive officer’s base salary and target bonus on the date of termination. Such amounts would be double trigger in nature. This amount also includes a lump sum payment of the prorated portion of the named executive officer’s 2015 Second Half Bonus based on actual performance, assuming performance at target because actual performance could not be determined at the time of the filing of this joint proxy statement/prospectus. Such amounts would be double trigger in nature. For Mr. Durn, this amount also includes the remaining $500,000 of his make-whole cash award received upon commencement of his employment which is payable upon a termination of employment within one year following the completion of the merger. Such amounts would be modified single trigger in nature. Set forth in the table below are the components of the cash payments the named executive officers would receive following a qualifying termination after a change in control on December 31, 2015.

In addition to the value set forth above, subject to an effective release of claims, Mr. Lowe would be entitled to the remaining portion of his make-whole cash award equal to $2,000,000 if his employment is terminated by Freescale without “cause” (as defined in Mr. Lowe’s employment agreement) or by Mr. Lowe for “good reason” (as defined in Mr. Lowe’s employment agreement) prior to the make-whole cash award payment date of July 1, 2015.

Named Executive Officer	Multiple of Base Salary and Target Bonus	Prorated 2015 Second Half Bonus	Make-Whole Cash Award	Total
Gregg A. Lowe	$7,762,500	$776,250	—	$8,538,750
Daniel Durn	$1,650,000	$275,000	$500,000	$2,425,000
James Bates	$1,320,000	$220,000	—	$1,540,000
Robert J. Conrad	$1,380,000	$230,000	—	$1,610,000
Thomas L. Deitrich	$1,940,000	$242,500	—	$2,182,500

(3)

Equity. As described above, this amount includes the value of the acceleration of equity-based awards granted on or after April 2, 2013 (and certain awards granted to Mr. Lowe prior to April 2, 2013), upon termination of the named executive officer’s employment by Freescale without “cause” (as defined in the 2011 Omnibus Incentive Plan) or by the named executive officer for “good reason” (as defined in the named executive officer’s employment agreement or award agreement, as applicable) during the one-year period following the completion of the merger, based on a price of $40.266 per share with respect to Freescale common shares (the average per share closing price of Freescale common shares over the first five business days following March 1, 2015). Such amounts would be double trigger in nature. The amount also includes the value of acceleration of equity-based awards granted prior to April 2, 2013, upon a termination of employment within one year following the completion of the merger, based on a price of $40.266 per share with respect to Freescale common shares (the average per share closing price of Freescale common shares over the first five business days following March 1, 2015). Such amounts would be modified single trigger in nature. Set forth in the table below are the values of each type of equity-based award that would accelerate following a qualifying termination after a change in control on December 31, 2015. The actual value of the acceleration of equity-based awards will depend on the per share price of NXP common shares on the termination date (which is not determinable at this time), and therefore, the actual value of the acceleration of equity-based awards may be different than estimated. The amounts shown also do not attempt to forecast any grants, dividends, deferrals or forfeitures, and depending upon when the closing date occurs, certain of the equity-based awards in the table may vest in accordance with their terms.

Named Executive Officer	Stock Options	Restricted Share Units (RSUs)	Performance RSUs	Total
Gregg A. Lowe	$21,015,403	$9,535,834	$19,969,641	$50,520,878
Daniel Durn	$2,275,982	$4,664,172	$1,832,224	$8,772,378
James Bates	$2,849,132	$2,321,979	$3,779,165	$8,950,276
Robert J. Conrad	$2,852,132	$2,321,979	$3,779,165	$8,953,276
Thomas L. Deitrich	$3,519,027	$2,541,107	$4,810,619	$10,870,753

In addition to the values set forth above, the following amounts represent the value, using the price assumptions set forth above, with respect to each executive officer, of equity awards expected to vest in accordance with their terms between the date of the filing of this joint proxy statement/prospectus and December 31, 2015: Gregg A. Lowe ($11,178,768); Daniel Durn ($1,775,726); James Bates ($1,119,245); and Robert J. Conrad ($1,122,245).

(4)	Perquisites/Benefits. As described above, this amount equals the estimated value of medical and life insurance benefits over a period of 18 months following a named executive officer’s qualifying termination (or, three years, in the case of Mr. Lowe, or two years, in the case of Mr. Deitrich). Such amounts would be double trigger in nature.

(5)	Tax Reimbursements. Based on the assumptions including a price per share and qualifying termination date as described above, no tax reimbursement is expected to be due to a named executive officer in connection with the other payments and benefits described in the table, except the tax reimbursement payment to Mr. Deitrich.

(6)	Total. This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns. Double trigger payments include those identified as such in the “Cash” column, the “Equity” column and the “Perquisites/Benefits” column. Modified single trigger payments include those identified as such in the “Cash” column and the “Equity” column. In the event any payment or benefit received by a named executive officer, except for Mr. Deitrich, in connection with the merger would be subject to excise taxes imposed under Section 4999 of the Code, the amount of such payments or benefits provided would be reduced, but only to the extent such reduction results in a greater after tax benefit to the named executive officer.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the terms of the merger agreement, the surviving company will, and NXP will cause the surviving company to, indemnify and hold harmless, and promptly provide advancement of expenses to, the individuals who at any time prior to the effective time were directors or officers of Freescale or any of its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the effective time (including the transactions contemplated by the merger agreement) to the fullest extent permitted by law and by the bye-laws of Freescale. After the effective time, NXP and the surviving company will fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the effective time existing as of the effective time in favor of directors and officers of Freescale, its subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, as provided in Freescale’s or each of its subsidiaries’ respective memorandum of association and bye-laws (or comparable organizational or governing documents) or in any agreement.

In addition, prior to the effective time, Freescale will, or, if Freescale is unable to, NXP will cause the surviving company as of the effective time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Freescale’s existing directors’ and officers’ insurance policies and existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the effective time with respect to any claim related to any period of time at or prior to the effective time from an insurance carrier with the same or better credit rating as Freescale’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Freescale’s existing policies. If Freescale or the surviving company fails to obtain such “tail” insurance policies as of the effective time, the surviving company will either continue Freescale’s current policies or provide comparable policies, in each case, for at least six years in an amount and scope at least as favorable as Freescale’s existing policies, or, if substantially equivalent insurance coverage is unavailable, the best available coverage, except that NXP and the surviving company will not be required to pay an annual premium for the directors’ and officers’ liability insurance in excess of 300% of the annual premium currently paid by Freescale for such insurance.

Board of Directors and Management of the Combined Company Following Completion of the Merger

At the completion of the merger, subject to NXP shareholders adopting the NXP director election proposals, the board of directors of the combined company is expected to include Gregory L. Summe and Peter Smitham, in addition to the other directors on the NXP board immediately prior to the completion of the merger. See the section entitled “The Merger Agreement—Governance of the Combined Company Following Completion of the Merger.”

Richard L. Clemmer, the President and Chief Executive Officer of NXP, will continue as the President and Chief Executive Officer of the combined company following completion of the merger. The rest of the senior leadership team for the combined company following completion of the merger is expected to include: Peter Kelly, Chief Financial Officer; Rudy Stroh, General Manager Security & Connectivity; Kurt Sievers, General Manager Automotive; Tom Deitrich, General Manager Digital Networking; Frans Scheper, General Manager Standard Products; Paul Hart, General Manager RF Power; Guido Dierick, General Counsel; David Reed, Head of Technology & Operations; Steve Owen, Chief Sales and Marketing Officer and Dennis Shuler, Chief Human Resources Officer.

Certain U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes certain U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Freescale common shares that exchange their Freescale common shares for the merger consideration consisting of NXP ordinary shares and cash.

This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Code, the Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. Each of the foregoing may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those holders of Freescale common shares that hold their shares as a capital asset (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Freescale common shares in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax;

•	a person that received Freescale common shares through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a person that holds shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a U.S. expatriate; or

•	a dissenting shareholder.

The determination of the actual tax consequences of the merger to a holder of Freescale common shares will depend on the holder’s specific situation. Holders of Freescale common shares should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Freescale common shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

The U.S. federal income tax consequences of the merger to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Freescale common shares generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Freescale common shares should consult their own tax advisors.

Consequences of the Merger Generally

The receipt of NXP ordinary shares and cash in exchange for Freescale common shares in the merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who receives NXP ordinary shares and cash in the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of NXP ordinary shares and cash, including any cash received in lieu of fractions of NXP ordinary shares received in the merger, and (2) such holder’s adjusted tax basis in its Freescale common shares exchanged therefor. Gain or loss and holding period will be determined separately for each block of Freescale common shares (that is, shares acquired at the same cost in a single transaction, exchanged in the merger). Any capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its Freescale common shares is more than one year at the time of the merger. Currently, long-term capital gain for non-corporate taxpayers is taxed at preferential U.S. federal income tax rates. If the U.S. holder has held its Freescale common shares for one year or less at the time of the merger, any capital gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s aggregate tax basis in its NXP ordinary shares received in the merger will equal the fair market value of such shares at the effective time of the merger, and the holder’s holding period for such shares will begin on the day after the merger.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder of Freescale common shares who (1) furnishes a correct taxpayer identification number, which we refer to in this joint proxy statement/prospectus as a “TIN,” certifies that such holder is not subject to backup withholding on the Internal Revenue Service Form W-9 (or appropriate successor form) included in the letter of transmittal that such holder will receive, and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct TIN.

This summary of certain U.S. federal income tax consequences of the merger to holders of Freescale common shares is not tax advice. The determination of the actual tax consequences of the merger to a holder of Freescale common shares will depend on the holder’s specific situation. Holders of Freescale common shares should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material Dutch Tax Consequences

General

The following is intended as general information only and does not present any comprehensive or complete description of all aspects of Dutch tax law in connection with (i) the exchange of shares pursuant to the merger and (ii) the ownership of NXP ordinary shares that are issued pursuant to the merger. For Dutch tax purposes, a Freescale shareholder or NXP shareholder may include an individual or entity who does not have the legal title to the Freescale common shares or NXP ordinary shares, as the case may be, but to whom nevertheless the Freescale common shares or NXP ordinary shares are attributed based either on such individual or entity holding a beneficial interest in the Freescale common shares or NXP ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which Freescale common shares or NXP ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Freescale common shares or NXP ordinary shares, as the case may be.

Freescale shareholders or NXP shareholders should therefore consult their tax advisors regarding the tax consequences of (i) the exchange of shares pursuant to the merger and (ii) the ownership of NXP ordinary shares that are issued pursuant to the merger.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

This section does not describe the possible Dutch tax considerations or consequences that may be relevant to a Freescale shareholder or NXP shareholder who is an individual and for whom the income derived from the Freescale common shares or NXP ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands.

For purposes of this section, “Dutch taxes” means taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the Country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the Avoidance of Double Taxation.

Residents in the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following Freescale shareholders or NXP shareholders:

•

individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes, and who do not hold substantial interest shares (as defined below) in Freescale or NXP, which we refer to in this joint proxy statement/prospectus as “Dutch individuals;” and

•

entities that are subject to the Dutch Corporate Income Tax Act 1969, which we refer to in this joint proxy statement/prospectus as “CITA,” and are resident or deemed to be resident in the Netherlands for corporate income tax purposes, which we refer to in this joint proxy statement/prospectus as “Dutch corporate entities,” excluding:

•	entities that are in full or in part exempt from Dutch corporate income tax (such as qualifying pension funds);

•	Dutch corporate entities which are entitled to the participation exemption with respect to Freescale common shares or NXP ordinary shares on the basis of article 13 CITA; or

•	investment institutions (beleggingsinstelling) as defined in article 6a or article 28 CITA.

“Substantial interest shares” are shares that represent a (fictitious) substantial interest in a company.

Generally, a shareholder has a substantial interest (aanmerkelijk belang) in a company if such shareholder, alone or together with his partner, directly or indirectly:

•

owns, or holds certain rights on, shares representing 5% or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company;

•

holds rights to acquire shares, whether or not already issued, representing 5% or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; or

•	owns, or holds certain rights on, profit participating certificates that relate to 5% or more of the annual profit of the company or to 5% or more of the liquidation proceeds of the company.

A shareholder will also have a substantial interest if his partner or one of certain relatives of the shareholder or of his partner has a substantial interest.

Generally, a shareholder has a fictitious substantial interest (fictief aanmerkelijk belang) in a company if, without having an actual substantial interest in this company:

•	an enterprise has been contributed to the company in exchange for shares on an elective non-recognition basis;

•	the shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the disposing shareholder had a substantial interest in the company;

•

the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the shareholder prior to this transaction had a substantial interest in an entity that was party thereto; or

•	the shares held by the shareholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon dequalification of these shares.

Non-residents in the Netherlands

For purposes of this section, a reference to a “non-resident Freescale shareholder” or a “non-resident NXP shareholder” will exclusively apply to one of the four bullets below:

•

a Freescale shareholder or NXP shareholder who derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a Freescale shareholder or NXP shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Freescale common shares or NXP ordinary shares are attributable;

•

a Freescale shareholder or NXP shareholder who is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Freescale common shares or NXP ordinary shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

•

a Freescale shareholder or NXP shareholder who is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise (other than by way of the holding of securities), which enterprise is effectively managed in the Netherlands; or

•

a Freescale shareholder or NXP shareholder who is an individual and is entitled to a share in the profits of an enterprise (other than by way of securities), which enterprise is effectively managed in the Netherlands and to which the Freescale common shares or NXP ordinary shares are attributable.

Dividend Withholding Tax in Connection with Implementation of the Merger

A Freescale shareholder will not be subject to Dutch dividend withholding tax with respect to (i) the exchange of Freescale common shares for NXP ordinary shares pursuant to the merger and (ii) the payment of cash corresponding to the cash portion of the merger consideration plus the proceeds of the sale of a holder’s fractional entitlement to NXP ordinary shares.

Taxes on Income and Capital Gains in Connection with the Implementation of the Merger

Dutch Individuals Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities

Dutch individuals are generally subject to income tax at statutory progressive rates with a maximum of 52% (2015) with respect to any benefits derived or deemed to be derived from Dutch enterprise Freescale common shares (as defined below), including any capital gains realized on the disposal thereof. Roll-over relief will not be available with respect to any capital gain realized.

“Dutch enterprise Freescale common shares” are Freescale common shares that qualify as Dutch enterprise shares.

“Dutch enterprise shares” are shares or any right to derive benefits from shares:

•

which are attributable to an enterprise from which a Dutch individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder); or

•

of which the benefits are taxable in the hands of a Dutch individual as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) including, without limitation, activities which are beyond the scope of active portfolio investment activities.

Dutch Individuals not Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities or Having a (Fictitious) Substantial Interest

Generally, a Dutch individual who owns Freescale common shares, excluding Dutch enterprise Freescale common shares, will be subject annually to an income tax imposed on a fictitious yield on such Freescale common shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, including any actual capital gain or loss realized upon the exchange of Freescale common shares for NXP ordinary shares and any cash, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under this regime is set at a fixed amount. The fixed amount equals 4% of the Dutch individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (January 1), insofar as the Dutch individual’s yield basis exceeds a certain threshold (heffingsvrij vermogen). The Dutch individual’s yield basis is determined as the fair market value of certain qualifying assets reduced by certain qualifying liabilities held by such individual. The fair market value of the Freescale common shares (for listed shares such value is equal to the closing price of such shares at the last trading day in the preceding calendar year) forms part of the yield basis of the Dutch individual owning such shares. The tax rate under the regime for savings and investments is a flat rate of 30% (2015).

Dutch Corporate Entities

Dutch corporate entities are generally subject to corporate income tax at statutory rates up to 25% (2015) with respect to any benefits derived or deemed to be derived from Freescale common shares, including any actual capital gain or loss realized upon the exchange of Freescale common shares for NXP ordinary shares and any cash. Roll-over relief will not be available with respect to any capital gain realized.

Non-residents in the Netherlands

Non-resident Freescale shareholders will be subject to Dutch taxes on any actual capital gain or loss realized upon the exchange of Freescale common shares for NXP ordinary shares and any cash. Roll-over relief will not be available with respect to any capital gain realized.

Other Taxes and Duties in Connection with the Implementation of the Merger

No other Dutch taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Freescale shareholder by reason only of the exchange of Freescale common shares for NXP ordinary shares, or the delivery of NXP ordinary shares.

Taxes on Income and Capital Gains from the Ownership and Disposition of NXP Ordinary Shares after Implementation of the Merger

Dutch Individuals Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities

Dutch individuals are generally subject to income tax at statutory progressive rates with a maximum of 52% (2015) with respect to any benefits derived or deemed to be derived from Dutch enterprise NXP ordinary shares (as defined below), including any dividends received from and capital gains realized on the disposal thereof.

“Dutch enterprise NXP ordinary shares” are NXP ordinary shares that qualify as Dutch enterprise shares (as defined above).

Dutch Individuals not Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities or Having a (Fictitious) Substantial Interest

Generally, a Dutch individual who owns NXP ordinary shares, excluding Dutch enterprise NXP ordinary shares, will be subject annually to an income tax imposed on a fictitious yield on such NXP ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen), as described above.

Dutch Corporate Entities

Dutch corporate entities are generally subject to corporate income tax at statutory rates up to 25% (2015) with respect to any benefits derived or deemed to be derived from (including any dividends received from and capital gains realized on the disposal of) NXP ordinary shares.

Non-residents in the Netherlands

Non-resident NXP shareholders will be subject to Dutch taxes on any benefits derived or deemed to be derived from (including any dividends received from and capital gains realized on the disposal of) NXP ordinary shares.

Dividend Withholding Tax

An NXP shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by NXP. Generally, NXP is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the NXP shareholder.

Dividends distributed by NXP include, but are not limited to:

•	distributions of profits in cash or in kind, whatever they be named or in whatever form;

•

proceeds from the liquidation of NXP, or proceeds from the repurchase of NXP ordinary shares by NXP, in excess of the average paid-in capital per share recognized for Dutch dividend withholding tax purposes, unless such repurchase is made for temporary investment purposes;

•

the par value of NXP ordinary shares issued to an NXP shareholder or an increase in the par value of NXP ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, that is:

•	not recognized for Dutch dividend withholding tax purposes, or

•	recognized for Dutch dividend withholding tax purposes, to the extent that NXP has “net profits” (zuivere winst), unless

•	the general meeting of NXP shareholders has resolved in advance to make such repayment, and

•	the par value of the NXP ordinary shares concerned has been reduced with an equal amount by way of an amendment to the articles of association of NXP.

The term “net profits” includes anticipated profits that have yet to be realized.

If an NXP shareholder is resident or deemed to be resident in the Netherlands, such NXP shareholder is generally entitled to an exemption or a full credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax.

If an NXP shareholder is resident in a country other than the Netherlands, exemptions from, reduction in or refunds of, dividend withholding tax may be available pursuant to Dutch domestic law or treaties for avoidance of double taxation.

An NXP shareholder who is resident in the U.S., which we refer to in this joint proxy statement/prospectus as a “U.S. NXP shareholder,” and is entitled to the benefits of the 1992 double tax treaty entered into by the U.S. and the Netherlands, as amended most recently by the Protocol signed on March 8, 2004, which we refer to in this joint proxy statement/prospectus as the “US-NL treaty,” will be entitled to a reduction in the Dutch withholding tax by way of an exemption or refund if the U.S. NXP shareholder is an exempt pension trust as described in article 35 of the US-NL treaty, or an exempt organization as described in article 36 of the US-NL treaty, the U.S. NXP shareholder will be exempt from Dutch dividend withholding tax.

Such U.S. NXP shareholders may claim (i) an exemption at source, or (ii) a refund, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:

•	if the U.S. NXP shareholder is an exempt pension trust as described in article 35 of the US-NL treaty: Form IB 96 USA; or

•	if the U.S. NXP shareholder is an exempt organization as described in article 36 of the US-NL treaty: Form IB 95 USA.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by NXP is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Gift Tax and Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of NXP ordinary shares by, or inheritance of NXP ordinary shares on the death of, an NXP shareholder, except if:

•	at the time of the gift or death of the NXP shareholder, the NXP shareholder is resident, or is deemed to be resident, in the Netherlands;

•

the NXP shareholder passes away within 180 days after the date of the gift of the NXP ordinary shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident in the Netherlands; or

•	the gift of the NXP ordinary shares is made under a condition precedent and the NXP shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No other Dutch taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of an NXP shareholder by reason only of the purchase, ownership and disposal of the NXP ordinary shares.

Residency

An NXP shareholder will not become resident, or deemed resident in the Netherlands for tax purposes by reason only of holding NXP ordinary shares.

Certain Bermuda Tax Consequences of the Merger

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Freescale or by shareholders in respect of the Freescale common shares. As a result, other than for persons ordinarily resident in Bermuda there are no current Bermuda taxation implications resulting from the merger or the transactions contemplated by the merger agreement.

Freescale has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the tax will not until March 31, 2035, be applicable to Freescale or to any of Freescale’s operations or to Freescale’s shares or other obligations except in so far as the tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Freescale in respect of real property or leasehold interests in Bermuda held by Freescale. Consequently, other than for persons ordinarily resident in Bermuda, there are no future Bermuda taxation implications for holders of Freescale common shares resulting from the merger or the transactions contemplated by the merger agreement.

In respect of persons ordinarily resident in Bermuda, inheritance tax liabilities may arise on death if their Freescale common shares or the shares resulting from the completion of the merger form part of their estate.

Accounting Treatment of the Merger

NXP prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with NXP being considered the acquirer of Freescale for accounting purposes. This means that NXP will allocate the purchase price to the fair value of Freescale’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Approvals Required to Complete the Merger

NXP and Freescale have each agreed to use their reasonable best efforts to obtain all antitrust approvals required to complete the merger. The following is a summary of the regulatory approvals required for completion of the merger. There can be no assurance, however, if and when any of the approvals required to be obtained for the transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

United States Antitrust Approval

Under the HSR Act, NXP and Freescale cannot complete the merger until NXP and Freescale have notified the Antitrust Division of the U.S. Department of Justice, which we refer to in this joint proxy statement/prospectus as the “DOJ,” and the FTC of the merger and furnished them with certain information and materials relating to the merger and the applicable waiting period has terminated or expired. The termination or expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act. NXP and Freescale filed the required notifications with the DOJ and the FTC on April 30, 2015.

European Competition Authorities

Both NXP and Freescale operate in the European Union. The EU Merger Regulation requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide and European Union sales exceeding specified thresholds. The parties filed a draft notification of the merger with the European Commission on April 9, 2015 and intend to file a formal notification at a later date. The European Commission has an initial period of 25 working days after receipt of the formal notification to issue its decision, which we refer to in this joint proxy statement/prospectus as “Phase I.” The European Commission may extend this Phase I period to 35 working days if, within the first 20 working days after submission of the notification, the parties propose remedies to address any competition concerns identified by the European Commission. The European Commission may open an extended investigation, which extends Phase I by up to 90 working days, and can be extended to 105 working days if remedies are offered after the 55th working day and may be extended by 20 working days by request of the parties or by the European Commission with consent of the parties to a maximum of 125 working days. The merger cannot be completed until after the European Commission has issued its clearance decision.

The Ministry of Commerce of the People’s Republic of China

Under the Chinese Anti-Monopoly Law of 2008, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by MOFCOM. NXP and Freescale have sufficient revenues in China to exceed the statutory thresholds, and completion of the merger is therefore conditioned upon MOFCOM approval. NXP and Freescale filed the required materials with MOFCOM on April 3, 2015. MOFCOM formally accepted the parties’ notification materials, and Phase I of the review process started on May 15, 2015.

Other Jurisdictions

NXP and Freescale derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required. The merger cannot be completed until after the applicable waiting periods have expired or been terminated or the relevant approvals have been obtained under the antitrust and competition laws of South Korea, Japan, Taiwan and Mexico. NXP and Freescale intend to file the required notifications or other materials with the antitrust authorities in these jurisdictions at the appropriate time.

Treatment of Freescale Equity Awards

At the effective time, each outstanding Freescale stock option (whether vested or unvested) will be assumed and converted into an option to purchase NXP ordinary shares. Such converted stock options will have the same vesting schedule as the Freescale stock options and otherwise will have the same terms and conditions as the Freescale stock options.

At the effective time, the unvested Freescale restricted share units outstanding immediately prior to the effective time will be converted into NXP restricted share units. Such converted restricted share units will have the same vesting schedule as the Freescale restricted share units and otherwise will have the same terms and conditions as the Freescale restricted share units.

At the effective time, the unvested Freescale performance-based restricted share units outstanding immediately prior to the effective time will be converted into NXP restricted share units. Such converted performance-based restricted share units will have the same time-based vesting schedule as Freescale performance-based restricted share units and otherwise will have the same terms and conditions as were applicable to the Freescale performance-based restricted share units. The level of performance achieved with respect to the Freescale performance-based restricted share units will be determined prior to the effective time.

See the section entitled “The Merger Agreement—Treatment of Freescale Equity Awards” for a detailed discussion of the treatment of Freescale equity awards in connection with the merger.

Dividend Policy

NXP has never declared or paid cash dividends on NXP ordinary shares. The payment of dividends in the future will be at the discretion of the NXP board and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the NXP board may deem to be relevant. Under the merger agreement, prior to the effective time, except with the prior written consent of NXP, Freescale may not declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) on any Freescale common shares or other share capital of Freescale.

Listing of NXP Ordinary Shares; Delisting of Freescale Common Shares

It is a condition to the completion of the merger that the NXP ordinary shares issuable in the merger be authorized for listing on NASDAQ upon official notice of issuance. As a result of the merger, Freescale common shares currently listed on the NYSE will cease to be listed on the NYSE.

Dissenters’ Rights of Appraisal

The holders of NXP ordinary shares, under Dutch law, are not entitled to any appraisal or dissenters’ rights with respect to the merger or any of the other transactions contemplated by the merger agreement.

Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. The Freescale board considers the fair value for each Freescale common share to be the merger consideration ($6.25 in cash, without interest, plus 0.3521 of an NXP ordinary share). Based on the closing price of NXP ordinary shares on February 27, 2015, the last trading day before the public announcement of the merger, the merger consideration was equal to $36.14.

Any Freescale shareholder of record who is not satisfied that it has been offered fair value for its Freescale shares and whose shares are not voted in favor of the merger agreement and the merger may exercise its appraisal rights under the Companies Act to have the fair value of its Freescale shares appraised by the Supreme Court of Bermuda, which we refer to in this joint proxy statement/prospectus as the “Bermuda Court.” Persons owning beneficial interests in Freescale shares but who are not shareholders of record should note that only persons who are shareholders of record are entitled to make an application for appraisal. Any Freescale shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its Freescale shares with the Bermuda Court within ONE MONTH after the date the notice convening the Freescale special meeting is deemed to have been received. The notice delivered with this joint proxy statement/prospectus constitutes this notice of meeting. There are no statutory rules or published decisions of the Bermuda Court prescribing the operation of the provisions of the Companies Act governing appraisal rights that are set forth in Section 106 of the Companies Act or the process of appraisal by the Bermuda Court and the Bermuda Court retains discretion as to the precise methodology that it would adopt when determining the fair value of shares in an appraisal application under the Companies Act.

If a Freescale shareholder votes in favor of the merger agreement and the merger at the Freescale special meeting, such shareholder will have no right to apply to the Bermuda Court to appraise the fair value of its shares, and instead, if the merger is completed, and as discussed in the section entitled “The Merger Agreement—Effects of the Merger; Conversion of Freescale Common Shares,” each Freescale common share held by such shareholder will be converted into the right to receive the merger consideration. Voting against the merger, or not voting, will not in itself satisfy the requirements for exercise of a Freescale shareholder’s right to apply for appraisal of the fair value of its Freescale shares under Bermuda law.

In any case where a registered holder of Freescale shares has made an appraisal application, which shareholder is referred to as a “dissenting shareholder,” in respect of the Freescale shares held by such dissenting shareholder, which are referred to as “dissenting shares,” and the merger has been made effective under Bermuda law before the Bermuda Court’s appraisal of the fair value of such dissenting shares then, if the fair value of the dissenting shares is later appraised by the Bermuda Court, such dissenting shareholder will be paid the difference between the amount paid to him and the value appraised by the Bermuda Court within one month of the Bermuda Court’s appraisal.

In any case where the value of the dissenting shares held by a dissenting shareholder is appraised by the Bermuda Court before the merger has been made effective under Bermuda law, then Freescale will be required to pay the dissenting shareholder within one month of the Bermuda Court’s appraisal an amount equal to the value of the dissenting shares appraised by the Bermuda Court, unless the merger is terminated under the terms of the merger agreement.

The payment to a Freescale shareholder of the fair value of its Freescale shares as appraised by the Bermuda Court could be equal to or more than the value of the merger consideration that the Freescale shareholder would have received in the merger if such Freescale shareholder had not exercised its appraisal rights in relation to its Freescale shares.

A Freescale shareholder who has exercised appraisal rights has no right of appeal from an appraisal made by the Bermuda Court. The responsibility for costs of any application to the Bermuda Court under Section 106 of the Companies Act will be in the Bermuda Court’s discretion.

The relevant portions of Section 106 of the Companies Act are as follows:

“106 (6) Any shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company will be entitled either—

(a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b) to terminate the amalgamation or merger in accordance with subsection (7).

(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded before the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated or surviving company will pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C) No appeal will lie from an appraisal by the Court under this section.

(6D) The costs of any application to the Court under this section will be in the discretion of the Court.

(7) An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.”

Litigation Related to the Merger

As of the date of this joint proxy statement/prospectus, a shareholder lawsuit challenging the merger has been filed in the United States District Court for the Western District of Texas, Austin Division: Eric Lawson v. Freescale Semiconductor, Ltd., et al. (Civil Action No. 1:15-cv-360), filed on May 4, 2015. The lawsuit names Freescale, Freescale’s directors, the sponsor shareholder, NXP and Merger Sub as defendants and is brought by a purported holder of Freescale common shares, individually and on behalf of a putative class of Freescale shareholders. The lawsuit alleges, among other things, that the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, as initially filed with the SEC on April 2, 2015, is materially misleading and omits material facts that are necessary to render it non-misleading and Freescale’s directors failed to act in good faith and intentionally failed to fully disclose all material information necessary for Freescale shareholders to cast an informed shareholder vote on the merger and breached their fiduciary duties to Freescale shareholders. The lawsuit further alleges that the sponsor shareholder, NXP and Merger Sub aided and abetted Freescale’s directors in the breach of their fiduciary duties. The lawsuit seeks, among other things, (i) injunctive relief enjoining the merger unless and until Freescale discloses all material information regarding the merger, (ii) in the event that the merger is completed, rescission or an award of rescissory damages, (iii) an accounting of all damages suffered by Freescale shareholders as a result of the wrongdoing by Freescale’s directors and (iv) an award of plaintiffs’ costs and disbursements, including fees and expenses of attorneys and experts.

Freescale, NXP, the sponsor shareholder, Merger Sub and the Freescale board believe that the lawsuit is without merit.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. NXP and Freescale encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the transactions contemplated therein as it is the legal document governing such transactions, including the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and is not intended to provide any factual information about NXP or Freescale. The representations, warranties and covenants made in the merger agreement by NXP, Freescale and Merger Sub are qualified and subject to important limitations agreed to by NXP, Freescale and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to shareholders or applicable to reports and documents filed with the SEC, and are qualified by certain information each of NXP and Freescale filed with the SEC following January 1, 2012 and by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the effective time or the termination of the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures by NXP or Freescale. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

The Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with the applicable provisions of the Companies Act, at the effective time, Merger Sub will merge with and into Freescale, the separate corporate existence of Merger Sub will cease and Freescale will continue as the surviving company and as a wholly-owned indirect subsidiary of NXP.

Effective Time

The completion of the merger will occur on a date to be mutually agreed by the parties, which will be no later than three business days following the date upon which all conditions to the completion of the merger have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the completion of the merger, but subject to the satisfaction or waiver of those conditions at the completion of the merger), or at such other date and time as the parties may agree in writing. However, if the marketing period (as defined below) has not ended at the time of the satisfaction or waiver of the conditions to the completion of the merger (other than those conditions that by their terms are to be satisfied at the completion of the merger, but subject to the satisfaction or waiver of those conditions at the completion of the merger), the completion of the merger will occur on the earlier of (i) a date during the marketing period specified by NXP in writing on no fewer than three business days’ notice to Freescale (which may be conditioned upon the simultaneous completion of the debt financing) and (ii) the third business day immediately following the last day of the marketing period.

On or prior to the closing date, the parties will execute a statutory merger agreement (in the form attached to the merger agreement), cause an application for registration of the surviving company to be filed with the Registrar and cause such application to include a request that the Registrar issue a certificate of merger with respect to the merger. The merger will become effective at the time such certificate of merger is issued.

For purposes of the merger agreement, “marketing period” means the first period of 15 consecutive business days throughout and at the end of which (i) the mutual conditions to the parties’ obligations to complete the merger and the conditions to the obligations of NXP and Merger Sub to effect the merger are satisfied (except for those conditions that by their nature are to be satisfied at the completion of the merger) and (ii) NXP has been provided by Freescale (a) the audited consolidated balance sheets and related statements of income and cash flows of Freescale for the three most recently completed fiscal years ended at least ninety days prior to the closing date and (b) unaudited consolidated balance sheets and related statements of income and cash flows of Freescale for each subsequent fiscal quarter ended at least 45 days prior to the closing date (but, excluding the fourth quarter of any fiscal year) (we refer to the information described in the foregoing clauses (a) and (b) collectively in this joint proxy statement/prospectus as the “required financing information”); subject to the following:

•

(i) such 15 consecutive business day period (x) will either end on or prior to August 14, 2015 or, if such period has not ended on or prior to August 14, 2015, then it will commence no earlier than September 8, 2015 and (y) will either end on or prior to December 17, 2015 or, if such period has not ended on or prior to December 17, 2015, then it will commence no earlier than January 4, 2016 and (ii) none of November 25, 2015 and November 27, 2015 will be considered a business day for purposes of such period;

•

the marketing period will not commence if prior to the completion of the marketing period, (I) KPMG LLP has withdrawn its audit opinion with respect to any of the financial statements contained in the required financing information, (II) the financial statements included in the required financing information that is available to NXP on the first day of any such 15 consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 15 consecutive business day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such 15 consecutive business day period or (III) Freescale has announced its intention to restate any historical financial statements of Freescale included in the required financing information; and

•

the marketing period will end on any earlier date on which the full proceeds under the financing to be provided to NXP are made available to NXP to complete the transactions contemplated by the merger agreement.

Conditions to the Completion of the Merger

The obligations of NXP, Merger Sub and Freescale to complete the merger are subject to the satisfaction (or waiver by the parties, if permissible under applicable law) of the following conditions:

•	receipt of the Freescale shareholder approval;

•	receipt of the NXP shareholder approval;

•	the governmental prohibitions condition;

•	the antitrust approvals condition;

•

the SEC has declared the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened in writing by the SEC that have not been withdrawn; and

•	the NXP ordinary shares issuable in the merger have been authorized for listing on NASDAQ upon official notice of issuance.

In addition, each of NXP’s, Merger Sub’s and Freescale’s obligations to complete the merger are subject to the satisfaction (or waiver by such party) of the following additional conditions (for purposes of the following, NXP and Merger Sub collectively are referred to as a “party”):

•

certain representations and warranties of the other party relating to its capitalization being true and correct (except for de minimis inaccuracies) as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be so true and correct only as of such particular date or with respect to such specific period);

•

each of the representations and warranties of the other party relating to its organization; ownership of equity interests in its subsidiaries; authorization, validity of agreement and necessary action; brokers or finders; and voting requirement being true and correct in all material respects as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be so true and correct in all material respects only as of such particular date or with respect to such specific period);

•

the representations and warranties of the other party relating to the absence of a material adverse effect since December 31, 2014 through the date of the merger agreement being true and correct as of the date of the merger agreement and as of the closing date (disregarding clause (b) of such other party’s definition of “material adverse effect” described below);

•

each of the representations and warranties of the other party, other than those specifically identified in the three immediately preceding bullets, being true and correct as of the date of the merger agreement and as of the closing date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty will be true and correct only as of such particular date or with respect to such specific period), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or similar qualifications as set forth in such representations or warranties) would not, either individually or in the aggregate, have a material adverse effect;

•

the other party having performed in all material respects its obligations under the merger agreement required to be performed by it at or prior to the completion of the merger (including the deliverables required to be filed with the Registrar in accordance with Sections 104(H) and 108(2) of the Companies Act);

•

each party having received a certificate dated as of the closing date signed by an authorized officer of the other party to the effect that, to the knowledge of such officer, the conditions described under the immediately preceding five bullets (applicable to such other party) have been satisfied; and

•	the absence of any material adverse effect on the other party since the date of the merger agreement (disregarding clause (b) of the definition of “material adverse effect” described below).

NXP’s and Merger Sub’s obligations to complete the merger are further subject to the satisfaction (or waiver by NXP and Merger Sub) that NXP receives written resignations of the directors of Freescale effective as of the effective time.

Neither party may rely, either as a basis for not completing the merger or the other transactions contemplated by the merger agreement or terminating the merger agreement and abandoning the merger and the other transactions contemplated thereby, on the failure of any condition set forth in the above bullets to be satisfied, if such failure was caused by a material breach of the merger agreement by such party.

For purposes of the merger agreement, a “material adverse effect” with respect to a party means any event, circumstance, change, occurrence, development or effect that has a material adverse change in, or material adverse effect on, (a) the business, assets, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (b) the ability of such party to complete the transactions contemplated by the merger agreement before the termination date, except that, for purposes of clause (a), a “material adverse effect” will not include any event, circumstance, change, occurrence, development or effect resulting from or arising in connection with:

•	conditions generally affecting the industries and markets in which such party and its subsidiaries operate;

•	general economic, political or financial or securities market conditions;

•

the execution of the merger agreement, the announcement of the merger agreement or the pendency or completion of the transactions contemplated by the merger agreement (including the announcement of the execution of the merger agreement or the pendency or completion of the transactions contemplated thereby, including any resulting loss or departure of officers or other employees of such party or any of its subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in such party’s or any of its subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners) (except that the exception described in this bullet will not apply to the representations and warranties made by such party relating to certain conflicts, consents and approvals to the extent that the execution and delivery of the merger agreement, the performance of the merger agreement or the completion of the transactions contemplated thereby by such party would result in a breach or inaccuracy of any of these representations and warranties);

•	natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events;

•	changes after the date of the merger agreement in GAAP, in the interpretation of GAAP, or in the accounting rules and regulations of the SEC;

•	any other action taken at the written request of the other party;

•

any action brought or threatened by shareholders of either NXP or Freescale (whether on behalf of Freescale, NXP or otherwise) asserting allegations of breach of fiduciary duty relating to the merger agreement or violations of securities laws in connection with this joint proxy statement/prospectus and each other document required to be filed by either NXP or Freescale with the SEC or required to be distributed or otherwise disseminated to their respective shareholders in connection with the transactions contemplated by the merger agreement;

•	any changes after the date of the merger agreement in law; or

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any decrease or decline in the market price or trading volume of the Freescale common shares (in the case of Freescale) or NXP ordinary shares (in the case of NXP) or any failure by such party to meet any projections, forecasts or revenue or earnings predictions of it or of any securities analysts (except that, in the case of this bullet, the underlying cause of any such decrease or decline may be taken into account in determining whether a “material adverse effect” has occurred), except, in the case of the first, second, fourth, fifth and eighth bullets above, to the extent that such event, circumstance, change, occurrence, development or effect disproportionately affects such party and its subsidiaries, taken as a whole, relative to other persons engaged in the same industries and geographies in which such party operates, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, such disproportionate effect may be taken into account in determining whether a “material adverse effect” has occurred.

Efforts to Obtain Required Shareholder Approvals

Each of NXP and Freescale will, as soon as practicable following the date of the merger agreement (but no later than 45 days following the SEC’s declaration of the effectiveness of the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part), take all action necessary to call, give notice of, convene and hold a meeting of its shareholders, for the purpose of obtaining the Freescale shareholder approval

(in the case of Freescale) and the NXP shareholder approval (in the case of NXP). Unless the merger agreement has been terminated pursuant to its terms, each party’s obligation under the provision described in this paragraph will not be affected by the commencement, public proposal, public disclosure or communication to Freescale of any Freescale acquisition proposal or to NXP of any NXP acquisition proposal, by the Freescale board effecting any change of Freescale recommendation or by the NXP board effecting a change of NXP recommendation.

No Solicitation by Freescale of Freescale Acquisition Proposals

Except as described below, Freescale and its subsidiaries will not, and will use their reasonable best efforts to cause their respective officers, directors, employees and other representatives not to, directly or indirectly:

•	initiate, solicit, or knowingly take any action to facilitate or encourage, or participate or engage in any negotiations, inquiries or discussions with respect to any Freescale acquisition proposal;

•

in connection with any potential Freescale acquisition proposal, disclose or furnish any nonpublic information or data to any person concerning Freescale’s business or properties or afford any person other than NXP or its representatives access to its properties, books, or records, except as required by law or pursuant to a governmental request for information;

•	enter into or execute, or propose to enter into or execute, any agreement relating to a Freescale acquisition proposal; or

•	approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of any Freescale acquisition proposal.

Freescale will, and will direct its representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the date of the merger agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, a Freescale acquisition proposal.

Except as described below, unless and until the merger agreement has been terminated in accordance with its terms, neither the Freescale board nor any committee thereof will, directly or indirectly:

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(i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to NXP or Merger Sub, the approval or recommendation or declaration of advisability by the Freescale board or any such committee thereof of the merger, or (ii) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Freescale acquisition proposal (we refer to any action described in the foregoing clause (i) or (ii) in this joint proxy statement/prospectus as a “change of Freescale recommendation”); or

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approve or recommend, or publicly propose to approve or recommend, or allow Freescale to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (x) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Freescale acquisition proposal or (y) requiring it to abandon, terminate, or fail to complete the merger or any other transaction contemplated by the merger agreement.

In the event that Freescale receives a Freescale acquisition proposal that has not been solicited in violation of the merger agreement, Freescale and the Freescale board may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any person or persons (but only after any such person enters into a customary confidentiality agreement with Freescale which may not provide for an exclusive right to negotiate with Freescale and may not restrict Freescale from complying with its obligations described in this paragraph) making such Freescale acquisition proposal and their respective representatives and potential sources of financing, if prior to the receipt of the Freescale shareholder approval (i) the Freescale board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such person or persons have submitted to Freescale a Freescale acquisition proposal that is, or would reasonably be expected to lead to, a Freescale superior proposal and (ii) the Freescale board determines in good faith, after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations or furnish such information, would reasonably be expected to be inconsistent with the fiduciary duties of Freescale’s directors under applicable law. However, the foregoing will not permit the Freescale board to make a change of Freescale recommendation except as permitted by the immediately succeeding paragraph.

Prior to the Freescale special meeting, the Freescale board may, if the Freescale board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of Freescale’s directors under applicable law, make a change of Freescale recommendation, including to approve or recommend a Freescale superior proposal, if:

•	Freescale notifies NXP that it intends to take such action, which notice must specify the reasons for taking such action and, if applicable, the material terms and conditions of such proposal; and

•

NXP will not have proposed, within three business days after receipt of such notice from Freescale, to amend the merger agreement to provide for terms which the Freescale board determines in good faith, after consultation with its outside legal counsel and financial advisors, (x) to cause the Freescale superior proposal to no longer constitute a Freescale superior proposal, if applicable, or (y) if the proposed change of Freescale recommendation is not in response to a Freescale superior proposal, that the failure to make a change of Freescale recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of Freescale’s directors under applicable law.

Freescale will, as promptly as reasonably practicable (and in any event within two days after receipt) notify NXP of the receipt by Freescale of any Freescale acquisition proposal. Freescale will notify NXP, in writing, of any decision of the Freescale board as to whether to consider any Freescale acquisition proposal or to enter into discussions or negotiations concerning any Freescale acquisition proposal or to provide non-public information with respect to Freescale to any person, which notice will be given as promptly as practicable after such determination is reached (and in any event no later than 24 hours after such determination is reached). Freescale will:

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provide NXP with written notice setting forth all such information as is reasonably necessary to keep NXP informed in all material respects of the status and material terms of any such Freescale acquisition proposal and of any material amendments thereto (including any negotiations);

•

keep NXP informed as promptly as practicable with respect to any changes to the material terms of a Freescale acquisition proposal submitted to Freescale (and in any event within 48 hours following any such changes), including by providing a copy of all written proposals relating to any Freescale acquisition proposal;

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promptly (and in any event within 48 hours) following the provision of any non-public information of Freescale to any such person, provide such information to NXP (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to NXP; and

•

promptly (and in any event within 24 hours of such determination) notify NXP of any determination by the Freescale board that such Freescale acquisition proposal constitutes a Freescale superior proposal.

For purposes of the merger agreement, “Freescale acquisition proposal” means, any offer or proposal made by any person or persons other than NXP, Merger Sub or any controlled affiliate thereof to acquire, other than in the transactions contemplated by the merger agreement:

•

beneficial ownership of securities (or options, rights to purchase or securities convertible into such securities) representing 15% or more of the issued and outstanding Freescale common shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving Freescale; or

•	15% or more of the assets (including the share capital of the subsidiaries of Freescale) of Freescale and its subsidiaries, taken as a whole.

For purposes of the merger agreement, “Freescale superior proposal” means any Freescale acquisition proposal (substituting the term “100%” for the term “15%” in the instance in the first bullet in the immediately preceding paragraph where such term appears therein and substituting the term “all or substantially all” for the term “15% or more”) that the Freescale board determines, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Freescale acquisition proposal (including any termination or break-up fees and conditions to completion) and the likelihood and timing of completion (as compared to the transactions contemplated by the merger agreement), and after taking into account all financial, legal, regulatory, and other aspects of such Freescale acquisition proposal, to be more favorable from a financial point of view to Freescale and its shareholders than the transactions contemplated by the merger agreement.

Nothing contained in the merger agreement will prohibit the Freescale board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to its shareholders that it determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable law, except that the foregoing will not permit the Freescale board to make a change of Freescale recommendation except as permitted by the merger agreement.

NXP’s Obligations with respect to NXP Acquisition Proposals

Except as described below, unless and until the merger agreement has been terminated in accordance with its terms, neither the NXP board, nor any committee thereof, nor the board of directors of Merger Sub nor any committee thereof will, directly or indirectly:

•

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Freescale, the approval or recommendation or declaration of advisability by the NXP board or the board of directors of Merger Sub, or any such committee thereof, of the merger and the other transactions contemplated by the merger agreement (we refer to any such action in this joint proxy statement/prospectus as a “change of NXP recommendation”); or

•

approve or recommend, or publicly propose to approve or recommend, or allow NXP or Merger Sub to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding requiring it to abandon, terminate, or fail to complete the merger or any other transaction contemplated by the merger agreement.

Prior to the NXP special meeting, the NXP board may, if the NXP board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of NXP’s directors under applicable law, make a change of NXP recommendation, including to approve an NXP superior proposal, if:

•

NXP does not take any such action until three business days after NXP notifies Freescale in writing that it intends to take such action, which notice must specify the reasons for taking such action and the material terms and conditions of such proposal; and

•	NXP has complied with its obligations set forth in the immediately succeeding paragraph.

NXP will, as promptly as reasonably practicable (and in any event within two days after receipt) notify Freescale of the receipt by NXP of any NXP acquisition proposal. NXP will notify Freescale, in writing, of any decision of the NXP board as to whether to consider any NXP acquisition proposal or to enter into discussions or negotiations concerning any NXP acquisition proposal or to provide non-public information with respect to NXP or its subsidiaries to any person, which notice will be given as promptly as practicable after such determination is reached (and in any event no later than 24 hours after such determination is reached). NXP will:

•

provide Freescale with written notice setting forth all such information as is reasonably necessary to keep Freescale informed in all material respects of the status and material terms of any such NXP acquisition proposal and of any material amendments thereto;

•

keep Freescale informed as promptly as practicable with respect to any changes to the material terms of any NXP acquisition proposal submitted to NXP (and in any event within 48 hours following any such changes), including by providing a copy of all written proposals relating to any NXP acquisition proposal;

•

promptly (and in any event within 48 hours) following the provision of any non-public information of NXP to any such person, provide such information to Freescale (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to Freescale; and

•	promptly (and in any event within 24 hours of such determination) notify Freescale of any determination by the NXP board that such NXP acquisition proposal constitutes an NXP superior proposal.

For purposes of the merger agreement, “NXP acquisition proposal” means, any offer or proposal made by any person or persons other than Freescale or any controlled affiliate thereof (other than any transaction required in connection with the sale of the RF Power business) to acquire:

•

beneficial ownership of securities (or options, rights to purchase or securities convertible into such securities) representing 15% or more of the NXP ordinary shares and/or preferred shares of NXP pursuant to a merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction involving NXP; or

•	15% or more of the assets (including the share capital of the subsidiaries of NXP) of NXP and its subsidiaries, taken as a whole.

For purposes of the merger agreement, “NXP superior proposal” means any NXP acquisition proposal (substituting the term “100%” for the term “15%” in the instance in the first bullet in the immediately preceding paragraph where such term appears therein and substituting the term “all or substantially all” for the term “15% or more”) that the NXP board has determined, after consultation with its outside legal counsel and financial advisors, that the failure to approve such agreement and enter into such transaction would be inconsistent with the fiduciary duties of NXP’s directors under applicable law.

Nothing contained in the merger agreement will prohibit the NXP board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to its shareholders that it determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable law, except that the foregoing will not permit the NXP board to make a change of NXP recommendation except as permitted by the merger agreement.

Effects of the Merger; Conversion of Freescale Common Shares

Conversion of Shares and Merger Consideration

At the effective time, each Freescale common share issued and outstanding immediately prior to the effective time (excluding any shares held by Freescale in treasury or by NXP, Merger Sub or any other direct or indirect wholly-owned subsidiary of NXP, which shares will be cancelled and no consideration will be delivered with respect to such shares) will be converted into one surviving company share and each of the resulting surviving company shares will be automatically exchanged for the right to receive (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash, without interest.

NXP will not issue any fractional NXP ordinary shares in the merger. Instead, a Freescale shareholder who otherwise would have received a fraction of an NXP ordinary share (after aggregating all fractional NXP ordinary shares that otherwise would be received by such shareholder) will be entitled to receive, from the exchange agent (as defined below), compensation in accordance with either of the two options below (at the election of NXP):

•

a cash amount, without interest equal to the product of such fraction multiplied by the average trading prices of NXP ordinary shares reported on NASDAQ during the five consecutive trading days ending on the trading day immediately preceding the closing date; or

•

NXP will first issue to the exchange agent a number of NXP ordinary shares resulting from aggregating all fractional shares that shareholders would otherwise be entitled to (rounding down such aggregate to the nearest whole NXP ordinary share), which we refer to in this joint proxy statement/prospectus as the “excess shares,” which excess shares will be issued and paid up in accordance with the merger agreement and the exchange agent will then sell such shares at the prevailing prices on NASDAQ within five trading days after the closing date and such Freescale shareholders who otherwise would have received a fraction of an NXP ordinary share will receive its proportional interest in the aggregate proceeds from the sale of all excess shares, which will be calculated by multiplying the amount of the aggregate proceeds from the sale of all excess shares by a fraction the numerator of which is the amount of the fractional share interest to which such Freescale shareholder is entitled and the denominator of which is the number of excess shares.

At the effective time of the merger, each common share of Merger Sub will be converted into one surviving company share.

Exchange Process

Parent has appointed an exchange agent pursuant to the merger agreement, which we refer to in this joint proxy statement/prospectus as the “exchange agent.”

Promptly (and in any event within five business days) after the effective time, NXP will cause the exchange agent to mail to each Freescale shareholder who is entitled to receive the merger consideration a letter of transmittal and accompanying instructions for use. Upon receipt of an “agent’s message” by the exchange agent in connection with the transfer of a book entry share or surrender of a certificate for cancellation to the exchange agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such book entry share or certificate will be entitled to receive in exchange therefor, subject to any required withholding of taxes, the merger consideration together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement, in each case without interest, and the book entry share so transferred or certificate so surrendered will forthwith be cancelled.

If any certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and if required by NXP or the exchange agent, the posting by such person of a bond in such reasonable and customary amount as NXP or the exchange agent may so require, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the merger consideration together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement to which such person is entitled in respect of such certificate.

Sponsor Warrants

On May 7, 2015, the sponsor shareholder net exercised the warrants held by it pursuant to the Warrant Agreement, dated as of December 1, 2006, between Freescale and the sponsor shareholder, which we refer to in this joint proxy statement/prospectus as the “sponsor warrants.”

Appraisal Rights

Freescale shareholders who do not vote in favor of the merger and who otherwise follow the procedures set forth in section 106(6) of the Companies Act to have their shares appraised by the Bermuda Court, which we refer to in this joint proxy statement/prospectus as the “dissenting shareholders,” will only receive payment of the merger consideration from the exchange agent upon final determination by the Bermuda Court of the “fair value” of their shares. In the event that the “fair value” of such shares as appraised by the Bermuda Court is greater than the merger consideration, dissenting shareholders will be entitled to receive the difference between the merger consideration and the appraised fair value in cash from the surviving company within 30 days after the final determination by the Bermuda Court of the “fair value” of such shares. For a more complete description of the available appraisal rights, see the section entitled “The Merger—Dissenters’ Rights of Appraisal.”

Treatment of Freescale Equity Awards

At the effective time, each outstanding Freescale stock option (whether vested or unvested) will be assumed and converted into an option, which we refer to in this joint proxy statement/prospectus as a “converted stock option,” to purchase from NXP a number of NXP ordinary shares (rounded down to the nearest whole share) determined by multiplying the number of Freescale common shares underlying such stock option by the sum of (x) the exchange ratio plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($6.25) by the measurement price, at an exercise price per NXP ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the aggregate exercise price for the Freescale common shares underlying each Freescale stock option by (2) the aggregate number of NXP ordinary shares underlying the converted stock option. Such converted stock options will have the same vesting schedule as the Freescale stock options and otherwise will have the same terms and conditions as the Freescale stock options.

At the effective time, the unvested Freescale restricted share units outstanding immediately prior to the effective time will be converted into a number of restricted share units of NXP ordinary shares, which we refer to in this joint proxy statement/prospectus as the “converted RSUs,” determined by multiplying the number of Freescale common shares underlying such Freescale restricted share units by the sum of (x) the exchange ratio plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($6.25) by the measurement price. Such converted RSUs will have the same vesting schedule as the Freescale restricted share units and otherwise will have the same terms and conditions as the Freescale restricted share units.

At the effective time, the unvested Freescale performance-based restricted share units outstanding immediately prior to the effective time will be converted into a number of restricted share units of NXP ordinary shares, which we refer to in this joint proxy statement/prospectus as the “converted PRSUs” and, collectively with the converted stock options and the converted RSUs, the “converted equity awards,” determined by multiplying the number of Freescale common shares underlying such Freescale performance-based restricted share units by the sum of (x) the exchange ratio plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($6.25) by the measurement price. Such converted PRSUs will have the same time-based vesting schedule as Freescale performance-based restricted share units and otherwise will have the same terms and conditions as were applicable to the Freescale-based performance restricted share units. The level of performance achieved with respect to the Freescale performance-based restricted share units will be determined prior to the effective time.

For purposes of the merger agreement, “measurement price” means the volume weighted average trading price of NXP ordinary shares on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date.

NXP Capital Increase

Prior to the effective time, NXP will take or cause to be taken all such steps as may be required for NXP to issue the NXP ordinary shares, the converted stock options (and the NXP ordinary shares underlying such options), the converted RSUs (and the NXP ordinary shares underlying such units) and the converted PRSUs (and the NXP ordinary shares underlying such units) in respect of the merger.

Adjustments to Prevent Dilution

If at any time between the date of the merger agreement and the effective time, any change in the number of issued or outstanding Freescale common shares, NXP ordinary shares or preferred shares of NXP occurs as a result of a reclassification, share split (including a reverse share split), or combination, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or distribution of securities convertible into Freescale common shares, NXP ordinary shares or preferred shares of NXP) with a record date during such period, the amount of the merger consideration will be equitably adjusted to reflect such change.

Dividends and Distributions

Whenever a dividend or other distribution is declared or made after the date of the merger agreement with respect to NXP ordinary shares with a record date after the effective time, such declaration will include a dividend or other distribution in respect of all NXP ordinary shares issuable pursuant to the merger agreement as at that record date and not held by NXP pursuant to certain provisions regarding unclaimed merger consideration (for which shares, unpaid distributions will be paid by NXP in cash without interest to the applicable Freescale shareholders upon delivery of such shares).

Efforts to Complete the Merger

Except as described below with regard to antitrust laws, Freescale, NXP and Merger Sub will, and Freescale and NXP will cause their respective subsidiaries to, each use their reasonable best efforts to:

•

take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the transactions contemplated by the merger agreement as promptly as reasonably practicable;

•

obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders and send any notices, in each case, which are required to be obtained, made or sent by Freescale or NXP or any of their subsidiaries in connection with the authorization, execution and delivery of the merger agreement and the completion of the transactions contemplated by the merger agreement, except that in connection therewith none of Freescale or its subsidiaries will be required to (nor, without the prior written consent of NXP, will) make or agree to make any payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

•

as promptly as practicable, make all necessary filings and notifications, and thereafter make any other required submissions and applications, with respect to the merger agreement and the merger required under any applicable statute, law, rule or regulation; and

•	execute or deliver any additional instruments necessary to complete the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

Freescale and NXP will cooperate with each other in connection with the making of all such filings, submissions, applications and requests and use their reasonable best efforts to furnish to each other (on an outside counsel basis if appropriate) all information required for any filing, submission, application or request to be made pursuant to the rules and regulations of any applicable statute, law, rule or regulation in connection with the transactions contemplated by the merger agreement.

See the section entitled “The Merger—Regulatory Approvals Required to Complete the Merger” for a description of the material regulatory approvals required for the completion of the merger. In connection with such regulatory approvals, each of NXP, Merger Sub and Freescale will, among other matters:

•

make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable and within 60 days of the date of the merger agreement;

•

make all other filings contemplated by applicable antitrust laws of the European Union, China, South Korea, Japan, Taiwan, Mexico and Singapore with respect to the transactions contemplated by the merger agreement as promptly as practicable and submit the relevant notification forms, or a draft (if submission of a draft prior to formal notification is appropriate), within 60 days of the date of the merger agreement and if a party is not prepared to file any such submission or filing within such period, its senior executives will discuss the reasons for the failure to meet such submission or filing deadlines with the senior executives from the other party;

•

supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required under any of the applicable foreign antitrust laws described under the immediately preceding bullet;

•

consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the merger agreement in connection with proceedings under or relating to any applicable antitrust laws;

•

without limiting the immediately preceding bullet, (i) give each other reasonable advance notice of all meetings with any governmental entity relating to any antitrust laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) if practicable, give each other reasonable advance notice of all substantive oral communications with any governmental entity relating to any antitrust laws, (iv) if any governmental entity initiates a substantive oral communication regarding any antitrust laws, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental entity regarding any antitrust laws and (vi) provide each other with copies of all written communications to or from any governmental entity relating to any antitrust laws, in each case of clauses (i) through (vi) above, on an outside counsel basis if appropriate; and

•

use its reasonable best efforts, and cause each of its subsidiaries to use reasonable best efforts, to take any and all other actions necessary to obtain any consents, clearances or approvals required under or in connection with applicable antitrust laws and to enable all waiting periods under applicable antitrust laws to expire, and to avoid or eliminate each and every impediment under applicable antitrust laws asserted by any governmental entity, in each case, to cause the merger and the other transactions contemplated by the merger agreement to occur prior to the termination date.

Except as described below, NXP will have the right, in its sole discretion, to determine the nature and timing of any divestitures or other remedial undertakings made for the purpose of securing any required approvals under applicable antitrust laws.

NXP will, and will cause each of its subsidiaries, as applicable, to (i) sell, divest, license or otherwise dispose of either its or Freescale’s RF Power business and any other related assets to the extent necessary to make such RF Power business viable as owned by the purchaser, but excluding certain assets as specified in the merger agreement, (ii) take any other actions and accept any other restrictions on the activities of such RF Power business being sold, in each of the foregoing clauses (i) and (ii), sufficient to obtain approval or clearance of the transactions contemplated by the merger agreement by the relevant governmental entities, as promptly as practicable following the date of the merger agreement (except that the completion of such sale of the RF Power business may be conditioned upon the completion of the merger) (we refer to the actions described in the foregoing clauses (i) and (ii) in this joint proxy statement/prospectus as the “sale of the RF Power business”) and (iii) use reasonable best efforts to take any and all other actions and accept any restrictions with respect to the business activities of NXP or Freescale, including with respect to either NXP’s or Freescale’s RF Power business that is not subject to the sale of the RF Power business, necessary to obtain approval or clearance of the transactions contemplated by the merger agreement by the relevant government entities, except that the foregoing will not require NXP to agree to or take any action if such action would reasonably be likely to have a material adverse impact on any business line of NXP (disregarding, for these purposes, any adverse impact resulting from the sale of the RF Power business). NXP will have the right to determine and select (in its sole discretion) the assets, rights, products or businesses included within the sale of the RF Power business or other action or restriction taken pursuant to the foregoing clause (iii), and Freescale will not without the prior written consent of NXP agree to or otherwise cause to be taken any sale of the RF Power business or any other action pursuant to the provision described in this paragraph.

For purposes of the merger agreement, “RF Power business” means either the business as conducted by or on behalf of NXP and its subsidiaries as of the date of the merger agreement or the business as conducted by or on behalf of Freescale and its subsidiaries in respect of researching, designing, developing, testing, manufacturing, commercializing, packaging, marketing, distributing, selling and/or servicing semiconductors (including modules incorporating such semiconductors) which (i) have more than one Watt average RF output power and (ii) are manufactured using Silicon Lateral Diffused Metal Oxide Semiconductor (Si-LDMOS), Gallium Nitride on Silicon Carbide (GaN-on-SiC), or Gallium Arsenide (GaAs) process technologies.

On May 28, 2015, NXP B.V. entered into an agreement to facilitate the sale of NXP’s RF Power business to JAC Capital. NXP expects the sale to close within the second half of 2015, pending required regulatory approval and employee representative consultations. See the section entitled “Summary—Recent Developments” for additional information.

Debt Financing Covenants

NXP is obligated to procure and have available, as of the completion of the merger, funds sufficient to pay all of the cash amounts required to be provided by NXP for the completion of the transactions contemplated by the merger agreement, including the amounts payable in connection with the completion of the merger, all related fees and expenses and the funds to be provided by (or on behalf of) NXP to Freescale to enable Freescale to fund the repayment or refinancing of certain indebtedness of Freescale and its subsidiaries, in each case to the extent required to be repaid or refinanced. NXP will use its reasonable best efforts to, among other things:

•	arrange and obtain the proceeds of the debt financing on the terms and conditions described in the debt commitment letter on or prior to the closing date;

•	maintain in effect the debt commitment letter;

•

negotiate and enter into definitive agreements with respect to the debt commitment letter on the terms and conditions consistent with the terms and conditions contained in the debt commitment letter or, if available, obtain alternative financing on other terms that are acceptable to NXP, on the condition that the certainty of funding with respect to such alternative financing is equivalent in all material respects to the debt commitment letter and the ability of NXP to enforce its rights with respect to such alternative financing is not less beneficial in any material respect relative to its ability with respect to the debt commitment letter;

•

satisfy on a timely basis and in a manner that will not impede the ability of the parties to complete the merger, all conditions to receipt of the full amount of the debt financing (or alternative financing) at the completion of the merger set forth in the debt commitment letter that are within its control or subject to its influence;

•	enforce its rights and comply with its obligations under the debt commitment letter; and

•

if the commitments with respect to all or any portion of the debt financing expires or is terminated or all or any portion of the debt financing otherwise becomes unavailable or it becomes reasonably foreseeable that such events will occur, then NXP will use its reasonable best efforts to obtain sufficient alternative financing.

Freescale will use commercially reasonable efforts to provide, and will use commercially reasonable efforts to cause its representatives, including legal and accounting, to provide to NXP all cooperation reasonably requested by NXP in connection with the financing (except that such requested cooperation does not unreasonably interfere with the ongoing operations of Freescale and its subsidiaries), including using commercially reasonable efforts to, among other things:

•

prepare and furnish NXP as promptly as reasonably practicable the required financing information, all other financial statements and financial and other information regarding Freescale and its subsidiaries of the type and form and for the periods customarily included in syndication and offering materials and all other data that would be necessary for the lenders and is customarily provided in connection with a financing such as the financing;

•	assist with the preparation of syndication and offering materials, as may be reasonably requested by NXP;

•

participate as necessary in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperate with the marketing or solicitation efforts of NXP, in each case, as may be reasonably requested by NXP;

•	reasonably facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages and other definitive financing documents;

•

to the extent that Freescale or any of its subsidiaries are a party to the financing following the closing, assist in the preparation of, and execution and delivery of, any customary credit agreements (or amendments thereto), pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation, customary closing certificates and related deliverables relating to the financing, and other certificates or documents as may be reasonably requested by NXP;

•

cooperate reasonably with the applicable lenders’ due diligence, to the extent customary and reasonable, and assist such lenders to evaluate Freescale’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto; and

•	reasonably assist NXP in procuring public ratings for the financing as necessary;

except that (x) no obligation of Freescale or any of its subsidiaries under any agreement, certificate, document or instrument will be effective until the completion of the merger, (y) Freescale and its subsidiaries will not be required to pay any commitment or other fee, incur or reimburse any costs or expenses or make any payment in connection with such financing prior to the completion of the merger (except to the extent NXP promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to Freescale or such subsidiary therefor) and (z) Freescale and its subsidiaries will not be required to incur any other liability in connection with the financing prior to the completion of the merger for which Freescale or such subsidiary is not otherwise indemnified pursuant to the merger agreement.

Freescale will also use commercially reasonable efforts to cause Freescale Semiconductor, Inc., an indirect subsidiary of Freescale, which we refer to in this joint proxy statement/prospectus as “Freescale Sub,” to solicit the holders of its (i) 5.000% Senior Secured Notes due 2021 issued pursuant to the Indenture, dated as of May 21, 2013, among Freescale Sub, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as trustee and (ii) 6.000% Senior Secured Notes due 2022 issued pursuant to the Indenture, dated as of November 1, 2013, among Freescale Sub, the guarantors listed therein and Wells Fargo Bank, National Association, as trustee with respect to certain amendments and waivers as agreed between NXP and Freescale and if either or both such consent solicitations are unsuccessful, to make a change of control offer for such notes for which the consent solicitation was unsuccessful in accordance with the applicable indenture governing such notes. Freescale will also cause the aggregate principal amount of the outstanding 10.75% Senior Notes due 2020 issued pursuant to the Indenture, dated as of September 30, 2010, among Freescale Sub, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as trustee to be redeemed on or prior to the closing date. For a more complete description of the debt financing and the consent solicitation, see the section entitled “Debt Financing.”

Termination of the Merger Agreement

The merger agreement may be terminated and the merger contemplated by the merger agreement may be abandoned at any time prior to the effective time, whether before or after receipt of the Freescale shareholder approval:

•	by the mutual consent of Freescale and NXP;

•

by either Freescale or NXP, if the merger has not occurred on or prior to the termination date, except that if the governmental prohibitions condition or the antitrust approvals condition has not been satisfied or waived on March 1, 2016, then either Freescale or NXP may extend the termination date to June 1, 2016 by providing the other party a written notice of such extension on or before the termination date; except that the right to terminate the merger agreement as a result of the termination date being reached will not be available to any party whose material breach of the merger agreement has been the cause of, or resulted in, the failure of the merger to occur on or prior to the termination date (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “termination date termination right”);

•

by either Freescale or NXP, if any governmental entity having jurisdiction over Freescale, NXP or Merger Sub has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting completion of the merger substantially on the terms contemplated by the merger agreement (disregarding any order, decree or ruling with respect to foreign antitrust laws except in the European Union, China, South Korea, Japan, Taiwan and Mexico), and such order, decree, ruling or other action has become final and non-appealable, unless the party seeking to terminate the merger agreement pursuant to the provision described in this bullet has materially breached its obligations to use reasonable best efforts to obtain applicable antitrust approvals, consents or clearances required by the provisions described in the section entitled “—Efforts to Complete the Merger” (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “governmental prohibition termination right”);

•

by either Freescale or NXP, if at the Freescale special shareholder meeting the Freescale shareholder approval has not been obtained in accordance with the Companies Act and the bye-laws of Freescale (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “Freescale no vote termination right”);

•

by either Freescale or NXP, if at the NXP special shareholder meeting the NXP shareholder approval has not been obtained in accordance with the laws of the Netherlands and the articles of association of NXP (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as an “NXP no vote termination right”);

•

by Freescale, if there has been a breach of any covenant or agreement by NXP or Merger Sub, or if any representation or warranty of NXP or Merger Sub is untrue, in any case such that Freescale’s conditions to the completion of the merger would not be satisfied, except that Freescale may not terminate the merger agreement pursuant to the provision described in this bullet (i) if such breach is curable by NXP and Merger Sub through the exercise of its reasonable best efforts and NXP and Merger Sub continue to exercise such reasonable best efforts or (ii) if it has failed to perform in any material respect any of its obligations under or in connection with the merger agreement or is in breach of any representation or warranty such that NXP and Merger Sub’s conditions to the completion of the merger would not be satisfied (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as an “NXP uncured breach termination right”);

•

by Freescale, if prior to obtaining the NXP shareholder approval, the NXP board or the board of directors of Merger Sub has publicly disclosed a change of NXP recommendation, or approved or recommended an NXP acquisition proposal (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “change of NXP recommendation termination right”);

•

by Freescale, if NXP or its subsidiaries have materially breached their obligations in the section entitled “—NXP’s Obligations with respect to NXP Acquisition Proposals” or in the section entitled “—Efforts to Obtain Required Shareholder Approvals” (unless the NXP shareholder approval has already been obtained) (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as an “NXP material breach termination right”);

•

by Freescale, if (i) all of the conditions to the completion of the merger applicable to all parties and to NXP and Merger Sub have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the completion of the merger, each of which are capable of being satisfied if the closing date were the date that notice of termination is delivered by Freescale to NXP), (ii) NXP fails to complete the merger by the day it is required to occur in the section entitled “—Effective Time” as a result of failure of the debt financing to be funded and (iii) Freescale has given NXP written notice at least two business days prior to such termination stating that it is willing and able to complete the transactions contemplated by the merger agreement and that it intends to terminate the merger agreement pursuant to the provision described in this bullet (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as an “NXP financing failure termination right”);

•

by NXP, if there has been a breach of any covenant or agreement by Freescale, or if any representation or warranty of Freescale is untrue, in any case such that NXP and Merger Sub’s conditions to the completion of the merger would not be satisfied, except that NXP may not terminate the merger agreement pursuant to the provision described in this bullet (i) if such breach is curable by Freescale through the exercise of its reasonable best efforts and Freescale continues to exercise such reasonable best efforts or (ii) if it has failed to perform in any material respect any of its obligations under or in connection with the merger agreement or is in breach of any representation or warranty such that Freescale’s conditions to the completion of the merger would not be satisfied (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “Freescale uncured breach termination right”);

•

by NXP, if, prior to obtaining the Freescale shareholder approval, the Freescale board has publicly disclosed a change of Freescale recommendation, or approved or recommended a Freescale acquisition proposal (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “change of Freescale recommendation termination right”); or

•

by NXP, if Freescale or its subsidiaries have materially breached their obligations in the section entitled “—No Solicitation by Freescale of Freescale Acquisition Proposals” or in the section entitled “—Efforts to Obtain Required Shareholder Approvals” (unless the Freescale shareholder approval has already been obtained) (which right to terminate the merger agreement we refer to in this joint proxy statement/prospectus as a “Freescale material breach termination right”).

Termination Fees

Upon termination of the merger agreement in accordance with its terms, written notice will be given to the other party specifying the provision thereof pursuant to which such termination is made, the merger agreement will forthwith become null and void, without any damages or liability on the part of NXP, Merger Sub or Freescale or their respective directors, officers, employees, shareholders, representatives, agents or advisors other than, with respect to NXP, Merger Sub and Freescale, the obligations pursuant to certain provisions that will survive the termination of the merger agreement. Nothing will relieve NXP, Merger Sub or Freescale from liability for fraud or willful and intentional (with the intent of breaching the merger agreement) breach of the merger agreement, except as set forth below.

Freescale will be obligated to pay to NXP a termination fee of $600 million (less any Freescale no vote fee (as defined below) that was previously paid to NXP, if any) in cash:

•	within five business days following termination of the merger agreement by NXP pursuant to a change of Freescale recommendation termination right or a Freescale material breach termination right;

•

upon the earlier to occur of Freescale entering into of a definitive agreement with respect to, and the occurrence of, a qualifying Freescale transaction, if within 12 months after a termination in the scenarios described in the three sub-bullets below, either (A) Freescale enters into a definitive agreement with respect to a qualifying Freescale transaction, or (B) a qualifying Freescale transaction occurs (in each case, regardless of whether a qualifying Freescale transaction relates to the same Freescale acquisition proposal referred to in the three sub-bullets below); and

¡	the merger agreement is terminated by Freescale or NXP pursuant to a termination date termination right (but only if at such time NXP would not be prohibited from terminating the merger agreement pursuant to a termination date termination right) without a vote of Freescale shareholders being taken with respect to the merger, and a Freescale acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to such termination;

¡	the merger agreement is terminated by NXP pursuant to a Freescale uncured breach termination right (unless the Freescale shareholder approval has been obtained), and a Freescale acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to such termination; or

¡	the merger agreement is terminated by either NXP or Freescale pursuant to a Freescale no vote termination right and a Freescale acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to the time of the Freescale special shareholder meeting.

NXP will be obligated to pay to Freescale a termination fee of $600 million (less any NXP no vote fee (as defined below) that was previously paid to Freescale, if any) in cash:

•	within five business days following termination of the merger agreement by Freescale pursuant to a change of NXP recommendation termination right or a NXP material breach termination right;

•

upon the earlier to occur of NXP entering into of a definitive agreement with respect to, and the occurrence of, a qualifying NXP transaction, if within 12 months after a termination in the scenarios described in the three sub-bullets below, either (A) NXP enters into a definitive agreement with respect to a qualifying NXP transaction, or (B) a qualifying NXP transaction occurs (in each case, regardless of whether a qualifying NXP transaction relates to the same NXP acquisition proposal referred to in the three sub-bullets below); and

•

the merger agreement is terminated by Freescale or NXP pursuant to a termination date termination right (but only if at such time Freescale would not be prohibited from terminating the merger agreement pursuant to a termination date termination right) without a vote of NXP shareholders being taken with respect to the merger and an NXP acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to such termination of the merger agreement;

•

the merger agreement is termination by Freescale pursuant to an NXP uncured breach termination right (unless the NXP shareholder approval has been obtained) and an NXP acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to such termination of the merger agreement; or

•

the merger agreement is terminated by either NXP or Freescale pursuant to an NXP no vote termination right and an NXP acquisition proposal has been publicly disclosed for the first time after the date of the merger agreement and prior to the time of the NXP special shareholder meeting.

NXP will be obligated to pay a termination fee of $300 million, which we refer to in this joint proxy statement/prospectus as an “antitrust termination fee,” in cash to Freescale (which will be increased by an additional $300 million in the event that NXP’s willful and intentional (with the intent of breaching the merger agreement) breach of its obligations described in the third, fourth, fifth and sixth paragraphs in the section entitled “—Efforts to Complete the Merger” caused the events giving rise to NXP’s obligation to pay such antitrust terminate fee) concurrently with such termination, in the case of a termination by NXP, or within five business days in the case of a termination by Freescale, if

•

the merger agreement is terminated by NXP or Freescale pursuant to a termination date termination right if, as of the time of such termination, the only conditions to the completion of the merger that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the completion of the merger, each of which are capable of being satisfied if the closing date were the date the notice of termination is delivered) are the governmental prohibitions condition or the antitrust approvals condition, or

•

the merger agreement is terminated by NXP or Freescale pursuant to a governmental prohibition termination right, if the action by any governmental entity of competent jurisdiction to prevent the merger is pursuant to antitrust laws.

NXP will be obligated to pay a termination fee of $600 million in cash to Freescale concurrently with such termination, if the merger agreement is terminated by Freescale pursuant to an NXP financing failure termination right.

Freescale will be obligated to pay a termination fee of $120 million, which we refer to in this joint proxy statement/prospectus as a “Freescale no vote fee,” in cash to NXP concurrently with any such termination, in the case of termination by Freescale, or within five business days after such termination, in the case of termination by NXP, if the merger agreement is terminated by Freescale or NXP pursuant to a Freescale no vote termination right.

NXP will be obligated to pay a termination fee of $120 million, which we refer to in this joint proxy statement/prospectus as an “NXP no vote fee,” in cash to Freescale concurrently with any such termination, in the case of termination by NXP, or within five business days after such termination, in the case of termination by Freescale, if the merger agreement is terminated by NXP or Freescale pursuant to an NXP no vote termination right.

For purposes of the merger agreement:

•

“qualifying Freescale transaction” means, any acquisition of (a) beneficial ownership of securities (or options, rights to purchase or securities convertible into such securities) representing 50% or more of the issued and outstanding Freescale common shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving Freescale or (b) all of substantially all of the assets (including the share capital of the subsidiaries of Freescale) of Freescale and its subsidiaries, taken as a whole; and

•

“qualifying NXP transaction” means, any acquisition of (a) beneficial ownership of securities (or options, rights to purchase or securities convertible into such securities) representing 50% or more of the issued and outstanding NXP ordinary shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving NXP or (b) all or substantially all of the assets (including the share capital of the subsidiaries of NXP) of NXP and its subsidiaries, taken as a whole.

In no event will either of NXP or Freescale be required to pay termination fee pursuant to a particular paragraph above on more than one occasion and upon payment of any such fee, no party will have any further liability to other parties with respect to the merger agreement or the transactions contemplated thereby, except (x) following payment of the Freescale no vote fee, for fees Freescale may owe as described above following the entering into of a definitive agreement with respect to, or the occurrence of, a qualifying Freescale transaction and (y) following payment of the NXP no vote fee, for fees NXP may owe as described above following the entering into of a definitive agreement with respect to, or the occurrence of, a qualifying NXP transaction. All such fees will be reduced by any amounts required to be deducted or withheld therefrom under applicable tax laws.

A party’s right to receive payment of a termination fee will, in the circumstances in which such fee is owed pursuant to the provisions of the merger agreement described above, constitute the sole and exclusive remedy of such party and its affiliates (and any other person) against any other party to the merger agreement and their affiliates and representatives, debt financing sources (if applicable) and certain other related parties for any losses, damages or liabilities arising out of or related to the merger agreement or the support agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained therein and regardless of whether such breach is intentional, unintentional, willful or otherwise), the transactions contemplated by the merger agreement (or the abandonment thereof), the failure of the completion of the merger, the debt commitment letter and the transactions contemplated therein (or the abandonment thereof), or in respect of any other agreement, document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection therewith, whether in equity or at law, in contract, in tort or otherwise. Solely with respect to the antitrust termination fee, if NXP’s willful and intentional (with the intent of breaching the merger agreement) breach of its obligations described in the third, fourth, fifth and sixth paragraphs in the section entitled “—Efforts to Complete the Merger” caused the events giving rise to NXP’s obligation to pay such antitrust termination fee, then NXP will pay to Freescale an additional fee of $300 million in cash at the same time as such antitrust termination fee is paid (as indicated in the above description of the antitrust termination fee).

Conduct of Business Pending the Completion of the Transactions

Each of NXP and Freescale has agreed to certain covenants in the merger agreement restricting the conduct of its and its subsidiaries’ businesses between the date of the merger agreement and the earlier to occur of the effective time or the termination of the merger agreement. In general, except as may be required by applicable law, with the prior written consent of the other party (not to be unreasonably withheld, delayed or conditioned), as contemplated by the merger agreement or as may have been previously disclosed in writing to the other party as provided in the merger agreement, each of NXP and Freescale will, and will cause its subsidiaries to, conduct their respective businesses in the ordinary and usual course of business in all material respects consistent with past practice.

Freescale will use commercially reasonable efforts to preserve intact its and its subsidiaries’ current business organization and preserve their relationships with customers, suppliers and others having business dealings with them. Between the date of the merger agreement and the effective time, except, in each case, as may be required by law, with the prior written consent of NXP (not to be unreasonably withheld, delayed or conditioned), as contemplated by the merger agreement, or as may have been previously disclosed in writing to NXP as provided in the merger agreement, neither Freescale nor any of its subsidiaries will:

•

amend its memorandum of association or bye-laws (or equivalent organizational documents), except that the organizational documents of a subsidiary of Freescale may be amended in a way that is not material;

•

except for Freescale common shares to be issued or delivered pursuant to certain Freescale equity plans, Freescale’s employee share purchase plan and the sponsor warrants, deliver, sell, dispose of, or authorize or agree to the issuance, sale or other disposition of (A) any share capital or any other ownership interest of (or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any share capital or any other ownership interest of, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire share capital or any other ownership interest of) Freescale or any of its subsidiaries, or (B) any other securities of Freescale or any of its subsidiaries in respect of, in lieu of, or in substitution for, NXP ordinary shares outstanding on the date of the merger agreement of such share capital, other ownership interests, securities or rights in any subsidiary of Freescale, except, in the case of (A) or (B), any such issuances, sales and dispositions by a wholly-owned subsidiary Freescale to Freescale or any other wholly-owned subsidiary of Freescale;

•

redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding Freescale common shares (except in respect of any tax withholding or exercise price in connection with certain of Freescale’s equity plans) or other share capital or other securities of Freescale or any of its subsidiaries (other than a wholly-owned subsidiary);

•

split, combine, subdivide or reclassify any Freescale common shares or other share capital of Freescale or any of its subsidiaries (other than a wholly-owned subsidiary) or declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) or other distribution in respect of any Freescale common shares or other share capital of Freescale or any of its subsidiaries (except dividends and distributions paid by wholly-owned subsidiaries of Freescale to Freescale or to any of its wholly-owned subsidiaries) or otherwise make any payments to Freescale shareholders in their capacity as such;

•

adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of Freescale or any of its subsidiaries (other than a wholly-owned subsidiary), other than the merger;

•

other than transactions in the ordinary course of Freescale’s intellectual property licensing business consistent with past practice, acquire, sell or dispose of, or agree to acquire, sell or dispose of, any person or any equity interests thereof, assets (other than ordinary course purchases of assets from vendors) or other business organization or division thereof, other than (i) acquisitions, sales or dispositions among Freescale and any of its wholly-owned subsidiaries; (ii) sales of inventory; (iii) acquisitions of any persons thereof, assets or other business organization or division thereof, or any equity interests, as to which the aggregate consideration for all such acquisitions does not exceed (1) $50 million in any single transaction or series of related transactions or (2) $75 million in the aggregate (in the case of clauses (1) and (2), in each successive 10 month period following the date of the merger agreement); and (iv) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed (A) $50 million in any single transaction or series of related transactions or (B) $75 million in the aggregate (in the case of clauses (A) and (B), in each successive 10 month period following the date of the merger agreement);

•

incur any indebtedness for borrowed money in addition to that incurred as of the date of the merger agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than (i) indebtedness, guaranties, loans, advances or capital contributions between or among Freescale and its wholly-owned subsidiaries; (ii) revolving loans available under Freescale’s existing credit agreement in an amount not to exceed $200 million; (iii) loans, advances or capital contributions to another person for strategic investments as to which the aggregate consideration for all such investments does not exceed $50 million in each successive 10 month period following the date of the merger agreement; (iv) letters of credit issued, maintained or guaranteed by Freescale or its subsidiaries in the ordinary course of business consistent with past practice and reimbursement obligations in respect thereof; (v) performance bonds issued and maintained by Freescale or its subsidiaries in the ordinary course of business consistent with past practice; or (vi) indebtedness for borrowed money that will be paid prior to the completion of the merger and which do not subject Freescale to material pre-payment or other penalties incurred in the ordinary course of business and not to exceed $50 million;

•

other than in the ordinary course of business consistent with past practice for employees of Freescale or its subsidiaries with a title of vice president or above, as required by applicable law or as required by the terms of any U.S. or foreign employee benefit plan in effect on the date of the merger agreement:

•

enter into or amend in any material respect any agreement providing material compensation or benefits to any director, employee or individual independent contractor of Freescale or any of its subsidiaries;

•	adopt or amend any material compensation or benefit plan, policy, practice, arrangement or agreement; or

•

increase the benefits or compensation provided to any current or former director, employee or individual independent contractor of Freescale or any of its subsidiaries or grant any new cash awards to any such person except for salary and/or target bonus increases and new cash awards granted in connection with and corresponding to any promotion or job change provided in the ordinary course of business consistent with past practice (subject to certain eligibility requirements as described in the merger agreement);

•

other than as required by applicable law or as required pursuant to the terms of any U.S. or foreign employee benefit plan in effect on the date of the merger agreement: (i) grant any equity or equity-based awards, (ii) discretionarily accelerate the vesting or payment of any equity award held by any former or current director, employee or individual independent contractor of Freescale or any of its subsidiaries or (iii) hire or engage the services of any individual who would be an employee with a title of vice president or above other than any individual replacing a former employee who was an employee with a title of vice president or above;

•

change in any material respect (i) any of the accounting policies, procedures or methods used by Freescale and its subsidiaries unless required by GAAP, SEC rules and regulations or applicable law or (ii) with respect to the subsidiaries of Freescale, the accounting standards applicable to the preparation of the financial statements and accounts of each such subsidiary;

•

modify or amend in any material respect, or waive any material rights under any material contracts or contracts containing certain specific rights or restrictions, in such a way except as would not materially reduce the expected business or economic benefits thereof other than in the ordinary course of business consistent with past practice;

•

settle any actions against Freescale or any of its subsidiaries, other than settlements (i) in the aggregate not in excess of $25 million or (ii) where the amount paid is less than or equal to the amount reserved for such matter;

•

except for the expenditures contemplated by and consistent with (i) the capital budget for the 2015 fiscal year disclosed to NXP or (ii) any other subsequent annual capital budget that (1) is prepared in the ordinary course of business by Freescale and approved by the Freescale board and (2) provides for total capital expenditures that do not exceed, in the aggregate, 110% of those set forth in capital budget for the 2015 fiscal year disclosed to NXP, make or authorize any capital expenditures in excess of $50 million in the aggregate in each successive 10 month period following the date of the merger agreement;

•	enter into any collective bargaining agreement or any other material agreement with any labor organization, works council, trade union, or other labor association;

•

change any material method of tax accounting, settle or compromise any audit or other proceeding relating to a material amount of tax, make or change any material tax election or file any material tax return (including any material amended tax return), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, enter into any closing agreement with respect to any material amount of tax or surrender any right to claim any material tax refund; or

•	enter into any contract, commitment or arrangement to do any of the foregoing.

Between the date of the merger agreement and the effective time, except, in each case, as may be required by law, with the prior written consent of Freescale (not to be unreasonably withheld, delayed or conditioned), as contemplated by the merger agreement, or as may have been previously disclosed in writing to Freescale as provided in the merger agreement, neither NXP nor any of its subsidiaries will:

•

amend the articles of association of NXP in any manner that would adversely affect (i) the holders of Freescale common shares who receive NXP ordinary shares as merger consideration at the effective time in a manner different from holders of NXP ordinary shares prior to the effective time, (ii) the holders of the converted stock options in a manner different from holders of NXP stock options prior to the effective time or (iii) the ability of NXP to complete the merger and the other transactions contemplated by the merger agreement (including obtaining the NXP shareholder approval);

•	adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of NXP, other than the merger;

•

issue, split, combine, subdivide or reclassify any NXP ordinary shares or preferred shares of NXP or declare, set aside for payment or pay any dividend of any NXP ordinary shares or preferred shares of NXP (other than (i) issuances of NXP ordinary shares pursuant to (x) NXP’s employee equity plans or exercise of equity-based awards granted pursuant to NXP’s employee equity plans or (y) in connection with acquisitions consistent with past practice, or (ii) (x) the issuance, grant or delivery of equity-based awards granted pursuant to NXP’s employee equity plans in the ordinary course of business consistent with past practice or (y) the issuance of any securities issued in connection with the debt financing, any alternative financing or otherwise in connection with financing the merger and the other transactions contemplated by the merger agreement);

•

acquire or agree to acquire, any person or any equity interests thereof or other business organization or division thereof that would be reasonably likely to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the merger, in connection with, or in compliance with, the HSR Act and other applicable antitrust laws, or the expiration or termination of any applicable waiting period thereof, (b) materially delay or adversely affect in any material respect NXP’s ability to obtain the debt financing (including adversely affecting NXP’s ability to satisfy the conditions to the debt financing) on the date on which the completion of the merger would otherwise occur as described in the section entitled “—Effective Time,” or (c) otherwise materially delay, prevent or impede the completion of the merger and the other transactions contemplated by the merger agreement; or

•	enter into any contract, commitment or arrangement to do any of the foregoing.

Governance of the Combined Company Following Completion of the Merger

NXP will take all necessary action to cause two individuals to be designated by Freescale (who are not affiliated with any equityholders of the sponsor shareholder) to become non-executive members of the NXP board as of the effective time.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, the surviving company will, and NXP will cause the surviving company to, indemnify and hold harmless, and promptly provide advancement of expenses to, the individuals who at any time prior to the effective time were directors or officers of Freescale or any of its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the effective time (including the transactions contemplated by the merger agreement) to the fullest extent permitted by law and by the bye-laws of Freescale. After the effective time, NXP and the surviving company will fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the effective time existing as of the effective time in favor of directors and officers of Freescale, its subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, as provided in Freescale’s or each of its subsidiaries’ respective memorandum of association and bye-laws (or comparable organizational or governing documents) or in any agreement.

In addition, prior to the effective time, Freescale will, or, if Freescale is unable to, NXP will cause the surviving company as of the effective time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Freescale’s existing directors’ and officers’ insurance policies and existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the effective time with respect to any claim related to any period of time at or prior to the effective time from an insurance carrier with the same or better credit rating as Freescale’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Freescale’s existing policies. If Freescale or the surviving company fails to obtain such “tail” insurance policies as of the effective time, the surviving company will either continue Freescale’s current policies or provide comparable policies, in each case, for at least six years in an amount and scope at least as favorable as Freescale’s existing policies, or, if substantially equivalent insurance coverage is unavailable, the best available coverage, except that NXP and the surviving company will not be required to pay an annual premium for the directors’ and officers’ liability insurance in excess of 300% of the annual premium currently paid by Freescale for such insurance.

Employee Matters

NXP and Freescale have agreed under the merger agreement that, subject to certain exceptions as provided in the merger agreement:

•

for a period of at least 12 months following the completion of the merger and subject to applicable laws, NXP will provide or cause its subsidiaries to provide (i) each employee of Freescale as of the effective time with base salary or wage rate and cash incentive compensation opportunity that is no less favorable than the base salary or wage rate and cash incentive compensation opportunity in effect for such employee immediately prior to the effective time and (ii) employee benefits that are substantially similar in the aggregate to those provided to employees by Freescale immediately prior to the effective time (including equity or equity-based compensation, other than certain awards for new hires and promotions);

•

following the effective time, NXP will, for all purposes (including for purposes of eligibility to participate, vesting and accrual of and entitlement to benefits), provide to employees of Freescale and its subsidiaries credit for years of service with Freescale or any of its subsidaries under any benefit plan, program, practice, policy or arrangement in which any such employees participate (except that no credit will be given under any pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time or to the extent the application of such credit would result in the duplication of benefits);

•

prior to the effective time, NXP and Freescale will together develop mutually acceptable retention programs in connection with Freescale’s employees continuing employment with the surviving company or NXP after the effective time;

•

unless NXP requests otherwise in writing, prior to the effective time, Freescale will terminate the Freescale Semiconductor, Inc. 401(k) Retirement Savings Plan and as soon as practicable following the effective time, with respect to such terminated plan, NXP will permit or cause its subsidiaries to permit the affected employees to roll over their account balances and outstanding loan balances, if any, thereunder into an “eligible retirement plan” maintained by NXP or its subsidiaries; and

•

Freescale will cause the offering period that commences after the date of the merger agreement to be the final offering period under its employee share purchase plan, prohibit participants in such plan from increasing their payroll deductions from those in effect on the date of the merger agreement and terminate such plan prior to the completion of the merger.

Amendment and Waiver

Subject to applicable law, the merger agreement may be amended, modified and supplemented, in any and all respects, whether before or after any vote of Freescale shareholders and NXP shareholders contemplated by the merger agreement, by written agreement signed by each of the parties to the merger agreement, at any time prior to the closing date, except that after the receipt of the Freescale shareholder approval, no such amendment, modification or supplement may reduce or change the merger consideration or adversely affect the rights of Freescale shareholders without the approval of such shareholders. Amendment, modification, consent, supplement or waiver to certain provisions of the merger agreement that is adverse to the debt financing sources is subject to the prior written consent of the adversely affected debt financing sources.

Any failure of any party to comply with any obligation, covenant, agreement or condition in the merger agreement may be waived by the party or parties entitled to the benefits thereof only by signed written consent of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

No Third Party Beneficiaries

Although the merger agreement is not intended confer upon any person other than the parties to the merger agreement any rights, benefits, remedies, obligations or liabilities, it provides a limited exception for (i) the rights of Freescale shareholders to receive merger consideration and the rights of the holders of Freescale equity awards to receive the converted equity awards following the effective time, (ii) the right of Freescale, on behalf of its shareholders and the holders of Freescale equity awards, to pursue damages in the event of NXP’s or Merger Sub’s fraud or willful and intentional (with the intent of breaching the merger agreement) breach of the merger agreement, including damages based on loss of the economic and bargain benefits of the merger to Freescale shareholders based on the consideration that would have otherwise been payable to holders of Freescale common shares, the loss of market value or decline in share price of such shares or otherwise (taking into consideration relevant matters, including other combination or other opportunities and the time value of money), (iii) the right of NXP, on behalf of its shareholders and other equityholders, to pursue damages in the event of Freescale’s fraud or willful and intentional (with the intent of breaching the merger agreement) breach of the merger agreement, including damages based on loss of the economic and bargain benefits of the merger to NXP shareholders and other equityholders, the loss of market value or decline in share price of NXP ordinary shares or otherwise (taking into consideration relevant matters, including other opportunities and the time value of money), (iv) certain rights and entitlement of the current and former directors and officers of Freescale as described in the section entitled “—Indemnification; Directors’ and Officers’ Insurance,” (v) certain rights of the debt financing sources and (vi) the no-recourse provisions for the benefit of certain related parties of each of NXP (including the debt financing sources) and Freescale.

Assignment

Neither the merger agreement nor any of the rights, interests or obligations thereunder may be assigned by NXP, Merger Sub or Freescale (whether by operation of law or otherwise) without the prior written consent of the other parties.

Remedies; Specific Performance

Each of Freescale, NXP and Merger Sub has consented to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of the merger agreement, to enforce specifically the terms and provisions of the merger agreement and to compel performance of such party’s obligations (including the taking of such actions as are required of such party to complete the merger), in addition to any other remedy to which any party is entitled under the merger agreement. The parties also agreed to waive any requirement for the securing or posting of any bond in connection with any such remedy, which remedy are in addition to any other remedy to which a party is entitled at law or in equity.

However, Freescale is only entitled to seek specific performance of NXP or Merger Sub’s obligation to effect the completion of the merger in accordance with the term of the merger agreement, if and only if (a) all of the mutual conditions to the completion of the merger and all of NXP’s and Merger Sub’s conditions to the completion of the merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the completion of the merger (but subject to such conditions being capable of being satisfied at the completion of the merger if specific performance were granted)) at the time when the completion of the merger was required to occur pursuant to the terms of the merger agreement, (b) the debt financing has been funded or will be funded at the completion of the merger on the terms set forth in the debt commitment letter, and (c) Freescale has irrevocably confirmed in writing to NXP that if specific performance is granted and the debt financing is funded, then Freescale will take such actions that are within its control to complete the merger. Under no circumstances will Freescale be permitted or entitled to receive both such grant of specific performance to effect the closing and the payment of any damages, including any fee set forth in the section entitled “—Termination Fees” above.

Freescale will be entitled to specific performance or other equitable remedies to (i) cause NXP and Merger Sub to enforce their rights (including through litigation pursued in good faith) under documents relating to the debt financing, including their rights to seek to obtain the debt financing, and (ii) require NXP and Merger Sub to take enforcement action under certain circumstances.

None of the debt financing sources will have any liability to Freescale or its related parties relating to or arising out of the merger agreement, the debt financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither Freescale nor any of its related parties will have any rights or claims against any of the debt financing sources. Freescale and its related parties are not entitled to seek the remedy of specific performance of the merger agreement against the debt financing sources.

Expenses

All costs and expenses incurred in connection with the merger, the merger agreement and the completion of the transactions contemplated by the merger agreement will be paid by the party incurring such costs and expenses, whether or not the merger or any of the other transactions contemplated by the merger agreement is completed.

Representations and Warranties

The merger agreement contains customary representations and warranties of Freescale to NXP and Merger Sub, regarding:

•	organization and standing;

•	capitalization and ownership of subsidiaries;

•	corporate power and authority with respect to the execution, delivery and performance of the merger agreement, and the due and valid execution and delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental authorities;

•	Freescale’s SEC documents, financial statements and internal controls and disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of any material adverse effect or certain other changes from December 31, 2014 to the date of the merger agreement;

•	material contracts;

•	employee benefits plans and ERISA compliance;

•	absence of certain litigation;

•	compliance with applicable laws;

•	intellectual property;

•	tax matters;

•	real property and tangible assets;

•	environmental matters;

•	labor matters

•	licenses and permits;

•	insurance;

•	significant suppliers and customers;

•	brokers or finders;

•	Freescale shareholder approval;

•	board recommendation and approval by certain equityholders of the sponsor shareholder;

•	opinions from financial advisors;

•	inapplicability of state takeover statutes; and

•	investigation by Freescale.

The merger agreement also includes representations and warranties by NXP and Merger Sub to Freescale regarding:

•	organization and standing;

•	corporate power and authority with respect to the execution, delivery and performance of the merger agreement, and the due and valid execution and delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental authorities;

•	NXP’s SEC documents, financial statements and internal controls and disclosure controls and procedures;

•	absence of any material adverse effect or certain other changes from December 31, 2014 to the date of the merger agreement;

•	compliance with applicable laws;

•	tax matters;

•	Merger Sub’s operations;

•	brokers or finders;

•	share ownership in Freescale;

•	investigation by NXP and Merger Sub;

•	absence of certain litigation;

•	capitalization and ownership of subsidiaries;

•	debt financing, debt commitment letter and fee letter;

•	absence of undisclosed liabilities;

•	solvency;

•	NXP shareholder approval;

•	board recommendation; and

•	NXP and Merger Sub not being “foreign entities” or controlled by a “foreign person” (as each term is defined in the Defense Production Act of 1950, as amended, and rules thereunder).

Many of the representations and warranties of Freescale, NXP and Merger Sub in the merger agreement are qualified by knowledge, materiality thresholds or a “material adverse effect” clause (as described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” above). All of the parties’ respective representations and warranties are qualified by their respective disclosures filed with the SEC after January 1, 2012 and before March 1, 2015.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•

cooperation between NXP and Freescale in the preparation of this joint proxy statement/prospectus and the registration statement on Form F-4 (or any successor or other appropriate form) of which this joint proxy statement/prospectus forms a part;

•	confidentiality and reasonable access by each party’s representatives to certain information about the other party during the period prior to the effective time;

•

cooperation between NXP, Merger Sub and Freescale in the filing of a joint voluntary notice, review and approval process with the Committee on Foreign Investment in the United States, if requested and to the extent required, and using reasonable best efforts to obtain approval;

•	consultation between NXP and Freescale in connection with public announcements;

•

the Freescale board, or an appropriate committee of the Freescale board adopting a resolution causing any dispositions of Freescale common shares or Freescale equity awards resulting from the merger by each officer or director of Freescale who is or may become subject to reporting requirements under Section 16 of the Exchange Act to be an exempt transaction for the purposes of Section 16 of the Exchange Act;

•

NXP filing a registration statement on Form S-8 (or any successor or other appropriate form) on the closing date with respect to NXP ordinary shares issuable with respect to the converted equity awards and take all action necessary causing such shares to be authorized for listing on NASDAQ upon official notice of issuance at or prior to the effective time;

•	cooperation between NXP and Freescale in the defense or settlement of any shareholder litigation relating to the merger;

•

notice by NXP and Freescale to each other of any communication claiming that the consent of that person is required and any written communication with any governmental entity in connection with, and certain other third-party claims or actions concerning, the transactions contemplated by the merger agreement;

•	termination by Freescale of certain agreements between Freescale (or its subsidiaries) and its shareholders prior to the completion of the merger; and

•	Freescale causing certain equityholders of the sponsor shareholder to enter into shareholders agreements with NXP (see the section entitled “The Shareholders Agreements”).

Governing Law; Jurisdiction

The merger agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule, except that (i) certain provisions of the merger agreement which relate to the fiduciary duties of directors or officers arising under the laws of Bermuda or under the laws of the Netherlands will be governed by the laws of Bermuda or the laws of the Netherlands, respectively, (ii) the authorization, effectiveness or effect of the merger will be governed by the laws of Bermuda (only as to such matters and to the limited extent necessary to comply with and cause the merger to be effective under the laws of Bermuda), (iii) the contribution in kind and the share issue and share delivery to the exchange agent will be governed by the laws of the Netherlands and (iv) certain matters involving the debt financing sources will be governed by, and construed in accordance with, the laws of the State of New York.

The parties will submit any dispute that arises out of the merger agreement or any of the transactions contemplated by the merger agreement to the exclusive personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court, except that any action involving the debt financing sources arising out of, or relating to, the transactions contemplated by the merger agreement, the debt commitment letter, the debt financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof.

THE SUPPORT AGREEMENT

The following describes the material provisions of the support agreement, which is incorporated by reference into this joint proxy statement/prospectus. The summary of the material provisions of the support agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the support agreement. This summary does not purport to be complete and may not contain all of the information about the support agreement that is important to you. NXP and Freescale encourage you to read carefully the support agreement in its entirety.

Concurrently with the execution of the merger agreement, NXP entered into the support agreement with the sponsor shareholder and the sponsors with respect to (i) all Freescale common shares that the sponsor shareholder owned beneficially or of record as of the date of the merger agreement (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Freescale common shares) and (ii) any additional Freescale common shares (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Freescale common shares) that the sponsor shareholder may acquire beneficial or record ownership of after the date of the support agreement, which we refer to in this joint proxy statement/prospectus collectively, as the “covered shares.” As of the date of the merger agreement, the sponsor shareholder was the owner of and has either sole or shared voting power over 196,136,896 Freescale common shares, which was approximately 64% of the outstanding Freescale common shares as of the date of the merger agreement.

Agreement to Consent and Approve

Prior to the expiration time (as defined below), the sponsor shareholder will (and certain sponsors have agreed to cause the sponsor shareholder to), or will cause the holders of record on any applicable record date to, vote the covered shares (other than the shares underlying the sponsor warrants prior to the exercise thereof) at every meeting of Freescale shareholders called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval of Freescale shareholders by written consent with respect to any of the following matters:

•

in favor of (x) the approval of the merger agreement (and any amendment of the merger agreement) and the merger and (y) any action that would reasonably be expected to be in furtherance of the foregoing; and

•

against (1) any action or agreement that would reasonably be expected to result in any condition to the completion of the merger applicable to all parties thereto and to NXP and Merger Sub specifically not being satisfied, (2) any Freescale acquisition proposal or any action with the intention to further any Freescale acquisition proposal, (3) any reorganization, dissolution, liquidation, winding up or similar extraordinary transaction involving Freescale, and (4) any action which would reasonably be expected to materially delay, materially postpone or materially adversely affect the completion of the merger and the other transactions contemplated by the merger agreement.

In addition, prior to the expiration time, the sponsor shareholder will not exercise or seek to exercise any dissenters’ rights under Section 106 of the Companies Act in respect of any covered shares in relation to the merger. The obligations of the sponsor shareholder and the sponsors specified in the above bullets will apply whether or not the merger or any action described above is recommended by the Freescale board. However, in the event of a change of Freescale recommendation made in compliance with the merger agreement in connection with a Freescale superior proposal, the obligation of the sponsor shareholder to vote (or cause the voting), and certain sponsors to cause the sponsor shareholder to vote, the covered shares in a manner set forth in the paragraph above will only apply to 50% of the covered shares (other than the shares underlying the sponsor warrants prior to the exercise thereof), rounded to the nearest whole share as of immediately prior to the date of the taking of any such action, voting together as a single class, entitled to vote in respect of such matter and the sponsor shareholder will cause all of its remaining covered shares so entitled to vote to be voted in any manner the sponsor shareholder chooses in its sole discretion.

For purposes of the support agreement, “expiration time” means the earliest to occur of (a) the completion of the merger in accordance with the terms of the merger agreement and (b) such date and time as the merger agreement is terminated pursuant to its terms.

Grant of Proxy

In furtherance of the support agreement, the sponsor shareholder irrevocably granted NXP a proxy to vote the covered shares (other than the shares underlying the sponsor warrants prior to the exercise thereof) pursuant to the requirement described in the section entitled “—Agreement to Consent and Approve,” prior to the expiration time, if the sponsor shareholder fails to be counted as present or to vote the covered shares (other than the shares underlying the sponsor warrants prior to the exercise thereof) pursuant to the requirement described in the section entitled “—Agreement to Consent and Approve;” except that such irrevocable proxy will be automatically modified to such that it will only apply to 50% of the covered shares (other than the shares underlying the sponsor warrants prior to the exercise thereof) in the event of a change of Freescale recommendation by the Freescale board made in compliance with the merger agreement in connection with a Freescale superior proposal. The sponsor shareholder has also revoked any proxy previously granted by it with respect to any covered shares at the time of the execution of the support agreement.

Transfer Restrictions

Prior to the expiration time, the sponsor shareholder will not, and certain sponsors will cause the sponsor shareholder not to (other than with the prior consent of NXP):

•

directly or indirectly sell, assign, encumber, pledge, hypothecate, dispose of or otherwise transfer (by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise) of, any covered shares;

•

deposit any covered shares into a voting trust, enter into a voting agreement (other than the support agreement) with respect to any covered shares or grant any proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any covered shares), in each case, that is inconsistent with the provisions of the support agreement; or

•	agree or commit (whether or not in writing) to take any of the actions referred to in the above two bullets,

except that:

•

following the receipt of the requisite Freescale shareholder approval, the sponsor shareholder may (i) transfer the covered shares to any of its controlled affiliates or (ii) transfer the covered shares to the sponsor shareholder’s record or beneficial owners in one or more distributions in accordance with its governing documents; and

•	the sponsor shareholder may net-exercise the sponsor warrant at any time after the date of the support agreement and prior to the effective time.

Litigation

The sponsor shareholder will not, and certain sponsors have agreed to cause the sponsor shareholder to ensure, that the sponsor shareholder will not in its capacity as a shareholder of Freescale bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding which (i) challenges the validity of or seeks to enjoin the operation of any provision of the support agreement, or (ii) alleges that the execution and delivery of the support agreement by the sponsor shareholder, or the approval of the merger agreement, breaches any fiduciary duty of the Freescale board or any member thereof.

No-solicitation

The sponsor shareholder and the sponsors will comply with the obligations applicable to Freescale’s representatives described in the first and second paragraphs in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals” as if they were parties thereto, except that, solely to the extent Freescale is permitted to take the actions described in the fourth paragraph in the section entitled “The Merger Agreement—No Solicitation by Freescale of Freescale Acquisition Proposals,” the sponsor shareholder and such other signatories to the support agreement may also take such permitted actions.

Restrictions on NXP’s Acquisition of Freescale Common Shares

NXP has agreed not to, directly or indirectly, permit any of its affiliates, directly or indirectly, to acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, or voting rights in, Freescale common shares, or securities of Freescale that are convertible, exchangeable or exercisable into Freescale common shares, other than the voting rights in the covered shares as provided in the support agreement.

Termination

The support agreement will terminate and have no further force or effect as of the expiration time.

THE SHAREHOLDERS AGREEMENTS

The following describes the material provisions of the shareholders agreements, which are included in Annex A to this joint proxy statement/prospectus as exhibits to the merger agreement and incorporated by reference herein. The summary of the material provisions of the shareholders agreements below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the shareholders agreements. This summary does not purport to be complete and may not contain all of the information about the shareholders agreements that is important to you. NXP and Freescale encourage you to read carefully the shareholders agreements in their entirety.

Under the support agreement, certain of the sponsors have agreed to enter into a shareholders agreement in the agreed form attached to the merger agreement applicable to such sponsor, which we refer to in this joint proxy statement/prospectus as a “shareholders agreement,” prior to the closing date.

Pursuant to the shareholders agreements, the sponsors are prohibited from transferring any NXP ordinary shares received in the merger for three months after the completion of the merger except to certain permitted transferees. Following this initial three-month period, other than a transfer through an offering pursuant to the exercise of the registration rights described below, no sponsor is permitted to (i) transfer NXP ordinary shares to persons that would, after giving effect to such transfer, own 5% or more of the outstanding NXP ordinary shares or (ii) transfer, in any 90-day period, NXP ordinary shares in excess of 33 1/3% of the NXP ordinary shares held by such sponsor (together with its affiliates) immediately following the completion of the merger. Sponsors affiliated with Blackstone Capital Partners (Cayman) V L.P., which we refer to in this joint proxy statement/prospectus as “Blackstone,” are further subject to a 12-month standstill provision restricting, among other things, the acquisition of NXP ordinary shares.

Pursuant to the shareholders agreements, NXP will file with the SEC and use reasonable best efforts to cause to be declared effective by the SEC by the end of the three-month period following the closing date a registration statement on Form F-1 or Form F-3 or such other available form covering the NXP ordinary shares requested to be included by certain of the sponsors and providing for the resale on a delayed or continuous basis. NXP will use commercially reasonable efforts to keep such registration statement continuously effective until the earlier of (i) three years after it has been declared effective, (ii) the date of which all securities covered by such registration statement have been sold thereunder or cease to be “registrable securities” under the shareholders agreement and (iii) the date on which Blackstone’s shareholders agreement terminates.

Blackstone is entitled to deliver two notices to NXP requiring an underwritten offering. However, Blackstone may not deliver any such notice prior to six months after the closing date. The other sponsors do not have the right to demand an underwritten offering and Blackstone and the other sponsors are entitled to customary piggyback registration rights.

The shareholders agreement with respect to each sponsor (and its affiliates) will terminate upon the date that such sponsor (and its affiliates) owns less than 5% of the outstanding NXP ordinary shares owned by such sponsor and its affiliates as of the closing date. If the shareholders agreement with Blackstone is terminated, the other shareholders agreements with the other sponsors will terminate automatically.

DEBT FINANCING

Overview

NXP intends to fund the cash portion of the merger consideration with a combination of cash on hand and the debt financing, and also intends to refinance certain of Freescale’s existing indebtedness with the debt financing. NXP may access various financing sources to provide for the debt financing. Pursuant to the debt commitment letter, NXP B.V. and/or NXP Funding LLC may draw, as of the date of this joint proxy statement/prospectus up to $5.04 billion under the term facilities (as defined below), which would be provided pursuant to the debt commitment letter. In addition, pursuant to the debt commitment letter, NXP, NXP B.V. and/or other borrowers party thereto may also draw up to $600 million under a revolving facility, which may replace the existing credit facilities in whole or in part. NXP may access other financing sources, such as senior notes or convertible notes, or use cash on hand, as an alternative to or to supplement the above sources. Subject to market conditions, NXP may elect to issue senior notes or other securities to reduce the amount available under the debt commitment letter.

Term Facilities and Revolving Facility

In connection with the merger agreement, NXP B.V. entered into the debt commitment letter with the lead arrangers and the co-managers, which we refer to in this joint proxy statement/prospectus together as the “initial lenders,” regarding (i) term loan facilities, which we refer to in this joint proxy statement/prospectus as the “term facilities,” consisting of a tranche B-1 facility and a tranche B-2 facility in an aggregate amount of up to $5.04 billion and (ii) a revolving credit facility, which we refer to in this joint proxy statement/prospectus as the “revolving facility,” in the amount of up to $600 million. Subject to the terms and conditions of the debt commitment letter, the initial lenders have committed to provide the full amount of the term facilities and the full amount of the revolving facility. The proceeds of the term facilities will be used, together with cash on hand and/or other available financing resources, (a) to finance the cash portion of the merger consideration payable pursuant to the terms of the merger agreement, (b) to refinance certain of Freescale’s indebtedness that becomes due as a result of the merger, (c) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if NXP so elects, the outstanding revolving credit facility of NXP and certain of its subsidiaries, and (d) to pay certain transaction costs.

The initial lenders’ commitments under the debt commitment letter are conditioned on the completion of the merger and on other conditions typical for facilities of this kind and the negotiation and execution of final documents by the initial lenders and NXP and/or certain of its subsidiaries. A copy of the original debt commitment letter is filed as an exhibit to the current report on Form 6-K filed by NXP on March 3, 2015, which is incorporated by reference into this joint proxy statement/prospectus and a copy of the joinder agreement to the debt commitment letter, dated as of March 10, 2015, is filed as an exhibit to this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.” You are urged to read the debt commitment letter carefully in its entirety.

As of the date of this joint proxy statement/prospectus, NXP, NXP B.V. and/or NXP Funding LLC have not entered into any definitive loan agreements for the term facilities or the revolving facility and, accordingly, the actual terms of the debt financing may differ from those described herein.

Amortization

Subject to the terms and conditions of the debt commitment letter, the new tranche B-1 term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 10% of the principal amount, with the balance payable on the date that is five years after the completion of the merger and the date of the initial funding under the term facilities, which we refer to in this joint proxy statement/prospectus as the “initial funding date,” and the new tranche B-2 term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 1.0% of the principal amount, with the balance payable on the date that is seven years after the initial funding date.

Prepayments and Redemptions

Voluntary reductions of the unutilized portion of the term facilities and the revolving facility and prepayments of borrowings under the facilities will be permitted at any time, in minimum principal amounts, without premium or penalty.

Subject to certain exceptions and thresholds, (i) the term facilities and the revolving facility will be prepaid (a) upon a change of control or (b) from certain excess proceeds relating to the sale or other disposition of shares, property or other assets; and (ii) the revolving facility will be prepaid if on a revaluation date of any loan and/or letter of credit the lenders’ exposures exceed their commitments.

Subject to the terms and conditions of the debt commitment letter, the revolving facility may be borrowed, repaid and reborrowed until a date that is five years after the initial funding date.

Guarantee and Security

The term facilities will be senior secured obligations of NXP B.V. and certain of its subsidiaries and the revolving facility will be senior secured obligations of NXP and certain of its subsidiaries on a super priority basis.

Covenants and Events of Default

The term facilities and the revolving facility will contain a number of covenants that, subject to certain exceptions, contain:

•	limitations on indebtedness;

•	limitations on liens;

•	limitations on dividends and share repurchases;

•	limitations on restrictions on subsidiary distributions and negative pledges;

•	limitations on investments in less than majority-owned entities or non-restricted wholly-owned subsidiaries and on acquisitions of entities and business units;

•	limitations on acquisitions and other fundamental changes of NXP B.V. or any guarantor;

•	limitations on sales of assets and subsidiary stock; and

•	limitations on business activities of NXP Funding LLC.

The term facilities and the revolving facility will also contain certain customary events of default, including relating to non-payment, breach of covenants, cross-default, bankruptcy and change of control.

Consent Solicitation

Pursuant to the indentures governing the terms of Freescale Sub’s $500 million outstanding aggregate principal amount of 5.000% senior secured notes due 2021 and Freescale Sub’s $960 million outstanding aggregate principal amount of 6.000% senior secured notes due 2022, which we refer to in this joint proxy statement/prospectus as the “Freescale notes,” the merger will constitute a change of control upon which a holder of the Freescale notes has the right to require Freescale Sub to purchase the Freescale notes.

On April 2, 2015, Freescale Sub obtained the consent from the holders of the Freescale notes to approve amendments to, and to waive, certain provisions of the indentures governing the Freescale notes. The amendments (i) align the restricted group subject to the covenants in the indentures governing the Freescale notes with the restricted group subject to the covenants in the indentures governing the existing NXP notes and (ii) align certain other provisions of the indentures governing the Freescale notes with the terms of the indentures governing the existing NXP notes. The waivers have, among other things, waived the holders’ right to require

Freescale Sub to repurchase such holders’ Freescale notes as a result of the change of control resulting from the merger. The amendments have become effective as of April 2, 2015, but will be operative only upon the successful completion of the merger. The waivers have become effective and operative as of April 2, 2015. A supplemental indenture has been entered into on April 2, 2015 with respect to each of the indentures governing the Freescale notes containing the amendments and waivers.

It is currently anticipated that the Freescale notes will remain outstanding. The aggregate amount available under the term facilities has been reduced from $6.5 billion to $5.04 billion, as the Freescale notes will not need to be refinanced.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the merger, in which Freescale will become a wholly-owned, indirect subsidiary of NXP as well as the sale of the RF Power business, which entails the divestment of NXP’s RF Power business. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the merger and/or the sale of the RF Power business been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available as of May 27, 2015.

The unaudited pro forma condensed combined balance sheet gives effect to (i) the merger as if it had occurred on April 5, 2015 and (ii) the sale of the RF Power business as if it had occurred on April 5, 2015, while the unaudited pro forma condensed combined statement of operations for the three months ended April 5, 2015 and the year ended December 31, 2014 is presented (i) as if the merger had been completed on January 1, 2014 and (ii) as if the sale of the RF Power business had been completed on January 1, 2014. The historical financial statements have been adjusted in the pro forma financial statements to give effects to events that are (1) directly attributable to the merger and/or the sale of the RF Power business, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statement of operations does not reflect any non-recurring charges directly related to the merger that the combined company may incur upon completion of the merger. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to the completion of the merger.

The unaudited pro forma condensed combined financial data should be read in conjunction with (i) the historical audited consolidated financial statements of NXP and notes thereto as of and for the year ended December 31, 2014 and (ii) the historical audited consolidated financial statements of Freescale and notes thereto as of and for the year ended December 31, 2014, each of which is incorporated by reference into this joint proxy statement/prospectus, as well as the other information contained or incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” Certain reclassifications have been made to the historical presentation of Freescale to conform to the presentation used in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements of NXP and Freescale are based on NXP’s accounting policies. Further review may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. As of the date of this joint proxy statement/prospectus, NXP is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined financial statements of the combined company that are not reflected in the pro forma adjustments; therefore, the unaudited pro forma condensed combined financial statements do not reflect any differences in accounting policies. Upon completion of the merger, or as more information becomes available, NXP will perform a more detailed review of Freescale’s accounting policies. As a result of that review, differences may be identified between the accounting policies of the two companies that, when conformed, could have a material effect on the unaudited pro forma condensed combined financial statements.

The merger will be treated as a business combination for accounting purposes, and NXP is the deemed accounting acquirer and Freescale is the deemed accounting acquiree based on a number of factors viewed at the time of the preparation of this joint proxy statement/prospectus. Accordingly, the merger consideration paid by NXP in connection with the merger will be allocated to Freescale’s assets and liabilities based upon their fair values as of the date of the completion of the merger. The notes to the unaudited pro forma condensed combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, “Business Combinations” (ASC 805). The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, the value of NXP ordinary shares to be delivered to Freescale shareholders in connection with the merger will be determined based on the trading price of the NXP ordinary shares at the date of completion of the merger. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Following completion of the merger, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of completion of the merger. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the anticipated benefits from cost savings or synergies of NXP and Freescale operating as a combined company or for liabilities resulting from integration planning, as management of NXP and Freescale are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial statements, and such costs and liabilities could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF APRIL 5, 2015

(In millions, unless otherwise stated)

	NXP historical	Freescale historical (*)	Pro forma adjustments for the merger		Sale and wind-down of NXP RF Power business	Pro forma combined
Assets
Current assets:
Cash and cash equivalents	1,355	501	(1,415	)(1)	1,800	2,241
Receivables, net	585	591	—		(62)	1,114
Assets held for sale	59	—	—		—	59
Inventories, net	772	749	576	(2)	(36)	2,061
Deferred tax assets	8	83	—		—	91
Other current assets	115	59	—		(1)	173

Total current assets	2,894	1,983	(839)		1,701	5,739

Non-current assets:
Investments in equity-accounted investees	73	—	—		—	73
Other non-current assets	479	238	75	(6)	—	792
Property, plant and equipment, net	1,107	820	—		(69)	1,858
Identified intangible assets, net	558	55	7,903	(3)	(67)	8,449
Goodwill	1,954	—	10,266	(4)	(76)	12,144

Total non-current assets	4,171	1,113	18,244		(212)	23,316

Total assets	7,065	3,096	17,405		1,489	29,055
Liabilities and equity
Current liabilities:
Accounts payable	755	425	—		(47)	1,133
Liabilities held for sale	6	—	—		—	6
Restructuring liabilities—current	29	35	—		—	64
Payroll and related benefits	301	131	—		(7)	425
Accrued liabilities	202	183	32	(5)	(2)	415
Short-term debt	32	35	—		—	67

Total current liabilities	1,325	809	32		(56)	2,110

Non-current liabilities:
Long-term debt	4,012	5,277	710	(6)	—	9,999
Pension and postretirement benefits	267	270	—		(5)	532
Restructuring liabilities	4	4	—		—	8
Deferred tax liabilities	78	93	1,845	(7)	—	2,016
Other non-current liabilities	644	97	—		—	741

Total non-current liabilities	5,005	5,741	2,555		(5)	13,296
Equity:
Non-controlling interests	280	—	—		—	280
Stockholders’ equity	455	(3,454)	14,818	(8)	1,550	13,369

Total equity	735	(3,454)	14,818		1,550	13,649

Total liabilities and equity	7,065	3,096	17,405		1,489	29,055

*	See Note 5 for an explanation of the reclassification adjustments for purposes of presentation in the unaudited pro forma condensed combined balance sheet to Freescale’s historical balance sheet for the first quarter of 2015.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE QUARTER ENDED APRIL 5, 2015

(In millions, unless otherwise stated)

	NXP historical	Freescale historical (**)	Pro forma adjustments for the merger		Sale and wind-down of NXP RF Power business	Pro forma combined
Revenue	1,467	1,169	—		(127)	2,509
Cost of revenue	(763)	(618)	(5	)(a)	56	(1,330)

Gross profit	704	551	(5)		(71)	1,179

Research and development	(199)	(237)	(184	)(a)	12	(608)
Selling, general and administrative	(210)	(134)	(24	)(a)	9	(359)
Other income (expense)	—	(1)	—		—	(1)

Operating income (loss)	295	179	(213)		(50)	211
Financial income (expense):
Interest income (expense)—net	(46)	(78)	11	(b)	—	(113)
Foreign exchange gain (loss)	(208)	—	—		—	(208)
Gain (loss) on extinguishment of long term debt	—	(21)	—		—	(21)
Changes in fair value of warrant liability	(115)	—	—		—	(115)
Other financial expense	(4)	—	—		—	(4)

Income (loss) before taxes	(78)	80	(202)		(50)	(250)

Benefit (provision) for income taxes	(15)	(10)	—	(c)	—	(25)
Results relating to equity-accounted investees	3	—	—		—	3

Net income (loss)	(90)	70	(202)		(50)	(272)
Less: Net income (loss) attributable to non-controlling interests	17	—	—		—	17

Net income (loss) attributable to stockholders	(107)	70	(202)		(50)	(289)

Earnings per share data:
Net income (loss) attributable to stockholders per common share

Basic earnings per common share in $	(0.46)	0.23				(0.85)
Diluted earnings per common share in $	(0.46)	0.22				(0.85)

Weighted average number of shares of common stock outstanding (in thousands):
—Basic	233,116	306,911				341,179 (d)
—Diluted	233,116	314,522				341,179 (d)

**	See Note 5 for an explanation of the reclassification adjustments for purposes of presentation in the unaudited pro forma condensed combined statement of operations to Freescale’s historical statement of operations for the first quarter of 2015.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(In millions, unless otherwise stated)

	NXP historical	Freescale historical (**)	Pro forma adjustments for the merger		Sale and wind-down of NXP RF Power business	Pro forma combined
Revenue	5,647	4,634	—		(377)	9,904

Cost of revenue	(3,007)	(2,513)	(19	)(a)	183	(5,356)

Gross profit	2,640	2,121	(19)		(194)	4,548

Research and development	(763)	(863)	(730	)(a)	43	(2,313)
Selling, general and administrative	(838)	(523)	(139	)(a)	35	(1,465)
Other income (expense)	10	(7)	—		—	3

Operating income (loss)	1,049	728	(888)		(116)	773
Financial income (expense):
Interest income (expense)—net	(142)	(343)	30	(b)	—	(455)
Foreign exchange gain (loss)	(246)	—	—		—	(246)
Gain (loss) on extinguishment of long term debt	(3)	(79)	—		—	(82)
Changes in fair value of warrant liability	(2)	—	—		—	(2)
Other financial expense	(17)	(2)	—		—	(19)

Income (loss) before taxes	639	304	(858)		(116)	(31)

Benefit (provision) for income taxes	(40)	(53)	—	(c)	—	(93)
Results relating to equity-accounted investees	8	—	—		—	8

Net income (loss)	607	251	(858)		(116)	(116)
Less: Net income (loss) attributable to non-controlling interests	68	—	—		—	68

Net income (loss) attributable to stockholders	539	251	(858)		(116)	(184)

Earnings per share data:
Net income (loss) attributable to stockholders per common share

Basic earnings per common share in $	2.27	0.84				(0.54)
Diluted earnings per common share in $	2.17	0.83				(0.54)

Weighted average number of shares of common stock outstanding (in thousands):
—Basic	237,954	297,662				342,761 (d)
—Diluted	248,609	302,758				342,761 (d)

**	See Note 5 for an explanation of the reclassification adjustments for purposes of presentation in the unaudited pro forma condensed combined statement of operations to Freescale’s historical statement of operations for the year ended December 31, 2014.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In millions, unless otherwise stated)

NOTE 1—DESCRIPTION OF THE TRANSACTION

On March 1, 2015, NXP and Freescale entered into the merger agreement, pursuant to which Merger Sub will merge with and into Freescale, with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP.

Under the terms of the merger agreement, each holder of Freescale common shares (other than certain Freescale common shares which will be cancelled as set forth in the merger agreement) will be entitled to receive, with respect to each such Freescale common share, (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash, without interest.

Completion of the merger is subject to certain conditions, including but not limited to the approval of the NXP merger proposal by NXP stockholders, the approval of the Freescale merger proposal by Freescale shareholders, receipt of certain regulatory approvals, and other customary conditions. The merger agreement contains certain termination rights and obligations for both NXP and Freescale and further provides that NXP or Freescale may be required, in certain circumstances, to pay a termination fee ranging from $120 million to $600 million to the other party.

NXP intends to fund the payment of the merger consideration with $0.9 billion of existing cash, $1.0 billion of new debt and approximately 109 million NXP ordinary shares. Upon completion of the merger, former Freescale shareholders are currently expected to own approximately 30% of the NXP ordinary shares outstanding immediately after the merger, based on the number of NXP ordinary shares outstanding as of May 15, 2015.

NOTE 2—BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheet is based on the historical balance sheets of NXP and Freescale and has been prepared to reflect the merger as if it was completed on April 5, 2015. The unaudited pro forma condensed combined statement of operations assumes that the merger was completed as of January 1, 2014. The unaudited pro forma condensed combined statement of operations is based on the historical statement of operations of NXP and Freescale. To the extent identified, certain reclassifications have been reflected in the historical financial statements of Freescale to conform to NXP’s presentations, as described below in Note 5.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with FASB ASC 805. The merger will be treated as a business combination for accounting purposes, and NXP is the deemed accounting acquirer and Freescale is the deemed accounting acquiree based on a number of factors viewed at the time of the preparation of this joint proxy statement/prospectus. Accordingly, consideration paid by NXP in connection with the merger will be allocated to Freescale’s assets and liabilities based upon their fair values as of the date of the completion of the merger and the excess of the merger consideration over the fair value of Freescale’s net assets will be allocated to goodwill.

The pro forma adjustments described below have been developed based on management’s assumptions and estimates, including assumptions relating to the consideration to be paid and the allocation thereof to the assets acquired and liabilities assumed from Freescale based on preliminary estimates of fair value. The final purchase price and the allocation of the purchase price will differ from that reflected in the pro forma financial statements after final valuation procedures are performed and amounts are finalized following the completion of the merger.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined company would have been had the merger and/or the sale of the RF Power business occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial statements do not reflect any integration activities or cost savings from operating efficiencies, synergies, asset dispositions or other restructurings that could result from the merger. No adjustments were made to reflect employee termination costs to be incurred in connection with the merger, since those costs are not yet factually supportable. Additionally, acquisition-related transaction costs (such as advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred and are excluded from the unaudited pro forma condensed combined statement of operations. Such costs will be expensed in operations in the period incurred.

NXP performed a preliminary review of Freescale’s accounting policies, based primarily on publicly available information, to determine whether any adjustments were necessary to ensure comparability in the pro forma condensed combined financial statements. At this time, NXP is not aware of any differences that would have a material effect on the unaudited pro forma condensed combined financial statements; therefore, the unaudited pro forma condensed combined financial statements do not reflect any differences in accounting policies. Upon completion of the merger, or as more information becomes available, NXP will perform a more detailed review of Freescale’s accounting policies. As a result of that review, differences may be identified between the accounting policies of the two companies that, when conformed, could have a material effect on the unaudited pro forma condensed combined financial statements.

NOTE 3—PRELIMINARY ESTIMATED PURCHASE PRICE

The total preliminary estimated purchase price as of May 15, 2015 amounts to $13,334 million and has been calculated as follows:

Estimated number of NXP ordinary shares to be delivered to Freescale’s shareholders as of May 15, 2015:
Total number of Freescale common shares(1)		310,131,845
Share exchange ratio		0.3521

Estimated number of NXP ordinary shares to be delivered		109,197,423

Preliminary estimated purchase price (USD in millions):
Cash payment of $6.25 per Freescale common share		1,938
Estimated number of NXP ordinary shares to be delivered	109,197,423
Multiplied by market price of each NXP ordinary share on May 15, 2015 in USD(2)	102.72

Total value of NXP ordinary shares to be delivered (USD in millions)		11,217
Value of NXP restricted share units to be delivered to holders of Freescale restricted share units and performance-based restricted share units(3)(4)		89
Value of NXP stock options to be delivered to holders of Freescale stock options(3)(5)		90

Total preliminary estimated purchase price (USD in millions)		13,334

(1)	Represents the number of Freescale common shares issued and outstanding as of May 15, 2015.

(2)	To determine the preliminary estimated purchase price, based on the market price of NXP ordinary shares, the closing price of May 15, 2015 on NASDAQ has been used, which was $102.72.

(3)

The fair value of replacement awards attributable to pre-combination service is recorded as part of the consideration transferred in the merger, while the fair value of replacement awards attributable to post-combination service is recorded separately from the business combination and recognized as compensation cost over the remaining post-combination service period. The portion of Freescale equity awards attributable to pre-combination and post-combination service is estimated based on the ratio of the service period rendered as of May 15, 2015 to the total service period. The fair value of awards attributed to pre-combination service was recognized as a component of the purchase price. The impact of post-combination compensation cost has been recorded as adjustment to the unaudited pro forma condensed combined statement of operations for the quarter ended April 5, 2015 and the year ended December 31, 2014. See Note 6 for adjustment amounts related to share-based compensation. NXP will recalculate the fair value of the Freescale equity awards as of the closing date to determine the excess fair value amounts, if any, to be recorded as compensation expense by NXP. Various estimates were used in this calculation, which could differ significantly from actual amounts calculated at the closing date of the merger, and such differences could have a material impact on the total purchase price.

(4)	The fair value of NXP equivalent restricted share units was estimated based on the closing price of Freescale common shares on May 15, 2015. The equivalent number of market based restricted share units was estimated based on the closing price of Freescale common shares on May 15, 2015 using the results of Freescale’s original Monte-Carlo valuation model. These estimates are subject to change with market conditions and other circumstances, and these changes may have a material impact on the fair value of restricted share units and market based restricted share units used to calculate the total purchase price.

(5)	The fair value of the NXP equivalent stock options was estimated as of May 15, 2015 using the Black-Scholes valuation model utilizing various assumptions. The expected volatility of the NXP ordinary share price is based on the average implied volatility over the expected term based on daily closing share prices of NXP ordinary shares and Freescale common shares. The expected term of the option is based on average remaining contractual exercise term. The share price volatility and expected term are based on NXP’s best estimates at this time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the total consideration that will be recorded at the effective time of the merger. These estimates are subject to change with market conditions and other circumstances, and these changes may have a material impact on the fair value of stock options used to calculate the total purchase price.

In general, Freescale’s outstanding equity awards include a provision for acceleration of vesting in certain circumstances involving termination of the employee holding such equity awards during a certain time period following a change in control. Certain awards have terms relative to the acceleration of vesting that differ from this general provision. No adjustments have been made to the unaudited pro forma condensed combined financial statements as a result of the potential accelerated vesting, as NXP cannot currently predict the nature and extent of any such terminations to be made.

The estimated consideration to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. The fair value of the NXP equity securities delivered as part of the consideration transferred will be measured, at the closing date of the merger, based on the number of Freescale common shares outstanding multiplied by the exchange ratio of 0.3521 and the then-current market price of NXP ordinary shares. This requirement will likely result in a per share equity component different from the $102.72 closing price of NXP ordinary shares on May 15, 2015 that is assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. An increase (or decrease) by as much as 10% in the NXP common stock price on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed combined financial statements is reasonably possible based upon the recent share price history of NXP ordinary shares. A change in the estimated fair value of the share price of NXP ordinary shares of 10% would increase (or decrease) the consideration paid by approximately $1,131 million, with a corresponding increase (or decrease) in the goodwill recorded in connection with the merger.

NOTE 4—PRELIMINARY ESTIMATED PURCHASE PRICE ALLOCATION

Under the acquisition method of accounting, the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Freescale as of April 3, 2015. As of the date of this joint proxy statement/prospectus, NXP has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of Freescale’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price. Therefore, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and subject to final management analysis, with the assistance of third party valuation advisors, following the completion of the merger. The estimated intangible asset values and their useful lives could be affected by a variety of factors that may become known to NXP only upon access to additional information and/or changes in these factors that may occur prior to the effective time of the merger. The preliminary estimated intangible assets consist of customer relationships, developed technology, sales order backlog, trade name and in-process research and development. The estimated useful lives range between one year and eleven years and are detailed in the schedule below. The estimated fair values of the intangibles were based primarily on current estimates of Freescale’s expected future cash flows and may change as estimates and assumptions are refined. Additional intangible asset classes may be identified as the valuation process continues.

The excess of the purchase price over the tangible and identified intangible assets acquired and liabilities assumed has been allocated to goodwill.

The preliminary allocation of the purchase price as of May 15, 2015 is estimated as follows:

Total preliminary purchase price (USD in millions)		$13,334
Estimated fair value of net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$501
Accounts receivables, net	591
Inventories, net	1,325
Other current assets	142
Property, plant and equipment	820
Other non-current assets, net	238
Accounts payable, accrued liabilities and other current liabilities	(809)
Deferred tax liabilities	(1,938)
Other long-term liabilities	(371)
Long-term debt	(5,389)

		(4,890)
Estimated fair value of identified intangible assets acquired and liabilities assumed:
Customer relationships	1,061
Developed technology	5,318
Sales order backlog	114
Trade name	54
In-process research and development	1,411

		7,958
Estimated goodwill		$10,266

Tangible assets acquired and liabilities assumed

NXP has estimated the fair value of tangible assets acquired and liabilities assumed. These estimates are based on a preliminary valuation performed as of March 26, 2015 and are subject to further review by management. See Note 6 below for a further explanation of the assumptions related to certain of the assets assumed.

Property, plant and equipment, net is required to be measured at fair value unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. NXP does not have sufficient information at this time as to the specific nature, age, condition or location of the land, buildings and improvements, machinery and equipment, and assets not yet placed in service, as applicable, and NXP does not know the appropriate valuation premise, in use or in exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated as well as a profile of the associated market participants. All of these factors could result in differences between fair value and net book value. Accordingly, for the purposes of these unaudited pro forma condensed combined financial statements, NXP believes, to the best of its knowledge, that the current Freescale book values represent the best estimate of fair value. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the effective date of the merger. For each $100 million of fair value adjustment that changes property, plant and equipment, there could be an annual change in depreciation expense approximating $10 million ($2.5 million per quarter), assuming a weighted average useful life of 10 years.

Identified intangible assets

As of the completion of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with Freescale, NXP identified the following significant intangible assets: customer relationships, developed technology, sales order backlog, trade name and in-process research and development.

For purposes of these unaudited pro forma condensed combined financial statements, the fair value of these intangible assets has been determined primarily through the use of the “income approach,” which requires an estimate or forecast of all the expected future cash flows through the use of either the multi-period excess earnings method or the relief-from-royalty method.

At this time, NXP does not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to perform a final valuation of customer relationships, developed technology, sales order backlog, trade name and in-process research and development. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of revenue, research and development expenses, sales and marketing expenses, net working capital, capital expenditures and contributory asset charges) and the discount rate selected to measure the risks inherent in the projections of future cash flows. However, for the purposes of these unaudited pro forma condensed combined financial statements, using currently available information, such as Freescale’s historical and projected revenues, customer attrition rates, cost structure and certain other high-level assumptions, the fair value of the customer relationships, technology and other intangibles were estimated by NXP management to be as follows: customer relationships—$1,061 million, with a weighted average useful life of 11 years; developed technology—$5,318 million, with a weighted average useful life of 10 years; sales order backlog—$114 million, with a weighted average useful life of 0.3 years; trade name—$54 million, with a weighted average useful life of 5 years; and in-process research and development of $1,411 million. Acquired in-process research and development (IPRD) is an intangible asset classified as an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPRD will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPRD is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators of impairment.

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma condensed combined financial statements. Once NXP has full access to the specifics of Freescale’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, and (ii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to NXP only upon access to additional information and/or changes in such factors that may occur prior to the effective time of the merger.

NOTE 5—RECLASSIFICATION ADJUSTMENTS

The purpose of the following reclassification adjustments is to conform Freescale’s balance sheet presentation to NXP’s balance sheet presentation. Freescale historically presented deferred tax assets, payroll and related benefits, restructuring liabilities and pension and postretirement benefits condensed in certain line items of the balance sheet, which are split out as separate financial line items to conform to NXP’s balance sheet presentation. Additionally, Freescale historically presented certain tax items under other current assets, while NXP presents these under receivables, net. Furthermore, certain capitalized product specific costs were reclassified from other non-current assets to property, plant and equipment.

($ in millions)	As of April 5, 2015
Other current assets, as reported by Freescale	174
Reclassify to Deferred tax assets	(83)
Reclassify to Receivables, net	(32)

Adjusted Freescale Other current assets, to conform to NXP	59

Deferred tax assets, as reported by Freescale	—
Reclassified from Other current assets	83

Adjusted Freescale Deferred tax assets, to conform to NXP	83

Receivables, net, as reported by Freescale	559
Reclassified from Other current assets	32

Adjusted Freescale Receivables, net, to conform to NXP	591

Other non-current assets, as reported by Freescale	300
Reclassify to Property, plant and equipment	(62)

Adjusted Freescale Other non-current assets, to conform to NXP	238

Property, plant and equipment, as reported by Freescale	758
Reclassified from Other non-current assets	62

Adjusted Freescale Property, plant and equipment, to conform to NXP	820

Accrued liabilities, as reported by Freescale	349
Reclassify to Restructuring liabilities—current	(35)
Reclassify to Payroll and related benefits	(131)

Adjusted Freescale Accrued liabilities, to conform to NXP	183

Restructuring liabilities—current, as reported by Freescale	—
Reclassified from Accrued liabilities	35

Adjusted Freescale Restructuring liabilities—current, to conform to NXP	35

Payroll and related benefits, as reported by Freescale	—
Reclassified from Accrued liabilities	131

Adjusted Freescale Payroll and related benefits, to conform to NXP	131

($ in millions)	As of April 5, 2015
Other non-current liabilities (including deferred taxes), as reported by Freescale	464
Reclassify to Pension and postretirement benefits	(270)
Reclassify to Restructuring liabilities	(4)

Adjusted Freescale Other non-current liabilities (including deferred taxes), to conform to NXP	190

Pension and postretirement benefits, as reported by Freescale	—
Reclassified from Other non-current liabilities	270

Adjusted Freescale Pension and postretirement benefits, to conform to NXP	270

Restructuring liabilities, as reported by Freescale	—
Reclassified from Other non-current liabilities	4

Adjusted Freescale Restructuring liabilities, to conform to NXP	4

The purpose of the following reclassification adjustments is to conform Freescale’s statement of operations presentation to NXP’s statement of operations presentation. Freescale historically presented “Amortization expense for acquired intangible assets” as a separate financial statement line item, while NXP presents these expenses primarily in the “Selling, general and administrative” functional category. Additionally, Freescale historically presented “Reorganization of business and other” as a separate financial statement line item, while NXP splits out restructuring cost and disposition activities per functional category in “Cost of revenue,” “Research and development,” “Selling, general and administrative” and “Other income (expense).”

($ in millions)	Q1 2015 (ended April 5)	Year-end December 31, 2014
Amortization expense for acquired intangible assets, as reported by Freescale	(5)	(15)
Reclassify to Selling, general and administrative	5	15

Adjusted Freescale Amortization expense for acquired intangible assets	—	—

Reorganization of business and other, as reported by Freescale	(26)	(37)
Reclassify to Cost of revenue	2	4
Reclassify to Research and development	15	17
Reclassify to Selling, general and administrative	8	9
Reclassify to Other income (expense)	1	7

Adjusted Freescale Reorganization of business and other	—	—

Cost of revenue, as reported by Freescale	(616)	(2,509)
Reclassified from Reorganization of business and other	(2)	(4)

Adjusted Freescale Cost of revenue to conform to NXP	(618)	(2,513)

Research and development, as reported by Freescale	(222)	(846)
Reclassified from Reorganization of business and other	(15)	(17)

Adjusted Freescale Research and development to conform to NXP	(237)	(863)

Selling, general and administrative, as reported by Freescale	(121)	(499)
Reclassified from Amortization expense for acquired intangible assets	(5)	(15)
Reclassified from Reorganization of business and other	(8)	(9)

Adjusted Freescale Selling, general and administrative to conform to NXP	(134)	(523)

Other income (expense), as reported by Freescale	—	—
Reclassified from Reorganization of business and other	(1)	(7)

Adjusted Freescale Other income (expense) to conform to NXP	(1)	(7)

NOTE 6—PRO FORMA ADJUSTMENTS

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Balance Sheet

(1) Cash and cash equivalents

The net pro forma adjustment of $1,415 million to cash and cash equivalents is calculated as follows:

Cash portion of merger consideration	$(1,938)
Proceeds from additional borrowings	1,000
Payment of debt issuance costs	(75)
Redeemed debt of Freescale	(402)

Net pro forma adjustment to cash and cash equivalents	$(1,415)

(2) Inventories, net

To record the difference between the historical book value and preliminary estimated fair values of Freescale’s inventory acquired in the merger, no corresponding adjustments have been recorded in the unaudited pro forma condensed combined statement of operations as the step-up in inventory value is not expected to be recurring. Freescale’s inventory consists of raw materials, work in process and finished goods. For purposes of these unaudited pro forma condensed combined financial statements, the preliminary fair value of inventory has been determined based on currently available information and certain high-level assumptions and may be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma condensed combined financial statements.

Raw material inventory is measured at fair value (current replacement cost), which is estimated to be the current carrying value. Work-in-process inventory is estimated at the fair market value, which is the estimated selling price less the sum of (a) costs to complete the manufacturing process, (b) costs of selling effort, and (c) a reasonable profit margin for the completion of the manufacturing process and selling effort. Finished goods inventory is estimated at the fair market value, which is the estimated selling price less the sum of (a) costs of selling effort, and (b) a reasonable profit margin for the selling effort.

The pro forma adjustment of $576 million reflects the step-up in value of the acquired work-in-process and finished goods inventory. The increased valuation of the inventory will increase cost of revenue as the acquired inventory is sold after the closing date of the merger. There is no continuing effect of the acquired inventory adjustment on the combined operating results and, as such, this adjustment is not addressed in the unaudited pro forma condensed combined statements of operations.

(3) Identified intangible assets

The net pro forma adjustment to identified intangible assets, net, includes the elimination of Freescale pre-merger intangible assets and is calculated as follows:

Value assigned to intangible assets acquired (Note 4)	$7,958
Pre-merger Freescale intangible assets	(55)

Total pro forma adjustment to identified intangible assets	$7,903

See Note 4 for the estimated purchase price allocation. The final valuation could differ significantly from the current estimate. The pro forma purchase price allocation is preliminary as the merger has not yet been completed. The pro forma presentation assumes that the historical values of Freescale’s tangible assets and liabilities approximate fair value. Additionally, the allocation of the purchase price to acquired intangible assets is preliminary and subject to the final outcome of management’s analysis.

(4) Goodwill

The pro forma adjustment to goodwill is as follows:

Purchase price allocation to goodwill (Note 4)	$10,266

(5) Accrued liabilities

The pro forma adjustment of $32 million includes an approximation of the unpaid non-recurring merger-related costs (that are not reflected in the historical financial statements of either NXP or Freescale) such as investment banking fees, legal fees, accounting fees, valuation fees and other expenses associated with the merger, which NXP expects to incur (estimated). While presented in the unaudited pro forma condensed combined balance sheet, these costs have been excluded from the unaudited pro forma condensed combined statements of operations as there is no continuing effect of such costs.

(6) Long-term debt

The net pro forma Long-term debt adjustment of $710 million includes the issuance of additional debt by NXP of $1,000 million to partially fund the cash portion of the merger consideration, $112 million to record the difference between the historical book value and preliminary estimated fair value of Freescale’s senior secured 5% notes due 2021 and senior secured 6% notes due 2022, offset by $402 million of Freescale debt which will be redeemed prior to the completion of the merger and NXP anticipates capitalizing deferred financing costs of approximately $75 million for the issuance of additional debt and the refinancing by NXP of Freescale’s remaining $3,450 million of debt which is reflected in other non-current assets. The corresponding change in interest expense that would have been recorded as a result in the change in fair value of the notes was minimal and has not been reflected in the unaudited pro forma condensed combined statement of operations.

(7) Deferred income taxes

To record deferred tax liabilities related to the change in fair values in connection with acquisition accounting and a consequential reduction of the existing valuation allowance of Freescale. These adjustments are based on a preliminary valuation and are subject to further review by NXP’s management, which may result in material adjustments to deferred income taxes with an offsetting adjustment to goodwill.

(8) Stockholders’ equity

The historical shareholders’ equity of Freescale will be eliminated upon the completion of the merger. The total stockholders’ equity of the combined company will be increased over the pre-merger NXP stockholders’ equity by the value of the NXP ordinary shares delivered in connection with the merger. NXP will be delivering approximately $11,217 million of NXP ordinary shares as part of the purchase price consideration, and estimates the number of replacement stock options, restricted share units and other equity-based awards to be $179 million. The number of shares delivered is dependent on the number of Freescale common shares, stock options, restricted share units and other equity-based awards outstanding on the date of the merger. Refer to Note 3 for a discussion of the determination of the estimated preliminary purchase price which includes how the NXP ordinary shares to be delivered in connection with the merger and stock based awards outstanding at the date of the merger were valued.

The calculation of the pro forma adjustments to total stockholders’ equity is as follows:

Elimination of pre-merger Freescale equity balances	$3,454
Impact of shares to be delivered to Freescale shareholders	11,396
Estimated transaction costs	(32)

Total pro forma adjustment	$14,818

Statement of Operations

(a) Cost of revenue, Research and development, Selling, general and administrative

The adjustments reflect the amortization for customer relationships, developed technology, sales order backlog and trade name, which will be recognized in the statements of operations using a straight-line method over estimated useful lives between one and eleven years and post-merger stock compensation expense.

The pro forma adjustments related to amortization expense are as follows:

Three months ended April 5, 2015:	Cost of revenue	Research and development	Selling, general and administrative
Elimination of Freescale historical amortization expense	$—	—	$(5)
Amortization of intangible assets acquired	—	176	27
Incremental post-merger stock compensation expense	5	8	8
Reversal of merger transaction costs	—	—	(6)

Pro forma adjustment	$5	$184	$24

Twelve months ended December 31, 2014:	Cost of revenue	Research and development	Selling, general and administrative
Elimination of Freescale historical amortization expense	$(1)	—	$(15)
Amortization of intangible assets acquired	—	704	107
Incremental post-merger stock compensation expense	20	26	47

Pro forma adjustment	$19	$730	$139

(b) Interest expense

The pro forma interest expense includes an adjustment of a $11 million benefit (December 31, 2014: an adjustment of a $30 million benefit) as a result of the redemption of Freescale debt and the re-financing of senior secured term loan facilities at the completion of the merger offset by the issuance of NXP debt.

(c) Income taxes

The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had NXP and Freescale filed consolidated income tax returns during the periods presented. The overall impact of the preliminary estimates of the tax effect of the pro forma adjustments has not been included as these estimates are subject to finalization by NXP’s management. Preliminary estimates of the tax effect of the pro forma adjustments indicate a benefit resulting from a reduction of the deferred tax liability related to the amortization of intangible assets acquired and an expense for the effect of the reduction of the valuation allowance of Freescale. Estimated amounts of the pro forma tax effects could change significantly after the management of NXP has completed its evaluation of the merger.

(d) Basic and diluted shares

(shares in thousands)	NXP three months ended April 5, 2015	Freescale three months ended April 3, 2015	Combined
Historical basic weighted average shares outstanding	233,116	306,911
Exchange ratio	—	0.3521
Adjusted basic and diluted weighted average shares outstanding	233,116	108,063	341,179

(shares in thousands)	NXP year ended December 31, 2014	Freescale year ended December 31, 2014	Combined
Historical basic weighted average shares outstanding	237,954	297,662
Exchange ratio	—	0.3521
Adjusted basic and diluted weighted average shares outstanding	237,954	104,807	342,761

NOTE 7—SALE OF NXP RF POWER BUSINESS

On May 28, 2015, NXP B.V. entered into an agreement to facilitate the sale of NXP’s RF Power business for a total consideration that NXP will receive upon closing of the sale of $1.8 billion. The pro forma condensed combined financial statements have been adjusted to reflect the sale of the RF Power business as all of the operations relating to the RF Power business will have been sold or substantially wound down prior to the closing of the merger.

DESCRIPTION OF NXP ORDINARY SHARES

The following description of the material terms of the NXP ordinary shares is a summary only and is not a complete description of such terms. The rights of the holders of NXP ordinary shares will be governed by Dutch law and the articles of association of NXP. A copy of the articles of association of NXP is available on NXP’s website and is incorporated by reference into this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.” Freescale and NXP urge you to read the articles of association of NXP carefully and in their entirety.

Share Capital

Authorized Share Capital

The articles of association of NXP provide for two classes of shares, 430,503,000 NXP ordinary shares and 645,754,500 cumulative preferred shares. The cumulative preferred shares are divided into one series numbered PA, consisting of 430,503,000 cumulative preferred shares and one series numbered PB, consisting of 215,251,500 cumulative preferred shares. All shares have a par value of EUR 0.20 each.

Issued Share Capital

As of close of business on May 15, 2015, there were issued and outstanding (i) 251,751,500 NXP ordinary shares (and 19,619,326 NXP ordinary shares issued and held by NXP in treasury) and (ii) zero cumulative preferred shares.

Issuance of NXP Ordinary Shares

NXP ordinary shares are issued pursuant to a resolution proposed by the NXP board and adopted by the NXP general meeting.

The NXP board is authorized to issue shares if the NXP board has been authorized to do so by the NXP general meeting for a period not exceeding five years.

Pre-emptive rights

Upon the issuance of NXP ordinary shares, each holder of NXP ordinary shares has a pre-emptive right in proportion to the aggregate amount of its NXP ordinary shares. Holders of NXP ordinary shares do not have pre-emptive rights upon an issuance of NXP ordinary shares to NXP employees, an issuance of NXP ordinary shares against a contribution in kind or an issuance of cumulative preferred shares.

Pre-emptive rights can be restricted or excluded by the NXP general meeting, or by the NXP board if thereto authorized by the NXP general meeting for a period not exceeding five years.

Transfer of NXP Ordinary Shares

NXP ordinary shares can be transferred by private deed to which the transferor and the transferee are a party. All NXP ordinary shares traded on NASDAQ are included in the DTC-system and delivery of those shares will take effect through the clearing and settlement facilities of DTC.

Form of NXP Ordinary Shares

NXP ordinary shares are issued in registered form only. No share certificates are issued for NXP ordinary shares.

Repurchase of NXP Ordinary Shares

NXP is permitted to acquire fully paid-up shares in its own capital at any time if no consideration is paid therefor.

Furthermore, subject to certain provisions of Dutch law and the articles of association of NXP, NXP is permitted to repurchase fully paid-up shares in its own share capital if (i) the portion of NXP’s equity that exceeds the aggregate of the paid-up and called-up part of the share capital and the reserves that must be maintained pursuant to Dutch law or the articles of association of NXP is at least equal to the aggregate purchase price paid in the repurchase and (ii) the aggregate par value of the shares to be acquired, and of any shares already held, by NXP and its subsidiaries does not exceed one-half of NXP’s issued capital.

NXP will only be able to repurchase its shares following a resolution of the NXP board, acting pursuant to an authorization for the repurchase of shares granted by the NXP general meeting not exceeding a period of 18 months.

No authorization of the NXP general meeting is required if NXP shares are acquired by NXP for transfer to employees of NXP or its subsidiaries pursuant to a compensation scheme.

Capital Reduction

The NXP general meeting may resolve to reduce the issued share capital by reducing the par value of the shares through an amendment to the articles of association of NXP or by cancelling shares. Only NXP ordinary shares held by NXP can be cancelled.

Dividends and Other Distributions

The profits earned by NXP in a financial year will be distributed as follows:

•

If any cumulative preferred shares series PA are outstanding, a preferred dividend will be paid on each outstanding cumulative preferred share of series PA in an amount equal to 12-month EURIBOR plus up to 300 basis points as determined by the NXP board to be calculated over the paid-up part of the par value of the cumulative preferred shares and any unpaid preferred dividends relating to prior years.

•

If in a given financial year no profit is made or the profits are insufficient to allow for the full payment of the preferred dividend on the cumulative preferred shares series PA, the deficit will be charged to the distributable reserves. If the distributable reserves are not sufficient either, the profits earned in subsequent years will be applied first to clear the deficit on the cumulative preferred shares series PA.

•

After payment in full on the cumulative preferred shares series PA, a distribution will be made on the cumulative preferred shares series PB. The immediately preceding two bullets above apply mutatis mutandis on the payment of distributions on the cumulative preferred shares series PB.

•	Any amount of profits remaining after the payment described in the immediately preceding three bullets above will be carried to the reserve as the NXP board may deem necessary.

•	The then remaining profits are at the free disposal of the NXP general meeting.

Distributions of profits will be permitted only to the extent of that portion of NXP’s equity that exceeds the aggregate of the paid-up and called-up part of the share capital and the reserves that must be maintained pursuant to Dutch law or the articles of association of NXP.

Distributions will be paid after the adoption of NXP’s annual accounts, except that the NXP board may pay interim distributions to be charged against the distribution of profits if it appears from NXP’s interim accounts that the requirements for the distribution of profits will be satisfied.

General Meeting

An NXP general meeting will be held at least once a year within six months after the end of the financial year. NXP general meetings are held in the Netherlands, in the municipality of Amsterdam, The Hague, Eindhoven, Haarlemmermeer, Rotterdam or Utrecht.

Notice of an NXP general meeting will be given at least 15 days before the date of the meeting. The record date for the NXP general meeting will be 28 days prior to the date of the meeting.

NXP shareholders (individually or collectively) representing at least 3% of NXP’s issued share capital will be entitled to include items on the agenda of any NXP general meeting. The request must be made by such shareholders at the latest 60 days before the date the NXP general meeting.

One or more NXP shareholders representing (individually or collectively) at least 10% of NXP’s issued share capital may request the Dutch court to order that an NXP general meeting be held and may on their application be authorized by the court to convene an NXP general meeting. The court will refuse the application only if the applicants have not previously requested the NXP board to convene an NXP general meeting and the NXP board has not taken the necessary steps so that the NXP general meeting could be held within six weeks after the request.

Voting Rights and Quorum

Each NXP ordinary share and each cumulative preferred share confers the right to cast one vote at the NXP general meeting.

NXP does not follow NASDAQ’s quorum requirements applicable to general meetings. Resolutions proposed to the NXP general meeting by the NXP board are adopted by a simple majority of the votes cast without a quorum requirement being applicable, unless Dutch law or the articles of association of NXP provide otherwise. Resolutions proposed by NXP shareholders require a resolution adopted by a two-thirds majority of the votes cast, which two-thirds majority represents at least half of the issued share capital.

Blank votes and invalid votes will be regarded as not have been cast. No votes may be cast in respect of NXP ordinary shares that are held by NXP or its subsidiaries.

Amendment to the Articles of Association

The NXP general meeting is authorized to amend the articles of association of NXP, but only upon proposal by the NXP board. If a proposal to amend the articles of association of NXP is to be made at an NXP general meeting the notice convening the general meeting will state so. A copy of the proposal will be kept available at NXP’s corporate seat in Eindhoven, the Netherlands, and such other locations as the NXP board determines for inspection by NXP shareholders until the conclusion of the NXP general meeting.

Major Transactions, Mergers, Demergers and Dissolution

Resolutions of the NXP board regarding significant changes in the identity or nature of NXP or its businesses must be approved by the NXP general meeting. Significant changes in the identity or nature of NXP or its businesses include:

•	the transfer of all or nearly all of the businesses of NXP to a third party;

•	entering into or terminating a long-term cooperation of NXP with a third party, if such cooperation is of major significance to NXP;

•	becoming or withdrawing as a fully liable partner in a limited partnership or general partnership if such partnership is of major significance to NXP; or

•

acquiring or disposing of participating interests in the capital of any legal entity at a value at least equal to one third of the sum of the assets of NXP as shown on its consolidated balance sheet according to the most recently adopted annual accounts (which accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS)).

The resolution to enter into a legal merger or demerger or to dissolve NXP is adopted by the NXP general meeting on a proposal of the NXP board. In the event NXP is dissolved, the NXP board will be the liquidators of its assets, unless the NXP general meeting appoints other liquidators.

Listing

The NXP ordinary shares are listed on NASDAQ under the ticker symbol “NXPI.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF NXP AND FREESCALE

This section describes the material differences between the rights of Freescale shareholders before completion of the merger, and the rights of NXP shareholders. These differences arise principally from differences between Bermuda law and the Dutch Civil Code, and between Freescale’s memorandum of association and bye-laws, on the one hand, and the articles of association of NXP, on the other hand.

Freescale is a Bermuda exempt limited liability company subject to the Companies Act. Freescale shareholders’ rights are currently governed by Freescale’s memorandum of association and bye-laws and Bermuda law. NXP is a Dutch public limited liability company. If the merger is completed, the rights of Freescale shareholders who become NXP shareholders will be governed by the Dutch Civil Code and the articles of association of NXP. The following description summarizes the material differences that may affect the rights of NXP shareholders and Freescale shareholders, but does not purport to be a complete summary of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Shareholders should read carefully the relevant portions of the Companies Act, the Dutch Civil Code, Freescale’s memorandum of association and bye-laws, and the articles of association and board rules of NXP. Copies of the documents referred to in this summary may be obtained as described in the section entitled “Where You Can Find More Information.”

	FREESCALE	NXP
Authorized Capital

Freescale has an authorized share capital of $10,000,000 consisting of (i) 900,000,000 common shares of par value $0.01 per common share and (ii) 100,000,000 preference shares of par value $0.01 per preference share.

As of close of business on May 27, 2015, there were issued and outstanding (i) 310,360,619 common shares (and 190,642 common shares issued and held by Freescale in treasury) and (ii) zero preference shares.

NXP’s authorized share capital consists of 430,503,000 NXP ordinary shares with a par value of EUR 0.20 each and 645,754,500 cumulative preferred shares with a par value of EUR 0.20 each, divided into one series numbered PA of 430,503,000 shares and one series numbered PB of 215,251,500 shares.

As of close of business on May 15, 2015, there were issued and outstanding (i) 251,751,000 NXP ordinary shares (and 19,619,326 NXP ordinary shares issued and held by NXP in treasury) and (ii) zero cumulative preferred shares.

Voting Rights	Each holder of Freescale common shares is entitled to one vote per share.

Each NXP ordinary share and each cumulative preferred share confers the right to cast one vote at the NXP general meeting.

No votes may be cast at the NXP general meeting in respect of NXP shares that are held by NXP or any of its subsidiaries. Usufructuaries and pledgees of NXP shares that belong to NXP or its subsidiaries will not be excluded from the right to vote if the right of usufruct or pledge was created before the shares

	FREESCALE	NXP

concerned were held by NXP or a subsidiary of NXP. NXP or a subsidiary of NXP may not cast votes for shares in respect of which NXP or the subsidiary holds a right of pledge or usufruct.

Dividend Rights

Under Bermuda law, a company may pay dividends on its issued and outstanding shares in accordance with the company’s bye-laws and the rights attaching to the company’s shares. Dividends may be declared by a company’s board of directors, out of any funds of the company legally available for the payment of such dividends, subject to any preferred dividend right of any holders of any preference shares from time to time.

Subject to the bye-laws and in accordance with the Companies Act, the Freescale board may declare a dividend to be paid to Freescale shareholders, in proportion to the number of shares held by them.

Dividends may be paid in cash, or wholly or partly in specie in which case the Freescale board may fix the value for distribution in specie of any assets. No unpaid dividend will bear interest as against Freescale.

Under the Freescale bye-laws, the Freescale board may fix any date as the record date for determining Freescale shareholders entitled to receive any dividend.

Before declaring a dividend, the Freescale board may set aside out of the surplus or profits of Freescale, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalizing dividend or for any other purpose.

Annually the NXP board may submit a proposal to the NXP general meeting with respect to the amount of dividend to be declared with respect to the prior financial year.

A dividend proposal will be subject to the availability of distributable reserves or profits and may be affected by, among other factors, the NXP board’s view on NXP’s future liquidity requirements. Accordingly, the NXP board may determine not to pay a dividend or to pay a lower dividend with respect to any particular year, by adding all or a portion of the profits to NXP’s reserves.

The calculation of profits or reserves available for distribution will be based on NXP’s Dutch statutory accounts prepared in accordance with IFRS. Distributions will only be permitted to be made to the extent that NXP’s equity exceeds the aggregate of NXP’s issued and paid-up share capital and reserves that must be maintained pursuant to Dutch law or the articles of association of NXP.

If NXP cumulative preferred shares are outstanding, priority will be given to a preferred dividend to be paid on the outstanding cumulative preferred shares. This preferred dividend will be a fixed percentage of the amount paid up on such shares.

If both cumulative preferred shares of series PA and series PB are outstanding, the distribution due on the cumulative preferred shares of the PA-series will be paid first. If in a given financial year no profit is made or the profits are insufficient to allow for a full distribution on the NXP cumulative preferred shares,

	FREESCALE	NXP

the deficit will be charged to the reserves. If the reserves are not sufficient either, the profits earned in subsequent years will be applied first to clear the deficit on the cumulative preferred shares.

Dividends may be paid in cash or in kind.

Issuance of Shares	Subject to the bye-laws of Freescale and to any resolution of Freescale shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of Freescale shares, the Freescale board will have the power to issue any unissued shares of Freescale on such terms and conditions as it may determine.

NXP shares are issued pursuant to a resolution proposed by the NXP board and adopted by the NXP general meeting.

The NXP board is authorized to issue shares if the NXP board has been authorized to do so by the NXP general meeting for a period not exceeding five years.

Pre-emptive Rights	Under Bermuda law, no shareholder has a pre-emptive right to subscribe for additional issuances of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of such company or under any contract between the shareholder and the company. The Freescale bye-laws are silent with respect to pre-emptive rights for shareholders.

Upon the issuance of NXP ordinary shares, each holder of NXP ordinary shares has a pre-emptive right in proportion to the aggregate amount of its NXP ordinary shares. Holders of NXP ordinary shares do not have pre-emptive rights upon an issuance of NXP ordinary shares to NXP employees, an issuance of NXP ordinary shares against a contribution in kind or an issuance of cumulative preferred shares. Holders of cumulative preferred shares have no pre-emptive rights.

Pre-emptive rights can be restricted or excluded by the NXP general meeting, or by the NXP board if authorized by the NXP general meeting for a period not exceeding five years.

Repurchase of Shares

Freescale may repurchase its own shares for cancellation or acquire them as treasury shares in accordance with the Companies Act on such terms as the Freescale board thinks fit.

The Freescale board may exercise all of the powers of Freescale to purchase or acquire all or any part of its own shares in accordance with the Companies Act.

NXP is permitted to acquire fully paid-up shares in its own share capital at any time if no consideration is paid therefor.

Furthermore, subject to certain provisions of Dutch law and the articles of association of NXP, NXP is permitted to repurchase fully paid-up shares in its own share capital if (i) the portion of NXP’s equity that exceeds the aggregate of the paid-up and called-up part of the share capital and the reserves that must be

	FREESCALE	NXP

maintained pursuant to Dutch law or the articles of association of NXP is at least equal to the aggregate purchase price and (ii) the aggregate par value of the shares to be acquired, and of any shares already held, by NXP and its subsidiaries does not exceed one-half of NXP’s issued capital.

NXP will only be able to repurchase its shares following a resolution of the NXP board, acting pursuant to an authorization for the repurchase of shares granted by the NXP general meeting not exceeding a period of 18 months.

No authorization of the NXP general meeting is required if NXP shares are acquired by NXP for transfer to employees of NXP or its subsidiaries pursuant to a compensation scheme.

Restrictions on Transfers

The Freescale board may refuse to recognize any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Freescale board may reasonably require to show the right of the transferor to make the transfer. Shares may also be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Companies Act.

The Freescale board may in its absolute discretion and without providing a reason, refuse to register the transfer of a share which is not fully paid up. The Freescale board must refuse to register a transfer unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained (if required). If the Freescale board refuses to register a transfer of any share the secretary must send to the transferor and transferee notice of the refusal within three months after the date on which the transfer was lodged with Freescale.

There are no transfer restrictions on NXP ordinary shares. Any transfer of cumulative preferred shares will require the prior approval of the NXP board.

	FREESCALE	NXP
Appraisal / Dissenters’ Rights

Under Bermuda law, a dissenting shareholder of an amalgamating or merging company that does not believe it has been offered fair value for its shares may apply to the Bermuda Court to appraise the fair value of its shares.

Where the Bermuda Court has appraised any such shares and the amalgamation or merger has been completed before the appraisal then, within one month of the Bermuda Court appraising the value of the shares, if the amount (if any) paid to the dissenting shareholder for its shares is less than that appraised by the Bermuda Court, the amalgamated or merged company will pay to such shareholder the difference between the amount paid to such shareholder and the value appraised by the Bermuda Court.

Dutch law only provides appraisal rights in the context of a cross-border merger within the European Economic Area: to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Economic Area, a shareholder of a Dutch company that will disappear in such merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.

No such rights will be available to NXP shareholders in the merger.

Number of Directors	The Freescale board must consist of at least 3 and no more than 15 directors, the exact number to be fixed from time to time by resolutions of the Freescale board.	The NXP board consists of one or more executive directors and one or more non-executive directors. The NXP board determines the number of executive and non-executive directors.

Nomination and Election of Directors

Subject to the Amended and Restated Shareholders’ Agreement of Freescale, dated as of June 1, 2011, by and among Freescale, the sponsor shareholder and the other parties thereto, which we refer to in this joint proxy statement/prospectus as the “Freescale shareholders agreement,” the Freescale board will be elected or appointed, except in the case of a casual vacancy, at each annual general meeting or any special general meeting called for that purpose.

Subject to the Freescale shareholders agreement, at any general meeting, Freescale shareholders may authorize the Freescale board to fill any vacancy in their number left unfilled at a general meeting.

Subject to the Freescale shareholders agreement only persons who are proposed or nominated in accordance with the Freescale bye-laws will be eligible for

Both the executive and non-executive directors are appointed by the NXP general meeting upon the binding nomination of the NXP board.

The NXP general meeting may overrule the binding nomination by a two-thirds majority of the votes cast, which two-thirds majority must represent more than half of the issued share capital. If a nomination is overruled, the NXP board will prepare a new nomination.

If the NXP board has not made a nomination in due time, the NXP general meeting will be free to appoint NXP directors at its discretion. A resolution to appoint a director that was not nominated by the NXP board may only be appointed by a two-thirds majority of the votes cast, which two-thirds majority must represent more than half of the issued share capital.

FREESCALE	NXP

election as directors. Any Freescale shareholder or the Freescale board may propose any person for election as a director.

Except for a director retiring at the meeting in question or a person proposed for re-election or election as a director by the Freescale board, when any person is to be proposed for election as a director, notice must be given to Freescale of the intention to propose him and his willingness to serve as a director.

Where a director is elected:

•    at an annual general meeting, notice must be given no less than 90 days and no more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice of such meeting or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Freescale shareholders or the date on which public disclosure of the date of the annual general meeting was made; and

•    at a special general meeting, notice must be given no later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Freescale shareholders or the date on which public disclosure of the date of the special general meeting was made.

Where persons are validly proposed for re-election or election as directors, the persons receiving the most votes (up to the number of directors to be elected) will be elected as directors, and an absolute majority of the votes cast will not be a prerequisite to the election of such directors.

	FREESCALE	NXP
Term of Office	All directors will be elected for such terms as determined by Freescale shareholders in general meetings, or in the absence of such determination, until the earlier of the next annual general meeting, the election or appointment of their successors, or their office is otherwise vacated.	Each director is appointed for a term ending at the close of the annual NXP general meeting held in the financial year one year after his appointment.

Removal and Suspension of Directors

Freescale’s bye-laws provide that Freescale shareholders may remove a director at any special general meeting by majority vote, but only for cause.

For so long as Freescale is a “controlled company” (i.e., a company of which more than 50% of the voting power is beneficially owned by the “initial shareholder” and the “sponsors” (both as defined in Freescale’s bye-laws), Freescale shareholders may by majority vote remove any director, with or without cause.

The notice of a meeting convened for the purpose of removing a director must contain a statement of intention to do so and be served on such director not less than 14 days before the meeting.

The director subject to removal will be entitled to be heard on the motion for his removal.

The NXP general meeting may at any time remove or suspend a director. NXP executive directors may also be suspended by the NXP board.

If either the NXP general meeting or the NXP board has suspended a director, the suspension should be followed within a reasonable period either by the dismissal of the suspended director by the NXP general meeting, or by the termination of the suspension by the NXP general meeting or the NXP board. If an NXP general meeting is scheduled to consider the suspension or dismissal of a director, such director is entitled to be given notice of the meeting and to present his case at the NXP general meeting.

Alternate Directors

Any director may appoint an alternate by notice deposited with the secretary. Any alternate director has all the rights and powers of the director or directors for whom such person is appointed in the alternative.

The alternate director will not be counted more than once in determining whether or not a quorum is present.

An alternate director is entitled to receive notice of all meetings of the board and to attend and vote at any such meeting at which a director for whom such alternate director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such director for whom such alternate director was appointed.

The concept of alternate directors is not recognized under Dutch law.

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Vacancies on the Board

Subject to the provisions of the Freescale shareholders agreement, Freescale shareholders in a general meeting or the Freescale board have the power to appoint any person as a director to fill a vacancy on the Freescale board occurring as a result of death, disability, disqualification or resignation of any director or as a result of an increase in the size of the Freescale board and to appoint an alternate director to any director so appointed.

The Freescale bye-laws provide that the office of a director will be vacated if the director is (a) removed from office pursuant to the Freescale bye-laws or is prohibited from being a director by law, (b) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally, (c) is or becomes of unsound mind or dies or (d) resigns his office by notice in writing to Freescale.

Both the executive and non-executive directors are appointed by the NXP general meeting upon the binding nomination of the NXP board. The NXP general meeting may overrule the binding nomination by a two-thirds majority of the votes cast, which two-thirds majority must represent more than half of the issued share capital. If a nomination is overruled, the NXP board will prepare a new nomination.

If the NXP board has not made a nomination in due time, the NXP general meeting will be free to appoint members of the NXP board at its discretion. A resolution to appoint a director that was not nominated by the NXP board may only be appointed by a two-thirds majority of the votes cast, which two-thirds majority must represent more than half of the issued share capital.

In the event of the absence or inability to act of one or more directors, the powers of the NXP board remain in force. If all executive directors are absent or not able to act, the non-executive directors will be authorized to temporarily entrust the management of NXP to others. If all non-executive directors or the full NXP board are or is absent or not able to act, the NXP secretary will be responsible for the management of NXP until the vacancies have been filled.

Compensation of Directors

Section 13 of the Companies Act provides that the administration of every Bermuda company will be regulated by its bye-laws. The Freescale bye-laws provide that the Freescale board will determine the remuneration (if any) of the directors.

Freescale’s nominating and corporate governance committee has been delegated the responsibility for reviewing and considering any revisions to compensation for non-employee directors by the Freescale board. The Freescale board reviews the nominating and corporate governance committee’s

NXP has a policy in respect of the remuneration of directors. This policy is adopted by the NXP general meeting upon proposal of the NXP board.

The remuneration of the executive directors is determined by the NXP board (without the participation of any executive director in the deliberation and decision-making process) with due observance of the remuneration policy. The remuneration of the non-executive directors is determined by the NXP general meeting with due observance of the remuneration policy.

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	recommendations and makes the final determination regarding compensation for non-employee directors.	Remuneration of directors in the form of NXP ordinary shares or rights to NXP ordinary shares (options) requires the approval of the NXP general meeting.

Written Consent by Shareholders

Subject to the provisions of Freescale’s bye-laws, anything which may be done by resolution of Freescale shareholders in any general meeting or by resolution of a meeting of any class of Freescale shareholders may, without a meeting be done by resolution in writing.

Notice of any resolution to be made in writing must be given, and a copy of the resolution will be circulated, to Freescale shareholders who would be entitled to attend a meeting and vote on the resolution. The accidental omission to give notice to or non-receipt of notice by a person entitled to receive notice does not invalidate the passing of resolution.

A resolution in writing:

•    is passed when it is signed by or on behalf of the requisite majority of Freescale shareholders who at the date of the notice would be entitled to attend the meeting and vote on the resolution;

•    may be signed by any number of counterparts;

•    is as valid as if it had been passed by Freescale in general meeting or by a meeting of the relevant class of Freescale shareholders for the purposes of the Companies Act; and

•    will constitute minutes for the purposes of the Companies Act.

Written resolutions may not be passed to remove an auditor or a director from office before the expiry of his term of office.

Dutch law provides that resolutions of shareholders can be adopted by written consent if provided for in the articles of association. The articles of association of NXP do not provide for the adoption of resolutions of the NXP general meeting by written consent.

Annual General Meetings	The annual general meeting of Freescale will be held in each year at such time and place as the chief executive officer or the chairman of the Freescale board (if any) or the Freescale board appoints.	An NXP general meeting will be held at least once a year within six months after the end of the financial year. NXP general meetings are held in the Netherlands, in the municipality of

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Amsterdam, The Hague, Eindhoven, Haarlemmermeer, Rotterdam or Utrecht.

Extraordinary General Meetings

The chief executive officer or the chairman of the Freescale board, or the Freescale board may convene a special general meeting of Freescale whenever in their judgment such a meeting is necessary.

The Freescale board will, on the requisition of shareholders holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of Freescale as at the date of the deposit carries the right to vote at general meetings of Freescale, forthwith proceed to convene a special general meeting of Freescale.

NXP extraordinary general meetings will be convened by the NXP board, or whenever one or more NXP shareholders representing the minimum percentage of at least one-tenth of the issued and outstanding capital so request the NXP board in writing. Such request must specify the subjects which the applicants wish to be discussed.

Shareholder Proposals	Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), as set forth below, require a company to give notice of any resolution that shareholders can properly propose at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or not less than 100 shareholders.

NXP shareholders (individually or collectively) representing at least 3% of NXP’s issued share capital will be entitled to include items on the agenda of any NXP general meeting. The request must be made by such shareholders at the latest 60 days before the date of the NXP general meeting.

If one or more shareholders intend to request that an item be put on the agenda that may result in a change of NXP’s strategy, the NXP board will be given the opportunity to stipulate a reasonable period of up to 180 days in which to respond.

Notice and Record Date of Shareholder Meetings	Not less than 10 and no more than 60 days’ notice of an annual or special general meeting must be given to each Freescale shareholder entitled to attend and vote, stating the date, place and time at which the meeting is to be held, that the election of directors will take place, and the other business to be conducted at the meeting. If a special general meeting is called upon at the request of the “initial shareholder” or an “affiliate” (both as	Notice of an NXP general meeting will be given by NXP at least 15 days before the date of the meeting. The record date for the NXP general meeting will be 28 days prior to the date of the meeting.

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defined in the Freescale bye-laws) then not less than 5 days’ notice of such special general meeting must be given.

The Freescale board may fix any date as the record date for determining Freescale shareholders entitled to receive notice of and to vote at any general meeting of Freescale.

A general meeting of Freescale may be called on shorter notice than that specified in the bye-laws if it is so agreed by (i) all Freescale shareholders entitled to attend and vote in the case of an annual general meeting; and (ii) by a majority in number of Freescale shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote in the case of a special general meeting.

Quorum

At any general meeting of Freescale two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued and outstanding voting shares in Freescale as of the relevant record date throughout the meeting will form a quorum for the transaction of business. If Freescale has only one shareholder at any time, one shareholder present in person or by proxy will form a quorum for the transaction of business at any general meeting of Freescale held during such time.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on requisition, the meeting will be deemed cancelled, and, in any other case, the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the secretary may determine. Unless the meeting is so adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting will be given to each shareholder.

NXP does not follow NASDAQ’s quorum requirements applicable to general meetings.

Resolutions proposed to the NXP general meeting by the NXP board are adopted by a simple majority of the votes cast without a quorum requirement being applicable, unless Dutch law or the articles of association of NXP provide otherwise. Resolutions proposed by NXP shareholders require a resolution adopted by a two-thirds majority of the votes cast, which two-thirds majority represents at least half of the issued share capital.

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No business will be transacted at any general meeting unless a quorum is present when the meeting proceeds to business and continues throughout the meeting, but the absence of a quorum will not preclude the appointment, choice or election of a chairman of the meeting which will not be treated as part of the business of the meeting.

Voting Rights and Proxies

A Freescale shareholder may appoint a proxy by an instrument appointing a proxy in writing in substantially the form prescribed in the bye-laws or such other form as the Freescale board may determine from time to time.

The appointment of a proxy must be received by Freescale at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by Freescale in relation to the meeting at which the person named in the appointment proposes to vote, and an appointment of proxy which is not received in the manner so permitted will be invalid.

A Freescale shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

The decision of the chairman of any general meeting as to the validity of any appointment of a proxy will be final.

An NXP shareholder may appoint a proxy by written instrument. At the convocation of an NXP general meeting, the NXP board will make a proxy-form available to shareholders.

The notice convening the meeting or instrument of proxy made available by NXP in relation to the meeting at which the person named in the appointment proposes to vote will include instructions for delivery of the proxy to NXP.

An NXP shareholder who is the holder of two or more NXP shares may appoint more than one proxy to represent him and vote on his behalf in respect of different NXP shares.

Approval of Certain Transactions

Section 106 of the Companies Act provides that unless Freescale’s bye-laws provide otherwise, the merger of Freescale with another company must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum must be two persons at least holding or representing by proxy more than one-third of the issued shares of the company.

Freescale’s bye-laws provide that a merger must be approved by a resolution

Resolutions of the NXP board regarding significant changes in the identity or nature of NXP or its businesses must be approved by the NXP general meeting. Significant changes in the identity or nature of NXP or its businesses include:

•    the transfer of all or nearly all of the businesses of NXP to a third party;

•    entering into or terminating a long-term cooperation of NXP with a third party, if such cooperation is of major significance to NXP;

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of at least a majority of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

The Companies Act is silent on whether a company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of such company’s property and assets. Bermuda law does require, however, that shareholders approve certain forms of mergers and reconstructions.

Takeover: Bermuda does not have any takeover regulations applicable to shareholders of Bermuda companies. Amalgamations and mergers: Under Bermuda law, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Freescale’s bye-laws provide that a merger must be approved by a resolution of at least a majority of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution For purposes of approval of an amalgamation or merger, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation or merger. Any shareholder who does not vote in favor of the amalgamation or merger and who is not satisfied that he or she has been offered fair value for his or her shares may, within one month of receiving the company’s notice of shareholder meeting to consider the amalgamation or merger,

•    becoming or withdrawing as a fully liable partner in a limited partnership or general partnership if such partnership is of major significance to NXP; or

•    acquiring or disposing of participating interests in the capital of any legal entity at a value at least equal to one third of the sum of the assets of NXP as shown on its consolidated balance sheet according to the most recently adopted annual accounts (which accounts are prepared in accordance with IFRS).

The resolution to enter into a legal merger or demerger is adopted by the NXP general meeting on a proposal of the NXP board.

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apply to the Bermuda Court to have the fair value of his or her shares appraised. No appeal will lie from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court will be in the discretion of the Bermuda Court.

Amendments to the Articles of Association

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or the holders of not less than 20% of the debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda Court for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Upon such application, the alteration will not have effect until it is confirmed by the Bermuda Court. An application for an annulment of an amendment to the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

The NXP general meeting is authorized to amend the articles of association of NXP, but only upon proposal by the NXP board. If a proposal to amend the articles of association of NXP is to be made at an NXP general meeting the notice convening the general meeting will state so. A copy of the proposal will be kept available at NXP’s corporate seat in Eindhoven, the Netherlands, and such other locations as the NXP board determines for inspection by NXP shareholders until the conclusion of the NXP general meeting.

Shareholder Inspection of Corporate Records	Under Bermuda law, shareholders of the general public have the right to inspect a company’s public documents available at	Individual NXP shareholders can in principle raise questions and request information from the NXP board during

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the office of the Registrar, which will include a company’s memorandum of association (including its objects and powers) and any alterations to its memorandum of association, including any increase or reduction of the company’s authorized capital.

Registered shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements of a company, which must be presented to the annual general meeting of shareholders. A company’s register of shareholders is also open to inspection by shareholders, and to shareholders of the public, without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than 30 days in a year). A company is required to maintain a share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in any business day by shareholders of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

an NXP general meeting. The NXP board will provide the NXP general meeting with all requested information, unless this would be contrary to an overriding interest of the company.

Pursuant to the Dutch civil code, each holder of NXP shares may inspect: (i) the annual accounts of NXP, prepared in accordance with IFRS, that are submitted to the NXP general meeting for adoption, (ii) the annual report of NXP, (iii) a copy of any proposal to amend the articles of association of NXP at the same time as the notice for the NXP general meeting referring to such proposals is published, (iv) the register of shareholders with regard to NXP shares and (v) the record of resolutions adopted by the NXP general meetings.

Each holder of NXP shares may request a copy of or extract from the documents in (i), (ii), (iii) and (v) above, and each holder of NXP shares in registered form will be provided upon its request with written evidence of the content of the register of shareholders with regard to the NXP shares registered in its name.

Personal Liability of Directors

The Companies Act provides that the business of a company is to be managed and conducted by the board of directors. Under Bermuda law, at common law, members of a board of directors owe fiduciary and other duties to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•    a duty to act in good faith in the best interests of the company;

Liability of NXP directors under Dutch law is primarily liability towards NXP. NXP directors are potentially liable to NXP if they have improperly performed their duties. Actual liability only arises if the breach of duties qualifies as a “serious” breach. In such a case, the NXP director concerned would be liable for the damages caused to NXP. Shareholders cannot sue NXP directors directly for losses they have incurred as a result of damages caused to NXP. Moreover, NXP shareholders are unable to file a derivative suit for those damages on behalf of NXP.

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•    a duty not to make a personal profit from opportunities that arise from the office of director;

•    a duty to avoid conflicts of interest; and

•    a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•    to act honestly and in good faith with a view to the best interests of the company;

•    to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

•    to disclose material conflicts of interest to the board of the company at the first opportunity.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Section 281 of the Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to the Bermuda Court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that the Bermuda Court may relieve him or her, either wholly or partly, from any liability on such terms as the Bermuda Court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Under circumstances, however, directors may become personally liable, individually or jointly, either to NXP shareholders, the bankrupt estate or third parties (e.g., creditors). Such civil liability can be based on different legal grounds, depending on to whom and in what circumstances liability is alleged to exist.

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Indemnification

Bermuda law permits a company to indemnify its directors, officers and auditors with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the directors, officers or auditors may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. Bermuda law also permits a company to indemnify its directors, officers and auditors against liability incurred by them in defending any civil or criminal proceedings in which judgment is given in their favor or in which they are acquitted, or when the Bermuda Court grants relief to them under Section 281 of the Companies Act. Bermuda law permits a company to advance moneys to directors, officers and auditors to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved.

Section 98A of the Companies Act permits companies to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to the company or any subsidiary thereof, whether or not the company may otherwise indemnify such officer or director.

In accordance with the provisions in the Freescale bye-laws, Freescale agrees to indemnify its directors, resident representative, secretary and other officers who have acted in relation to any of the affairs for Freescale from and against all actions, costs, charges, losses, damages and expense that they may incur by reason of any act done, concurred in or omitted in or about the execution of their

The articles of association of NXP provide that directors and former directors are to be reimbursed for damages and various reasonable costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there will be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful, intentionally reckless or seriously culpable conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

NXP furthermore provides the following indemnification to current and former directors: unless prohibited by law in a particular circumstance, NXP will reimburse current and former directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties.

Directors and Officers Liability Insurance:

Directors and Officers liability insurance with regard to “wrongful acts” has been taken out for directors. This policy covers cases up to a maximum amount of $200 million per claim and per year.

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duty, or supposed duty, or in their respective offices or trust, except in relation to any matters relating to fraud or dishonesty.

In accordance with the provisions in the Freescale bye-laws, Freescale shareholders have agreed to waive any claims they may have against any director or officer of the company in connection with the performance of their duties, other than in relation to any matters relating to fraud or dishonesty.

Under the terms of the policy, “wrongful acts” include: “any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed.”

Derivative Shareholder Suits

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda Court ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to the company where the act complained of is alleged to be beyond its corporate power or is illegal or would result in the violation of its memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of shareholders than that which actually approved it or where a power vested in the board of directors has been exercised for an improper purpose.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

If a third party is liable to a Dutch public company, only the company can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. Only if the cause for the liability of a third party to the company also constitutes a wrongful act directly against a shareholder, does that shareholder have an individual action against such third party. Dutch law provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can commence a collective action. Such collective action can only result in a declaratory judgment. Often, a settlement is then reached on the basis of such declaratory judgment. A Dutch court may declare the settlement binding upon all the parties with an opt-out choice for an individual party.

If a director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director on behalf of the company of which they are a shareholder.

Shareholders meeting certain thresholds and certain other stakeholders of the company can initiate inquiry proceedings with the Dutch Enterprise Chamber of the Court of Appeals in Amsterdam, the

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	Each shareholder of Freescale agrees to waive any claim or right of action it might have, whether individually or by or in the right of Freescale, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for Freescale, however, such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.	Netherlands (ondernemingskamer van het gerechtshof te Amsterdam), which we refer to in this joint proxy statement/prospectus as the “Enterprise Chamber.” Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if a plaintiff can demonstrate that well-founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the board of directors of the company advance written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues.

Conflict of Interest Transactions

Freescale’s bye-laws provide that any director or any director’s firm, partner or company with whom any director is associated, may act in any capacity (other than its auditor ) for, be employed by or render services to Freescale and such director or such director’s firm, partner or company will be entitled to remuneration as if such director were not a director.

Freescale’s bye-laws also provide that a director who is directly or indirectly interested in a contract or proposed contract or arrangement with Freescale will declare the nature of such interest as required by Section 97 of the Companies Act. Following a declaration being made pursuant to Freescale’s bye-laws, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.

Appendix “A” to the bye-laws of Freescale also sets out further restrictions in respect of certain corporate opportunities between Freescale, its

A director may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a direct or indirect conflict of interest with NXP.

If no resolution can be adopted by the NXP board as a consequence of all directors having a conflict of interest, the applicable resolution will be adopted by the NXP general meeting. The board regulations contain further detailed rules regarding conflicts of interest (available at NXP’s website, www.nxp.com).

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“sponsor shareholders” and their “affiliates” (as such terms are defined in Appendix “A” to Freescale’s bye-laws).

In addition, the Freescale board has adopted a written policy that requires its nominating and corporate governance committee to review and approve or ratify all related party transactions that involve a value of $120,000 or more (excluding employment relationships). The Freescale compensation and leadership committee is responsible for reviewing and approving or ratifying any employment relationship with a related party that involves compensation of $120,000 or more. Furthermore, the Freescale board has also adopted a written policy under which it must review and approve any transactions with certain equityholders of the sponsor shareholder, Freescale’s largest shareholder, or their affiliates in excess of $5 million.

Squeeze-Out Proceedings

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•    By a Bermuda Court approved scheme of arrangement under Section 99 of the Companies Act. Schemes may be transfer schemes or cancellation schemes but, unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test or obtain the agreement of all its creditors to the scheme. In either case, dissenting shareholders do not have express statutory appraisal rights but the Bermuda Court will only sanction a scheme if it is fair. Shares owned by the offeror can be voted to approve the scheme but the Bermuda Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

Any scheme must be approved by a majority in number representing

Pursuant to the Dutch civil code, an NXP shareholder who for his account contributes at least 95% of NXP’s issued share capital may initiate proceedings against the minority NXP shareholders jointly for the transfer of their NXP shares to that majority NXP shareholder. The proceedings will be conducted before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each minority shareholder in accordance with Dutch law. If the Enterprise Chamber grants the claim for a squeeze-out, it will determine the price to be paid for the NXP shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the NXP shares. Once the order to transfer becomes final, the majority NXP shareholder must give written notice of the date and place of payment and the price to the holders of the NXP shares to be acquired whose addresses are known to him. In addition, unless the addresses of all such shareholders are known to the majority NXP shareholder, the majority

FREESCALE	NXP

three quarters in value of the shareholders present and voting either in person or by proxy at the requisite special general meeting. If there are dissenting shareholders who hold more than 10% of the shares, the Bermuda Court might be persuaded not to exercise its discretion to sanction the scheme on the ground that the scheme constitutes a takeover within Section 102 of the Companies Act and requires a 90% acceptance.

•    A Bermuda company may effect a squeeze-out of a minority shareholder in a Bermuda company by way of a general offer followed by a squeeze-out under Section 102 of the Companies Act. Broadly, if the offer is approved by the holders of 90% in value of the shares which are the subject of the offer, the offeror can compulsorily acquire the shares of dissenting shareholders. Shares owned by the offeror or its subsidiary or their nominees at the date of the offer do not, however, count towards the 90%. If the offeror or any of its subsidiaries or any nominee of the offeror, or any of its subsidiaries together already own more than 10% of the shares in the subject company at the date of the offer, the offeror must offer the same terms to all holders of the same class and the holders who accept the offer, besides holding not less than 90% in value of the share, must also represent no less than 75% in number of the holders of those shares, although the additional restrictions should not apply if the offer is made by a subsidiary of a parent (where the subsidiary does not own more than 10% of the shares of the subject company) even where the parent owns more than 10% of the shares of the subject company, provided that the subsidiary and the parent are not

NXP shareholder is required to publish the notice in a daily newspaper with a national circulation.

	FREESCALE	NXP

nominees. The 90% must be obtained within 4 months after the making of the offer and, once obtained, the compulsory acquisition may be commenced within 2 months of the acquisition of 90%. Dissenting shareholders do not have express appraisal rights but are entitled to seek relief (within one month of the compulsory acquisition notice) from the Bermuda Court which has power to make such orders as it thinks fit.

•    By the holders of 95% or more of the shares or any class of shares serving notice on the remaining shareholders or class of shareholders under Section 103 of the Companies Act. Dissenting shareholders have a right to apply to the Bermuda Court within one month of the compulsory acquisition notice to have the value of their shares appraised by the Bermuda Court but these appraisal rights differ from the appraisal rights in a merger, in that under Section 103, if one dissenting shareholder applies to the Bermuda Court and is successful in obtaining a higher valuation, that valuation must be paid to all shareholders being squeezed out.

Anti-Takeover Provisions	There are no specific Bermuda law anti-takeover provisions applicable to Freescale.

Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch statutory law.

The NXP board has been designated for a period of five years from August 2, 2010 to issue shares and grant rights to subscribe for shares in the form of ordinary or preferred shares, up to the amount of NXP’s authorized share capital. NXP’s cumulative preferred shares are a separate class of equity securities that could be issued for defensive purposes. Such shares would typically have both a liquidation and dividend preference over the NXP ordinary shares and otherwise accrue cash dividends at a fixed rate.

	FREESCALE	NXP
Listing	Freescale common shares are currently traded on the NYSE under the ticker symbol “FSL.”	NXP ordinary shares are traded on NASDAQ under the ticker symbol “NXPI.”

LEGAL MATTERS

The legality of the NXP ordinary shares being registered pursuant to this registration statement will be passed upon for NXP by De Brauw Blackstone Westbroek N.V.

EXPERTS

NXP

The consolidated financial statements of NXP as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Accountants N.V., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Freescale

The consolidated financial statements of Freescale as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

NXP

In accordance with Dutch law and the articles of association of NXP, the NXP 2016 annual general meeting will need to be held no later than June 30, 2016, i.e., within six months after the end of the financial year 2015, regardless of whether the merger is completed. The notice for the NXP 2016 annual general meeting will be given by the NXP board. NXP is not subject to Regulation 14A (Solicitation of Proxies) under the Securities Act and so does not need to comply with Rule 14a-8 under the Exchange Act.

Pursuant to Dutch law and in accordance with the articles of association of NXP, an extraordinary general meeting can also be convened following a request made by one or more NXP shareholders representing solely or jointly at least 10% of the issued NXP share capital.

Any proposal, the consideration of which has been requested in writing by one or more NXP shareholders representing solely or jointly at least 3% of the issued NXP share capital, will be placed on the notice convening the NXP 2016 annual general meeting of shareholders as agenda item, or will be announced in the same manner, if NXP has received the request not later than the 60th day prior to the date of the meeting.

In accordance with the Dutch corporate governance code, an NXP shareholder may exercise the right to request the inclusion of an item on the agenda only after he consulted the NXP board about this. If one or more NXP shareholders intend to request that an item be put on the agenda that may result in a change in NXP’s strategy, for example through the dismissal of one or more NXP directors, the NXP board will be given the opportunity to stipulate a reasonable period in which to respond, which we refer to in this joint proxy statement/prospectus as the “response time.” The period between the day the NXP board is informed by one or more shareholders of their intention and the day of the general meeting in which the proposal can be discussed may not exceed 180 days.

The Dutch corporate governance code further provides that the NXP board must use the response time for further deliberation and constructive consultation. The response time may be invoked only once for any given general meeting and may not apply to an item in respect of which the response time has been previously invoked. The response time also applies to requests of shareholders to convene an extraordinary general meeting.

Shareholder proposals must be sent to the NXP board, c/o Secretary, NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands. NXP will not be required to include in the notice of the meeting any shareholder proposal that does not meet all the requirements for such inclusion established by Dutch law or pursuant to the articles of association of NXP. Requirements set in accordance with the articles of association of NXP will be published on NXP’s website.

Freescale

If the merger agreement and the merger are approved by the requisite vote of Freescale shareholders and the merger is completed, Freescale will become a wholly-owned, indirect subsidiary of NXP and, consequently, will not hold an annual general meeting of its shareholders in 2016. Former Freescale shareholders will be entitled to participate, as shareholders of the combined company, in the 2016 annual meeting of shareholders of the combined company.

If the merger agreement and the merger are not approved by the requisite vote of Freescale shareholders or if the transactions contemplated by the merger agreement are not completed for any reason, Freescale will hold an annual general meeting of its shareholders in 2016.

To be considered for inclusion in Freescale’s proxy statement for the 2016 annual general meeting of shareholders, shareholder proposals must be received by Freescale no later than 5:00 p.m. Central Time on

November 25, 2015 (or, if Freescale holds its 2016 annual general meeting of shareholders on a date that is not within 30 days of May 6, 2016, shareholder proposals must be received no later than a reasonable period of time before Freescale begins to print and send its proxy materials for its 2016 annual general meeting of shareholders). In order to be included in the Freescale sponsored proxy materials, shareholder proposals will need to comply with Rule 14a-8 under the Exchange Act. If a Freescale shareholder does not comply with Rule 14a-8, Freescale will not be required to include the shareholder proposal in the proxy statement and the proxy card Freescale will mail to its shareholders for its 2016 annual general meeting. Shareholder proposals should be sent to Freescale’s Secretary at Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, TX 78735, U.S.A., Attention: Secretary.

Freescale shareholders may also make proposals, including director nominations, that are not intended to be included in Freescale’s proxy statement for the 2016 annual general meeting so long as the proposals comply with its bye-laws. Under Freescale’s bye-laws, shareholder nominations and proposals may be voted on at an annual general meeting of shareholders only if the nominations and proposals are made pursuant to written notice timely given to Freescale’s Secretary and accompanied by certain information as described in its bye-laws.

To be timely, a shareholder’s written notice must be delivered to Freescale’s Secretary no earlier than January 7, 2016 and no later than February 6, 2016.

In addition, Section 79 of the Companies Act provides that shareholders representing either (i) 5% or more of the total voting rights of Freescale eligible to vote at the annual general meeting or (ii) not less than 100 Freescale shareholders may propose any resolution which may be properly moved at Freescale’s annual general meeting. Upon timely receipt of notice, Freescale will, at the expense of the shareholder(s) proposing the resolution, give its shareholders entitled to receive notice of the next annual general meeting of shareholders notice of the shareholder-proposed resolution. To be timely, the proposal must be deposited at Freescale’s registered office at least six weeks before the next annual general meeting of shareholders. Shareholders satisfying the criteria of Section 79 of the Companies Act may also require Freescale to circulate, at the expense of the shareholder(s), a statement not exceeding 1,000 words with respect to any matter referred to in any proposed resolution or the business to be dealt with at the annual general meeting by providing notice deposited at Freescale’s registered office at least six weeks before the next annual general meeting of shareholders.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of this joint proxy statement/prospectus. This process, which we refer to in this joint proxy statement/prospectus as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified in this paragraph below. Each of NXP and Freescale will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any shareholder residing at an address to which only one copy was delivered.

Requests for additional copies should be directed to: NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands, Tel: +31 40 2729960 or 411 E. Plumeria Drive, San Jose CA 95134, USA, Tel: (408) 518 5411, Attention: Investor Relations or to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, Austin, Texas 78735, Tel: (512) 895-2000, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

Freescale files annual, quarterly and current reports, proxy statements and other information with the SEC as required under the Exchange Act. NXP is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of that Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act. NXP files annual reports on Form 20-F with the SEC and also furnishes reports on Form 6-K to the SEC.

You may read and copy any reports, statements or other information filed by NXP or Freescale at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including NXP and Freescale. The address of that site is www.sec.gov.

Investors may also consult NXP’s or Freescale’s website for more information about NXP or Freescale, respectively. NXP’s website is www.nxp.com. Freescale’s website is www.freescale.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

NXP has filed with the SEC a registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the NXP ordinary shares to be issued to Freescale shareholders in connection with the merger. The registration statement, including the attached exhibits, contains additional relevant information about NXP and NXP ordinary shares. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by NXP and the exhibits to the registration statement.

In addition, the SEC allows NXP and Freescale to “incorporate by reference” information into this joint proxy statement/prospectus, which means that NXP and Freescale can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference into this joint proxy statement/prospectus is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that NXP and Freescale have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

NXP SEC Filings (File No. 001-34841)	Period or File Date

Annual Report on Form 20-F	Year ended December 31, 2014, filed on March 6, 2015

Current Reports on Form 6-K	Furnished on March 2, 2015 (Exhibit 1 only), March 3, 2015, April 30, 2015 (Exhibit 2 only) and May 28, 2015

The description of the NXP ordinary shares contained in its registration statement on Form F-1, including any amendment or report filed for the purpose of updating the description	Filed on August 2, 2010

Freescale SEC Filings (File No. 001-35184)	Period or File Date

Annual Report on Form 10-K	Year ended December 31, 2014, filed on February 6, 2015

Quarterly Report on Form 10-Q	Quarterly period ended April 3, 2015, filed on April 24, 2015

Current Reports on Form 8-K	Filed on January 8, 2015, January 27, 2015, March 2, 2015, March 3, 2015, March 23, 2015, April 3, 2015, April 6, 2015 and May 11, 2015

Proxy Statement on Schedule 14A	Filed on March 16, 2015

In addition, all annual reports on Form 20-F that NXP files with the SEC and certain reports on Form 6-K that NXP furnishes to the SEC indicating, to the extent designated therein, that they are so incorporated by reference into this joint proxy statement/prospectus, in each case after the date of this joint proxy statement/prospectus and prior to the date of the NXP special meeting, will also be incorporated by reference into this joint proxy statement/prospectus, and all documents filed by Freescale under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Freescale special meeting will also be incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K, unless expressly stated otherwise therein). Such documents filed or furnished by NXP and Freescale are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed or furnished.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or NXP or Freescale, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

NXP Semiconductors N.V. 411 E. Plumeria Drive San Jose CA 95134 Tel: (408) 518 5411 Attention: Investor Relations	Freescale Semiconductor, Ltd. 6501 William Cannon Drive West Austin, Texas 78735 Tel: (512) 895-2000 Attention: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 1, 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the delivery of this joint proxy statement/prospectus to NXP shareholders or Freescale shareholders nor the issuance of NXP ordinary shares in connection with the merger will create any implication to the contrary.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NXP SEMICONDUCTORS N.V.,

NIMBLE ACQUISITION LIMITED,

and

FREESCALE SEMICONDUCTOR, LTD.

MARCH 1, 2015

EXHIBIT A – Support Agreement

EXHIBIT B – Forms of Shareholder Agreement

EXHIBIT C – Form of Bermuda Merger Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2015 (this “Agreement”), by and among Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (the “Company”), NXP Semiconductors N.V., a Dutch public limited liability company (“Parent”), and Nimble Acquisition Limited, a Bermuda exempted limited liability company and indirect, wholly-owned subsidiary of Parent (“Sub”).

WHEREAS, the board of directors of each of Parent, Sub and the Company, has (a) determined that the Merger is advisable and fair to, and in the best interests of, Parent, Sub or the Company, as the case may be, and (b) approved this Agreement, the Bermuda Merger Agreement (as defined below) and the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, the board of directors of the Company has determined that the Merger Consideration represents the fair value of each Company Common Share under the Laws of Bermuda and has recommended approval of the Merger, the Bermuda Merger Agreement and this Agreement by the Company’s shareholders;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, Freescale Holdings L.P. and certain of its equityholders are executing a support agreement in favor of Parent (attached hereto as Exhibit A, the “Support Agreement”), pursuant to which, among other things, Freescale Holdings L.P. and such equityholders have agreed to vote all their Company Common Shares in favor of the approval of this Agreement and the Merger;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, Parent and certain equityholders of Freescale Holdings L.P. are agreeing to enter into at Closing shareholders agreements (in the forms attached hereto as Exhibit B, the “Shareholders Agreements”), that contain, among other things, provisions regarding registration rights in favor of certain equityholders of the Company; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties and agreements in connection with, and also to prescribe certain conditions to, the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“2015 CapEx Budget” has the meaning set forth in Section 6.1(b)(xii).

“2020 Notes” means Freescale Sub’s 10.75% Senior Notes due 2020 issued pursuant to the Indenture, dated as of September 30, 2010, among Freescale Sub, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as trustee.

“2021 Notes” means Freescale Sub’s 5.000% Senior Secured Notes due 2021 issued pursuant to the Indenture, dated as of May 21, 2013, among Freescale Sub, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as trustee.

“2022 Notes” means Freescale Sub’s 6.000% Senior Secured Notes due 2022 issued pursuant to the Indenture, dated as of November 1, 2013, among Freescale Sub, the guarantors listed therein and Wells Fargo Bank, National Association, as trustee.

“Acquisition Proposal” means any offer or proposal made by any Person or Persons other than Parent, Sub or any controlled Affiliate thereof to acquire, other than in the transactions contemplated by this Agreement (including any such transaction required pursuant to Section 6.8(a) of this Agreement), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into such securities) representing fifteen percent (15%) or more of the issued and outstanding Company Common Shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving the Company or (ii) fifteen percent (15%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole.

“Action” means any lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Entity or any arbitration tribunal, administrative body or judicial authority.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 6.8(b).

“Appraised Fair Value” has the meaning set forth in Section 3.3.

“Available Financing” has the meaning set forth in Section 6.13(b).

“Benefit Plans” means (a) each material “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) each material employment, consulting, severance, change in control, retention or similar plan, agreement, arrangement or policy and (c) each other material plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any direct or indirect liability. The term “Benefit Plan” specifically does not include benefit plans of Motorola, Inc. which the Company maintained prior to December 2, 2004, or to which the Company contributed pursuant to the employee matters agreement dated June 18, 2004, between the Company and Motorola, Inc. (the “Motorola Plans”).

“Bermuda Merger Agreement” means the statutory merger agreement between the Company and Sub substantially in the form of the agreement attached hereto as Exhibit C.

“Book Entry Shares” means outstanding non-certificated Company Common Shares represented by entry in the register of shareholders of the Company only.

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York, Hamilton, Bermuda or Eindhoven, the Netherlands are authorized or required by Law to be closed.

“Cash Consideration” has the meaning set forth in Section 3.1(a).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Certificates” has the meaning set forth in Section 3.1(d).

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (i) the receipt by the Parties of written notice from CFIUS of its (a) determination that the transactions contemplated hereby are not subject to the DPA or (b) determination to the effect that review of all of the transactions contemplated hereby has been concluded and that a determination has been made that there are no unresolved national security concerns, or (ii) if following an investigation conducted by CFIUS pursuant to 31 C.F.R. §800.503, CFIUS reports the transactions contemplated hereby to the President of the United States and then (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.

“Change of Control Offer” has the meaning set forth in Section 6.14(b).

“Change of Parent Recommendation” has the meaning set forth in Section 6.3(f).

“Change of Recommendation” has the meaning set forth in Section 6.3(d).

“Cleanup” means all actions required, under applicable Environmental Laws, to clean up, remove, treat or remediate Hazardous Materials.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act of 1981 (of Bermuda), as amended.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet” has the meaning set forth in Section 4.6.

“Company Balance Sheet Date” means December 31, 2014.

“Company Common Share” means a common share of the Company, $0.01 par value.

“Company Common Warrant” means the warrants exercisable for Company Common Shares issued pursuant to the Warrant Agreement, dated as of December 1, 2006, by and between Freescale Holdings (Bermuda) I, Ltd., and Freescale Holdings L.P.

“Company Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of March 1, 2013, among Freescale Sub, Freescale Holdings V, Inc., Freescale Holdings IV, Ltd., Freescale Holdings III, Ltd., the lenders from time to time party thereto, and Citibank, N.A., as administrative agent, collateral agent, swing line lender and letter of credit issuer (as amended, restated, supplemented or otherwise modified from time to time).

“Company Credit Agreement Termination” means the termination of commitments under the Company Credit Agreement, the repayment in full of all Obligations (as defined in such Company Credit Agreement) then outstanding thereunder (other than contingent indemnity obligations not then due and payable that by their terms survive termination of such agreement) (using funds arranged by Parent) and the release of all Liens in connection therewith on the Closing Date.

“Company Disclosure Document” means the Proxy Statement/Prospectus and each other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders (including Registered Shareholders) in connection with the transactions contemplated by this Agreement.

“Company Disclosure Schedule” means the disclosure schedule, delivered by the Company to Parent immediately prior to the execution of this Agreement.

“Company Equity Plans” means the Company’s 2006 Management Incentive Plan, the Company’s Amended and Restated 2007 Employee Incentive Plan and the Company’s Amended and Restated 2011 Omnibus Incentive Plan as well as any other plans or agreements pursuant to which the Company has granted equity awards (including equity awards granted or assumed by the Company in connection with any acquisitions prior to the Effective Time).

“Company Financial Statements” has the meaning set forth in Section 4.5(b).

“Company Material Adverse Effect” means any event, circumstance, change, occurrence, development or effect that has a material adverse change in, or material adverse effect on, (a) the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated hereby before the Termination Date; provided, however, that for purposes of clause (a) a “Company Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect resulting from or arising in connection with (i) conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate, (ii) general economic, political or financial or securities market conditions, (iii) the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (including the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the Company’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners) (provided that this clause (iii) shall not apply with respect to Section 4.4), (iv) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events, (v) changes after the date of this Agreement in GAAP, in the interpretation of GAAP, or in the accounting rules and regulations of the SEC, (vi) any other action taken at the written request of Parent or Sub, (vii) any Action brought or threatened by shareholders of either Parent or the Company (whether on behalf of Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Company Disclosure Documents or Parent Disclosure Documents, (viii) any changes after the date of this Agreement in Law or (ix) any decrease or decline in the market price or trading volume of the Company Common Shares or any failure by the Company to meet any projections, forecasts or revenue or earnings predictions of the Company or of any securities analysts (provided that, in the case of this clause (ix), the underlying cause of any such decrease or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred), except, in the case of clauses (i), (ii), (iv), (v) and (viii), to the extent that such event, circumstance, change, occurrence, development or effect disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries and geographies in which the Company operates, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, such disproportionate effect may be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Performance Restricted Share Unit” means a performance-based restricted share unit issued pursuant to any of the Company Equity Plans.

“Company Preferred Shares” means the preference shares, $0.01 par value, of the Company.

“Company Products” means the products and services designed, developed, manufactured, offered, provided, marketed, licensed, sold, distributed or otherwise made available by or for the Company or any of its Subsidiaries.

“Company Real Property” has the meaning set forth in Section 4.14(a).

“Company Restricted Share Unit” means a restricted share unit issued pursuant to any of the Company Equity Plans (other than Company Performance Restricted Share Units).

“Company SEC Reports” has the meaning set forth in Section 4.5(a).

“Company Shareholders’ Agreement” means the Shareholders’ Agreement of the Company, dated June 1, 2011, by and among the Company, Freescale Holdings L.P., each of the Blackstone Investors (as defined therein), each of the Carlyle Investors (as defined therein), each of the TPG Investors (as defined therein) and each of the Permira Investors (as defined therein).

“Company Shareholder Approval” has the meaning set forth in Section 4.21.

“Company Shareholder Meeting” has the meaning set forth in Section 6.7(a).

“Company Stock Option” means an option to purchase Company Common Shares granted pursuant to one of the Company Equity Plans.

“Confidentiality Agreement” means that certain letter agreement dated December 22, 2014, by and between the Company and Parent, as amended on January 29, 2015, and as may be further amended or supplemented from time to time.

“Consent and Offer Documents” has the meaning set forth in Section 6.14(b).

“Consent Solicitation” has the meaning set forth in Section 6.14(b).

“Consideration Fund” has the meaning set forth in Section 3.2(a).

“Contract” means any note, bond, mortgage, indenture, lease, license, contract or agreement.

“Converted Parent Option” has the meaning set forth in Section 3.4(a).

“Converted PRSUs” has the meaning set forth in Section 3.4(d).

“Converted RSUs” has the meaning set forth in Section 3.4(c).

“Customer Information” has the meaning set forth in Section 4.12(e).

“D&O Indemnitee” has the meaning set forth in Section 6.6(a).

“D&O Insurance” has the meaning set forth in Section 6.6(b).

“Debt Commitment Letter” has the meaning set forth in Section 5.14.

“Debt Financing” has the meaning set forth in Section 5.14.

“Debt Financing Agreements” has the meaning set forth in Section 6.13(b).

“Debt Financing Sources” the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or other financings in connection with the transactions contemplated hereby, including the Lenders named in Section 5.14 and the lender parties or noteholders to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Dissenting Shares” means Company Common Shares held by a Dissenting Shareholder.

“Dissenting Shareholder” means a Registered Shareholder who did not vote in favor of the Merger and who complies with all of the provisions of the Companies Act concerning the right of Registered Shareholders to require the appraisal of the fair value of their Company Common Shares pursuant to section 106(6) of the Companies Act.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof, codified at 31 C.F.R. Part 800.

“Effective Time” has the meaning set forth in Section 2.2.

“Employees” has the meaning set forth in Section 6.4(a).

“Environmental Claim” means any claim, notice, directive, action, investigation, suit, complaint, proceeding, demand, abatement order or other order by any Person alleging liability or potential liability arising out of, relating to, based on, or resulting from (a) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law, or (c) any other obligations or liabilities under any Environmental Laws.

“Environmental Laws” means all applicable and legally enforceable Laws relating to pollution or protection of the environment or of human health, including (as relates to Hazardous Materials) employee health and safety, including Laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials.

“Environmental Report” means any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or Hazardous Materials or any proposed or anticipated change in or addition to Environmental Law, that would reasonably be expected to affect the Company or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“ESPP” means the Amended and Restated Freescale Semiconductor, Ltd. Employee Share Purchase Plan.

“Excess Shares” has the meaning set forth in Section 3.1(f)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Executive Severance Plan” has the meaning set forth in Section 6.1(b)(viii).

“Exercise Date” has the meaning set forth in Section 6.10.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Financing Information” means (a) the Required Financing Information, (b) all other financial statements and financial and other data and information regarding the Company and its Subsidiaries of the type and form and for the periods customarily included in Syndication and Offering Materials and (c) all other data that would be necessary for the Lenders and is customarily provided in connection with a financing such as, or similar to, the Available Financing.

“Foreign Antitrust Approvals” has the meaning set forth in Section 6.8(a).

“Foreign Benefit Plan” means any Benefit Plan that is maintained pursuant to or is subject to the Laws of a country other than the United States, excluding any benefit plan mandated or pursuant to which the Company or its Subsidiaries is required to contribute, in either case, under applicable Law.

“Freescale Sub” means Freescale Semiconductor, Inc., a Delaware corporation.

“GAAP” has the meaning set forth in Section 4.5(b).

“Governmental Entity” has the meaning set forth in Section 4.4.

“Hazardous Materials” means any substance that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any law relating to pollution, waste, or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“Intellectual Property” means all rights in patents, patent applications, trademarks, trademark applications, service mark registrations and service mark applications, trade names, trade dress, logos, slogans, uniform resource locators, Internet domain names, Internet domain name applications, registered copyrighted works, technology, software, trade secrets, know-how, technical documentation, specifications, data, designs and other intellectual property and proprietary rights, other than off-the-shelf computer programs.

“IRS” means the U.S. Internal Revenue Service.

“Joint Defense Agreement” means that certain joint defense agreement by and between the Company and Parent, dated as of February 7, 2015.

“Knowledge” means such facts and other information that as of the date of determination are actually known to (i) with respect to the Company, the Persons set forth on Section 1.1(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the Persons set forth on Section 1.1(b) of the Parent Disclosure Schedule.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, franchise, license, agency requirement or permit of any Governmental Entity.

“Lenders” has the meaning set forth in Section 5.14.

“License-In Agreements” has the meaning set forth in Section 4.12(b).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal, state or foreign securities Laws) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout and at the end of which (a) the conditions set forth in Sections 7.1 and 7.2 are satisfied (except for those conditions that by their nature are to be satisfied by actions taken at the Closing) and (b) Parent shall have the Required Financing Information from the Company; provided that such fifteen (15) consecutive Business Day period (i)(x) shall either end on or prior to August 14, 2015 or, if such period has not ended on or prior to August 14, 2015, then it shall commence no earlier than September 8, 2015 and (y) shall either end on or prior to December 17, 2015 or, if such period has not ended on or prior to December 17, 2015, then it shall commence no earlier than January 4, 2016 and (ii) none of November 25, 2015 and November 27, 2015 shall be deemed a Business Day for purposes of such period; provided, however, the Marketing Period shall end on any earlier date that is the date on which the full proceeds to be provided to Parent by the Available Financing are made available to Parent to complete the transactions contemplated by this Agreement; provided, further, that if the Company in good faith reasonably believes that Parent has the Required Financing Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed any such delivery), in which case the Company shall be deemed to have delivered the Required Financing Information as of the date of delivery of such notice unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financing Information and, within two (2) Business Days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financing Information the Company has not delivered); provided, further, that the Marketing Period shall not be deemed to have commenced if prior to the completion of the Marketing Period, (I) KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by KPMG LLP or another independent accounting firm reasonably acceptable to Parent, (II) the financial statements included in the Required Financing Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financing Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period or (III) the Company shall have announced its intention to restate any historical financial statements of the Company included in the Required Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Financing Information has been amended or the Company has announced that it has concluded no such restatement shall be required.

“Material Contract” has the meaning set forth in Section 4.8(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Application” has the meaning set forth in Section 2.2.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Nasdaq” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is not then the principal U.S. trading market for the Parent Ordinary Shares, then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Parent Ordinary Shares, or such other applicable ordinary share, is then traded.

“Nasdaq Rules” means the rules and regulations of the Nasdaq Global Select Market.

“New-Hire/Promotion Awards” means equity incentive compensation grants to new hires and new promotions with an aggregate grant date fair value consistent with the value of awards previously made by the Company to similar new hires and promotions.

“Notes” means, collectively, (a) the 2021 Notes, and (b) the 2022 Notes.

“NYSE” means the New York Stock Exchange, but if the New York Stock Exchange is not then the principal U.S. trading market for the Company Common Shares, then “NYSE” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Company Common Shares, or such other applicable common share, is then traded.

“NYSE Rules” means the rules and regulations of the NYSE.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Offering Period” has the meaning set forth in Section 6.10.

“Owned Real Property” has the meaning set forth in Section 4.14(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Acquisition Proposal” means any offer or proposal made by any Person or Persons other than the Company or any controlled Affiliate thereof (other than any transaction required pursuant to Section 6.8 of this Agreement) to acquire (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into such securities) representing fifteen percent (15%) or more of the Parent Ordinary Shares and/or Parent Preferred Shares pursuant to a merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction involving Parent or (ii) fifteen percent (15%) or more of the assets (including the capital stock of the Subsidiaries of Parent) of Parent and its Subsidiaries, taken as a whole.

“Parent Balance Sheet” has the meaning set forth in Section 5.15.

“Parent Capital Increase” has the meaning set forth in Section 3.5.

“Parent Disclosure Documents” means the Proxy Statement/Prospectus and each other document required to be filed by Parent with the SEC or required to be distributed or otherwise disseminated to Parent’s shareholders in connection with the transactions contemplated by this Agreement.

“Parent Disclosure Schedule” means the disclosure schedule, delivered by Parent to the Company immediately prior to the execution of this Agreement.

“Parent Financial Statements” has the meaning set forth in Section 5.4(b).

“Parent Material Adverse Effect” means any event, circumstance, change, occurrence, development or effect that has a material adverse change in, or material adverse effect on, (a) the business, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (b) the ability of Parent or Sub to consummate the transactions contemplated hereby before the Termination Date; provided, however, that for purposes of clause (a) a “Parent Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect resulting from or arising in connection with (i) conditions generally affecting the industries and markets in which Parent and its Subsidiaries operate, (ii) general economic, political or financial or securities market conditions, (iii) the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (including the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, including any resulting loss or departure of officers or other employees of Parent or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in Parent’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners) (provided that this clause (iii) shall not apply with respect to Section 5.4), (iv) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events, (v) changes after the date of this Agreement in GAAP, in the interpretation of GAAP, or in the accounting rules and regulations of the SEC, (vi) any other action taken at the written request of the Company, (vii) any Action brought or threatened by shareholders of either Parent or the Company (whether on behalf of Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Company Disclosure Documents or Parent Disclosure Documents, (viii) any changes after the date of this Agreement in Law or (ix) any decrease or decline in the market price or trading volume of the Parent Ordinary Shares or any failure by Parent to meet any projections, forecasts or revenue or earnings predictions of Parent or of any securities analysts (provided that, in the case of this clause (ix), the underlying cause of any such decrease or decline may be taken into account in determining whether a Parent Material Adverse Effect has occurred), except, in the case of clauses (i), (ii), (iv), (v) and (viii), to the extent that such event, circumstance, change, occurrence, development or effect disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries and geographies in which Parent operates, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, such disproportionate effect may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred.

“Parent Measurement Price” means the volume weighted average trading price of Parent Ordinary Shares on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Parent Option” means an option to purchase or to subscribe for Parent Ordinary Shares granted pursuant to one of Parent’s equity incentive plans.

“Parent Ordinary Share” means any ordinary share (gewoon aandeel) of Parent, par value EUR 0.20 per share.

“Parent Plans” has the meaning set forth in Section 6.4(c).

“Parent Preferred Share” means any preferred share (preferent aandeel) in the share capital of Parent.

“Parent Recommendation” has the meaning set forth in Section 6.7(b).

“Parent SEC Reports” has the meaning set forth in Section 5.4(a).

“Parent Shareholder Approval” has the meaning set forth in Section 5.17.

“Parent Shareholder Meeting” has the meaning set forth in Section 6.7(a).

“Parent Superior Proposal” means any Parent Acquisition Proposal (substituting the term “one hundred percent (100%)” for the term “fifteen percent (15%)” in the instance in clause (i) where such term appears therein and substituting the term “all or substantially all” for the term “fifteen percent (15%) or more”) that Parent’s board of directors has determined, after consultation with its outside legal counsel and financial advisors, that the failure to approve such agreement and enter into such transaction would be inconsistent with the fiduciary duties of Parent’s directors under applicable Law.

“Partnership” means any partnership, joint venture or other similar agreement, arrangement or entity in connection with which the Company or any of its Subsidiaries directly or indirectly holds an ownership interest in such entity.

“Permits” has the meaning set forth in Section 4.17.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (c) Liens reflected in the Company Balance Sheet, as applicable, and (d) with respect to any Real Property Lease or Owned Real Property, Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Entity which are not violated by the current use or occupancy of the real property or the operation of the business of the Company and its Subsidiaries as presently conducted.

“Person” means any natural person or any corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.7(b).

“Qualifying Parent Transaction” means any acquisition of (a) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into such securities) representing fifty percent (50%) or more of the issued and outstanding Parent Ordinary Shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving Parent or (b) all or substantially all of the assets (including the capital stock of the Subsidiaries of the Company) of Parent and its Subsidiaries, taken as a whole.

“Qualifying Transaction” means any acquisition of (a) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into such securities) representing fifty percent (50%) or more of the issued and outstanding Company Common Shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving the Company or (b) all of substantially all of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole.

“Real Property Lease” has the meaning set forth in Section 4.14(a).

“Registered Shareholder” means a registered holder of Company Common Shares.

“Registrar” has the meaning set forth in Section 2.2.

“Registration Statement” has the meaning set forth in Section 6.7(b).

“Related Parties” means each party hereto, former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing.

“Representatives” has the meaning set forth in Section 6.2(a).

“Required Financing Information” means (a) audited consolidated balance sheets and related statements of income and cash flows of the Company for the three (3) most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date and (b) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each subsequent fiscal quarter ended at least forty five (45) days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year).

“RF Power Business” means either the business as conducted by or on behalf of Parent and its Subsidiaries as of the date hereof or the business as conducted by or on behalf of Company and its Subsidiaries in respect of researching, designing, developing, testing, manufacturing, commercializing, packaging, marketing, distributing, selling and/or servicing semiconductors (including modules incorporating such semiconductors) which (i) have more than 1 (one) Watt average RF output power; and (ii) are manufactured using Silicon Lateral Diffused Metal Oxide Semiconductor (Si-LDMOS), Gallium Nitride on Silicon Carbide (GaN-on-SiC), or Gallium Arsenide (GaAs) process technologies.

“RF Sale” has the meaning set forth in Section 6.8(c).

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(d).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Employee” means an employee of the Company or any of its Subsidiaries with a title of Vice President or above.

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any Company Subsidiary.

“Shareholders Agreement” has the meaning set forth in the Recitals.

“Significant Customer” has the meaning set forth in Section 4.19(a).

“Significant Supplier” has the meaning set forth in Section 4.19(b).

“Solvent” has the meaning set forth in Section 5.16.

“Statutory Merger Formalities” has the meaning set forth in Section 5.2.

“Sub” has the meaning set forth in the Preamble.

“Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions.

“Superior Proposal” means any Acquisition Proposal (substituting the term “one hundred percent (100%)” for the term “fifteen percent (15%)” in the instance in clause (i) where such term appears therein and substituting the term “all or substantially all” for the term “fifteen percent (15%) or more”) that the Company’s board of directors determines, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees and conditions to consummation) and the likelihood and timing of consummation (as compared to the transactions contemplated hereby), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal, to be more favorable from a financial point of view to the Company and its shareholders than the transactions contemplated hereby.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Surviving Corporation Shares” has the meaning set forth in Section 2.2.

“Syndication and Offering Materials” shall mean reasonable and customary syndication and offering documents and materials, including information memoranda and packages, lender and investor presentations, bank information memoranda, private placement memoranda, prospectuses, rating agency materials and presentations, road show presentations and similar documents and materials that are required in connection with the Available Financing, as amended or supplemented from time to time.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax, and any amendments or attachments to any of the foregoing.

“Taxes” means any and all taxes, charges, fees, levies, customs, duties or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other Governmental Entity (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

“Terminated Plan” has the meaning set forth in Section 6.4(e).

“Termination Date” has the meaning set forth in Section 8.1(b)(i).

“United States” and “U.S.” mean the United States of America.

“U.S. Benefit Plan” means any Benefit Plan that is maintained pursuant to or is subject to the Laws of the United States.

“WARN Act” has the meaning set forth in Section 4.16(e).

Section 1.2 Other Definitional Provisions; Interpretation.

The words “hereof,” “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, paragraphs, exhibits and schedules are to the articles, sections and paragraphs of, and exhibits and schedules to, this Agreement, unless otherwise specified.

Whenever “include,” “includes” or “including” is used in this Agreement, such word shall be deemed to be followed by the phrase “without limitation.”

Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

If in this Agreement a Dutch term is placed in italics and in parentheses immediately following an English term, then the meaning of that Dutch term under the Laws of the Netherlands prevails.

Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, the Sub shall be merged with and into the Company (the “Merger”) under Section 104(H) of the Companies Act, the separate corporate existence of the Sub shall cease and the Company shall continue as the surviving company pursuant to the Companies Act and as a wholly owned indirect subsidiary of Parent. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 2.2 Effective Time. Subject to the terms of this Agreement and the Bermuda Merger Agreement, the parties shall (a) on or prior to the Closing Date, execute and deliver the Bermuda Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Corporation (the “Merger Application”) to be executed and delivered to the Registrar of the Companies in Bermuda (the “Registrar”) as provided under and in accordance with Section 108 of the Companies Act, and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar (such time, the “Effective Time”). At the Effective Time, each Company Common Share will be converted into one common share, par value $0.01 per share of the Surviving Corporation (the “Surviving Corporation Shares”) and the Surviving Corporation shall deliver to the Exchange Agent, solely for the account and benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)), a number of Surviving Corporation Shares equal to the total number of Company Common Shares outstanding immediately prior to the Effective Time.

Section 2.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 A.M., New York City Time, on a date to be mutually agreed by the parties, which shall be no later than three (3) Business Days after satisfaction or waiver of all of the conditions set forth in Article VII hereof (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (x) a date during the Marketing Period specified by Parent in writing on no fewer than three (3) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing and, if the Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (y) the third Business Day immediately following the last day of the Marketing Period. The date on which the Closing actually occurs is the “Closing Date”.

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Memorandum of Association and Bye-laws of the Surviving Corporation. The memorandum of association of Sub, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended in accordance with the Companies Act and as provided in such memorandum of association, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be “Freescale Semiconductor, Ltd.” and (ii) the authorized share capital of the Surviving Company as provided in such memorandum of association shall be the authorized share capital of the Company immediately prior to the Effective Time. The bye-laws of Sub, as in effect immediately prior to the Effective Time, shall be the bye-laws of the Surviving Corporation until thereafter amended in accordance with the Companies Act and as provided in such bye-laws, except that the name of the Surviving Corporation as provided in such bye-laws shall be “Freescale Semiconductor, Ltd.”

Section 2.6 Directors and Officers of the Surviving Corporation. The directors of Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s bye-laws. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s bye-laws.

Section 2.7 Governance Matters. Prior to the Effective Time, Parent shall take all necessary action to cause two (2) individuals who are not Affiliated with any equityholders of Fender L.P. to be designated by the Company immediately prior to the Effective Time to become non-executive members of the board of directors of Parent as of the Effective Time.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Conversion of Shares.

(a) At the Effective Time, each common share of the Company, $0.01 par value (a “Company Common Share”), issued and outstanding immediately prior to the Effective Time (other than Company Common Shares to be cancelled pursuant to Section 3.1(c)) shall be automatically converted into one Surviving Corporation Share, and each of the resulting Surviving Corporation Shares shall be automatically exchanged for (subject to Section 3.3) the right to receive (i) 0.3521 (the “Exchange Ratio”) of a duly authorized, validly issued and fully paid ordinary share (gewoon aandeel) of Parent, par value EUR 0.20 per share (a “Parent Ordinary Share,” and such Parent Ordinary Share, the “Parent Share Consideration”); and (ii) $6.25 in cash, without interest (the “Cash Consideration”, and together with the Parent Share Consideration, the “Merger Consideration”).

(b) Each common share, $1.00 par value, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid common share of the Surviving Corporation.

(c) All Company Common Shares that are owned by the Company as treasury shares immediately prior to the Effective Time and any Company Common Shares owned by Parent, Sub or any other direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) At the Effective Time, each Company Common Share converted into a Surviving Corporation Share and the right to receive the Merger Consideration pursuant to Section 3.1(a) shall be automatically cancelled and shall cease to exist, and the holders of Book Entry Shares and the holders of certificates that, immediately prior to the Effective Time, represented outstanding Company Common Shares (the “Certificates”) shall cease to have any rights with respect thereto other than the right to receive Surviving Corporation Shares in accordance with Section 3.1(a) and, upon transfer of such Surviving Corporation Shares in accordance with Section 3.2, the Merger Consideration, without any interest thereon, for each such Company Common Share.

(e) If at any time between the date of this Agreement and the Effective Time any change in the number of issued or outstanding Company Common Shares, Parent Ordinary Shares or Parent Preferred Shares shall occur as a result of a reclassification, recapitalization, share split (including a reverse share split), or combination, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or distribution of securities convertible into Company Common Shares, Parent Ordinary Shares or Parent Preferred Shares) with a record date during such period, the amount of the Merger Consideration as provided in Section 3.1(a) shall be equitably adjusted to reflect such change.

(f) No fraction of a Parent Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Registered Shareholder that would otherwise be entitled to a fraction of a Parent Ordinary Share (after aggregating all fractional Parent Ordinary Shares that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) or Book Entry Share(s) or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.2(g), receive compensation in accordance with either option (i) or option (ii) below, at the election of Parent.

(i) The compensation shall be an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average of the per share closing prices of Parent Ordinary Shares reported on Nasdaq during the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date, or

(ii) To facilitate payment of the compensation, Parent shall issue at the Effective Time to the Exchange Agent a number of Parent Ordinary Shares resulting from aggregating the fractional entitlements of all Registered Shareholders (rounded downwards to the nearest whole Parent Ordinary Share) (the “Excess Shares”), which Excess Shares shall be issued and paid up in accordance with Section 3.2 and shall be held by the Exchange Agent for the benefit of the Registered Shareholders who would otherwise be entitled to a fraction of a Parent Ordinary Share. Following the Effective Time, the Exchange Agent, as agent for each such Registered Shareholder, shall sell the Excess Shares at then prevailing prices on NASDAQ in accordance with the remainder of this Section 3.1(f). The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions, but in any case within five (5) trading days after the Closing Date. The Exchange Agent shall determine the portion of the proceeds from such sale of Excess Shares to which each Registered Shareholder that would otherwise be entitled to a fraction of a Parent Ordinary Share shall be entitled, by multiplying the amount of the aggregate proceeds from the sale of all Excess Shares by a fraction the numerator of which is the amount of the fractional share interest to which such Registered Shareholder is entitled (after taking into account all Company Common Shares held immediately prior to the Effective Time by such Registered Shareholder) and the denominator of which is the number of Excess Shares.

Section 3.2 Contribution in Kind to Parent and Issuance and Delivery of Parent Ordinary Shares to Former Registered Shareholders.

(a) Prior to the filing of the Registration Statement, Parent shall appoint a United States bank or trust company or other independent financial institution in the United States (or Affiliate thereof) (the “Exchange Agent”) that is reasonably acceptable to the Company to act, among other things, as exchange agent for the Merger and to deliver the Merger Consideration to former Registered Shareholders. Parent and the Company shall enter into an exchange agent agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement, including with regard to the contribution of Surviving Corporation Shares to Parent pursuant to this Section 3.2(a). Immediately following the Effective Time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), the Exchange Agent, acting as exchange agent and solely for the account and benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)), shall contribute, for the account and benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)), all of the issued and outstanding Surviving Corporation Shares that were issued to the Exchange Agent solely for the account and benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)) pursuant to Section 2.2 to Parent, as a contribution in kind (inbreng op aandelen anders dan in geld) and, in consideration of this contribution in kind, Parent shall issue (uitgeven) and deliver (leveren) to the Exchange Agent for the account and benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)) (i) the aggregate number of Parent Ordinary Shares to be issued pursuant to Sections 3.1(a) and (ii) the aggregate Cash Consideration to be paid pursuant to Sections 3.1(a) (such Parent Ordinary Shares and Cash Consideration, the “Consideration Fund”). In addition, Parent shall (if it does not elect to compensate for fractional entitlements to Parent Ordinary Shares in accordance with Section 3.1(f)(ii)) make available necessary cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 3.1(f)(i) and any dividends or distribution which holders of Company Common Shares may be entitled pursuant to Section 3.2(h). In the event the Consideration Fund shall be insufficient to pay the Cash Consideration contemplated by Sections 3.1 (including with respect to Company Common Shares held by Registered Shareholders who did not vote in favor of the Merger but who did not exercise, or who shall have effectively withdrawn or lost, their rights to appraisal of such Company Common Shares under the Companies Act) and 3.4(d), Parent shall promptly deliver, or cause to be delivered, additional funds to the Exchange Agent in an amount that is equal to the deficiency required to make such payments.

(b) Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each Registered Shareholder whose shares were converted into Surviving Corporation Shares and the right to receive Merger Consideration pursuant to Section 3.1: a letter of transmittal, in customary form, and instructions for use, the form and substance of which letter of transmittal and instructions shall be substantially as reasonably agreed to by the Company and Parent and prepared prior to the Closing. Upon receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of a Book Entry Share or surrender of a Certificate for cancellation to the Exchange Agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes, the Merger Consideration, cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to any Parent Share Consideration, if any, in each case pursuant to the provisions of this Article III, and the Book Entry Share so transferred or Certificate so surrendered shall forthwith be cancelled. No interest will be paid to holders of Book Entry Shares or Certificates in connection with, or accrued on, the Merger Consideration, any cash paid in lieu of the issuance of any fractional shares or dividends or distributions payable with respect to Parent Share Consideration. If any Merger Consideration is to be paid to a Person other than a Registered Shareholder in whose name the Book Entry Share transferred or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of payment of the Merger Consideration to a Person other than the Registered Shareholder owning the Book Entry Share transferred or Certificate surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(c) Any cash in the Consideration Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Corporation; provided, however, that any such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States. Earnings on the Consideration Fund in excess of the amounts payable to the Registered Shareholders shall be the sole and exclusive property of Parent and the Surviving Corporation and shall be paid to Parent or the Surviving Corporation, as Parent directs. No investment of the Consideration Fund shall relieve Parent, the Surviving Corporation or the Exchange Agent from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional cash funds to the Exchange Agent for the benefit of the former Registered Shareholders (other than the holders of Company Common Shares to be cancelled pursuant to Section 3.1(c)) in the amount of such losses, which additional funds will be deemed to be part of the Consideration Fund.

(d) At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of the Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article III, except as otherwise provided by Law.

(e) Any portion of the Consideration Fund (including the proceeds of any investments thereof) that remains unclaimed by the former Registered Shareholders one (1) year after the Effective Time shall, to the extent permitted by applicable Law, be delivered to Parent or the Surviving Corporation for no consideration. Any Registered Shareholder owning Certificates or Book Entry Shares who has not theretofore complied with this Article III with respect to such Certificates or Book Entry Shares shall thereafter look only to Parent for payment of their claim for Merger Consideration (and any amounts owed pursuant to Sections 3.1(f) and 3.2(h)) in respect thereof.

(f) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any Person in respect of cash from the Consideration Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book Entry Share shall not have been surrendered or transferred, respectively, prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to applicable Law, any such Merger Consideration in respect of such Certificate or Book Entry Shares shall, to the extent permitted by applicable Law, become the property of Parent or the Surviving Corporation, and any Registered Shareholder of such Certificate or Book Entry Share who has not theretofore complied with this Article III with respect thereto shall thereafter look only to Parent for payment of their claim for Merger Consideration (and any amounts owed pursuant to Sections 3.1(f) and 3.2(h)) in respect thereof.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (which affidavit shall be in a form reasonably satisfactory to Parent and the Exchange Agent) by the Person claiming such certificate to be lost, stolen or destroyed, and if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may so require, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article III.

(h) Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Ordinary Shares with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all Parent Ordinary Shares issuable pursuant to this Agreement as at that record date and not held by Parent pursuant to Section 3.2(e) or Section 3.2(f) (for which unpaid distributions shall be paid by Parent in cash without interest to the Registered Shareholder upon delivery of those Parent Ordinary Shares). No dividends or other distributions declared or made after the date hereof with respect to Parent Ordinary Shares with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 3.1(f) will be paid to the Registered Shareholder owning any unsurrendered Certificates or Book Entry Shares with respect to Parent Ordinary Shares represented thereby until the Registered Shareholders of such Certificates or Book Entry Shares shall surrender such Certificates or Book Entry Shares. Subject to applicable Law, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the Registered Shareholders of such Certificates or such Book Entry Shares, as applicable, without interest (i) promptly after such surrender, such number of whole Parent Ordinary Shares issued in exchange for the Surviving Corporation Shares into which the Company Common Shares represented by such Certificates or Book Entry Shares were converted pursuant to Section 3.1(a), the Cash Consideration payable in exchange therefor, in each case pursuant to Section 3.1(a), along with payment in lieu of fractional shares pursuant to Section 3.1(f) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Parent Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole Parent Ordinary Shares.

Section 3.3 Shares of Dissenting Shareholders. At the Effective Time, each Dissenting Share shall be converted into one Surviving Corporation Share and, unless otherwise required by applicable Law, such Surviving Corporation Share shall be converted into the right to receive the Merger Consideration from the Exchange Agent. Any Dissenting Shareholders shall receive payment of the Merger Consideration only upon such final determination of the claim relating to those Dissenting Shares, and, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Merger Consideration, shall be entitled to receive, following the decision of the court, a cash payment in an amount equal to the difference between the Appraised Fair Value and the value of the Merger Consideration from the Surviving Corporation by payment within thirty (30) days after the Appraised Fair Value is finally determined pursuant to such appraisal procedure. The Company shall give Parent (i) prompt notice of (A) any demands for appraisal of Dissenting Shares or attempted withdrawal or withdrawals of such demands received by the Company and any other instruments served under the Companies Act and received by the Company relating to any Dissenting Shareholder’s right to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares and (B) to the extent that the Company has Knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any and all negotiations and proceedings with respect to any written demands for appraisal under the Companies Act. Neither the Company nor Parent shall, without the prior written consent of the other party, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Companies Act.

Section 3.4 Treatment of Stock Options; Restricted Share Units; and Company Performance Restricted Share Units.

(a) At the Effective Time, each outstanding Company Stock Option (whether vested or unvested) shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from Parent, on the same terms and conditions as were applicable under such Company Stock Option, that number of Parent Ordinary Shares (rounded down to the nearest whole share) equal to the sum of (x) the product of (A) the number of Company Common Shares subject to such Company Stock Option and (B) the Exchange Ratio and (y) the product of (A) the number of Company Common Shares subject to such Company Stock Option and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Measurement Price, at an exercise price per Parent Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the aggregate exercise price for the Company Common Shares subject to such Company Stock Option by (2) the aggregate number of Parent Ordinary Shares to be subject to such Company Stock Option after giving effect to the adjustments in this Section 3.4(a) (each, as so adjusted, a “Converted Parent Option”). All rounding described in this Section 3.4(a) shall be done on an aggregate basis.

(b) The Converted Parent Options shall have the same vesting schedule (including any acceleration of vesting as provided in the Company Equity Plans) as the Company Stock Options and otherwise shall have the same terms and conditions as such Company Stock Options; provided, that Parent shall convert Company Stock Options into Converted Parent Options in a manner that would not cause the Converted Parent Options to be treated as the grant of a new stock right for purposes of Section 409A of the Code. After such assumption and conversion, the Converted Parent Options shall be subject to all of the terms and conditions of the plan and grant agreements under which the Company Stock Options were originally issued (including any applicable change in control or other accelerated vesting provisions, and this transaction shall constitute a change in control for all relevant provisions).

(c) At the Effective Time, by virtue of the Merger, the unvested Company Restricted Share Units outstanding immediately prior to the Effective Time shall be converted into that number of restricted share units of Parent Ordinary Shares (“Converted RSUs”) equal to the sum of (x) the product of (A) the number of Company Common Shares subject to such Company Restricted Share Units and (B) the Exchange Ratio and (y) the product of (A) the number of Company Common Shares subject to such Company Restricted Share Units and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Measurement Price. Any Converted RSUs issued pursuant to this Section 3.4(c) shall be subject to the same terms and conditions as were applicable under such Company Restricted Share Units (including any applicable change in control or other accelerated vesting provisions, and this transaction shall constitute a change in control for all relevant provisions).

(d) At the Effective Time, by virtue of the Merger, the unvested Company Performance Restricted Share Units outstanding immediately prior to the Effective Time shall be converted into that number of restricted share units of Parent Ordinary Shares (“Converted PRSUs”) equal to the sum of (x) the product of (A) the number of Company Common Shares subject to such Company Performance Restricted Share Units (giving effect to the last sentence of this Section 3.4(d)) and (B) the Exchange Ratio and (y) the product of (A) the number of the number of Company Common Shares subject to such Company Performance Restricted Share Units (giving effect to the last sentence of this Section 3.4(d)) and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Measurement Price. Any Converted PRSUs issued pursuant to this Section 3.4(d) shall be subject to the same terms and conditions as were applicable under such Company Performance Restricted Share Units (after giving effect to any applicable change in control or other accelerated vesting provisions, for which purposes this transaction shall constitute a change in control). Prior to the Effective Time, solely to the extent required as of the date hereof under the terms of the applicable award agreement governing a Company Performance Restricted Share Unit, the Company shall take all actions (including causing its board of directors, the compensation committee of Company’s board of directors, or a committee overseeing the Company Equity Plans to take all actions) to determine the level of performance achieved with respect to each such outstanding Company Performance Restricted Share Unit.

(e) Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions set forth in this Section 3.4; provided, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time. The parties shall, to the extent necessary minimize the tax impact of the provisions set forth in this Section 3.4, cooperate in good faith prior to the Effective Time to develop a mechanism with respect to Company Stock Options, Company Restricted Share Units and Company Performance Restricted Share Units held by individuals subject to Taxes imposed by the Laws of a country other than the United States.

Section 3.5 Parent Capital Increase. Prior to the Effective Time, Parent shall take or cause to be taken all such steps as may be required for Parent to issue the Parent Ordinary Shares, the Converted Parent Options

(and the Parent Ordinary Shares underlying such options) the Converted PRSUs (and the Parent Ordinary Shares underlying such units) and the Converted RSUs (and the Parent Ordinary Shares underlying such units) in respect of the Merger (the “Parent Capital Increase”), including the due preparation of (i) any required board and shareholders resolutions, (ii) the instruments of issuance and (iii) the description of the contribution in kind and the receipt of the accountant’s statement pursuant to Section 2.94b of the Dutch Civil Code confirming the valuation of the in kind capital raise.

Section 3.6 Withholding Rights. The Exchange Agent, Parent, Sub and the Surviving Corporation shall be entitled to deduct and withhold from any Merger Consideration or other amounts payable pursuant to this Agreement such amounts as may be required under the Code or any other provision of applicable federal, state, local or foreign Tax Law (and to perform any actions that may be required in this context). To the extent that such amounts are so deducted or withheld and are paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made. If Parent determines that any withholding described in this Section 3.6 may be required by reason of the jurisdiction or Tax Residence of the Company or any of its Subsidiaries, Parent shall notify the Company of any such requirement as soon as reasonably practical after such determination is made by Parent and shall reasonably cooperate in good faith with the Company to reduce or eliminate any such withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Reports filed by the Company following January 1, 2012 and prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or that otherwise constitute risk factors or that are cautionary, predictive or forward looking in nature), but only to the extent such Company SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System or (b) in the Company Disclosure Schedule (subject to Section 9.4), the Company represents and warrants to Parent and Sub as follows:

Section 4.1 Organization.

(a) The Company is an exempted company duly organized, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as it is currently being conducted. The Company is duly qualified to do business as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries, as of the date of this Agreement. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company (i) has been duly organized and is validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where applicable, is in good standing as a foreign entity in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary; and (iii) has all corporate power and authority required to carry on its business as currently conducted.

(c) The Company has made available to Parent (i) accurate and complete copies of the memorandum of association and bye-laws (or equivalent constituent documents), including all amendments thereto through the date hereof, of the Company and its Subsidiaries, and (ii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the Company, the Company’s board of directors and all committees thereof since January 1, 2013 through the date hereof. Neither the Company nor any Subsidiary of the Company is in violation of any of the provisions of the memorandum of association or bye-laws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 4.2 Capitalization; Subsidiaries.

(a) The authorized share capital of the Company is $10,000,000 consisting of 900,000,000 Company Common Shares and 100,000,000 Company Preferred Shares. As of the close of business on February 25, 2015, there were issued and outstanding (i) 307,034,539 Company Common Shares (and 37,180 Company Common Shares issued and held by the Company in treasury), (ii) zero Company Preferred Shares, (iii) Company Stock Options to purchase an aggregate of 8,692,596 Company Common Shares (of which options to purchase an aggregate of 2,344,261 Company Common Shares were exercisable), (iv) 10,619,780 Company Restricted Share Units (of which 150,901 are vested Company Restricted Stock Units), (v) 2,238,939 Company Common Shares underlying Company Performance Restricted Share Units (assuming achievement of the target level of performance at the end of the applicable performance period) and 3,333,347 Company Common Shares underlying Company Performance Restricted Share Units (assuming maximum performance) and (vi) one (1) Company Common Warrant exercisable for 9,534,587 Company Common Shares, with an exercise price per Company Common Share Warrant of $36.12. From the close of business on February 25, 2015 until the date of this Agreement, no Company Common Shares, Company Stock Options, Company Restricted Share Units or Company Performance Restricted Share Units have been issued or granted except for Company Common Shares issued pursuant to the exercise of Company Stock Options, the Company Common Warrant or the vesting of Company Restricted Share Units, in each case outstanding on February 25, 2015 and in accordance with their terms. All of the issued and outstanding shares of the Company’s share capital are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. As of the date hereof, other than pursuant to the Company Equity Plans or the ESPP and other than the Company Common Warrant, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any share capital or other equity interest (or securities convertible or exchangeable into such share capital or equity interest) in, the Company or any of its Subsidiaries, (ii) rights that are linked to, or based upon, the value of Company Common Shares, (iii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital or other equity interests of the Company or any of its Subsidiaries (other than a wholly-owned Subsidiary) or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the share capital or equity interests of the Company. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. All grants of Company Stock Options, Company Restricted Share Units and Company Performance Restricted Share Units were validly issued and properly approved by the board of directors of the Company (or a committee thereof) in accordance with the applicable Company Equity Plan and applicable Law, including the NYSE Rules.

(b) All of the outstanding share capital or equivalent equity interests of each of the Company’s Subsidiaries are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable and all such shares (other than directors’ qualifying shares) are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens, pledges, security interests or other encumbrances.

(c) All Company Common Shares that are owned by the Company as treasury stock and any Company Common Shares owned by Parent, Sub or any other direct or indirect wholly owned Subsidiary of Parent shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. No Company Common Shares are owned by any wholly-owned Subsidiary of the Company.

(d) No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements, except, in each case, to or with the Company or any other Subsidiary of the Company. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its share capital or other equity interests, except, in each case, to or with the Company or any other Subsidiary of the Company.

(e) Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, which interest or investment is material to the Company and its Subsidiaries, taken as a whole.

(f) Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Company or any of its wholly-owned Subsidiaries).

(g) Prior to the date hereof, the Company has provided Parent with a complete and correct list of (i) each outstanding Company Stock Option including the date of grant, exercise price, vesting schedule and number of shares of Company Common Shares subject thereto and (ii) each Company Restricted Share Unit and Company Performance Restricted Share Unit, including the date of grant, vesting schedule and number of Company Common Shares thereof (assuming achievement of the target level of performance at the end of the applicable performance period for each Company Performance Restricted Share Unit).

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements.

Section 4.3 Authorization; Validity of Agreement; Company Action. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and, except for the Company Shareholder Approval, the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, (i) violate any provision of the memorandum of association or bye-laws of the Company or similar organizational documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.4 (iv)(A)-(D), and subject to obtaining the Company Shareholder Approval, require any consent by any Person under, conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries, (iii) violate any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets or (iv) other than in connection with or compliance with (A) the Laws of Bermuda (including the completion of the Statutory Merger Formalities), (B) the HSR Act and other Antitrust Laws, (C) NYSE Rules and listing standards and (D) the Exchange Act, require the Company to make any filing or registration with or notification to, or require the Company to obtain any authorization, consent or approval of, any international, national, federal, state, provincial or local governmental, court, legislative, executive or regulatory authority or agency or other governmental authority or instrumentality (a “Governmental Entity”), except in the case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Reports; Company Financial Statements.

(a) The Company has filed or furnished, as applicable, all reports and other documents with the SEC required to be filed or furnished by the Company since January 1, 2012 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis, and including any amendments thereto, the “Company SEC Reports”). All statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC have been so filed or furnished on a timely basis. None of the Company’s Subsidiaries is required to file any document with the SEC. As of their respective filing dates or, if applicable, as of the time of their most recent amendment, the Company SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date hereof, there are no material outstanding or unresolved written comments from the SEC with respect to the Company SEC Reports. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) Each of the financial statements (including the related notes) of the Company included in the Company SEC Reports (collectively, the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended

(except as indicated in the notes to such Company Financial Statements and subject, in the case of unaudited statements, to normal year-end adjustments and the absence of footnotes, none of which either individually or in the aggregate will be material in any amount).

(c) Since January 1, 2012, there has been no change in the Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Company Financial Statements, except as described in the Company SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the Company’s financial statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting. The Company has provided or made available to Parent true and complete copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to its independent auditors and the audit committee of its board of directors since January  1, 2012.

Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has, since December 31, 2014, incurred any liabilities or obligations of any kind whether accrued, contingent, absolute, inchoate or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, as in effect on the date hereof, or the notes thereto, except for (a) liabilities or obligations disclosed and provided for in the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Company Balance Sheet”) or in the notes thereto, (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2014, (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated or permitted by this Agreement, (d) intercompany liabilities and obligations, (e) liabilities and obligations that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (f) other liabilities and obligations that are otherwise the subject of any other representation or warranty contained in this Article IV.

Section 4.7 Absence of Certain Changes. Except as contemplated by this Agreement, since December 31, 2014 through the date hereof, the Company (i) has not suffered a Company Material Adverse Effect and (ii) has not taken any action that would be prohibited by Section 6.1(b)(i) through Section 6.1(b)(xv) if taken after the date hereof.

Section 4.8 Material Contracts.

(a) As of the date of this Agreement, the Company and its Subsidiaries are not a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) that is or creates a Partnership with any other Person that is material to the Company and its Subsidiaries, taken as a whole, or that relates to the formation, operation, management or control of any such Partnership,

(iii) (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement, in each case, providing for indebtedness in excess of $100,000,000 (other than agreements between the Company and any wholly-owned Subsidiary or between wholly-owned Subsidiaries) or pursuant to which the Company or any of its Subsidiaries guarantees any material indebtedness of any other Person, (B) that materially restricts the Company’s or any Subsidiary’s ability to incur Indebtedness or guarantee the Indebtedness of others, (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole, or (D) that provides for or relates to any interest rate derivatives, currency derivatives or other derivatives;

(iv) that is a written Contract (other than this Agreement) for the acquisition of any Person, assets or business or sale of any of its Subsidiaries, assets or businesses after the date hereof, in each case with a fair market value or purchase price (including assumption of debt) in excess of $50,000,000 (other than intercompany agreements);

(v) under which the Company and its Subsidiaries have made or received payments in excess of $50,000,000 in calendar year 2014 (other than payments between the Company and any of its wholly-owned Subsidiaries);

(vi) under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for the Company Products as of the date of this Agreement with the Company’s top ten (10) customers by revenue in 2014;

(vii) with respect to the acquisition or disposition of any Person, assets or business (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of share capital, tender offer or exchange offer or similar transaction) pursuant to which the Company or any of its Subsidiaries has (x) continuing indemnification obligations or (y) any “earn-out” or similar contingent payment obligations, in each case, in excess of $50,000,000 (other than any Contract that provides for the acquisition of inventory, raw materials or equipment in the ordinary course);

(viii) that contains a right of first refusal, first offer or first negotiation or a call or put right with respect to any asset that is material to the Company and its Subsidiaries, taken as a whole;

(ix) that prohibits or restricts the payment of dividends or distributions in respect of the Company’s shares or capital stock;

(x) that is a purchase or sale agreement with any Significant Customer or Significant Supplier for purchases or sales in excess of $50,000,000 in the prior fiscal year (other than purchase orders issued in the ordinary course of business that do not materially modify the terms of any underlying Contract pursuant to which such purchase orders are issued);

(xi) that is between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ respective directors or officers or shareholders who own five percent (5%) or more of the Company Common shares, other than (i) any employee agreements and agreements entered into under any U.S. Benefit Plan or Foreign Benefit Plan, (ii) transactions conducted on an arms’ length basis or (iii) any agreements with consideration of less than $120,000;

(xii) that is a settlement, conciliation or similar agreement (x) with any Governmental Entity which materially (i) restricts or imposes material obligations upon the Company or its Subsidiaries or (ii) materially disrupts the business of the Company and its Subsidiaries as currently conducted, or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $50,000,000 after the date of this Agreement; or

(xiii) with any Governmental Entity for the purpose of fulfilling a contract or order from such Governmental Entity as the ultimate customer, that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

Each such Contract described in clauses (i)-(xiii), together with each material License-In Agreement and material Contract that relates to Intellectual Property license rights or the operation of the business of the Company or its Subsidiaries, including in connection with the sale of Company Products, in each case, as of the date of this Agreement (other than non-exclusive, “off-the-shelf” software licenses with annual fees of less than $25,000,000 entered in the ordinary course of business), is referred to herein as a “Material Contract.” True and correct copies of each Material Contract (and all material amendments, schedules and exhibits thereto) or, if applicable, form of Material Contract, have been publicly filed as exhibits to the Company SEC Reports or otherwise made available to Parent.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and (ii) the Company or its Subsidiaries, on the one hand, and, to the Knowledge of the Company, each other party to each Material Contract, on the other hand, have performed all obligations required to be performed by it under such Material Contract in all material respects and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach; (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify any Material Contract.

(c) As of the date hereof, the Company is not a party to or bound by any Contract that (i) contains any provisions restricting the right of the Company or any of its Subsidiaries materially (A) to compete or transact in any business or with any Person or in any geographic area, (B) to acquire any material product or other asset or service from any other Person, or (C) to develop, sell, supply, distribute, support or service any material product or technology or other asset to or for any other Person, (ii) grants exclusive rights to license, market, sell or deliver any Company Product or that contains any “most favored nation” or similar provisions in favor of the other party with total Contract value in excess of $50,000,000 in the prior fiscal year, or (iii) other than Contracts with standards setting bodies or organizations, consortia or similar entities entered into in the ordinary course of business, following the Closing, would result in any party to such Contract or any other party obtaining a license, right to use or any other claim or right in respect of any Intellectual Property of Parent and any of its Subsidiaries (excluding the Company and its Subsidiaries).

Section 4.9 Employee Benefit Plans; ERISA.

(a) Section 4.9(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each U.S. Benefit Plan and each Foreign Benefit Plan. With respect to each U.S. Benefit Plan, if applicable, the

Company has made available to Parent true and complete copies of (i) the plan document (and, if applicable, related trust or funding agreements or insurance policies), (ii) the most recent summary plan description or prospectus and any summary of material modifications, (iii) the most recent annual report (including all schedules), (iv) if the U.S. Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS, (v) the most recent actuarial reports and financial statements and (vi) all material correspondence relating to any U.S. Benefit Plan with any Governmental Entity during the past year. With respect to each Foreign Benefit Plan, the Company has made available to Parent a true and complete copy of the plan document or a summary of the material terms thereof.

(b) With respect to each U.S. Benefit Plan, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each such U.S. Benefit Plan is in compliance and has been administered in accordance with its terms and applicable Law, including ERISA and the Code and (ii) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted. Each U.S. Benefit Plan intended to be qualified under section 401(a) of the Code is the subject of an unrevoked favorable determination letter from the IRS, and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such determination that would reasonably be expected to adversely affect such qualification.

(c) Neither the Company nor any Subsidiary or ERISA Affiliate of the Company (i) maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, a U.S. Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)) or otherwise subject to Title IV of ERISA; (ii) has any material liability with respect to any “defined benefit plan,” whether or not subject to ERISA; (iii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a U.S. Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); and (iv) has any material liability, contingent or otherwise, under Title IV of ERISA with respect to a U.S. Benefit Plan.

(d) Neither the Company nor any Subsidiary of the Company sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance (other than health care continuation coverage as required by Law).

(e) Except contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or materially increase the amount of any compensation due, to any current or former Service Provider, (ii) materially increase any benefits otherwise payable under any U.S. Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any current or former Service Provider or (iv) limit or restrict the right of the Company to merge, amend or terminate any U.S. Benefit Plan or Foreign Benefit Plan. Without limiting the generality of the foregoing, no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any U.S. Benefit Plan or other compensation arrangement would be nondeductible under Sections 280G or 162(m) of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(f) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Foreign Benefit Plan and related trust, if any, complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements, (ii) each Foreign Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and (iii) each Foreign Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment.

(g) Except as set forth on the Company SEC Reports, neither the Company nor any Subsidiary of the Company has, or would reasonably be expected to incur, any material liability, contingent or otherwise, with respect to the Motorola Plans.

Section 4.10 Litigation. There is no Action pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no investigations by any Governmental Entity pending, or threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order, settlement or decree except for those that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Compliance with Law.

(a) The Company and its Subsidiaries (i) are, and have at all times since January 1, 2012, been in compliance with applicable Laws; and (ii) since January 1, 2012, have not received any written notice from any Governmental Entity alleging, or to the Knowledge of the Company, has any Governmental Entity otherwise threatened, that the Company or any of its Subsidiaries is in violation of any applicable Law, except, in the case of each of clauses (i) and (ii), for such non-compliance and violations that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries are and have at all times since January 1, 2012, been in compliance with United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC, applicable to its export transactions, except for such non-compliance that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or its Subsidiaries has, since January 1, 2012, engaged in, nor is now knowingly engaging in, any dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List, or any other Governmental Entity, or (ii) any Person in Cuba, Iran, Sudan, Syria, or North Korea. Without limiting the foregoing, to the Knowledge of the Company, there are no pending or threatened claims or investigations by any Governmental Entity of potential violations against the Company or any of its Subsidiaries with respect to export activity or licenses or other approvals, that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, since January 1, 2012, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any agent, director, officer, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly:

(i) made, offered, authorized or agreed to make, offer or authorize any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s or any of its Subsidiaries’ business;

(ii) made, offered, authorized or agreed to make, offer or authorize any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise;

(iii) violated any provision of the FCPA, or any other applicable Laws relating to anti-corruption or anti-bribery; or

(iv) made, offered, authorized or agreed to make, offer or authorize any bribe, payoff, influence payment, kickback or other similar unlawful payment.

(d) Notwithstanding the foregoing, this Section 4.11 shall not apply to employee benefit plans, Taxes, Environmental Laws or labor and employment matters, which are subject exclusively to the representations and warranties in Section 4.9, Section 4.13, Section 4.15 and Section 4.16, respectively.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, and (iii) copyright registrations and applications for registration thereof, in each case that are owned by the Company or any of its Subsidiaries as of the date of this Agreement. With respect to each of the foregoing items of Intellectual Property, (A) the Company and/or one or more of its Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Permitted Liens; (B) such item is not subject to any outstanding injunction, judgment, order, decree or ruling; and (C) no Action of which the Company has received notice is pending or, to the Knowledge of the Company, threatened that challenges the legality, validity, enforceability, registrations, or Company’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A), (B) or (C) to be true and correct would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.12(b) of the Company Disclosure Schedule sets forth a list of all material agreements under which, as of the date of this Agreement, the Company or any of its Subsidiaries licenses from a third party material Intellectual Property that is used by the Company or such Subsidiary in the conduct of its business, except for off-the-shelf software programs, including but not limited to licenses to IT software services or productivity tools, that the Company and any of its Subsidiaries use in the ordinary course of business and general patent cross licenses that the Company and any of its Subsidiaries entered into in the ordinary course of business (such agreements being referred to as “License-In Agreements”). (i) Each License-In Agreement is in full force and effect; (ii) each License-In Agreement will continue to be in full force and effect immediately following the consummation of the transactions contemplated hereby; (iii) neither the Company nor any of its Subsidiaries is in breach under any such License-In Agreement; except to the extent that the failure of any of the foregoing clauses (i), (ii) or (iii) to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has received any written complaint, claim, demand, or notice during the past three (3) years alleging any infringement or misappropriation of third-party Intellectual Property, excluding any of the forgoing that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property of any third party in the past three (3) years.

(d) The Company uses commercially reasonable efforts to protect and preserve its rights in any material proprietary Intellectual Property. All employees and independent contractors who create or contribute to material Intellectual Property owned by Company have assigned to Company in writing all of their rights therein that did not initially vest with Company or any of its Subsidiaries by operation of law.

(e) The Company is in compliance in all material respects with all applicable Laws and regulations governing the collection, interception, storage, receipt, purchase, sale, transfer and use of personal, consumer, or customer information (“Customer Information”). The Company uses commercially reasonable actions to protect the confidentiality and security of Customer Information and its systems and other data, and, to the Knowledge of the Company, there have been no violations or unauthorized access to same.

Section 4.13 Taxes.

(a) Each of the Company and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns are true, correct and complete in all material respects and (ii) paid or accrued (in accordance with GAAP) all material Taxes due and payable other than such Taxes as are being contested in good faith by the Company or its Subsidiaries.

(b) There are no material federal, state, local or foreign audits or examinations of any Tax Return of the Company or its Subsidiaries pending and neither the Company nor any Subsidiary has received written notice of any such material audit or examination. No claim for material unpaid Taxes has been asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved.

(c) The Company and each of its Subsidiaries have withheld all material Taxes required to have been withheld from payments made to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been paid to the relevant Governmental Entity.

(d) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, (ii) will terminate as of the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(f) There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries that are not provided for in the Company SEC Reports, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith, which contest, if determined adversely to the Company, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) No private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(h) In the last two (2) years, none of the Company or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

(i) Neither the Company nor any of its Subsidiaries (A) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is the Company or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(j) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) No written claim has been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

Section 4.14 Real Property and Tangible Assets.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries owns good and marketable fee simple title or has valid leasehold title (as applicable) to the real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and the leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property as of the date of this Agreement (the “Real Property Lease”, together with the Owned Real Property, the “Company Real Property”) and other tangible assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens and (ii) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any real property is valid, binding and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is not under any Real Property Lease (i) any existing default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or (ii) to the Knowledge of the Company, any condition or event which, with notice or lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

Section 4.15 Environmental.

(a) Except for noncompliance that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of permits and other governmental authorizations required for their operations under Environmental Laws, and compliance with the terms and conditions thereof.

(b) There is no Environmental Claim pending against or, to the Knowledge of Company, threatened against or affecting the Company or any Subsidiary that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no and have been no releases or threatened releases of Hazardous Materials by or on behalf of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other Person, including with respect to the Company Real Property currently owned, leased or operated by the Company or any of its Subsidiaries or any other location (including any other currently or formerly owned, leased or operated property or location used for the storage, disposal, recycling or other handling of any Hazardous Materials), that require a Cleanup or that could reasonably be expected to result in liability of the Company or any of its Subsidiaries under any Environmental Law, except for any Cleanup or liability that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries has assumed or retained, by Contract or, to the Knowledge of the Company, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company has made available to Parent copies of all material Environmental Reports containing material information to the extent in the possession or reasonably within the control of the Company or any of its Subsidiaries.

Section 4.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any labor union contract or trade union agreement or work rules, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a works council or a labor organization, or activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries and no consent or approval of any works council or labor organization is required as a result of the transactions contemplated by this Agreement. There is no pending or, to the Knowledge of the Company, threatened, material labor strike, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, walkout, slowdown or lockout has occurred within the past five (5) years.

(b) There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, except for any such proceeding that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to employment, including, without limitation, Laws relating to discrimination, hours of work and the payment of wages or overtime wages, classification of employees and independent contractors, health and safety, layoffs and plant closings and collective bargaining, (ii) the Company and its subsidiaries have not received notice of any charge or complaint with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, and (iii) there are no complaints or lawsuits, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) withheld all amounts required by law to be withheld from the wages, salaries, and other payments to employees; and (ii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice).

(e) Since January 1, 2011 and except as in compliance with the Worker Adjustment and Retraining Notification Act of 1988 and any similar applicable state or local Law requiring notice to employees in the event of a closing or layoff (the “WARN Act”) (i) neither the Company nor any of its Subsidiaries in the United States has effectuated a “plant closing” (as defined in the WARN Act or any similar state or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and/or any of its Subsidiaries, and (ii) there has not occurred a “mass layoff” (as defined in the WARN Act or any similar state or local Law) affecting any site of employment or facility of the Company or any of its Subsidiaries in the United States.

(f) To the Knowledge of the Company, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no employees of the Company or any of its Subsidiaries are in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others.

(g) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or other material violation of any collective bargaining agreement, trade union agreement, works council agreement or regulations or any other labor-related agreement to which the Company or any of its Subsidiaries is a party.

Section 4.17 Licenses and Permits. Except in each case as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, and at all times since January 1, 2012 have had, all licenses, permits, qualifications, accreditations, approvals and authorizations of any Governmental Entity (collectively, the “Permits”), and have made all necessary filings required under applicable Law, necessary to conduct the business of the Company and its Subsidiaries; (ii) since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit; and (iii) each such Permit has been validly issued or obtained and is in full force and effect.

Section 4.18 Insurance. Except as has not had, and would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) all material insurance policies of the Company and its Subsidiaries are in full force and effect and are sufficient for the Company and its Subsidiaries to comply with all applicable Laws, (ii) no claim for coverage pending under any such policies has been denied by an insurer, (iii) neither the Company nor any of its Subsidiaries is in breach or default of any such insurance policies or has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any such insurance policies, (iv) other than in connection with ordinary course renewals, no written notice of default or termination has been received by the Company or any of its Subsidiaries in respect thereof and (v) all premiums due thereon have been paid in accordance with the terms of such policies.

Section 4.19 Significant Suppliers and Customers.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each customer who, for each of the years ended December 31, 2014 and December 31, 2013, was one of the ten (10) largest sources of revenues for the Company, based on amounts paid or payable (each, a “Significant Customer”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Company or any of its Subsidiaries, as applicable, or that such customer intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable.

(b) Section 4.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list of the accounts payable incurred in respect of, each supplier or other service provider of the Company was one of the ten (10) largest sources of amounts payable to suppliers for the Company, based on amounts paid or payable, for each of the years ended December 31, 2014 and December 31, 2013 (each a “Significant Supplier”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Company or any of its Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable.

Section 4.20 Brokers or Finders. No investment banker, broker, finder, financial advisor or intermediary other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A true and correct copy of the Company’s engagement letter with Morgan Stanley & Co. LLC relating to the transactions contemplated by this Agreement has been made available to Parent prior to the date of this Agreement.

Section 4.21 Vote Required. The affirmative vote of a majority of the issued and outstanding Company Common Shares in favor of the approval of this Agreement and the Merger (the “Company Shareholder Approval”) is the only vote of the holders of any of the Company’s share capital necessary in connection with the consummation of the Merger, the Bermuda Merger Agreement and the other transactions contemplated by this Agreement.

Section 4.22 Board Recommendation; Majority Sponsor Approval. The Company’s board of directors has unanimously (a) determined that the Merger Consideration constitutes fair value for each Company Common Share in accordance with the Companies Act and determined that this Agreement, the Bermuda Merger Agreement and the Merger are advisable and in the best interests of the Company and its shareholders, (b) approved this Agreement and the Bermuda Merger Agreement, including the Merger and the other transactions contemplated hereby and thereby and (c) subject to the other terms and conditions of this Agreement and the Bermuda Merger Agreement, resolved to recommend that the shareholders of the Company approve this Agreement, the Bermuda Merger Agreement and the Merger, and, as of the date of this Agreement, none of such actions by Company’s board of directors has been amended, rescinded, or modified. The Company has obtained the Majority Sponsor Approval (as defined in the Company Shareholders’ Agreement), and such approval has not been amended, rescinded or modified.

Section 4.23 Opinion of Financial Advisors. The board of directors of the Company has received from the Company’s financial advisor, Morgan Stanley & Co. LLC, an opinion, to the effect that, as of the date of such opinion and based upon and subject to the matters and limitations set forth therein, the Merger Consideration to be received in the Merger by the Registered Shareholders is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be delivered to Parent as soon as reasonably practicable following the date hereof for information purposes only.

Section 4.24 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement, the Bermuda Merger Agreement and the transactions contemplated herein and therein (including the Merger).

Section 4.25 Investigation by Company.

(a) The Company has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent and its Subsidiaries. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis, and the Company acknowledges that, except for the representations and warranties of Parent and Sub expressly set forth in Article V and Section 6.7(d), none of Parent, Sub, nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives. Without limiting the generality of the foregoing, none of Parent or its

Subsidiaries nor any of their respective Representatives or any other Person has made a representation or warranty to the Company with respect to (a) any projections, estimates or budgets for Parent or its Subsidiaries or (b) any material, documents or information relating to Parent or its Subsidiaries made available to the Company or its Representatives in any “data room,” confidential memorandum, other offering materials or otherwise, except as expressly set forth in Article V and Section 6.7(d).

(b) In connection with the Company’s investigation of Parent, the Company has received from Parent and its Representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of Parent and its Subsidiaries and certain business plan information of Parent and its Subsidiaries. The Company acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that the Company and its Representatives shall have no claim against any Person with respect thereto. Accordingly, the Company acknowledges that, without limiting the generality of this Section 4.25, neither Parent, Sub nor any Person acting on behalf of Parent or Sub has made any representation or warranty with respect to such projections and other forecasts and plans.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed (a) in the Parent SEC Reports filed by Parent following January 1, 2012 and prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or that otherwise constitute risk factors or that are cautionary, predictive or forward looking in nature), but only to the extent such Parent SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System or (b) in the Parent Disclosure Schedule (subject to Section  9.4), Parent and Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization.

(a) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as it is currently being conducted. Each of Parent and Sub is duly qualified to do business and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company a copy of Parent’s articles of association (statuten), as last amended on August 2, 2010, and the memorandum of association and bye-laws of Sub, as currently in effect, and neither Parent nor Sub is in violation of any provision of, respectively, its articles of association and its memorandum, bye-laws and other equivalent organizational documents.

Section 5.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Shareholder Approval as described in Section 5.17, to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement, approval of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent and Sub (the written consent of the sole shareholder of which has not been modified or revoked), and no other action on the part of Parent or Sub is necessary to authorize the execution and delivery by Parent and Sub of this Agreement and, subject to obtaining the Parent Shareholder Approval as described in Section 5.17, the consummation by them of the transactions contemplated hereby (other than, with respect to the Merger, executing and delivering the Bermuda Merger Agreement and performing the obligations of Sub set forth thereunder), the filing of the Merger Application with the Registrar pursuant to the Companies Act and the approval of this Agreement and the transactions contemplated hereby (collectively the “Statutory Merger Formalities”) by Parent in its capacity as sole shareholder of Sub (which approval shall be provided by the written consent of Parent immediately following execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.3 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Parent and Sub do not, and the performance by Parent and Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby will not, (i) violate any provision of the articles of association (statuten), as last amended on August 2, 2010 of Parent or the memorandum of association or bye-laws of Sub, as currently in effect, (ii) assuming compliance with the matters referred to in Section 5.3(iv)(A)-(D), and subject to obtaining the Parent Shareholder Approval as described in Section 5.17, require any consent by any Person under, conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent or Sub, (iii) violate any Law applicable to Parent, any of its Subsidiaries or any of their properties or assets or (iv) other than in connection with or compliance with (A) the Laws of Bermuda (including the completion of the Statutory Merger Formalities), (B) the HSR Act and other Antitrust Laws, (C) Nasdaq Rules and listing standards and (D) the Exchange Act, require on the part of Parent or Sub any filing or registration with or notification to, or require Parent to obtain any authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 SEC Reports; Parent Financial Statements.

(a) Parent has filed or furnished, as applicable, all reports and other documents with the SEC required to be filed or furnished by Parent since January 1, 2012 (such documents, together with any documents filed or furnished during such period by Parent to the SEC on a voluntary basis, and including any amendments thereto the “Parent SEC Reports”). All statements, reports, schedules, forms and other documents required to be filed or furnished by Parent with the SEC have been so filed or furnished on a timely basis. As of their respective filing dates, or, if applicable, as of the time of their most recent amendment, the Parent SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date hereof, there are no material outstanding or unresolved written comments from the SEC with respect to the Parent SEC Reports. As of the date hereof, to the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) Each of the financial statements (including the related notes) of Parent included in the Parent SEC Reports (collectively, the “Parent Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (except as indicated in the notes to such Company Financial Statements and subject, in the case of unaudited statements to normal year-end adjustments and the absence of footnotes, none of which either individually or in the aggregate will be material in any amount).

(c) Since January 1, 2012, there has been no change in Parent’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Parent Financial Statements, except as described in the Parent SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the Parent Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) With respect to each annual report on Form 20-F and each interim report on Form 6-K included in the Parent SEC Reports, the chief executive officer and chief financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Parent are reasonably designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent has not failed to disclose to its outside auditors and the audit committee of its board of directors: (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting. Parent has provided or made available to the Company true and complete copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to its independent auditors and the audit committee of its board of directors since January 1, 2012.

Section 5.5 Absence of Certain Changes. Except as contemplated by this Agreement, since December 31, 2014 through the date hereof, Parent (i) has not suffered a Parent Material Adverse Effect or (ii) has not taken any action that would be prohibited by Section 6.1(d)(i) through Section 6.1(d)(v) if taken after the date hereof.

Section 5.6 Compliance with Law. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in violation of, or in default under, any Law, in each case, applicable to Parent or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 5.6 shall not apply to Taxes, which are subject exclusively to the representations and warranties in Section 5.7.

Section 5.7 Taxes.

(a) Each of Parent and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns are true, correct and complete in all material respects and (ii) paid or accrued (in accordance with applicable accounting standards) all material Taxes due and payable other than such Taxes as are being contested in good faith by Parent or its Subsidiaries.

(b) There are no material federal, state, local or foreign audits or examinations of any Tax Return of Parent or its Subsidiaries pending and neither Parent nor any Subsidiary has received written notice of any such material audit or examination. No claim for material unpaid Taxes has been asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved.

(c) Parent and each of its Subsidiaries have withheld all material Taxes required to have been withheld from payments made to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been paid to the relevant Governmental Entity.

(d) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against Parent or any of its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between Parent and/or any of its Subsidiaries, or (ii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(f) There are no material Liens for Taxes upon the assets of Parent or any of its Subsidiaries that are not provided for in the Parent SEC Reports, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith.

(g) No private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(h) In the last two years, none of Parent or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

(i) Neither Parent nor any of its Subsidiaries (A) is or has been in the past five years a member of a group (other than a group the common parent of which is Parent or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(j) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) No written claim has been made by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

Section 5.8 Sub’s Operations. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations other than those incidental to its formation or otherwise in connection with the transactions contemplated hereby.

Section 5.9 Brokers or Finders. No investment banker, broker, finder, financial advisor or intermediary other than Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.10 Share Ownership. None of Parent, Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Common Shares or any options, warrants or other rights to acquire Company Common Shares or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

Section 5.11 Investigation by Parent and Sub.

(a) Each of Parent and Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, each of Parent and Sub has relied solely upon its own investigation and analysis, and each of Parent and Sub acknowledges that, except for the representations and warranties of the Company expressly set forth in Article IV and Section 6.7(c), none of the Company or its Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Sub or any of their Representatives. Without limiting the generality of the foregoing, none of the Company or its Subsidiaries nor any of their respective Representatives or any other Person has made a representation or warranty to Parent or Sub with respect to (a) any projections, estimates or budgets for the Company or its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries made available to each of Parent or Sub or their Representatives in any “data room,” confidential memorandum, other offering materials or otherwise, except as expressly set forth in Article IV and Section 6.7(c).

(b) In connection with Parent’s and Sub’s investigation of the Company, each of Parent and Sub has received from the Company and its Representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries. Each of Parent and Sub acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Sub is familiar with such uncertainties, that each of Parent and Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent and Sub and its Representatives shall have no claim against any Person with respect thereto. Accordingly, each of Parent and Sub acknowledges that, without limiting the generality of this Section 5.11, neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.12 Litigation. There is no Action pending against or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date of this Agreement, there are no investigations by any Governmental Entity pending, or threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order, settlement or decree except for those that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13 Capitalization; Subsidiaries.

(a) The authorized share capital (maatschappelijk kapitaal) of Parent consists of 430,503,000 Parent Ordinary Shares and 645,754,500 Parent Preferred Shares. As of the close of business on February 26, 2015, there were issued (geplaatst) (i) 251,751,500 Parent Ordinary Shares (with 18,493,961 Parent Ordinary Shares held by Parent in treasury), (ii) zero Parent Preferred Shares, (iii) Parent Options to purchase an aggregate of 10,422,806 Parent Ordinary Shares (of which options to purchase an aggregate of 5,492.909 Parent Ordinary Shares were exercisable), (iv) 3,447,591 Parent restricted stock units and (v) 3,045,034 Parent performance stock units and (vi) warrants for Parent Ordinary Shares exercisable for approximately 1.9 million Parent Ordinary Shares. From the close of business on February 26, 2015 until the date of this Agreement, no Parent Ordinary Shares or Parent Preferred Shares have been issued or granted except as expressly permitted by Section 6.1(d) and for Parent Ordinary Shares issued pursuant to the exercise of Parent Options, warrants for Parent Ordinary Shares or the vesting of any restricted or performance stock units of Parent, in each case outstanding on February 26, 2015, and in accordance with their terms. All of the issued shares of Parent’s share capital are duly authorized, validly issued (uitgegeven) and fully paid (volgestort). All of the rights granted and not yet exercised to subscribe for shares of Parent’s share capital are duly authorized and free of preemptive rights. As of the date hereof, other than pursuant to any equity plans or employee share purchase plans of Parent, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, depositary receipts in respect of shares (certificaten van aandelen), agreements or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any share capital or other equity interest (or securities convertible or exchangeable into such share capital or equity interest) in, Parent or any of its Subsidiaries, (ii) rights that are linked to, or based upon, the value of Parent Ordinary Shares, (iii) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital or other equity interests of Parent or any of its Subsidiaries or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the share capital or equity interests of Parent. There are no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. All warrants for Parent Ordinary Shares and Parent restricted stock units and Parent performance stock units were validly issued and properly approved by the board of directors of Parent (or a committee thereof) in accordance with the equity plans or employee share purchase plans of Parent including the Nasdaq Rules.

(b) All of the outstanding share capital or equivalent equity interests of each of Parent’s Subsidiaries are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable and all such shares (other than directors’ qualifying shares) are owned of record and beneficially, directly or indirectly, by Parent free and clear of all material Liens, pledges, security interests or other encumbrances.

(c) No Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements, except, in each case, to or with Parent or any other Subsidiary of Parent. There are no outstanding contractual obligations of any Subsidiary of Parent to repurchase, redeem or otherwise acquire any of its share capital or other equity interests.

(d) Neither Parent nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of Parent, which interest or investment is material to Parent and its Subsidiaries, taken as a whole.

(e) Neither Parent nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in any wholly-owned Subsidiaries of Parent).

(f) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving Parent or any of its Subsidiaries in the Parent’s or such Subsidiary’s financial statements.

Section 5.14 Financing. Parent has delivered to the Company true, complete and correct copies of an executed commitment letter, together with the related fee letter (subject to redaction solely of fee amounts, original issue discount amounts, pricing caps and other economic provisions that are customarily redacted in connection with merger agreements of this type, provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing (other than through the operation of original issue discount)), each in effect as of the date of this Agreement (together, as they may be amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with Section 6.13, the “Debt Commitment Letter”) from the lenders (including any lenders, lead arrangers, bookrunners, syndication agents or similar entities who become party thereto by joinder or otherwise, the “Lenders”), to provide debt financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein (being collectively referred to as the “Debt Financing”). The Debt Commitment Letter has not been amended or modified in any manner as of the date hereof. The commitment contained in the Debt Commitment Letter has not been terminated, reduced, withdrawn or rescinded in any respect, and as of the date hereof, to the Knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated. Parent has paid in full any and all commitment fees or other fees and amounts in connection with the Debt Commitment Letter that are payable on or prior to the date of this Agreement. As of the date of this Agreement, the Debt Commitment Letter is (a) in full force and effect and (b) the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, whether considered in a proceeding in equity or at law. There are no conditions precedent or other contingencies related to the funding of the full amount (or any portion) of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the accuracy of the representations and warranties set forth in Article IV to the extent necessary to satisfy the condition in Section 7.2(a) and performance by the Company of its obligations under this Agreement to the extent necessary to satisfy the condition in Section 7.2(b), the net proceeds contemplated by the Debt Commitment Letter, together with cash on hand that will be available on the Parent Balance Sheet as of the Closing Date, will, in the aggregate, be sufficient for Parent and the Company to pay all of the cash amounts required to be provided by Parent for the consummation of the transactions contemplated by this Agreement, including the amounts payable in connection with the consummation of the Merger, all related fees and expenses required to be paid as of the date of the consummation of the Merger and the funds to be provided by (or on behalf of) Parent to the Company to enable the Company to fund the repayment or refinancing of the Notes and the Company Credit Agreement and all amounts payable pursuant to Sections 6.14(b), 6.14(c) and 6.14(d). As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter that could affect the availability of the Debt Financing contemplated by the Debt Commitment Letter. As of the date of this Agreement, (i) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a default or breach or failure to satisfy a condition precedent by Parent under the terms and conditions of the Debt Commitment Letter and (ii) assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and completion of the Marketing Period, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis on or prior to the Closing Date or that the Debt Financing will not be available to Parent on the date of the Closing. In connection with the consummation of the transactions contemplated by this Agreement, no consents, waivers or modifications to any indebtedness of Parent or its Subsidiaries is necessary to incur the Debt Financing contemplated by the Debt Commitment Letter.

Section 5.15 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has, since December 31, 2014, incurred any liabilities or obligations of any kind whether accrued, contingent, absolute, inchoate or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of Parent and its consolidated Subsidiaries prepared in accordance with GAAP, as in effect on the date hereof, or the notes thereto, except for (a) liabilities or obligations disclosed and provided for in the consolidated balance sheet of Parent and its consolidated Subsidiaries included in Parent’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (“Parent Balance Sheet”) or in the notes thereto, (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2014, (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated or permitted by this Agreement, (d) intercompany liabilities and obligations, (e) liabilities and obligations that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (f) other liabilities and obligations that are otherwise the subject of any other representation or warranty contained in this Article V.

Section 5.16 Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) that the Company is Solvent immediately prior to Closing (without giving effect to the Debt Financing or the other transactions contemplated herein), (b) satisfaction of the conditions to Parent’s and Sub’s obligations to consummate the Merger as set forth herein, (c) the reasonableness of any estimates, projections or forecasts of the Company and its Subsidiaries provided to Parent and that such estimates, projections or forecasts have been prepared in good faith based upon assumptions that were reasonable and (d) the accuracy of the representations and warranties of the Company set forth in Article IV in all material respects (but without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) immediately following the Closing after giving effect to the transactions contemplated by this Agreement, Parent will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person has not incurred, and does not intend to incur, debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital.

Section 5.17 Vote Required. The Merger, the Parent Capital Increase, the issuance of Converted Parent Options, and all other transactions contemplated by this Agreement can be duly approved and resolved upon by Parent’s general meeting of shareholders (algemene vergadering van aandeelhouders) by a simple majority of the votes validly cast by those shareholders of Parent duly present or represented at such meeting (the “Parent Shareholder Approval”). The Parent Shareholder Approval is the only vote of the holders of any class of shares in the share capital of Parent necessary to approve and to resolve upon the Merger, the Parent Capital Increase, the issuance of Converted Parent Options and all other transactions contemplated by this Agreement.

Section 5.18 Board Recommendation. Parent’s board of directors has (a) determined that this Agreement and the Merger are advisable and in the best interests of Parent and its shareholders, (b) recommended approval of this Agreement and the Bermuda Merger Agreement, including the Merger, the Parent Capital Increase, the issuance of Converted Parent Options and all other transactions contemplated by this Agreement and (c) subject to the other terms and conditions of this Agreement and the Bermuda Merger Agreement, resolved to recommend that the shareholders of Parent approve and resolve upon, the Merger, the Parent Capital Increase, the issuance of Converted Parent Options and all other transactions contemplated by this Agreement, and, as of the date of this Agreement, none of such actions by Parent’s board of directors has been amended, rescinded, or modified.

Section 5.19 CFIUS. Neither Parent nor Sub is a foreign entity, as defined in the DPA. Neither Parent nor Sub is controlled by a foreign person, as defined in the DPA.

ARTICLE VI

COVENANTS

Section 6.1 Interim Operations of the Company and Parent.

(a) During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement (except (w) as may be required by Law, (x) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as contemplated by this Agreement or (z) as set forth in the Company Disclosure Schedule), the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course of business in all material respects consistent with past practice, and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to (i) preserve intact their current business organization and (ii) preserve their relationships with customers, suppliers and others having business dealings with them; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed specifically by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of such specific provision.

(b) Except (w) as may be required by Law, (x) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as contemplated by this Agreement or (z) as set forth in the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its Subsidiaries will:

(i) amend its memorandum of association or bye-laws (or equivalent organizational documents); provided, that the organizational documents of a Subsidiary of the Company may be amended in a way that is not material;

(ii) except for Company Common Shares to be issued or delivered pursuant to the (x) Company Equity Plans in satisfaction of Company Stock Options, Company Restricted Share Units and Company Performance Restricted Share Units outstanding on the date hereof or issued after the date hereof in accordance with the requirements of this Agreement, (y) the ESPP (subject to Section 6.10) or (z) the Company Warrant, issue, deliver, sell, dispose of, or authorize or agree to the issuance, sale or other disposition of (A) any share capital of any class or any other ownership interest of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any share capital or any other ownership interest of the Company or any of its Subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire share capital or any other ownership interest of the Company or any of its Subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any share capital or any other ownership interest of the Company or any of its Subsidiaries, or (B) any other securities of the Company or any of its Subsidiaries in respect of, in lieu of, or in substitution for, Company Common Shares outstanding on the date hereof of such share capital, other ownership interests, securities or rights in any Subsidiary of the Company (other than, in the case of (A) or (B), any such issuances, sales and dispositions by a wholly-owned Subsidiary to the Company or any other wholly-owned Subsidiary of the Company);

(iii) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding Company Common Shares (except in respect of any Tax withholding or exercise price in connection with the Company Equity Plan) or other capital stock or other securities of the Company or any of its Subsidiaries (other than a wholly-owned Subsidiary);

(iv) split, combine, subdivide or reclassify any Company Common Shares or other capital stock of the Company or any of its Subsidiaries (other than a wholly-owned Subsidiary) or declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) or other distribution in respect of any Company Common Shares or other capital stock of the Company or any of its

Subsidiaries (except dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries) or otherwise make any payments to shareholders of the Company in their capacity as such;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than a wholly-owned Subsidiary), other than the Merger;

(vi) other than transactions in the ordinary course of the Company’s Intellectual Property licensing business consistent with past practice, acquire, sell or dispose of, or agree to acquire, sell or dispose of, any Person or any equity interests thereof, assets (other than ordinary course purchases of assets from vendors) or other business organization or division thereof (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of share capital, tender offer or exchange offer or similar transaction), other than (w) acquisitions, sales or dispositions among the Company and any of its wholly-owned Subsidiaries; (x) sales of inventory, (y) acquisitions of any Person thereof, assets or other business organization or division thereof, or any equity interests, as to which the aggregate consideration for all such acquisitions does not exceed (1) $50,000,000 in any single transaction or series of related transactions or (2) $75,000,000 in the aggregate, in the case of clauses (1) and (2), in each successive ten (10) month period following the date of this Agreement; and (z) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed (1) $50,000,000 in any single transaction or series of related transactions or (2) $75,000,000 in the aggregate, in the case of clauses (1) and (2), in each successive ten (10) month period following the date of this Agreement;

(vii) incur any indebtedness for borrowed money in addition to that incurred as of the date of this Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than (u) indebtedness, guaranties, loans, advances or capital contributions between or among the Company and its wholly-owned Subsidiaries; (v) revolving loans available under the Company Credit Agreement in an amount not to exceed $200,000,000; (w) loans, advances or capital contributions to another Person for strategic investments as to which the aggregate consideration for all such investments does not exceed $50,000,000 in each successive ten (10) month period following the date of this Agreement; (x) letters of credit issued, maintained or guaranteed by the Company or its Subsidiaries in the ordinary course of business consistent with past practice and reimbursement obligations in respect thereof; (y) performance bonds issued and maintained by the Company or its Subsidiaries in the ordinary course of business consistent with past practice; or (z) indebtedness for borrowed money that will be paid prior to the Closing, and which do not subject the Company to material pre-payment or other penalties that is incurred in the ordinary course of business and not in excess of $50,000,000;

(viii) (y) other than in the ordinary course of business consistent with past practice for employees of the Company or its Subsidiaries who are not Senior Employees, as required by applicable Law, or as required pursuant to the terms of any U.S. Benefit Plan or Foreign Benefit Plan in effect on the date hereof: (A) enter into or amend in any material respect any agreement providing material compensation or benefits to any Service Provider, except for ministerial amendments, (B) adopt or amend any material compensation or benefit plan, policy, practice, arrangement or agreement, (C) increase the benefits or compensation provided to any current or former Service Provider or grant any new cash awards to any Service Provider except for salary and/or target bonus increases and new cash awards granted in connection with and corresponding to any promotion or job change that are provided in the ordinary course of business consistent with past practice (provided that, upon the date of such promotion or job change, the Service Provider subject to such promotion or job change shall be entitled to participate in the Executive Severance Plan for Senior Vice Presidents (“Executive Severance Plan”) only if the Service Provider meets the eligibility requirements of such plan and such Service Provider is replacing a former employee who was eligible to participate in such plan immediately prior to the effective date of such employee’s termination of employment), and (z) other than as required by applicable Law or as required pursuant to the terms of any U.S. Benefit Plan or Foreign Benefit Plan in effect on the date hereof: (A) grant any equity or equity-based awards, (B) discretionarily accelerate the vesting or payment of any equity award held by any former or current Service Provider or (C) hire or engage the services of any individual who would be a Senior Employee other than any individual replacing a former employee who was a Senior Employee;

(ix) change in any material respect (x) any of the accounting policies, procedures or methods used by the Company and its Subsidiaries unless required by GAAP, SEC rules and regulations or applicable Law or (y) with respect to the Subsidiaries of the Company, the accounting standards applicable to the preparation of the financial statements and accounts of each such Subsidiary;

(x) modify or amend in any material respect, or waive any material rights under, any Material Contract or any Contract set forth in Section 4.8(c), in such a way except as would not materially reduce the expected business or economic benefits thereof other than in the ordinary course of business consistent with past practice;

(xi) settle any Action against the Company or any of its Subsidiaries, other than any settlements (i) not in excess of $25,000,000 in the aggregate or (ii) where the amount paid is less than or equal to the amount reserved for such matter by it in the latest balance sheet included in the Company SEC Reports;

(xii) except for the expenditures contemplated by and consistent with (x) the capital budget set forth in Section 6.1(b)(xii) of the Company Disclosure Schedule (the “2015 CapEx Budget”) or (y) any other subsequent annual capital budget that (1) is prepared in the ordinary course of business by the Company and approved by the board of directors of the Company and (2) provides for total capital expenditures that do not exceed, in the aggregate, one hundred and ten percent (110%) of those set forth in the 2015 CapEx Budget, make or authorize any capital expenditures in excess of $50,000,000 in the aggregate in each successive ten (10) month period following the date of this Agreement;

(xiii) enter into any collective bargaining agreement or any other material agreement with any labor organization, works council, trade union, or other labor association;

(xiv) change any material method of Tax accounting, settle or compromise any audit or other proceeding relating to a material amount of Tax, make or change any material Tax election or file any material Tax Return (including any material amended Tax Return), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund; or

(xv) enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) During the period from the date of this Agreement until the earlier of the Effective Time (except (w) as may be required by Law, (x) with the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as contemplated by this Agreement or (z) as set forth in the Parent Disclosure Schedule), the business of Parent and its Subsidiaries shall be conducted only in the ordinary and usual course of business in all material respects consistent with past practice; provided, however, that no action by Parent or any of its Subsidiaries with respect to matters addressed specifically by any provision of Section 6.1(d) shall be deemed a breach of this Section 6.1(c) unless such action would constitute a breach of such specific provision.

(d) Except (w) as may be required by Law, (x) with the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as contemplated by this Agreement or (z) as set forth in the Parent Disclosure Schedule, prior to the Effective Time, neither Parent nor any of its Subsidiaries will:

(i) amend the articles of association (statuten), as last amended on August 2, 2010 of Parent in any manner that would adversely affect (x) the holders of Company Common Shares who receive Parent

Ordinary Shares as Merger Consideration at the Effective Time in a manner different from holders of Parent Ordinary Shares prior to the Effective Time, (y) the holders of the Converted Parent Options in a manner different from holders of Parent Options prior to the Effective Time or (z) the ability of Parent to consummate the Merger and the other transactions contemplated hereby (including obtaining the Parent Shareholder Approval);

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of Parent, other than the Merger;

(iii) issue, split, combine, subdivide or reclassify any Parent Ordinary Shares or Parent Preferred Shares or declare, set aside for payment or pay any dividend of any Parent Ordinary Shares or Parent Preferred Shares (other than (A) issuances of Parent Ordinary Shares pursuant to (x) Parent’s employee equity plans or exercise of equity-based awards granted pursuant to Parent’s employee equity plans or (y) in connection with acquisitions consistent with past practice, or (B) (x) the issuance, grant or delivery of equity-based awards granted pursuant to Parent’s employee equity plans in the ordinary course of business consistent with past practice or (y) the issuance of any securities issued in connection with the Debt Financing, any alternative financing or otherwise in connection with financing the Merger and the other transactions contemplated hereby);

(iv) acquire or agree to acquire, any Person or any equity interests thereof or other business organization or division thereof (whether by merger, amalgamation, consolidation or other business combination, tender offer or exchange offer or similar transaction) that would be reasonably likely to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other Antitrust Laws, or the expiration or termination of any applicable waiting period thereof, (b) materially delay or adversely affect in any material respect the Parent’s ability to obtain the Debt Financing (including adversely affecting the Parent’s ability to satisfy the conditions to the Debt Financing) on the date on which the Closing would otherwise occur in accordance with Section 2.3, or (c) otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated hereby; or

(v) enter into any Contract, commitment or arrangement to do any of the foregoing.

Section 6.2 Access to Information.

(a) The Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, investment bankers, accountants and other authorized representatives (“Representatives”) of Parent reasonable access, in a manner not unreasonably disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries in each case as may reasonably be requested for reasonable purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party as of the date hereof (as long as the Company has used commercially reasonable efforts to obtain the consent of the other party to the agreement) or (iii) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries; provided further, however, that nothing herein shall authorize Parent or its Representatives to undertake any invasive environmental sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries, without the prior consent of the Company. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the transactions contemplated by this Agreement. The Confidentiality Agreement and the Joint Defense Agreement shall apply with respect to information furnished hereunder by or on behalf of the Company, its Subsidiaries and the Company’s Representatives (as defined in the Confidentiality Agreement). The Company agrees that the Confidentiality Agreement is hereby amended to permit the inclusion of all actual or prospective sources of debt financing (including convertible or equity-linked debt) (and representatives of such financing sources) in the term “Representative” as such term is defined therein.

(b) Parent shall (and shall cause each of its Subsidiaries to) afford to Representatives of the Company reasonable access, in a manner not unreasonably disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries in each case as may reasonably be requested for reasonable purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require Parent or any of its Subsidiaries to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the provisions of any agreement to which Parent or any of its Subsidiaries is a party as of the date hereof (as long as Parent has used commercially reasonable efforts to obtain the consent of the other party to the agreement) or (iii) constitute a waiver of the attorney-client or other privilege held by Parent or any of its Subsidiaries; provided further, however, that nothing herein shall authorize the Company or its Representatives to undertake any invasive environmental sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries, without the prior consent of Parent. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the transactions contemplated by this Agreement. The Confidentiality Agreement and the Joint Defense Agreement shall apply with respect to information furnished hereunder by or on behalf of Parent, its Subsidiaries and Parent’s Representatives (as defined in the Confidentiality Agreement).

Section 6.3 Board Recommendation; Acquisition Proposals.

(a) The Company and its Subsidiaries will not, and will use their reasonable best efforts to cause their respective officers, directors, employees and other Representatives not to, directly or indirectly (i) initiate, solicit, or knowingly take any action to facilitate or encourage, or participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal, (ii) in connection with any potential Acquisition Proposal, disclose or furnish any nonpublic information or data to any Person concerning the Company’s business or properties or afford any Person other than Parent or its Representatives access to its properties, books, or records, except as required by Law or pursuant to a governmental request for information, (iii) enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal, or (iv) approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of any Acquisition Proposal. The Company will, and will direct its Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives an Acquisition Proposal that has not been solicited in violation of this Agreement, the Company and its board of directors may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person or Persons (but only after any such Person enters into a customary confidentiality agreement with the Company which may not provide for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.3(b)) making such Acquisition Proposal and their respective Representatives and potential sources of financing, if prior to Company Shareholder Approval (i) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person or Persons have submitted to the Company an Acquisition Proposal that is, or would reasonably be expected to lead to, a Superior Proposal and (ii) the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations or furnish such information, would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law. In addition, nothing herein shall restrict the Company from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law; provided, that the foregoing shall not permit the board of directors of the Company to make a Change of Recommendation except as permitted by Section 6.3(e).

(c) The Company will as promptly as reasonably practicable (and in any event within two (2) days after receipt) notify Parent of the receipt by the Company of any Acquisition Proposal. The Company shall notify Parent, in writing, of any decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to the Company to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four (24) hours after such determination was reached). The Company will (i) provide Parent with written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and material terms of any such Acquisition Proposal and of any material amendments thereto (including negotiations contemplated by Section 6.3(b)), (ii) keep Parent informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to the Company (and in any event within forty eight (48) hours following any such changes), including by providing a copy of all written proposals relating to any Acquisition Proposal, (iii) promptly (and in any event within forty eight (48) hours) following the provision of any non-public information of the Company to any such Person, provide such information to Parent (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to Parent and (iv) promptly (and in any event within twenty four (24) hours of such determination) notify Parent of any determination by the Company’s board of directors that such Acquisition Proposal constitutes a Superior Proposal.

(d) Subject to Section 6.3(e) and 6.3(i), unless and until this Agreement has been terminated in accordance with Section 8.1, neither the board of directors of the Company nor any committee thereof shall, directly or indirectly, (A)(i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Sub, the approval or recommendation or declaration of advisability by the board of directors of the Company or any such committee thereof of the Merger as set forth in Section 6.7 or (ii) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Acquisition Proposal (any action described in clause (i) or (ii) being referred to as a “Change of Recommendation”) or (B) approve or recommend, or publicly propose to approve or recommend, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (i) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or (ii) requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding the foregoing, prior to the Company Shareholder Meeting, the Company’s board of directors may, if the Company’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law, make a Change of Recommendation, including to approve or recommend a Superior Proposal; provided, that:

(i) the Company notifies Parent that it intends to take such action, which notice must specify the reasons for taking such action and, if applicable, the material terms and conditions of such proposal; and

(ii) Parent shall not have proposed, within three (3) Business Days after receipt of such notice from the Company, to amend this Agreement to provide for terms which the board of directors of the

Company determines in good faith, after consultation with its outside legal counsel and financial advisors, (x) to cause the Superior Proposal to no longer constitute a Superior Proposal, if applicable, or (y) if the proposed Change of Recommendation is not in response to a Superior Proposal, that the failure to make a Change of Recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law.

(f) Subject to Section 6.3(g) and Section 6.3(i), unless and until this Agreement has been terminated in accordance with Section 8.1, neither the board of directors of Parent or Sub nor any committee thereof shall, directly or indirectly, (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company, the approval or recommendation or declaration of advisability by the board of directors of Parent and Sub, or any such committee thereof, of the Merger and the other transactions contemplated by this Agreement as set forth in Section 6.7 (any such action being referred to as a “Change of Parent Recommendation”) or (B) approve or recommend, or publicly propose to approve or recommend, or allow Parent or Sub to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(g) Notwithstanding the foregoing, prior to the Parent Shareholder Meeting, Parent’s board of directors may, if Parent’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of Parent’s directors under applicable Law, make a Change of Parent Recommendation, including to approve a Parent Superior Proposal; provided, that: (i) Parent shall not take any such action until three (3) Business Days after Parent notifies the Company in writing that it intends to take such action, which notice must specify the reasons for taking such action and the material terms and conditions of such proposal and (ii) Parent has complied with its obligations as set forth in Section 6.3(h).

(h) Parent will as promptly as reasonably practicable (and in any event within two (2) days after receipt) notify the Company of the receipt by Parent of any Parent Acquisition Proposal. Parent shall notify the Company, in writing, of any decision of its board of directors as to whether to consider any Parent Acquisition Proposal or to enter into discussions or negotiations concerning any Parent Acquisition Proposal or to provide non-public information with respect to Parent or its Subsidiaries to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than 24 hours after such determination was reached). Parent will (i) provide the Company with written notice setting forth all such information as is reasonably necessary to keep the Company informed in all material respects of the status and material terms of any such Parent Acquisition Proposal and of any material amendments thereto, (ii) keep the Company informed as promptly as practicable with respect to any changes to the material terms of any Parent Acquisition Proposal submitted to Parent (and in any event within forty eight (48) hours following any such changes), including by providing a copy of all written proposals relating to any Parent Acquisition Proposal, (iii) promptly (and in any event within forty eight (48) hours) following the provision of any non-public information of Parent to any such Person, provide such information to the Company (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to the Company and (iv) promptly (and in any event within 24 hours of such determination) notify the Company of any determination by Parent’s board of directors that such Parent Acquisition Proposal constitutes a Parent Superior Proposal.

(i) Nothing in this Agreement shall prohibit the board of directors of the Company or Parent from (i) taking and disclosing to the shareholders of the Company or Parent, as the case may be, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the shareholders of the Company or Parent, as applicable, that the board of directors of the Company or Parent, as applicable, determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable Law; provided, that the foregoing shall not permit the board of directors of the Company to make a Change of Recommendation except as permitted by Section 6.3(e) or the board of directors of Parent to make a Change of Parent Recommendation except as permitted by Section 6.3(g).

Section 6.4 Employee Benefits.

(a) For the benefit of employees of the Company and its Subsidiaries employed as of the Effective Time (the “Employees”), for a period of at least twelve (12) months following the Effective Time (or, if shorter, during an Employee’s period of employment) and subject to the applicable Law of each jurisdiction where Employees are located, Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to (i) provide each Employee with base salary or wage rate and cash incentive compensation opportunity that is no less favorable than the base salary or wage rate and cash incentive compensation opportunity in effect for such Employee immediately prior to the Effective Time and (ii) provide employee benefits that are substantially similar in the aggregate to those provided to Employees by the Company immediately prior to the Effective Time (including equity or equity-based compensation other than New-Hire/Promotion Awards); provided, however, that any cash incentive compensation paid or equity or equity-based compensation granted to an Employee by the Company or any of its Subsidiaries prior to or in connection with the transactions contemplated by this Agreement, in respect to the fiscal year that includes the Closing Date, shall offset Parent’s obligations under this Section 6.4(a). Notwithstanding the foregoing, nothing in this Agreement shall be interpreted as conferring, or intending to confer, on any Employee a right to continued employment with Parent, the Surviving Corporation or their Affiliates or continued receipt of any specific employee benefit.

(b) As of the Effective Time, Parent shall honor or cause to be honored, in accordance with their terms, all U.S. Benefit Plans and Foreign Benefit Plans.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time), service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent and its Subsidiaries. Each applicable Parent Plan shall waive eligibility waiting periods and pre-existing condition limitations to the extent waived or not included under the corresponding U.S. Benefit Plan. Parent Agrees to use commercially reasonable efforts to give or cause its Subsidiaries (including the Surviving Corporation) to give the Employees credit under the applicable Parent Plan for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding U.S. Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(d) Prior to the Effective Time, Parent and the Company will together develop retention programs within the parameters set forth in Section 6.4(d) of the Company Disclosure Schedule in connection with the Employees continuing employment with the Surviving Corporation or Parent after the Effective Time, which programs shall be acceptable in form and substance to each of Parent and the Company.

(e) Unless Parent requests otherwise in writing, effective prior to the Closing, the Company shall terminate the Freescale Semiconductor, Inc. 401(k) Retirement Savings Plan (the “Terminated Plan”). The Company shall provide Parent with resolutions adopted by the Company’s board of directors terminating the Terminated Plan, the form and substance of which shall be subject to the reasonable advance approval of Parent. As soon as practicable following the Effective Time, with respect to the Terminated Plan, Parent shall permit or cause its Subsidiaries (including the Surviving Corporation) to permit the Employees to roll over their account balances and outstanding loan balances, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by Parent or its Subsidiaries (including the Surviving Corporation).

(f) The parties hereto acknowledge and agree that all provisions contained in this Section 6.4 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof in any U.S. Benefit Plan, Foreign Benefit Plan or Parent Plans or (ii) to continued employment with the Company and its Subsidiaries, Parent or the Surviving Corporation or their Subsidiaries. Notwithstanding anything in this Section 6.4 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any U.S. Benefit Plan or Foreign Benefit Plan or any other employee benefit plans of the Company, any Company Subsidiary or Parent or prohibits Parent or any of its Subsidiaries, including the Surviving Corporation, from amending or terminating any employee benefit plan.

Section 6.5 Publicity. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be acceptable to Parent and the Company. Thereafter, neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior review and approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before making any such public announcements; provided, that neither Parent nor the Company will be required to obtain the prior approval of or consult with the other party in connection with any such press release or public announcement if (a) the Company’s board of directors has effected a Change of Recommendation pursuant to Section 6.3(e) or if Parent’s board of directors has effected a Change of Parent Recommendation pursuant to Section 6.3(g), or (b) such press release or public announcement consists of information previously disclosed in a previously distributed press release or public announcement.

Section 6.6 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted by Law and by the bye-laws of the Company, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent permitted by Law and the bye-laws of the Company. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor to the maximum extent permitted by applicable Law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of directors and officers of the Company, its Subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the Company’s or each of its Subsidiaries’ respective memorandum of association and bye-laws (or comparable organizational or governing documents) or in any agreement.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the D&O Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) This Section 6.6 is intended to benefit the Indemnified Parties and the D&O Indemnitees, and shall be binding on all successors and assigns of Parent, Sub, the Company and the Surviving Corporation. Parent hereby guarantees the payment and performance by the Surviving Corporation of the indemnification and other obligations pursuant to this Section 6.6 and bye-laws of the Surviving Corporation.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 6.6.

Section 6.7 Company Shareholder Meeting; Parent Shareholder Meeting; Proxy Statement/Prospectus.

(a) Each of the Company and Parent shall take all action necessary in accordance with applicable Law, its organizational documents and NYSE Rules or Nasdaq Rules, as applicable, to call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement thereof, the “Company Shareholder Meeting” in the case of the Company and the “Parent Shareholder Meeting” in the case of Parent), in each case, to the extent practicable on the same day, as soon as practicable following the date hereof (but in any event, no later than forty-five (45) days after the declaration of effectiveness of the Registration Statement) for the purpose of obtaining the Company Shareholder Approval, in the case of the Company Shareholder Meeting, and obtaining the Parent Shareholder Approval, in the case of the Parent Shareholder Meeting. Each of the Company and Parent agrees that, unless this Agreement has been terminated in accordance with Section 8.1, its obligations pursuant to this Section 6.7 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or to Parent of any Parent Acquisition Proposal, by the Company’s board of directors effecting any Change of Recommendation or by Parent’s board of directors effecting a Change of Parent Recommendation.

(b) In connection with the Company Shareholder Meeting and the Parent Shareholder Meeting, as soon as practicable after the date hereof (but, in any event, no later than twenty five (25) Business Days following the date of this Agreement) the Company and Parent shall prepare and file with the SEC a Registration Statement on Form F-4 (or similar successor form) in connection with the issuance of Parent Ordinary Shares in the Merger (including amendments or supplements thereto) (the “Registration Statement”), in which the Proxy Statement/Prospectus relating to the Merger and this Agreement shall be included (the “Proxy Statement/Prospectus”) and furnish the information required to be provided to the shareholders of (i) the Company pursuant to the Companies Act and the Exchange Act and (ii) Parent pursuant to the Laws of the Netherlands and the Exchange Act. Parent and the Company will provide each other with any information which may be reasonably requested in order to effectuate the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 6.7. Each of Parent and the Company will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus and/or the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to shareholders of the Company and Parent, respectively, such amendment or supplement. Each party shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Proxy Statement/Prospectus prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. The Proxy Statement/Prospectus shall include the recommendation of the Company’s board of directors that the Company’s shareholders approve this Agreement (unless there has been a Change of Recommendation pursuant to Section 6.3(e)) and the recommendation of Parent’s board of directors that Parent’s shareholders approve the Merger and the issuance of the Parent Ordinary Shares (the “Parent Recommendation”) (unless there has been a Change of Parent Recommendation pursuant to Section 6.3(g)).

(c) The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the shareholders of the Company and Parent, respectively, and at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Shareholder Meeting or the Parent Shareholder Meeting any fact or event relating to the Company or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform Parent of such fact or event. Notwithstanding the forgoing, no representation, warranty or covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference therein. The Company agrees that the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(d) Each of Parent and Sub agrees that none of the information supplied or to be supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of Parent and Sub agrees that none of the information supplied or to be supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the shareholders of the Company and Parent, respectively, and at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Shareholder Meeting or the Parent Shareholder Meeting any fact or event relating to Parent or Sub or any of their Affiliates which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus should be discovered by Parent or should occur, Parent shall, promptly after becoming aware thereof, inform the Company of such fact or event. Notwithstanding the forgoing, no representation, warranty or covenant is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. Parent agrees that the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 6.8 Reasonable Best Efforts.

(a) Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings contemplated by applicable foreign Antitrust Laws set forth on Section 6.8(a) of the Company Disclosure Schedule (collectively, “Foreign Antitrust Approvals”) with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that the submission or filing (i) of a Notification and Report Form pursuant to the HSR Act will be made within (60) calendar days of the date of this Agreement and (ii) for applicable foreign Antitrust Laws shall be submitted by the parties with the relevant notification forms, or a draft thereof, for jurisdictions where submission of a draft prior to formal notification is appropriate, within sixty (60) calendar days of the date of this Agreement; provided, however, that, in the case of this clause (ii), if a party is not prepared to file any such submission or filing within such period, its senior executives shall discuss the reasons for the failure to meet such submission or filing deadlines with the senior executives from the other party) and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any such Antitrust Laws. Without limiting the foregoing, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws, (iv) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Laws, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding any Antitrust Laws and (vi) provide each other with copies of all written communications to or from any Governmental Entity relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.

(b) Each of the Company and Parent agrees, and shall cause each of its Subsidiaries, to use its reasonable best efforts to take any and all other actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition (collectively “Antitrust Laws”), and to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby to occur prior to the Termination Date, including with respect to (but not limited to) (y) complying with or modifying any requests for additional information (including any second request) by any Governmental Entity as soon as reasonably practicable and advisable and (z) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. Subject to the other provisions of this Section 6.8, Parent shall have the right, in its sole discretion, to determine the nature and timing of any divestitures or other remedial undertakings made for the purpose of securing any required approvals under the Antitrust Laws.

(c) Parent agrees, and shall cause each of its Subsidiaries, as applicable, to (i) enter into a definitive agreement with any Person or Persons (other than the Company or any of its Subsidiaries) to sell, divest, license or otherwise dispose of such RF Power Business of either Parent or the Company and any other related assets to the extent necessary to make such RF Power Business viable as owned by the purchaser thereof, including assets used by such RF Power Business, employees dedicated to such RF Power Business, supply arrangements as reasonably necessary to make such RF Power Business viable as owned by the purchaser and can be supplied by Parent, the transfer of Intellectual Property rights to the extent such Intellectual Property rights are exclusively used for the purpose of such RF Power Business and a royalty-free worldwide license on Intellectual Property rights which are not exclusively used for the purpose of such RF Power Business, but excluding assets and employees used in wafer manufacturing and wafer testing, and excluding assets and employees used in packaging, assembly and final product testing to the extent not primarily used for such RF Power Business; (ii) take any such other actions and accept any other restrictions on the activities of such RF Power Business being sold in the case of clauses (i) and (ii) sufficient to obtain approval or clearance of the transactions contemplated by this Agreement by the relevant Governmental Entities (an “RF Sale”), as promptly as practicable following the date hereof (provided that the closing of such RF Sale may be conditioned upon the Closing occurring hereunder); and (iii) use reasonable best efforts to take any and all other actions and accept any restrictions with respect to the business activities of Parent or Company, including with respect to either Parent’s or Company’s RF Power Business that is not subject to the RF Sale, necessary to obtain approval or clearance of the transactions contemplated by this Agreement by the relevant Government Entities, provided that nothing contained in this clause (iii) shall require or obligate Parent to agree to or otherwise cause to be taken any action if such action would reasonably be likely to have a material adverse impact on any business line of Parent (disregarding, for these purposes, any adverse impact resulting from an RF Sale). Parent shall have the right to determine and select (in its sole discretion) the assets, rights, products or businesses included within any RF Sale or other action or restriction taken pursuant to clause (iii), above, and the Company shall not without the prior written consent of Parent agree to or otherwise cause to be taken any RF Sale or any other action pursuant to this Section 6.8(c).

(d) Subject to the terms hereof, and except with regard to the Antitrust Laws which shall be governed by Section 6.8(a), Section 6.8(b) and Section 6.8(c), the Company, Parent and Sub shall, and Parent and the Company shall cause their respective Subsidiaries to, each use their reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as reasonably practicable;

(ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders and send any notices, in each case, which are required to be obtained, made or sent by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided, that in connection therewith none of the Company or its Subsidiaries will be required to (nor, without the prior written consent of Parent, will) make or agree to make any payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

(iii) as promptly as practicable, make all necessary filings and notifications, and thereafter make any other required submissions and applications with respect to this Agreement and the Merger required under any applicable statute, law, rule or regulation; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The Company and Parent shall cooperate with each other in connection with the making of all such filings, submissions, applications and requests. The Company and Parent shall each use their reasonable best efforts to furnish to each other (on an outside counsel basis if appropriate) all information required for any filing, submission, application or request to be made pursuant to the rules and regulations of any applicable statute, law, rule or regulation in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent and the Company agree that nothing contained in this Section 6.8(d) shall modify, limit or otherwise affect their respective rights and responsibilities under Section 6.8(a), Section 6.8(b) and Section 6.8(c).

Section 6.9 CFIUS Approval. If CFIUS requests or requires that Parent, Sub or the Company (or their respective affiliates) file a joint voluntary notice with respect to this Agreement or the Merger under 31 C.F.R. part 800.402(b) or any other authority, provided that the representations and warranties of Parent and Sub set forth in Section 5.19 remain true and accurate, each of Parent, Sub and the Company will first seek informally to demonstrate to the satisfaction of CFIUS that neither Parent nor Sub is a foreign entity under the DPA and that neither Parent nor Sub is controlled by a foreign person as defined under the DPA. If CFIUS continues to request or require a filing, each of Parent, Sub and the Company shall (i) promptly file a joint voluntary notice in accordance with the DPA and (ii) shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain CFIUS Approval. Such reasonable best efforts shall include, without limitation, engaging in prefiling discussions with CFIUS or its member agencies, promptly making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement. Such reasonable best efforts with respect to Parent and Sub shall include agreeing to any action, restriction or condition required by CFIUS or any other agency or branch of the U.S. government as a condition to obtaining the CFIUS Approval.

Section 6.10 ESPP. The board of directors of the Company or appropriate committee thereof shall take all necessary actions, including adopting any necessary resolutions or amendments, to (a) cause the Offering Period (as defined in the ESPP) (“Offering Period”) that commences after the date of this Agreement to be the final Offering Period under the ESPP, (b) to prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (c) to terminate the ESPP prior to the Closing Date. If the Closing is expected to occur prior to the scheduled end of the Offering Period, the Company shall take action to provide for an earlier Exercise Date (as defined in the ESPP) (“Exercise Date”) in accordance with Section 4(g) of the ESPP. Such earlier Exercise Date shall be no less than seven (7) business days prior to the Closing Date, and the Company shall notify each participant in writing, at least ten (10) days prior to the earlier Exercise Date, that the Exercise Date for his or her option (including for purposes of determining the Option Price (as defined in the ESPP) of such option) has been changed to the earlier Exercise Date and that his or her option will be exercised automatically on the earlier Exercise Date (with any participant payroll deductions not applied to the purchase of shares returned to the participant), unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 6 of the ESPP.

Section 6.11 Section 16 Matters. Prior to the Effective Time, the board of directors of the Company, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of Company Common Shares, Company Stock Options, Company Performance Restricted Share Units and Company Restricted Share Units pursuant to this Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Section 6.12 Filing of Form S-8; Listing of Additional Shares. Parent agrees to file no later than the Closing Date a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Ordinary Shares issuable with respect to Converted PRSUs, Converted RSUs and Converted Parent Options and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted PRSUs, Converted RSUs and Converted Parent Options assumed in accordance with this Agreement remain outstanding. Parent shall at times ensure that there will remain a sufficient amount of unissued Parent Ordinary Shares to meet its share issuance obligations under Converted PSRUs, Converted RSUs and Converted Parent Options. Parent shall also use its reasonable best efforts to take any action required to be taken by it under any applicable state securities laws in connection with the conversion of the Company Stock Options into Converted Parent Options, the conversion of the Company Restricted Share Units into Converted RSUs and the conversion of the Company Performance Restricted Share Units into Converted PRSUs and under the Laws of the Netherlands and Parent’s articles of association in order to duly authorize the grant of such rights to subscribe for shares in its share capital free of preemptive rights at or prior to the Effective Time, and the Company shall furnish to Parent any information concerning the Company and holders of the Company Restricted Share Units, the Company Performance Restricted Share Units and the Company Stock Options as may be reasonably requested by Parent in connection with any such action. Parent shall take all action necessary to cause the Parent Ordinary Shares to be issuable upon the exercise of Company Stock Options and the vesting of the Company Restricted Share Units and the Company Performance Restricted Share Units, to be authorized for listing on Nasdaq upon official notice of issuance at or prior to the Effective Time.

Section 6.13 Financing. Parent shall procure and have available, as of the Closing, funds sufficient to pay all of the cash amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, including the amounts payable in connection with the consummation of the Merger, all related fees and expenses required to be paid as of the date of the consummation of the Merger and the funds to be provided by (or on behalf of) Parent to the Company to enable the Company to fund the repayment or refinancing of the Notes and the Company Credit Agreement, in each case to the extent required to be repaid or refinanced, and the amounts payable pursuant to Sections 6.14(b) and 6.14(c). In furtherance and not in limitation to the foregoing:

(a) Subject to the terms and conditions of this Agreement (including clauses (I) and (II) of this Section 6.13(a)), Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter pursuant to the terms thereof on or prior to the Closing Date. Parent shall not, without the prior written consent of the Company, (I) permit any amendment, supplement, replacement or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter, if such amendment, supplement, replacement, modification or waiver (A) reduces (or could reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount), except (x) to the extent cash on hand is available and will be available as of the Closing Date on the Parent Balance Sheet in an aggregate amount at least equal to the amount of any such reduction or (y) to the extent of the outstanding aggregate principal amount of the Notes with respect to which the Consent Solicitations are successful (but taking into account all amounts payable in connection with the Consent Solicitations, including consent fees, solicitation agent fees and other expenses payable in connection with the Consent Solicitations) or (B) imposes new or additional conditions to the initial funding or otherwise expands, amends or modifies any of the conditions to the receipt of the initial

Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in each case with respect to clause (B), in a manner that would reasonably be expected (x) taking into account the expected timing of the Marketing Period, to delay or prevent or make less likely the funding in full of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (y) to adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto, in each case, as so amended replaced, supplemented or otherwise modified, relative to the ability of the Parent to enforce its rights against such other parties to the Debt Commitment Letter as in effect on the date hereof or the definitive agreements with respect thereto (provided, that Parent may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, so long as such action would not reasonably be expected to materially delay or prevent the Closing or adversely impact Parent’s ability to enforce its rights under the Debt Commitment Letter) or (II) terminate the Debt Commitment Letter unless at the time of such termination such Debt Commitment Letter is replaced with a new commitment letter that, were it structured as an amendment to the Debt Commitment Letter, would satisfy the requirements of the foregoing clause (I) (which replacement commitment letter shall be considered the Debt Commitment Letter hereunder). Parent shall promptly deliver to the Company true, complete and correct copies of any such amendment, modification or replacement.

(b) Parent shall use its reasonable best efforts (A) to maintain in effect the Debt Commitment Letter (as, for the avoidance of doubt, may be amended, modified or replaced pursuant to the terms and conditions of this Agreement), (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (the “Debt Financing Agreements”) on the terms and conditions consistent with the terms and conditions contained in the Debt Commitment Letter or, if available, obtain alternative financing on other terms that are acceptable to Parent, provided, that (i) Parent promptly provides notice to the Company of such alternative financing, and (ii) the terms of such alternative financing are (x) in respect of certainty of funding, equivalent in all material respects to (or more favorable to the Company than) the conditions set forth in the Debt Commitment Letter as in effect on the date hereof and (y) not less beneficial in any material respect to Parent in terms of its ability to enforce its rights in connection with such alternative financing, relative to Parent’s ability to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or the definitive agreements with respect thereto (any such permitted replacement, amended, modified or alternative financing to the Debt Financing, including any potential issuance of cash convertible or other notes by Parent or its Subsidiaries, collectively with the Debt Financing, the “Available Financing”), (C) to satisfy on a timely basis, taking into account the expected timing of the Marketing Period, and in a manner that will not impede the ability of the parties to consummate the Merger, all conditions to receipt of the full amount of the Available Financing at the Closing set forth therein that are within its control or subject to its influence and, upon satisfaction of the conditions set forth in the Debt Commitment Letter (or, as applicable, the conditions in connection with other Available Financing), to consummate the Available Financing at or prior to the Closing, (D) to enforce its rights under the Debt Commitment Letter relating to the Available Financing, including using reasonable best efforts to cause the Persons committing to fund the Available Financing to fund on the Closing Date the Available Financing required to consummate the transactions contemplated hereby and (E) to comply with its obligations under the Debt Commitment Letter relating to the Available Financing. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of all substantially final drafts and executed definitive agreements for the Available Financing, at each time promptly upon the Company’s request.

(c) Without limiting the foregoing, Parent agrees to notify the Company promptly if at any time prior to the Closing Date (i) the Debt Commitment Letter is terminated for any reason, (ii) Parent becomes aware of any material breach or default by any party to the Debt Commitment Letter or any Debt Financing Agreement, or (iii) a Lender indicates either in writing or orally that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein. Without limiting Parent’s other obligations under this Section 6.13, if the commitments with respect to all or any portion of the Debt Financing expires or is terminated or all or any portion of the Debt Financing otherwise becomes unavailable or it becomes reasonably foreseeable that such events will occur, then Parent shall

(x) promptly notify the Company of such event and the reasons therefor, (y) use reasonable best efforts to obtain alternative financing from the same or alternative financing sources in an amount sufficient to pay all cash amounts required to be paid in connection with the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, and (z) obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such alternative financing, together with the related fee letter (subject to redaction solely of fee amounts, original issue discount amounts, pricing caps and other economic provisions that are customarily redacted in connection with merger agreements of this type, provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing (other than through the operation of original issue discount)) (which new financing commitment shall be considered the Debt Commitment Letter hereunder). Parent’s obligations under this Section 6.13(c) shall apply to any other Available Financing.

(d) Notwithstanding anything to the contrary contained herein, Parent’s obligations hereunder are not subject to a condition regarding Parent’s or any of its Affiliates’ obtaining funds to consummate the Merger and the transactions contemplated by this Agreement, including the payment of any fees and expenses and repayment or refinance of the Notes and the Company Credit Agreement and all amounts payable pursuant to Sections 6.14(b) and 6.14(c).

Section 6.14 Cooperation with Financing and Existing Indebtedness.

(a) Prior to the Closing Date, the Company shall use commercially reasonable efforts to provide, and shall use commercially reasonable efforts to cause its Representatives, including legal and accounting, to provide to Parent all cooperation reasonably requested by Parent in connection with the Available Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using commercially reasonable efforts to:

(i) prepare and furnish Parent as promptly as reasonably practicable the Financing Information and all other pertinent information and disclosures regarding the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) and customary representation letters and customary authorization letters, in each case, as may be reasonably requested by Parent and necessary to permit the consummation of the Available Financing;

(ii) assist with the preparation of Syndication and Offering Materials, as may be reasonably requested by Parent;

(iii) participate as necessary in a reasonable number of meetings (including one-on-one meetings or conference calls with parties acting as agents or arrangers for, and Lenders of, the Available Financing for the transactions contemplated by this Agreement), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperate with the marketing or solicitation efforts of Parent, in each case, as may be reasonably requested by Parent;

(iv) reasonably facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages and other definitive financing documents;

(v) to the extent that the Company or any of its Subsidiaries are to be party to the Available Financing following the Closing Date, (A) assist in the preparation of, and execution and delivery of, any customary credit agreements (or amendments thereto), pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation, customary closing certificates and related deliverables relating to the Available Financing, and other certificates or documents as may be reasonably requested by Parent, (B) obtain legal opinions of in-house or “local” counsel customary for financings similar to the Available Financing (C) reasonably facilitate the taking of all corporate actions by the Company and its Subsidiaries with respect to entering into such documents or as otherwise may be necessary to permit the consummation of the Available Financing and (D) at least two (2) Business Days prior to Closing, provide all documentation and other information about the Company that is reasonably requested by the Lenders and the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, to the extent requested by Parent in writing at least seven (7) Business Days prior to Closing;

(vi) obtain (A) drafts of customary “comfort” letters of independent accountants of the Company (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period, which such accountants would be prepared to provide upon completion of customary procedures and (B) consents of accountants for use of their reports in any materials relating to the Available Financing, in each case, as necessary and customary for financings similar to the Available Financing;

(vii) (A) cooperate reasonably with the Lenders’ due diligence, to the extent customary and reasonable, and (B) assist the Lenders involved in the Available Financing to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto; and

(viii) reasonably assist Parent (A) in procuring public ratings for the Available Financing as necessary and (B) with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries, in each case to the extent customary and reasonable in relation to the Available Financing;

provided, however, that (x) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument shall be effective until the Closing, (y) the Company and its Subsidiaries shall not be required to pay any commitment or other fee, incur or reimburse any costs or expenses or make any payment in connection with the Available Financing prior to the Closing (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor) and (y) the Company and its Subsidiaries shall not be required to incur any other liability in connection with the Available Financing prior to the Closing for which the Company or such Subsidiary is not otherwise indemnified pursuant to this Agreement

(b) The Company shall use commercially reasonable efforts to cause Freescale Sub (A) to solicit the consent of the holders of its Notes with regard to (i) such amendments and waivers set forth in Section 6.14(b) of the Parent Disclosure Schedule and (ii) any other amendments and waivers mutually agreed between the Company and Parent (such consent solicitation with regard to the Notes, a “Consent Solicitation”), and (B) if either or both such Consent Solicitations are unsuccessful, to make a change of control offer for those Notes for which the Consent Solicitation was unsuccessful in accordance with the indentures governing such Notes (each, a “Change of Control Offer”), in each case as soon as reasonably practicable, and no later than two (2) Business Days, after the later of (x) delivery by the Parent to the Company of the necessary consent solicitation statement, offer to purchase, letter of transmittal or other related documents necessary to commence such Consent Solicitation or Change of Control Offer (the “Consent and Offer Documents”) and (y) receipt of a written request from the Parent to commence such Consent Solicitation or Change of Control Offer; provided, that (i) the Parent shall reasonably consult with the Company regarding the timing of the commencement of any Consent Solicitation or Change of Control Offer and any consent or tender deadlines for the Consent Solicitations or the Change of Control Offers in light of the Company’s regular financial reporting schedule, the requirements of applicable Law and the requirements of the applicable indentures, (ii) the Parent shall reasonably consult with the Company and afford the Company a reasonable opportunity to review the material terms and conditions of the Consent Solicitations and the Change of Control Offers, (iii) the Consent and Offer Documents shall be subject to prior review of, and comment by, the Company and the Parent shall be reasonably acceptable to any such comments, (iv) the amendments and waivers obtained in any Consent Solicitation must only become operative upon Closing, but the Company shall use commercially reasonable efforts to cause any such amendments and waivers obtained in any Consent Solicitation to become effective as soon as possible after the commencement of such Consent Solicitation, (v) the Company shall not be required to commence any Change of Control Offer prior to the date that is sixty (60) days prior to the first date on which the Company and Parent reasonably expect the Closing may occur, (vi) each Change of Control Offer may be conditional on Closing and (vii) the settlement of each Change of Control Offer will be scheduled to occur, at the discretion of the Parent, on or promptly after the Closing Date. The Company shall, and shall use commercially reasonable efforts to cause its Representatives, including legal and accounting, to provide to Parent all cooperation reasonably requested by Parent in connection with such Consent Solicitations and/or Change of Control Offers (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using commercially reasonable efforts to:

(i) prepare and furnish Parent as promptly as reasonably practicable all pertinent information and disclosures regarding the Company and its Subsidiaries as may be reasonably requested by Parent to assist in the preparation of the Consent and Offer Documents;

(ii) participate as necessary in a reasonable number of meetings (including one-on-one meetings or conference calls with the holders of its 2021 Notes and/or 2022 Notes or parties acting as agents for any such holders), presentations, and generally reasonably cooperate with Parent;

(iii) assist with the preparation of, and execution and delivery of, the Consent and Offer Documents, and reasonably facilitate the taking of all corporate actions by the Company and its Subsidiaries with respect to entering into such documents or as otherwise may be necessary to permit the consummation of such Consent Solicitations and/or Change of Control Offers; and

(iv) obtain legal opinions customary for such Consent Solicitations and/or Change of Control Offers;

provided, however, that (x) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument shall be effective until the Closing (other than the amendments and waivers obtained in any Consent Solicitation which may become effective but not operative prior to the Closing as described in clause (v) above), (y) the Company and its Subsidiaries shall not be required to pay any commitment or other fee, incur or reimburse any costs or expenses, or make any payment in connection with such Consent Solicitations and/or Change of Control Offers prior to the Closing(except to the extent that Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), and (z) the Company and its Subsidiaries shall not be required to incur any other liability in connection with such Consent Solicitations and/or Change of Control Offers prior to the Closing for which the Company or such Subsidiary is not otherwise indemnified pursuant to this Agreement.

(c) The Company shall cause the aggregate principal amount of the outstanding 2020 Notes to be redeemed on or prior to the Closing Date by (i) furnishing to the trustee an officer’s certificate that complies with the indenture governing the 2020 Notes in relation to such redemption, (ii) transmitting, or causing to be transmitted, unconditional notices of redemption that comply with the indenture governing the 2020 Notes for the aggregate principal amount of the outstanding 2020 Notes and (iii) taking any and all other actions necessary to cause such redemption. The Company shall promptly deliver to Parent true, complete and correct copies of any officer’s certificates, notices of other documents that have been furnished or transmitted by the Company pursuant to this Section 6.14(c).

(d) The Company shall use its commercially reasonable efforts to deliver to Parent on the Closing Date, a copy of a payoff letter (subject to delivery of funds as arranged by Parent), in customary form, from the Agent (as defined in the Company Credit Agreement) under the Company Credit Agreement. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to deliver all notices and to take all other actions to facilitate the Company Credit Agreement Termination, provided, that in no event shall this Section 6.14(d) require the Company or any of its Subsidiaries to cause such Company Credit Agreement Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full all principal, interest, prepayment premiums, penalties, breakage costs, fees, expense reimbursements or similar obligations related to any Obligations (as defined in such Company Credit Agreement) under such Company Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter).

(e) Parent shall promptly, upon request by the Company, reimburse the Company and its Subsidiaries, as applicable, for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiaries, as applicable, in connection with the cooperation of the Company and its Subsidiaries, as applicable, contemplated by this Section 6.14. Parent shall indemnify and hold harmless the Company and its Subsidiaries (and its Representatives) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or Available Financing, the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14 and any information used in connection therewith, in each case except to the extent such losses, damages, claims, costs or expenses arise from the Company’s bad faith or willful misconduct, as finally determined by a court of competent jurisdiction.

(f) Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action that would (A) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (B) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the financings contemplated by the Debt Commitment Letter or the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14 prior to the Closing (other than costs subject to reimbursement pursuant to this Section 6.14), (D) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (E) conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (F) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party, (G) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other similar privilege of the Company or any of its Subsidiaries, (H) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period, or (I) authorize any corporate action of the Company or any of its Subsidiaries that would become effective and operative prior to the Closing.

(g) Parent acknowledges and agrees that, other than to Parent pursuant to this Agreement and other than out-of-pocket costs and expenses subject to reimbursement pursuant to this Section 6.14, neither the Company nor any of its Subsidiaries and Representatives shall have any responsibility for, or incur any liability to, any Person under any Available Financing that Parent may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.14. All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement, provided, that Parent and its Representatives shall be permitted to disclose such confidential information to the Lenders for the transactions contemplated by this Agreement and their Representatives without the prior written consent of the Company, if such Lenders and their Representatives who receive such information are subject to a confidentiality agreement for the benefit of the Company no less restrictive than the Confidentiality Agreement with respect to such information or as provided in the Debt Commitment Letter. The Company hereby consents to the use of its logo in connection with the Debt Financing.

Section 6.15 Notification of Certain Matters. The Company shall promptly notify Parent in writing, and Parent shall promptly notify the Company in writing, of: (a) any written communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger and the transactions contemplated hereby, (b) any written communication from any Governmental Entity in connection with the Merger and the transactions contemplated hereby (other than such communications contemplated by Section 6.8, which shall be governed by such Section) or (c) any Actions commenced or, to the Knowledge of the Company or Parent, as applicable, threatened against the Company or any of its Subsidiaries (in the case of the Company) or Parent or any of its Subsidiaries (in the case of Parent) that are related to the Merger and the transactions contemplated hereby (including any transaction litigation brought by a shareholder of the Company or Parent, as applicable).

Section 6.16 Transaction Litigation. Subject to applicable Law, other than with respect to any litigation where Parent is adverse to the Company, the Company will give Parent the reasonable opportunity, at Parent’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any Action against the Company or its directors or officers relating to the Merger and the transactions contemplated hereby, and no such settlement will be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Subject to applicable Law, other than with respect to any litigation where the Company is adverse to Parent, Parent will give the Company the reasonable opportunity, at the Company’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any Action against Parent or its directors or officers relating to the Merger and the transactions contemplated hereby. Prior to the consummation of the Merger, without the prior written consent of the other party hereto, a party hereto shall not settle any Action related to the Merger and the transactions contemplated hereby unless such settlement provides a full and unconditional release for the other party hereto and each officer and director of the other party to such litigation. Each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 6.16. The parties acknowledge that this Section 6.16 in no way limits the parties’ obligations under Section 6.8.

Section 6.17 Termination of Affiliate Contracts. Prior to the Effective Time, the Company shall take all actions necessary to terminate without payment and without any further right, obligation or liability of any Person thereunder (other than the exculpation and no recourse provisions therein) (a) the Shareholders’ Agreement, dated June 1, 2011, by and among the Company and the other parties thereto, (b) the Amended and Restated Registration Rights Agreement, dated June 1, 2011, by and among the Company and the other parties thereto, (c) the Amended and Restated Investors Agreement, dated June 1, 2011, by and among the Company and the other parties thereto, (d) the Company Common Warrants unless exercised prior to the Closing Date and (e) except for arms’ length commercial transactions, Benefit Plans, Foreign Benefit Plans and the agreements set forth on Section 6.17 of the Company Disclosure Schedule, all other written agreements between shareholders of the Company, on the one hand, and the Company or its Subsidiaries, on the other hand. The Company shall provide to Parent evidence of such termination reasonably acceptable to Parent.

Section 6.18 Shareholders Agreements. Prior to the Closing, the Company shall cause each of the equityholders of Freescale Holdings L.P. that are contemplated to be party to a Shareholders Agreement set forth on Exhibit B to enter into the applicable Shareholder Agreement.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, on the one hand, and Parent and Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the Company, Parent and Sub, if permissible under applicable Law) of the following conditions:

(a) each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained;

(b) no Governmental Entity having jurisdiction over the Company, Parent or Sub shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by this Agreement; provided, that any order, decree or ruling with respect to foreign Antitrust Laws other than those set forth on Section 7.1(c) of the Company Disclosure Schedule shall be disregarded for purposes of this Section 7.1(b);

(c) the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and all consents, approvals or clearances set forth on Section 7.1(c) of the Company Disclosure Schedule shall have been obtained;

(d) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC that have not been withdrawn; and

(e) the Parent Ordinary Shares issuable in the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

Section 7.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent and Sub) of the following further conditions:

(a) each of the representations and warranties of the Company (i) set forth in Section 4.2(a) shall be true and correct except for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct only as of such particular date or with respect to such specific period), (ii) set forth in Section 4.1(a), Section 4.2(b), Section 4.3, Section 4.20 and Section 4.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period), (iii) set forth in Section 4.7(i) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (excluding, however, clause (b) of the definition of Company Material Adverse Effect for the purposes of this clause (iii)) and (iv) set forth in this Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this Section 7.2(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except, in the case of this clause (iv), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar qualifications as set forth therein) would not, either individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing, including the deliverables required to be filed with the Registrar in accordance with Sections 104(H) and 108(2) of the Companies Act;

(c) Parent shall have received (i) a certificate signed by an authorized officer of the Company, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied and (ii) written resignations of the directors of the Company effective as of the Effective Time; and

(d) since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect; provided, that clause (b) of the definition of Company Material Adverse Effect shall be excluded from such definition for the purpose of determining the satisfaction of this Section 7.2(d).

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:

(a) each of the representations and warranties of Parent and Sub (i) set forth in Section 5.13(a) shall be true and correct except for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct only as of such particular date or with respect to such specific period), (ii) set forth in Section 5.1(a), Section 5.2, Section 5.9, Section 5.13(b) and Section 5.17 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period), (iii) set forth in Section 5.7(i) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (excluding, however, solely with respect to Section 5.7(i), clause (b) of the definition of Parent Material Adverse Effect for the purposes of this clause (iii)), and (iv) set forth in this Agreement, other than these sections specifically identified in clauses (i), (ii) and (iii) of this Section 7.3(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except, where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” (or similar qualifications) or “Parent Material Adverse Effect” set forth therein) would not, either individually or in the aggregate, have a Parent Material Adverse Effect;

(b) each of Parent and Sub shall have performed in all material respects all of the respective obligations hereunder required to be performed by Parent or Sub, as the case may be, at or prior to the Closing, including the deliverables required to be filed with the Registrar in accordance with Sections 104(H) and 108(2) of the Companies Act;

(c) the Company shall have received a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect; provided that, clause (b) of the definition of Parent Material Adverse Effect shall be excluded from such definition for the purpose of determining the satisfaction of this Section 7.3(d).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by a material breach of this Agreement by such party, or in the case of Parent or Sub, by either Parent or Sub.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a) by the mutual consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger shall not have occurred on or prior to March 1, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; provided further, however, that if the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived as of the Termination Date, then the Company or Parent may extend the Termination Date to June 1, 2016 by providing the other party a written notice of such extension on or before the Termination Date as determined without such extension;

(ii) if any Governmental Entity having jurisdiction over the Company, Parent or Sub shall have issued an order, decree or ruling or taken any other action, in each case, such that the condition set forth in Section 7.1(b) would not be satisfied, and such order, decree, ruling or other action shall have become final and non-appealable, unless the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) has materially breached its obligations under Section 6.8(a), (b) or (c);

(iii) if the Company Shareholder Meeting shall have concluded without the Company Shareholder Approval having been obtained in accordance with the Companies Act and the bye-laws of the Company; or

(iv) if the Parent Shareholder Meeting shall have concluded without the Parent Shareholder Approval having been obtained in accordance with the Laws of the Netherlands and the articles of association (statuten), as last amended on August 2, 2010, of Parent; or

(c) by the Company:

(i) upon a breach of any covenant or agreement on the part of Parent or Sub, or if any representation or warranty of Parent or Sub shall be untrue, in any case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is curable by Parent and Sub through the exercise of their reasonable best efforts and Parent and Sub continue to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 8.1(c)(i); provided further that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.2(a) would not be satisfied (assuming that the date of such determination is the Closing Date);

(ii) prior to the Parent Shareholder Meeting at which the Parent Shareholder Approval is obtained, if the board of directors of Parent or Sub shall have publicly disclosed a Change of Parent Recommendation, or approved or recommended a Parent Acquisition Proposal; or

(iii) if Parent or its Subsidiaries have materially breached Section 6.3 or Section 6.7 (unless the Parent Shareholder Approval has been obtained, in which case the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(iii)); or

(iv) if (x) all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Company to Parent), (y) Parent fails to consummate the Merger by the day the Closing is required to occur pursuant to Section 2.3 as a result of the failure of the Debt Financing to be funded and (z) the Company has given Parent written notice at least two (2) Business Days prior to such termination stating that the Company is willing and able to consummate the transactions contemplated hereby and that the Company intends to terminate this Agreement pursuant to this Section 8.1(c)(iv); or

(d) by Parent:

(i) upon a breach of any covenant or agreement on the part of the Company, or if any representation or warranty of the Company shall be untrue, in any case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is curable by the Company through the exercise of its reasonable best efforts and the Company continues to exercise such reasonable best efforts, Parent may not terminate this Agreement under this Section 8.1(d)(i); provided further that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to Parent if it is has failed to perform in any material respect any of its obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.3(a) would not be satisfied (assuming that the date of such determination is the Closing Date); or

(ii) prior to the Company Shareholder Meeting at which the Company Shareholder Approval is obtained, if the board of directors of the Company shall have publicly disclosed a Change of Recommendation, or approved or recommended an Acquisition Proposal; or

(iii) if the Company or its Subsidiaries have materially breached Section 6.3 or Section 6.7 (unless the Company Shareholder Approval has been obtained, in which case Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(iii)).

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.1(a)), and this Agreement shall forthwith become null and void, and there shall be no damages or liability on the part of Parent, Sub or the Company or their respective directors, officers, employees, shareholders, Representatives, agents or advisors other than, with respect to Parent, Sub and the Company, the obligations pursuant to the Confidentiality Agreement and this Section 8.2, and Article IX and the last sentence of Section 6.2. Nothing contained in this Section 8.2 shall relieve Parent, Sub or the Company from liability for fraud or willful and intentional (with the intent of breaching this Agreement) breach of this Agreement, except as set forth in Section 8.2(h).

(b) If this Agreement is terminated:

(i) by Parent pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii), or

(ii) (A) this Agreement is terminated by (1) the Company or Parent pursuant to Section 8.1(b)(i) (but only if at such time Parent would not be prohibited from terminating this Agreement by the first proviso in Section 8.1(b)(i)) without a vote of the Company’s shareholders being taken with respect to the Merger, (2) Parent pursuant to Section 8.1(d)(i) (unless the Company Shareholder Approval has been obtained) or (3) either Parent or the Company pursuant to Section 8.1(b)(iii), (B) there has been publicly disclosed for the first time after the date of this Agreement and prior to the termination of this Agreement in the case of clauses (A) (1) and (2) and prior to the time of the Company Shareholder Meeting in the case of clause (A) (3), an Acquisition Proposal and (C) within twelve (12) months after such termination, either (1) the Company enters into a definitive agreement with respect to a Qualifying Transaction, or (2) a Qualifying Transaction occurs (in each case, regardless of whether a Qualifying Transaction relates to the same Acquisition Proposal referred to in clause (B)), then the Company shall pay to Parent a termination fee of $600,000,000 (less any fee paid pursuant to Section 8.2(f)) in cash,

(x) within five (5) Business Days of any termination pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii), and

(y) concurrently with the first to occur of such events referred to above in Section 8.2(b)(ii)(C);

it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.2(b) on more than one occasion and in no event shall the Company be required to pay more than one fee pursuant to this Section 8.2, except with respect to a fee payable pursuant to Section 8.2(f) and this Section 8.2(b)(y) in the event the Agreement is terminated pursuant to Section 8.1(b)(iii). Upon payment of such fee, the Company shall have no further liability to Parent or Sub with respect to this Agreement or the transactions contemplated hereby. All payments contemplated by this Section 8.2(b) shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(c) If this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.1(b)(i), if, as of the time of such termination, the only conditions to Closing set forth in Article VII that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those set forth in Sections 7.1(b) or Section 7.1(c) due to the failure to receive any required consent, approval or clearance from a Governmental Entity of competent jurisdiction under Antitrust Laws or any action by any Governmental Entity of competent jurisdiction to prevent the Merger pursuant to Antitrust Laws;

(ii) by Parent or the Company pursuant to Section 8.1(b)(ii) if the action by any Governmental Entity of competent jurisdiction to prevent the Merger is pursuant to Antitrust Laws;

then Parent shall, concurrently with such termination, in the case of a termination by Parent, or within five (5) Business Days in the case of a termination by the Company, pay the Company a fee of $300,000,000 in cash; it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(c) on more than one occasion and in no event shall Parent be required to pay more than one fee pursuant to this Section 8.2, except as set forth in Section 8.2(h). Upon payment of such fee, each of Parent and Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby; provided, that except as set forth in Section 8.2(h), nothing herein shall release any party from liability for fraud or willful and intentional (with the intent of breaching this Agreement) breach of this Agreement. All payments contemplated by this Section 8.2(c) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(d) If this Agreement is terminated:

(i) by the Company pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii); or

(ii) (A) by (1) the Company or Parent pursuant to Section 8.1(b)(i) (but only if at such time the Company would not be prohibited from terminating this Agreement by the proviso in Section 8.1(b)(i)) without a vote of Parent’s shareholders being taken with respect to the Merger, (2) the Company pursuant to

Section 8.1(c)(i) (unless the Parent Shareholder Approval has been obtained) or (3) either Parent or the Company pursuant to Section 8.1(b)(iv), (B) there has been publicly disclosed for the first time after the date of this Agreement and prior to the termination of this Agreement in the case of clauses (A) (1) and (2) and prior to the time of the Parent Shareholder Meeting in the case of clause (A) (3), a Parent Acquisition Proposal, and (C) within twelve (12) months after such termination, either (1) Parent enters into a definitive agreement with respect to a Qualifying Parent Transaction or (2) such a Qualifying Parent Transaction occurs (in each case, regardless of whether a Qualifying Parent Transaction relates to the same Parent Acquisition Proposal referred to in clause (B));

then Parent shall pay to the Company a termination fee of $600,000,000 (less any fee paid pursuant to Section 8.2(g)) in cash,

(x) within five (5) Business Days of any termination pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii), and

(y) concurrently with the first to occur of such events referred to above in Section 8.2(d)(ii)(C);

it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(d) on more than one occasion and in no event shall Parent be required to pay more than one fee pursuant to this Section 8.2, except with respect to a fee payable pursuant to this Section 8.2(g) and this Section 8.2(d)(y) in the event the Agreement is terminated pursuant to Section 8.1(c)(iii). Upon payment of such fee, each of Parent and Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby. All payments contemplated by this Section 8.2(d) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(e) If this Agreement is terminated by the Company pursuant to Section 8.1(c)(iv), then Parent shall, concurrently with such termination, pay the Company a fee of $600,000,000 in cash; it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(e) on more than one occasion and in no event shall Parent be required to pay more than one fee pursuant to this Section 8.2. Upon payment of such fee, each of Parent and Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby. All payments contemplated by this Section 8.2(e) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(f) If this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii), then the Company shall pay to Parent a termination fee of $120,000,000 in cash concurrently with any such termination, in the case of termination by the Company or within five (5) Business Days in the case of termination by Parent. Upon payment of such fee, the Company shall have no further liability to Parent or Sub with respect to this Agreement or the transactions contemplated hereby, other than pursuant to Section 8.2(b)(y) following the entering into of a definitive agreement with respect to, or the occurrence of, a Qualifying Transaction. All payments contemplated by this Section 8.2(f) shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(g) If this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iv), then Parent shall pay to the Company a termination fee of $120,000,000 in cash concurrently with any such termination, in the case of termination by Parent or within five (5) Business Days in the case of termination by the Company. Upon payment of such fee, each of Parent and Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby, other than pursuant to Section 8.2(d)(y) following the entering into of a definitive agreement with respect to, or the occurrence of, a Qualifying Parent

Transaction. All payments contemplated by this Section 8.2(g) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(h) Notwithstanding anything to the contrary in this Agreement, except as expressly set forth in the next sentence, a party’s right to receive payment of a fee set forth in this Section 8.2 shall, in the circumstances in which such fee is owed pursuant to this Section 8.2, constitute the sole and exclusive remedy of such party and its Affiliates (and any other Person) against any other party hereto and their Affiliates and Representatives, Debt Financing Sources (if applicable) and respective Related Parties for any losses, damages or liabilities arising out of or related to this Agreement or the Support Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein or therein and regardless of whether such breach is intentional, unintentional, willful or otherwise), the transactions contemplated by this Agreement (or the abandonment thereof), the failure of the Closing to be consummated, the Debt Commitment Letter and the transactions contemplated therein, including the Available Financing (or the abandonment thereof), or in respect of any other agreement, document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise. Solely with respect to the fee set forth in Section 8.2(c), if Parent’s willful and intentional (with the intent of breaching this Agreement) breach of its obligations under Sections 6.8(a)—(c) caused the events giving rise to the Company’s right to payment of the fee set forth in Section 8.2(c), then Parent shall pay the Company an additional fee of $300,000,000 in cash at the same time a fee is paid pursuant to Section 8.2(c); it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(h) on more than one occasion and in no event shall Parent be required to pay more than one fee pursuant to this Section 8.2(h). Upon payment of such fee and the fee set forth in Section 8.2(c), each of Parent and Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby.

(i) Each of the parties hereto acknowledges that the covenants and agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these covenants and agreements, the other parties hereto would not enter into this Agreement. Accordingly, if (A) the Company fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent commences action in a court of competent jurisdiction which results in a judgment against the Company for the payment set forth in this Section 8.2, the Company shall pay Parent for its reasonable and documented costs and expenses actually incurred (including reasonable and documented attorneys’ fees) in connection with such action; or (B) Parent fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, the Company commences action in a court of competent jurisdiction which results in a judgment against Parent for the payment set forth in this Section 8.2, Parent shall pay the Company for its reasonable and documented costs and expenses actually incurred (including reasonable and documented attorneys’ fees) in connection with such action; in each case together with interest on any unpaid fee, cost or expense at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company and Parent contemplated hereby, by written agreement signed by each of the parties hereto as approved by action taken by each of their respective boards of directors, at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Registered Shareholders hereunder without the approval of such shareholders; provided, further, that no amendment, modification, consent, supplement or waiver to any of Section 8.2(h), Section 9.6(b)(iv), the last sentence of Section 9.8, the last sentence of Section 9.9, Section 9.11(d) and/or this proviso in this Section 9.1 that is adverse to the Debt Financing Sources shall become effective without the prior written consent of the adversely affected Debt Financing Sources.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 9.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

Section 9.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed e-mail transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a) if to Parent or Sub, to:

NXP Semiconductors N.V.

General Counsel

High Tech Campus

60 5656 AG Eindhoven

The Netherlands

Email: guido.dierick@nxp.com

Attention: Guido Dierick

with a copy to:

Simpson, Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Fax:        1-212-455-2502

Email: ghorowitz@stblaw.com and ecooper@stblaw.com

Attention: Gary I. Horowitz and Elizabeth A. Cooper

if to the Company, to:

Freescale Semiconductor, Ltd.

6501 William Cannon Drive West

Austin, Texas 78735

Fax: (602) 648-2117

Email: Jennifer.Wuamett@freescale.com

Attention:        Jennifer Wuamett

                         Senior Vice President, General Counsel and Secretary

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax: 1-212-735-2000

Email: Kenton.King@skadden.com, Allison.Schneirov@skadden.com and

Amr.Razzak@skadden.com

Attention: Kenton J. King, Allison R. Schneirov and Amr Razzak

or to such other address (i.e., e-mail address) for a party as shall be specified in a notice given in accordance with this Section 9.3; provided, that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.3.

Section 9.4 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance. Information provided in any section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an adequate response and disclosure of such facts or circumstances with respect to the corresponding section of Article IV (in the case of the Company Disclosure Schedule) or Article V (in the case of the Parent Disclosure Schedule) calling for disclosure of such information; provided, that information disclosed in one section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be included in each other section or subsection of such Company Disclosure Schedule or Parent Disclosure Schedule in which the relevance of such information would be reasonably apparent on the face thereof. The inclusion of any item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. References to “$”, “dollar”, or “dollars” are to the lawful currency of the United States. References to “€”, “euro”, or “euros” are to the lawful currency of the eurozone.

Section 9.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Schedule, Parent Disclosure Schedule and the exhibits (including the Bermuda Merger Agreement) and instruments referred to herein), the Joint Defense Agreement and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) are not intended to confer upon any Person other than the parties hereto any rights, benefits, remedies, obligations or liabilities hereunder except for (i) the rights of the Registered Shareholders to receive the Merger Consideration and the rights of the holders of the Company Stock Options and Company Restricted Share Units and Company Performance Restricted Share Units to receive the Merger Consideration, the Converted Parent Options, the Converted RSUs or the Converted PRSUs, as the case may be, following the Effective Time in accordance with Article III, (ii) except as set forth in Section 8.2(h), the right of (x) the Company, on behalf of its shareholders and the holders of the Company Stock Options, Company Restricted Share Units and Company Performance Restricted Share Units, to pursue damages in the event of Parent’s or Sub’s fraud or willful and intentional (with the intent of breaching this Agreement) breach of this Agreement, which right is hereby acknowledged and agreed by Parent and Sub including damages based on loss of the economic and bargain benefits of the Merger to the Company’s shareholders based on the consideration that would have otherwise been payable to holders of Company Common Shares, the loss of market value or decline in share price of such Company Common Shares or otherwise (taking into consideration relevant matters, including other combination or other opportunities and the time value of money) and (y) Parent, on behalf of its shareholders and other equityholders, to pursue damages in the event of the Company’s fraud or willful and intentional (with the intent of breaching this Agreement) breach of this Agreement, which right is hereby acknowledged and agreed by the Company including damages based on loss of the economic and bargain benefits of the Merger to Parent’s shareholders and other equityholders, the loss of market value or decline in share price of Parent Ordinary Shares or otherwise (taking into consideration relevant matters, including other opportunities and the time value of money), (iii) as provided in Section 6.6 (which is intended for the benefit of the Indemnified Parties and the D&O Indemnitees), (iv) with respect to the Debt Financing Sources, Sections 8.2(h), 9.6, 9.8, 9.9 and 9.11(d) and (v) with respect to any Related Parties of each of Parent and the Company (including the equityholders of Freescale Holdings L.P.), Section 8.2(h).

Section 9.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 9.8 Governing Law. This Agreement and all Actions (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Sub or the Company in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, in each case, except to the extent that (a) any provisions of this Agreement which relate to the fiduciary duties of directors or officers which arise under the Laws of Bermuda shall be governed by and in accordance with the Laws of Bermuda; (b) any provisions of this Agreement which relate to the fiduciary duties of directors or officers which arise under the Laws of the Netherlands shall be governed by and in accordance with the Laws of the Netherlands, (c) the authorization, effectiveness or effect of the Merger (including regarding the filing of the Merger Application with, and issue of the Certificate of Merger by, the Registrar) are required by statute or public policy to be governed by the Laws of Bermuda, in which case the internal Laws of Bermuda shall govern and apply, but only as to such matters and to the limited extent necessary to comply with and cause the Merger to be effective under the Laws of Bermuda; and (d) the contribution in kind and the share issue and share delivery to the Exchange Agent referred to in Section 3.2(a) shall be governed by the Laws of the Netherlands. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing Agreement, the Debt Financing or the performance of services thereunder or related thereto shall, except as expressly provided otherwise in the Debt Commitment Letter, be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 9.9 Jurisdiction. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a United States federal or state court sitting in the State of Delaware; provided, that each of the parties shall have the right to bring any Action for enforcement of a judgment entered by any United States federal court located in the State of Delaware or any Delaware state court in any other court or jurisdiction. Notwithstanding anything herein to the contrary, the Parties hereto acknowledge and irrevocably agree (i) that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing Agreement, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letter shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action and (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.10 Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.9 in any such Action in connection with this Agreement or the transactions contemplated hereby by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.3. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11 Specific Performance.

(a) The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger will cause irreparable injury to the non-breaching parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof and to compel performance of such party’s obligations (including the taking of such actions as are required of such party to consummate the Merger), this being in addition to any other remedy to which any party is entitled under this Agreement. The parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

(b) Notwithstanding the foregoing or anything else in this Agreement to the contrary, it is explicitly agreed that the Company shall only be entitled to seek specific performance of Parent’s or Sub’s obligation to effect the Closing in accordance with Article II, if and only if (a) all conditions in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing (but subject to such conditions being capable of being satisfied at the Closing if specific performance were granted)) at the time when the Closing was required to occur pursuant to Section 2.3, (b) the Debt Financing has been funded or will be funded at the Closing on the terms set forth in the Debt Commitment Letter, and (c) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Company will take such actions that are within its control to consummate the Merger. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to effect the Closing and the payment of any damages, including any fee set forth in Section 8.2.

(c) Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that (i) the Company shall be entitled to specific performance or other equitable remedies to cause Parent and Sub to enforce their rights (including through litigation pursued in good faith) under documents relating to the Available Financing, including using reasonable best efforts to cause the Persons committing to fund the Available Financing to fund on the Closing Date the Available Financing required to consummate the transactions contemplated hereby, and (ii) in the event that any Person committing to fund the Available Financing initiates any litigation against Parent or Sub with respect to the Available Financing, or advises Parent or Sub that it intends not to provide the Available Financing in violation of the terms and conditions of the documents relating to the Available Financing, the Company shall be entitled to specific performance or other equitable remedies to require Parent and Sub to take enforcement action.

(d) None of the Debt Financing Sources will have any liability to the Company, any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the Company, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Related Party”), relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Related Party will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder. In no event shall the Company or any Related Party be entitled to seek the remedy of specific performance of this Agreement against the Debt Financing Sources.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any assignment in violation of this Section  9.12 shall be void.

Section 9.13 Expenses. All costs and expenses incurred in connection with the Merger, this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Merger or any of the other transactions contemplated hereby is consummated.

Section 9.14 Section 338 Election. Neither Parent, Sub, nor any Affiliate or Subsidiary thereof shall make or file an election under Section 338 of the Code (or any similar provision of the law of any state or other taxing jurisdiction) with respect to the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 9.15 Headings. Headings of the articles and sections of this Agreement and the table of contents, schedules and exhibits are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 9.16 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.17 WAIVER OF JURY TRIAL. EACH OF PARENT, SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.17.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FREESCALE SEMICONDUCTOR, LTD.

By:	/s/ Gregg Lowe
Name: Gregg Lowe
Title: President and Chief Executive Officer

NXP SEMICONDUCTORS N.V.

By:	/s/ Richard Clemmer
Name: Richard Clemmer
Title: President and Chief Executive Officer

NIMBLE ACQUISITION LIMITED

By:	/s/ Guido Dierick
Name: Guido Dierick
Title: Director

EXHIBIT B

Shareholders Agreement

Exhibit B-1

NXP SEMICONDUCTORS N.V. SHAREHOLDERS AGREEMENT

Dated as of [—]

SHAREHOLDERS AGREEMENT, dated as of [—], (this “Agreement”), among NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven (the “Company”), and the shareholders of the Company whose names appear on the signature pages hereto (such shareholders, together with any Permitted Transferee of such shareholders who becomes a party pursuant to Section 1.1 hereof, collectively, the “Investor”).

W I T N E S S E T H:

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 1, 2015, by and among the Company, Freescale Semiconductor, Ltd., a Bermuda exempted company (“Freescale”), and Nimble Acquisition Limited, a Bermuda exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), Merger Sub merged with and into Freescale (the “Merger”), and Freescale has continued as the surviving company and a wholly owned indirect subsidiary of the Company, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, each common share of Freescale, $0.01 par value, issued and outstanding immediately prior to the Effective Time (other certain such shares as set forth in the Merger Agreement) shall be converted into one common share, par value $0.01 per share of the surviving corporation following the Merger (a “Surviving Corporation Share”), and each of the resulting Surviving Corporation Shares shall automatically be exchanged for (subject to the terms and conditions in the Merger Agreement) the right to receive (i) 0.3521 of a duly authorized, validly issued and fully paid ordinary share (gewoon aandeel) of Parent, par value EUR 0.20 per share (a “Company Common Share”), and (ii) $6.25 in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, in connection with the Merger, the Shareholder received Company Common Shares (the “Shares”) representing, in the aggregate, approximately [—]% of the outstanding Company Common Shares, after giving effect to the issuance of Company Common Shares in the Merger; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investor’s ownership of the Shares and to establish certain rights, restrictions and obligations of the Investor with respect to the Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

TRANSFERS; STANDSTILL PROVISIONS

1.1 Transfer Restrictions.

(a) Other than solely in the case of Permitted Transfers, the Investor shall not Transfer any Shares prior to the date that is three (3) months after the Closing (such period, the “Restricted Period”).

(b) “Permitted Transfers” mean, in each case, so long as such Transfer is in accordance with Applicable Law:

(i) a Transfer to a Permitted Transferee of the Investor, so long as such Permitted Transferee, in connection with such Transfer, executes a joinder to this Agreement in the form attached as Exhibit A hereto; or

(ii) a Transfer solely to tender into a tender or exchange offer commenced by a third party (for the avoidance of doubt, not in violation of this Agreement) or by the Company; provided, that with respect to an unsolicited tender or exchange offer commenced by a third party, such Transfer shall be permitted only if (A) such tender or exchange offer includes an irrevocable minimum tender condition of no less than a majority of the then-outstanding Company Common Shares and (B) as of the expiration of such offer (x) no shareholder rights plan or analogous “poison pill” of the Company is in effect or (y) the Board of Directors of the Company (the “Board”) has affirmatively publicly recommended to the Company’s shareholders that such shareholders tender into such offer and has not publicly withdrawn or changed such recommendation.

(c) Notwithstanding anything to the contrary contained herein, the Investor shall not Transfer any Shares:

(i) other than in accordance with all Applicable Laws and the other terms and conditions of this Agreement;

(ii) except in a Permitted Transfer, in one or more transactions in which any Person or Group, to the Investor’s knowledge, after giving effect to such Transfer, would Beneficially Own 5% or more of the Total Voting Power or the Total Economic Interest; provided that the restriction in this clause (ii) shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in this Agreement;

(iii) except in a Permitted Transfer, in each 90-day period following the Restricted Period in an amount for the Investor (together with its Affiliates), in excess of 33 1/3% of the Shares held by the Investor (together with its Affiliates), as applicable, as of immediately following the Merger (the “Volume Limitation”); provided, that the Volume Limitation shall not apply to Transfers effected solely through an offering pursuant to an exercise of the registration rights provided in this Agreement.

(d) With respect to the Investor, any certificates for Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) to the extent applicable, pursuant to Rule 144 under the Securities Act (or any similar rule under the Securities Act relating to the disposition of securities), or (iii) pursuant to an available exemption from registration under the Securities Act.

The securities evidenced by this certificate are subject to restrictions on transfer set forth in a Shareholders Agreement dated as of [—], among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

(e) Notwithstanding the foregoing subsection (d), the Investor shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of the Investor (i) at such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on Transfer of such Shares under the Securities Act or any other Applicable Law, unless such Shares are sold pursuant to a registration statement, subject to delivery of an opinion of counsel to the Investor, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act or any such other Applicable Law.

1.2 Standstill Provisions.

(a) During the Standstill Period, the Investor shall not, directly or indirectly, shall not permit any of its Controlled Affiliates, directly or indirectly, to, and shall not permit any of its respective Investment Funds, directly or indirectly, to (i) acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Voting Securities, or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, other than (A) as a result of any share split, share dividend or subdivision of Voting Securities or (B) any acquisition of Company Common Shares by any Non-Private Equity Business, (ii) deposit any Voting Securities into a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or other Contract (other than the organizational documents of the Investor), or grant any proxy with respect to any Voting Securities (other than to the Company or a Person specified by the Company in a proxy card provided to shareholders of the Company by or on behalf of the Company), (iii) enter, agree to enter, propose or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring, change in control transaction or other similar extraordinary transaction involving the Company or any of its Subsidiaries (unless such transaction is affirmatively publicly recommended by the Board and there has otherwise been no breach of this Section 1.2 in connection with or relating to such transaction), (iv) make, or in any way participate or engage in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or advise or knowingly influence any Person with respect to the voting of, any Voting Securities, (v) call, or seek to call, a meeting of the shareholders of the Company or initiate any shareholder proposal for action by shareholders of the Company, (vi) form, join or in any way participate in a Group (other than with its Permitted Transferee that is bound by the restrictions of this Section 1.2(a)), with respect to any Voting Securities, (vii) otherwise act, alone or in concert with others, to seek to Control or influence the management or the policies of the Company, (viii) publicly disclose any intention, plan, arrangement or other Contract prohibited by, or inconsistent with, the foregoing, (ix) advise or assist or knowingly encourage or enter into any discussions, negotiations, agreements, or arrangements or other Contracts with any other Persons in connection with the foregoing, (x) request the Company to amend or waive any provision of this Section 1.2 (including this clause (x)) or (xi) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction or matter described in this Section 1.2.

(b) “Standstill Period” shall mean, from the date hereof until the date that is twelve (12) months following the date hereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company as follows:

(a) The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Investor of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) its organizational documents or (z) any Contract or agreement to which it is a party.

(c) The execution and delivery by the Investor of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary limited partnership or other analogous action on its part. This Agreement has been duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) The Investor does not Beneficially Own any Voting Securities as of the date hereof, other than any Voting Securities acquired in the Merger.

2.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as follows:

(a) The Company is a public company with limited liability (naamloze vennootschap) duly incorporated under the laws of The Netherlands. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of the Company or (z) any Contract or agreement to which the Company is a party.

(c) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) The Company is not a party to any agreement or understanding whereby any Person, other than as set forth herein or in the Other Shareholder Agreements, has any registration rights with respect to the Company’s securities.

ARTICLE III

REGISTRATION

3.1 Registration Statements.

(a) Subject to the terms and conditions hereof, the Company shall file with the Commission and shall use reasonable best efforts to cause to be declared effective by the Commission upon the expiration of the Restricted Period, a registration statement on Form F-1, Form F-3 or such other form under the Securities Act then available to the Company (the “Shelf Registration Statement”), covering an amount of Registrable Securities requested by the Investor that equals or is greater than the Registrable Amount and providing for the resale by the Investor from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of any or all of the Registrable Securities then held by the Investor.

(b)

(i) If, from and after the expiration of the Restricted Period, the Company has registered or has determined to register any Company Common Shares for its own account or for the account of other securityholders of the Company on any registration form (other than Form F-4 or S-8) which permits the inclusion of the Registrable Securities, including as a supplement to a Shelf Registration Statement to be filed pursuant to Rule 424(b)(7) under the Securities Act (a “Piggyback Registration”), the Company will give the Investor written notice thereof promptly (but in no event less than ten (10) Business Days prior to the anticipated filing date) and, subject to Section 3.1(b)(i), shall include in such registration all Registrable Securities requested to be included therein pursuant to the written request of the Investor received on or before the second Business Day prior to the anticipated filing date. If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the lead managing underwriter(s) advise the Company and the Investor that, in its reasonable opinion, the inclusion of all of the Company Common Shares proposed to be included in such registration would adversely affect the success of such offering, the Company shall include in such registration: (i) first, the number of Company Common Shares that the Company proposes to sell; and (ii) second, the number of Company Common Shares requested to be included therein by the Investor and Other Holders, pro rata among all such holders on the basis of the number of Company Common Shares requested to be included therein by all such holders or as such holders and the Company may otherwise agree.

(ii) If a Piggyback Registration is initiated as an underwritten offering on behalf of another securityholder of the Company, and the lead managing underwriter(s) advise the Company that, in its reasonable opinion, the inclusion of all of the Company Common Shares proposed to be included in such registration would adversely affect the success of such offering, then the Company shall include in such registration: (i) first, the number of Company Common Shares requested to be included therein by such other securityholder, the Investor and the Other Holders, pro rata among all such holders on the basis of the number of Company Common Shares requested to be included therein by all such holders or as such holders and the Company may otherwise agree; and (ii) second, the number of Company Common Shares that the Company proposes to sell.

(iii) If any Piggyback Registration is a primary underwritten offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering.

(c) Subject to Section 3.1(d), the Company will use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) three (3) years after the Shelf Registration Statement has been declared effective; (ii) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder, or otherwise cease to be Registrable Securities; and (iii) the date on which this agreement terminates pursuant to Section 6.1.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the Investor, to require the Investor to suspend sales of Registrable Securities under the Shelf Registration Statement during any Blackout Period. The Investor may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further notice to such effect from the Company, which shall be given by the Company promptly following the expiration of any Blackout Period. After the expiration of any Blackout Period and without any further request from the Investor, the Company to the extent necessary shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) At any time that a Shelf Registration Statement is effective, but subject to a limit of two (2) times only, the Investor may deliver a notice (a “Take-Down Notice”) to the Company that it intends to sell all or part of its Registrable Securities in an Underwritten Offering (including any Underwritten Offering where the plan of distribution set forth in the applicable Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters (a “Marketed Underwritten Shelf Offering”)); provided, that the Investor may not deliver a Take-Down Notice prior to six (6) months after the Closing; provided, further, that the Investor may not deliver a Take-Down Notice for a Underwritten Offering or a Marketed Underwritten Shelf Offering unless the Registrable Securities requested to be sold in such offering have an aggregate offering price (based on the last reported sale price per share on the most recent trading day prior to such date on the principal securities exchange or market on which they are traded or, if the Company Common Shares are no longer so traded, the fair value thereof as determined in good faith by the Investor seeking registration of such Registrable Securities) of at least $500,000,000; provided, further, that if the lead managing underwriter(s) advises the Company and the Investor that, in its reasonable opinion, the inclusion of all of the securities sought to be sold in connection with such offering would adversely affect the success thereof, then the Company shall include in such offering only such securities as the Company is advised by such lead managing underwriter(s) can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Company Common Shares requested to be included by the Investor in its Take-Down Notice and the Other Holders, pro rata among all such holders on the basis of the number of Company Common Shares requested to be included therein by all such holders, (ii) second, securities the Company proposes to sell and (iii) three, all other securities of the Company duly requested to be included in such offering, pro rata on the basis of the amount of such other securities requested to be included or such other allocation method determined by the Company.

(f) The Company shall not be obligated to effect any Marketed Underwritten Shelf Offering within four (4) months of a prior Marketed Underwritten Shelf Offering. The Company shall be entitled to postpone (upon written notice to the Investor) the filing or the effectiveness of any Underwritten Offering in the event of a Blackout Period until the expiration of the applicable Blackout Period.

(g) The Company and the Investor shall mutually agree upon the selection of all investment banker(s) and manager(s) (who shall be a lender under the Company’s credit facilities at the time of such offering) that will serve as managing underwriters (including which such managing underwriters will serve as lead or co-lead) and underwriters with respect to any Marketed Underwritten Shelf Offering.

3.2 Withdrawal Rights. The Investor having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn, unless such withdrawal shall reduce the number of Registrable Securities sought to be included in any registration below the Registrable Amount.

3.3 Holdback Agreements. In connection with any Underwritten Offering, the Investor agrees to enter into customary “lock-up” agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering for a period of not more than ninety (90) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, plus, if applicable, an extension period, as may be proposed by the lead managing underwriter(s) to address FINRA regulations regarding the publishing of research, or such other period as is required by the lead managing underwriter(s); provided, however, the Investor shall not be subject to a lock-up period longer than the lock-up period to which the officers and directors of the Company are subject.

In the event of any Marketed Underwritten Shelf Offering, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement on Form F-4, Form S-8 or any comparable or successor forms thereto) for its own account, within sixty (60) days, after the effective date of such registration except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Marketed Underwritten Shelf Offering.

3.4 Registration Procedures.

(a) If and whenever the Company is required to use commercially reasonable efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 3.1, including the Shelf Registration Statement and a Piggyback Registration, the Company shall as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter use commercially reasonable efforts to cause such registration statement to become and remain effective pursuant to the terms of this Article III; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the Investor and the Other Holders (if they are including Company Common Shares in such registration) (“Selling Shareholder”), its counsel and the lead managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment of such counsel, and other documents reasonably requested by such counsel, including any comment letter from the Commission, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors;

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article III or necessary to facilitate the disposition of the Registrable Securities covered by such registration statement and prospectus (including causing the prospectus contained in such registration statement to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 or any similar rule that may be adopted under the Securities Act), and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities, including the Registrable Securities, covered by such registration statement;

(iii) if requested by the lead managing underwriter(s), if any, or the Investor in connection with an Underwritten Offering, promptly include in a prospectus supplement or post-effective amendment, such information as the lead managing underwriter(s), if any, and the Investor may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 3.4(a)(iii) that are not, based on the advice of counsel for the Company, in compliance with Applicable Law;

(iv) furnish to the Selling Shareholder and each underwriter, if any, of the securities being sold by the Selling Shareholder such number of conformed copies of such registration statement and of each amendment and supplement thereto, such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as the Selling Shareholder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Selling Shareholder;

(v) use commercially reasonable efforts to register or qualify or cooperate with the Selling Shareholder, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or “blue sky” laws of such jurisdictions as the Selling Shareholder and any underwriter of the securities being sold by the Selling Shareholder shall reasonably request, and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and take any other action which may be necessary or reasonably advisable to enable the Selling Shareholder and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Selling Shareholder, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction where it would not otherwise be obligated to do so, but for this clause (v), or (C) file a general consent to service of process in any such jurisdiction;

(vi) use commercially reasonable efforts (including seeking to cure in the Company’s listing or inclusion application any deficiencies cited by the exchange or market) to list or include all Registrable Securities on each securities exchange on which similar securities issued by the Company are then listed or included;

(vii) use commercially reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Selling Shareholder to consummate the disposition of such Registrable Securities;

(viii) use commercially reasonable efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) use commercially reasonable efforts to prepare and file in a timely manner all documents and reports required by the Exchange Act;

(x) use commercially reasonable efforts to make generally available to its stockholders, as soon as reasonably practicable, earnings statements (which need not be audited) covering at least 12 months that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xi) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and use commercially reasonable efforts to take all such other actions reasonably requested by the Investor in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering (A) make such representations and warranties to the Investor and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) if an underwriting agreement has been entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 3.9 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the Selling Shareholder and (C) deliver such documents and certificates as reasonably requested by the Selling Shareholder, its counsel and the lead managing underwriters(s), if any, to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(xii) in connection with an Underwritten Offering or otherwise required in connection with the disposition of the Registrable Securities, use commercially reasonable efforts to obtain for the Selling

Shareholder and underwriter(s) (A) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by the Selling Shareholder and underwriters and (B) “comfort” letters and updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72 or any successor accounting standard thereto, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included or incorporated by reference in such registration statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings;

(xiii) make available for inspection by the Selling Shareholder, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by the Selling Shareholder or underwriter (collectively, the “Inspectors”), financial and other records, pertinent corporate documents and instruments of the Company (collectively, the “Records”), as shall be reasonably necessary, or as shall otherwise be reasonably requested, to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney, agent or accountant in connection with such registration statement (in each case subject to the Selling Shareholder and/or Inspectors entering into customary confidentiality agreement on terms and conditions reasonably acceptable to the Company as may be reasonably requested by the Company); provided, further, that the Selling Shareholder agrees that it will, upon receipt of a written request to disclose such Records from a court of competent jurisdiction or by another Governmental Authority, give notice to the Company and allow the Company, at its expense, to undertake appropriate action seeking to prevent disclosure of the Records deemed confidential;

(xiv) as promptly as practicable notify in writing the Selling Shareholder and the underwriters, if any, of the following events: (A) the filing of the registration statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any mutual agreement (including any underwriting agreement) contemplated by Section 3.4(a)(xi) cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, at the request of any Selling Shareholder, promptly prepare and furnish to the Selling Shareholder a reasonable number of copies of a supplement to or an amendment of such registration statement or prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(xv) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that, subject to the requirements of Section 3.4(a)(v), the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (xiii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction wherein it would not be obligated to do so but for the requirements of this clause (xiii) or (C) file a general consent to service of process in any such jurisdiction;

(xvi) cooperate with the Selling Shareholder and the lead managing underwriter(s) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under Applicable Law) representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the lead managing underwriter(s) or the Selling Shareholder may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

(xvii) cooperate with the Selling Shareholder and each underwriter or agent participating in the disposition of any Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(xviii) have appropriate officers of the Company prepare and make presentations at a reasonable number of “road shows” and before analysts and rating agencies, as the case may be, and other information meetings reasonably organized by the underwriters and otherwise use commercially reasonable efforts to cooperate as reasonably requested by the Selling Shareholder and the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) The Company may require the Selling Shareholder and each underwriter, if any, to furnish the Company in writing such information regarding the Selling Shareholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such registration statement.

(c) The Selling Shareholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 3.4(a)(xiv), the Selling Shareholder shall forthwith discontinue its disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.4(a)(xiii), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus; provided, however, that the Company shall extend the time periods under Section 3.1(c) with respect to the length of time that the effectiveness of a registration statement must be maintained by the amount of time the holder is required to discontinue disposition of such securities.

(d) With a view to making available to the Investor the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration statement, the Company shall:

(i) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act, at any time when the Company is subject to such reporting requirements; and

(iii) furnish to the Investor so long as it owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company with the Commission as the Investor may reasonably request in connection with the sale of Registrable Securities without registration (in each case to the extent not readily publicly available).

3.5 Registration Expenses. The Company shall pay all fees and expenses incident to the Company’s performance of its obligations under this Article III, including (a) all registration and filing fees, including all fees and expenses of compliance with securities and “blue sky” laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities pursuant to Section 3.4(a)(v)) and all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121), (b) all printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the Investor) and copying expenses, (c) all messenger, telephone and delivery expenses, (d) expenses of the Company incurred in connection with any “road show”, (e) except as provided in this Section 3.5, any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the Company in connection with any registration statement), and (f) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters and opinions). The Investor shall pay the fees and expenses of its own counsel and the Investor’s portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of its Registrable Securities pursuant to any registration.

3.6 Information to be Furnished by Investor. Not less than seven (7) Business Days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify the Investor (if it has timely provided the requisite notice hereunder entitling it to register Registrable Securities in such registration statement) of the information, documents and instruments from it that the Company or any underwriter reasonably requests in connection with such registration statement, including, if applicable, a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If the Company has not received, on or before the second Business Day before the expected filing date, the Requested Information from the Investor, the Company may file the registration statement without including Registrable Securities of the Investor. The failure to so include in any registration statement the Registrable Securities of the Investor (with regard to that registration statement) shall not result in any liability on the part of the Company to the Investor.

3.7 Registration Indemnification.

(a) The Company agrees to indemnify and hold harmless, to the fullest extent permitted by Law, the Selling Shareholder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Selling Shareholder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter, from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (without limitation of the preceding portions of this Section 3.7(a)) will reimburse the Selling Shareholder, each of its Affiliates, and each of their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each such Person who controls the Selling Shareholder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except that, with respect to a Selling Shareholder, the Company will not be liable to the extent that any such claim, Loss, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use therein.

(b) In connection with any registration statement in which the Selling Shareholder is participating, the Selling Shareholder shall indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 3.7(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by the Selling Shareholder expressly for inclusion in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, the Selling Shareholder shall not be liable under this Section 3.7(b) for amounts in excess of the net proceeds received by it in the offering giving rise to such liability.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.

(d) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e) The indemnification provided for under this Agreement shall survive the Transfer of the Registrable Securities and the termination of this Agreement.

(f) If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, the Selling Shareholder shall not be required to make a contribution in excess of the net proceeds received by it from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

ARTICLE IV

CONFIDENTIALITY

4.1 Confidentiality. The Investor hereby agrees that all Confidential Information with respect to the Company, its Subsidiaries and its and their businesses, finances and operations shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as expressly permitted by this Section 4.1. Any Confidential Information may be disclosed:

(a) by the Investor (x) to any of its Affiliates (other than any portfolio companies thereof), (y) to its or such Affiliate’s respective directors, managers, members, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (z) in the case of any Investor that is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such Investor or any former direct or indirect general partner, limited partner, member, equityholder or management company which retains an economic interest in such Investor (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clauses (x), (y) and (z), collectively, for purposes of this Section 4.1 and the definition of Confidential Information, “Representatives”), in each case, solely if and to the extent any Representative needs to be provided such Confidential Information to assist such Investor or its Affiliates in evaluating or reviewing its direct or indirect investment in the Company, including in connection with the disposition thereof, and each Representative of the Investor shall be deemed to be bound by the provisions of this Section 4.1 and such Investor shall be responsible for any breach of this Section 4.1 by any such Representative to the same extent as if such breach had been committed by the Investor; provided, further, that the Investor hereby acknowledges that it is aware, and it will advise its Representatives to whom it provides Confidential Information, that such Confidential Information may include material non-public information and that applicable securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities;

(b) by the Investor or any of its Representatives to the extent the Company consents in writing;

(c) by the Investor or any of its Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 4.1 (or a confidentiality agreement with the Company having restrictions substantially similar to (and no less restrictive than) this Section 4.1) and such Investor shall be responsible for any breach of this Section 4.1 (or such confidentiality agreement) by any such potential Transferee to the same extent as if such breach had been committed by the Investor; and

(d) by the Investor or any of its Representatives to the extent that such Investor or Representative has received advice from its counsel that it is legally compelled to do so or is required to do so to comply with Applicable Law or legal process or Governmental Authority request or the rules of any securities exchange on which its securities are listed or the rules and regulations of any SRO; provided, that prior to making such disclosure, such Investor or Representative, as the case may be, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent reasonably practicable and permitted by Applicable Law, including, to the extent permitted by Applicable Law, (A) consulting with the Company regarding such disclosure and (B) if requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to prevent the requested disclosure; provided, further, that such Investor or Representative, as the case may be, uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by the applicable Governmental Authority or as is, based on the advice of its counsel, legally required or compelled.

ARTICLE V

DEFINITIONS

5.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” means, with respect to any Person, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act and with respect to each Investor, an “affiliate” of such Investor as defined in Rule 405 of the regulations promulgated under the Securities Act and any Investment Fund, investment vehicle or holding company of which such Investor or an Affiliate of such Investor serves as the general partner, managing member or discretionary manager or advisor; provided, however, that notwithstanding the foregoing, an Affiliate of an Investor shall not include (x) any portfolio company of any such Person or of such Investor or any Investment Fund, vehicle or holding company, (y) any limited partners of such Investor, or (z) any of the Other Holders or any of their respective Affiliates.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means, with respect to any Person, any Law applicable to such Person, its assets, properties, operations or business.

“Beneficial Owner” or “Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

“Blackout Period” means (i) any regular quarterly period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect, provided, that if the Investor proposes to sell Registrable Securities during such period, the Company shall consider in good faith facilitating such sale during such period, and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, a period of no more than 30 days in any 90-day period or 90 days in any 365-day period.

“Board” has the meaning set forth in Section 1.1(b)(ii).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York or Eindhoven, the Netherlands are authorized or required by Law to be closed.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the preamble.

“Company Common Shares” has the meaning set forth in the recitals.

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of the Investor or its Representatives from the Company or its Representatives, through the Shares Beneficially Owned or through the rights granted pursuant hereto, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by the Investor or such Representatives, (ii) was or becomes available to the Investor or such Representatives on a non-confidential basis from a source other than the Company or its Representatives, provided, that the source thereof is not known by the Investor or such Representatives to be bound by an obligation of confidentiality to the Company, or (iii) is independently developed by the Investor or such Representatives without the use of or reference to any such information that would otherwise be Confidential Information hereunder. Subject to clauses (i)-(iii) above, Confidential Information also includes all non-public information previously provided by the Company or its Representatives to the Investor or its Representatives pursuant to the Confidentiality Agreement, including all information, documents and reports referred to thereunder, or otherwise.

“Confidentiality Agreement” means the letter agreement, dated as of December 22, 2014, between Freescale and the Company and any amendments thereto or side letters entered into in connection therewith.

“Contract” means any contract, lease, license, indenture, loan, note, agreement or other legally binding commitment, arrangement or undertaking (whether written or oral and whether express or implied).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Freescale” has the meaning set forth in the recitals.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning set forth in Section 3.4(a)(iv).

“Governmental Authority” means any federal, national, state, local, cantonal, municipal, international or multinational government or political subdivision thereof, governmental department, commission, board, bureau, agency, taxing or regulatory authority, instrumentality or judicial or administrative body, or arbitrator or SRO, having jurisdiction over the matter or matters in question.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Inspectors” has the meaning set forth in Section 3.4(a)(xiii).

“Investment Fund” means, with respect to a Sponsor, any investment fund, investment vehicle or other account that is, directly or indirectly, managed or advised by such Sponsor or any of its Controlled Affiliates.

“Investor” has the meaning set forth in the preamble.

“Law” has the meaning set forth in the Merger Agreement.

“Losses” has the meaning set forth in Section 3.7(a).

“Marketed Underwritten Shelf Offering” has the meaning set forth in Section 3.1(e).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Non-Liable Person” has the meaning set forth in Section 6.12.

“Non-Private Equity Business” means, with any business or investment of the Investor and its Affiliates distinct from the private equity business of the Investor and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (i) any Confidential Information is made available to investment professionals of the Investor and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (ii) the Investor and its Affiliates instructs or encourages any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be the Investor hereunder.

“Other Holder” means any Person that has registration rights under any Other Shareholder Agreement.

“Other Shareholder Agreements” mean the shareholders agreements (other than this Agreement) entered into at the closing of the Merger with certain former equityholders of Freescale Holdings L.P. in accordance with the Merger Agreement.

“Permitted Transferee” means, with respect to any Person, any Affiliate of such Person.

“Permitted Transfers” has the meaning set forth in Section 1.1(b).

“Person” has the meaning set forth in the Merger Agreement.

“Piggyback Registration” has the meaning set forth in Section 3.1(b)(i).

“Prospectus” means the prospectus included in any Shelf Registration Statement or a Piggyback Registration (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement or Piggyback Registration in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the offering of any portion of the Registrable Securities covered by such Shelf Registration Statement or Piggyback Registration, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” has the meaning set forth in Section 3.4(a)(xiii).

“Registrable Amount” means an amount of Registrable Securities having an aggregate offering price of at least $500,000,000 (based on the last reported sale price per share on the most recent trading day prior to such date on the principal securities exchange or market on which they are traded or, if the Company Common Shares are no longer so traded, the fair value thereof as determined in good faith by the Investor seeking registration of such Registrable Securities), without regard to any underwriting discount or commission, or such lesser amount of Registrable Securities as would result in the disposition of all of the Registrable Securities Beneficially Owned by the Investor.

“Registrable Securities” means, with respect to the Investor, (1) the Shares issued in connection with the Merger, and (2) any additional securities issued or issuable as a dividend or distribution or in exchange for, or in respect of such Shares; provided, that any such Shares shall cease to be Registrable Securities when (i) they are sold pursuant to an effective registration statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act or (iii) they shall have ceased to be outstanding.

“Representatives” has the meaning set forth in Section 5.1(a).

“Requested Information” has the meaning set forth in Section 3.6.

“Restricted Period” has the meaning set forth in Section 1.1(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Shareholder” has the meaning set forth in Section 3.4(a)(i).

“Shares” has the meaning set forth in the recitals.

“Shelf Registration Statement” has the meaning set forth in Section 3.1(a).

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market, or (iii) any other securities exchange.

“Standstill Period” has the meaning set forth in Section 1.2(b).

“Subsidiary” shall have the meaning set forth in the Merger Agreement.

“Take-Down Notice” has the meaning set forth in Section 3.1(e).

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest then Beneficially Owned by such Person, including pursuant to any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast in the election of directors of the Company if all Voting Securities then outstanding were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities then Beneficially Owned by such Person.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. “Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Volume Limitation” has the meaning set forth in Section 1.1(c)(iii).

“Voting Securities” means Company Common Shares and any other securities of the Company entitled to vote generally in the election of directors of the Company.

5.2 Interpretation. Whenever used: the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, Annex, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles, Sections and Annexes of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. References to “$” or “dollars” means United States dollars. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. If, and as often as, there is any change in the outstanding Company Common Shares by reason of share dividends, splits, reverse splits, spin-offs, split-ups, mergers, reclassifications, reorganizations, recapitalizations, combinations or exchanges of shares and the like, appropriate adjustment shall be made in the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the rights and obligations set forth herein that continue to be applicable on the date of such change. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

ARTICLE VI

MISCELLANEOUS

6.1 Term. This Agreement shall automatically terminate upon the date that the Investor Beneficially Owns less than 5% of the Shares Beneficially Owned by the Investor as of immediately following the Closing (as defined in the Merger Agreement). If this Agreement is terminated pursuant to this Section 6.1, this Agreement shall immediately then be terminated and of no further force and effect, except for the provisions set forth in this Article VI, which shall survive in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, Section 4.1 shall terminate upon the sixth month anniversary of the Closing.

6.2 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed e-mail transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(i) if to the Company, to:

Name:	NXP Semiconductors N.V.
Address:	General Counsel
High Tech Campus 60
5656 AG Eindhoven
The Netherlands
Email:	guido.dierick@nxp.com
Attention:	Guido Dierick

with a copy to (which shall not be considered notice):

Name:	Simpson Thacher & Bartlett LLP
Address:	425 Lexington Avenue
New York, New York 10017
Fax:	(212) 455-2502
Email:	ghorowitz@stblaw.com
ecooper@stblaw.com
Attention:	Gary Horowitz
Elizabeth Cooper

(ii) if to the Investor, to:

Name:	[—]
Address:	[—]
Fax:	[—]
Email:	[—]
Attention:	[—]

with a copy to (which shall not be considered notice):

Name:	Skadden, Arps, Slate, Meagher & Flom LLP
Address:	Four Times Square
New York, New York 10036
Fax:	(212) 735-2000
Email:	Kenton.King@skadden.com
Allison.Schneirov@skadden.com
Amr.Razzak@skadden.com
Attention:	Kenton J. King
Allison R. Schneirov
Amr Razzak

or to such other address (i.e., e-mail address) for a party as shall be specified in a notice given in accordance with this Section 6.2; provided that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further that notice of any change to the address or any of the other details specified in or pursuant to this Section 6.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 6.2.

6.3 Amendments and Waivers. Each of the parties hereto agrees that no provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by all parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

6.4 Successors and Assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, provided that any proposed assignment by the Investor of any of its rights herein to any party other than to an Affiliate of the Investor may be granted or withheld in the Company’s sole and absolute discretion, it being understood that it is the intention of the parties hereto that the rights afforded to the Investor are personal to the Investor and are not transferable except as expressly provided herein. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 6.4 shall be void.

6.5 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

6.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

6.8 Governing Law; Jurisdiction. This Agreement and all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of the Company or the Investor in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of any United States federal court located in the Southern District of the State of New York or any New York state court located in Manhattan in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts as described in (a) above; provided that each of the parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by any United States federal court located in the State of New York or any New York state court in any other court or jurisdiction. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to herein in any such action or proceeding in connection with this Agreement or the transactions contemplated hereby by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 6.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

6.9 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10.

6.10 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder will cause irreparable injury to the non-breaching parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof and to compel performance of such party’s obligations, this being in addition to any other remedy to which any party is entitled under this Agreement. The parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

6.11 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns; provided, that the Persons indemnified under Section 3.9 are intended third party beneficiaries of Section 3.9, and Non-Liable Persons are intended third party beneficiaries of Section 6.12.

6.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Investor (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

6.13 Scope of Agreement. Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this Agreement shall in any way limit the activities of The Blackstone Group L.P. and its affiliates in their businesses distinct from the private equity business of The Blackstone Group L.P., provided that the Confidential Information is not made available to Representatives of The Blackstone Group L.P. and its affiliates who are not involved in the private equity business of The Blackstone Group L.P. Should any Confidential Information be made available to a Representative of The Blackstone Group L.P. and its affiliates who is not involved in the private equity business of The Blackstone Group L.P., such Representative shall be bound by this Agreement in accordance with its terms. In addition, none of the provisions of this Agreement shall in any way apply to any portfolio company of an affiliate of The Blackstone Group L.P., provided, however, that should the Confidential Information be made available to a Representative of any portfolio company of an affiliate of The Blackstone Group L.P., such Representative shall be bound by this Agreement in accordance with its terms.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

NXP Semiconductors N.V.

By:
Name:
Title:

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V-A L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BCP (CAYMAN) V-S L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BCP V CO-INVESTORS (CAYMAN) L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE FIRESTONE TRANSACTION PARTICIPATION PARTNERS (CAYMAN) L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE FIRESTONE PRINCIPAL TRANSACTION PARTNERS (CAYMAN) L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) V L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) V-A L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

BLACKSTONE PARTICIPATION PARTNERSHIP (CAYMAN) V L.P.

By:	Blackstone Management Associates (Cayman) V L.P., its general partner

By:	Blackstone LR Associates (Cayman) V Ltd., its general partner

By:
Name:
Title:

EXHIBIT A

FORM OF JOINDER

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain NXP Semiconductors N.V. Shareholders Agreement, dated as of [—] (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Shareholders Agreement”) by and among NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven, the shareholder of the Company whose name appears on the signature pages thereto (the “Investor”), and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Shareholders Agreement.

By executing and delivering this Joinder Agreement to the Shareholders Agreement, the undersigned hereby adopts and approves the Shareholders Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the Transferee of Shares, to become a party to, and to be bound by and comply with the provisions of, the Shareholders Agreement applicable to the Investor, in the same manner as if the undersigned were an original signatory to the Shareholders Agreement.

The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Shareholders Agreement, it is a Permitted Transferee of the Investor and will be the lawful Beneficial Owner of [—] Shares as of the date hereof.

The undersigned acknowledges and agrees that Section 6.2 through Section 6.12 of the Shareholders Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the     day of                     ,             .

TRANSFEREE

Print Name:

Address:

Telephone:
Facsimile:
Email:

AGREED AND ACCEPTED

as of the     day of                     ,             .

NXP Semiconductors N.V.

By:
Name:
Title:

[TRANSFEROR

By:
Name:
Title:]

Exhibit B-2

NXP SEMICONDUCTORS N.V. SHAREHOLDERS AGREEMENT

Dated as of [—]

SHAREHOLDERS AGREEMENT, dated as of [—], (this “Agreement”), among NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven (the “Company”), and the shareholders of the Company whose names appear on the signature pages hereto (such shareholders, together with any Permitted Transferee of such shareholders who becomes a party pursuant to Section 1.1 hereof, collectively, the “Investor”).1

W I T N E S S E T H:

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 1, 2015, by and among the Company, Freescale Semiconductor, Ltd., a Bermuda exempted company (“Freescale”), and Nimble Acquisition Limited, a Bermuda exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), Merger Sub merged with and into Freescale (the “Merger”), and Freescale has continued as the surviving company and a wholly owned indirect subsidiary of the Company, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, each common share of Freescale, $0.01 par value, issued and outstanding immediately prior to the Effective Time (other certain such shares as set forth in the Merger Agreement) shall be converted into one common share, par value $0.01 per share of the surviving corporation following the Merger (a “Surviving Corporation Share”), and each of the resulting Surviving Corporation Shares shall automatically be exchanged for (subject to the terms and conditions in the Merger Agreement) the right to receive (i) 0.3521 of a duly authorized, validly issued and fully paid ordinary share (gewoon aandeel) of Parent, par value EUR 0.20 per share (a “Company Common Share”), and (ii) $6.25 in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, in connection with the Merger, the Shareholder received Company Common Shares (the “Shares”) representing, in the aggregate, approximately [—]% of the outstanding Company Common Shares, after giving effect to the issuance of Company Common Shares in the Merger; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investor’s ownership of the Shares and to establish certain rights, restrictions and obligations of the Investor with respect to the Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

TRANSFERS

1.1 Transfer Restrictions.

(a) Other than solely in the case of Permitted Transfers, the Investor shall not Transfer any Shares prior to the date that is three (3) months after the Closing (such period, the “Restricted Period”).

[1]	Agreement in substantially this form to be executed by the limited partners of Freescale Holdings L.P. controlled by Permira, Carlyle and TPG.

(b) “Permitted Transfers” mean, in each case, so long as such Transfer is in accordance with Applicable Law:

(i) a Transfer to a Permitted Transferee of the Investor, so long as such Permitted Transferee, in connection with such Transfer, executes a joinder to this Agreement in the form attached as Exhibit A hereto; or

(ii) a Transfer solely to tender into a tender or exchange offer commenced by a third party (for the avoidance of doubt, not in violation of this Agreement) or by the Company; provided, that with respect to an unsolicited tender or exchange offer commenced by a third party, such Transfer shall be permitted only if (A) such tender or exchange offer includes an irrevocable minimum tender condition of no less than a majority of the then-outstanding Company Common Shares and (B) as of the expiration of such offer (x) no shareholder rights plan or analogous “poison pill” of the Company is in effect or (y) the Board of Directors of the Company (the “Board”) has affirmatively publicly recommended to the Company’s shareholders that such shareholders tender into such offer and has not publicly withdrawn or changed such recommendation.

(c) Notwithstanding anything to the contrary contained herein, the Investor shall not Transfer any Shares:

(i) other than in accordance with all Applicable Laws and the other terms and conditions of this Agreement;

(ii) except in a Permitted Transfer, in one or more transactions in which any Person or Group, to the Investor’s knowledge, after giving effect to such Transfer, would Beneficially Own 5% or more of the Total Voting Power or the Total Economic Interest; provided that the restriction in this clause (ii) shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in this Agreement;

(iii) except in a Permitted Transfer, in each 90-day period following the Restricted Period in an amount for the Investor (together with its Affiliates), in excess of 33 1/3% of the Shares held by the Investor (together with its Affiliates), as applicable, as of immediately following the Merger (the “Volume Limitation”); provided, that the Volume Limitation shall not apply to Transfers effected solely through an offering pursuant to an exercise of the registration rights provided in this Agreement.

(d) With respect to the Investor, any certificates for Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) to the extent applicable, pursuant to Rule 144 under the Securities Act (or any similar rule under the Securities Act relating to the disposition of securities), or (iii) pursuant to an available exemption from registration under the Securities Act.

The securities evidenced by this certificate are subject to restrictions on transfer set forth in a Shareholders Agreement dated as of [—], among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

(e) Notwithstanding the foregoing subsection (d), the Investor shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of the Investor (i) at such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on Transfer of such Shares under the Securities Act or any other Applicable Law, unless such Shares are sold pursuant to a registration statement, subject to delivery of an opinion of counsel to the Investor, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act or any such other Applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company as follows:

(a) The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Investor of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) its organizational documents or (z) any Contract or agreement to which it is a party.

(c) The execution and delivery by the Investor of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary limited partnership or other analogous action on its part. This Agreement has been duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) The Investor does not Beneficially Own any Voting Securities as of the date hereof, other than any Voting Securities acquired in the Merger.

2.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as follows:

(a) The Company is a public company with limited liability (naamloze vennootschap) duly incorporated under the laws of The Netherlands. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of the Company or (z) any Contract or agreement to which the Company is a party.

(c) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) The Company is not a party to any agreement or understanding whereby any Person, other than as set forth herein or in the Other Shareholder Agreements, has any registration rights with respect to the Company’s securities.

ARTICLE III

REGISTRATION

3.1 Registration Statement.

(a)

(i) If, from and after the expiration of the Restricted Period, the Company has registered or has determined to register any Company Common Shares for its own account or for the account of other securityholders of the Company, including the Blackstone Investor, on any registration form (other than Form F-4 or S-8) which permits the inclusion of the Registrable Securities, including as a supplement to a Shelf Registration Statement to be filed pursuant to Rule 424(b)(7) under the Securities Act (a “Piggyback Registration”), the Company will give the Investor written notice thereof promptly (but in no event less than ten (10) Business Days prior to the anticipated filing date) and, subject to Section 3.1(a)(i), shall include in such registration all Registrable Securities requested to be included therein pursuant to the written request of the Investor received on or before the second Business Day prior to the anticipated filing date. If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the lead managing underwriter(s) advise the Company and the Investor that, in its reasonable opinion, the inclusion of all of the Company Common Shares proposed to be included in such registration would adversely affect the success of such offering, the Company shall include in such registration: (i) first, the number of Company Common Shares that the Company proposes to sell; and (ii) second, the number of Company Common Shares requested to be included therein by the Investor and Other Holders, pro rata among all such holders on the basis of the number of Company Common Shares requested to be included therein by all such holders or as such holders and the Company may otherwise agree.

(ii) If a Piggyback Registration is initiated as an underwritten offering on behalf of another securityholder of the Company, including the Blackstone Investor, and the lead managing underwriter(s) advise the Company that, in its reasonable opinion, the inclusion of all of the Company Common Shares proposed to be included in such registration would adversely affect the success of such offering, then the Company shall include in such registration: (i) first, the number of Company Common Shares requested to be included therein by such other securityholder, the Investor and the Other Holders, pro rata among all such holders on the basis of the number of Company Common Shares requested to be included therein by all such holders or as such holders and the Company may otherwise agree; and (ii) second, the number of Company Common Shares that the Company proposes to sell.

(iii) If any Piggyback Registration is a primary underwritten offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the Investor, to require the Investor to suspend sales of Registrable Securities under a Piggyback Registration during any Blackout Period. The Investor may recommence effecting sales of the Registrable Securities pursuant to a Piggyback Registration (or such filings) following further notice to such effect from the Company, which shall be given by the Company promptly following the expiration of any Blackout Period. After the expiration of any Blackout Period and without any further request from the Investor, the Company to the extent necessary shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Piggyback Registration or the Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.2 Withdrawal Rights. The Investor having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn.

3.3 Holdback Agreements. In connection with any Underwritten Offering, the Investor agrees to enter into customary “lock-up” agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering for a period of not more than ninety (90) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, plus, if applicable, an extension period, as may be proposed by the lead managing underwriter(s) to address FINRA regulations regarding the publishing of research, or such other period as is required by the lead managing underwriter(s); provided, however, the Investor shall not be subject to a lock-up period longer than the lock-up period to which the officers and directors of the Company are subject.

In the event of any Marketed Underwritten Shelf Offering, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement on Form F-4, Form S-8 or any comparable or successor forms thereto) for its own account, within sixty (60) days, after the effective date of such registration except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Marketed Underwritten Shelf Offering.

3.4 Registration Procedures.

(a) If and whenever the Company is required to use commercially reasonable efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 3.1, including the Shelf Registration Statement and a Piggyback Registration, the Company shall as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter use commercially reasonable efforts to cause such registration statement to become and remain effective pursuant to the terms of this Article III; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the Investor and the Other Holders (if they are including Company Common Shares in such registration) (“Selling Shareholder”), its counsel and the lead managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment of such counsel, and other documents reasonably requested by such counsel, including any comment letter from the Commission, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors;

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article III or necessary to facilitate the disposition of the Registrable Securities covered by such registration statement and prospectus (including causing the prospectus contained in such registration statement to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 or any similar rule that may be adopted under the Securities Act), and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities, including the Registrable Securities, covered by such registration statement;

(iii) if requested by the lead managing underwriter(s), if any, or the Investor in connection with an Underwritten Offering, promptly include in a prospectus supplement or post-effective amendment, such information as the lead managing underwriter(s), if any, and the Investor may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 3.4(a)(iii) that are not, based on the advice of counsel for the Company, in compliance with Applicable Law;

(iv) furnish to the Selling Shareholder and each underwriter, if any, of the securities being sold by the Selling Shareholder such number of conformed copies of such registration statement and of each amendment and supplement thereto, such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as the Selling Shareholder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Selling Shareholder;

(v) use commercially reasonable efforts to register or qualify or cooperate with the Selling Shareholder, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or “blue sky” laws of such jurisdictions as the Selling Shareholder and any underwriter of the securities being sold by the Selling Shareholder shall reasonably request, and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and take any other action which may be necessary or reasonably advisable to enable the Selling Shareholder and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Selling Shareholder, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction where it would not otherwise be obligated to do so, but for this clause (v), or (C) file a general consent to service of process in any such jurisdiction;

(vi) use commercially reasonable efforts (including seeking to cure in the Company’s listing or inclusion application any deficiencies cited by the exchange or market) to list or include all Registrable Securities on each securities exchange on which similar securities issued by the Company are then listed or included;

(vii) use commercially reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Selling Shareholder to consummate the disposition of such Registrable Securities;

(viii) use commercially reasonable efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) use commercially reasonable efforts to prepare and file in a timely manner all documents and reports required by the Exchange Act;

(x) use commercially reasonable efforts to make generally available to its stockholders, as soon as reasonably practicable, earnings statements (which need not be audited) covering at least 12 months that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xi) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and use commercially reasonable efforts to take all such other actions reasonably requested by the Investor in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering (A) make such representations and warranties to the Investor and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) if an underwriting agreement has been entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 3.9 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the Selling Shareholder and (C) deliver such documents and certificates as reasonably requested by the Selling Shareholder, its counsel and the lead managing underwriters(s), if any, to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(xii) in connection with an Underwritten Offering or otherwise required in connection with the disposition of the Registrable Securities, use commercially reasonable efforts to obtain for the Selling Shareholder and underwriter(s) (A) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by the Selling Shareholder and underwriters and (B) “comfort” letters and updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72 or any successor accounting standard thereto, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included or incorporated by reference in such registration statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings;

(xiii) make available for inspection by the Selling Shareholder, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by the Selling Shareholder or underwriter (collectively, the “Inspectors”), financial and other records, pertinent corporate documents and instruments of the Company (collectively, the “Records”), as shall be reasonably necessary, or as shall otherwise be reasonably requested, to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney, agent or accountant in connection with such registration statement (in each case subject to the Selling Shareholder and/or Inspectors entering into customary confidentiality agreement on terms and conditions reasonably acceptable to the Company as may be reasonably requested by the Company); provided, further, that the Selling Shareholder agrees that it will, upon receipt of a written request to disclose such Records from a court of competent jurisdiction or by another Governmental Authority, give notice to the Company and allow the Company, at its expense, to undertake appropriate action seeking to prevent disclosure of the Records deemed confidential;

(xiv) as promptly as practicable notify in writing the Selling Shareholder and the underwriters, if any, of the following events: (A) the filing of the registration statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any mutual agreement (including any underwriting agreement) contemplated by Section 3.4(a)(xi) cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, at the request of any Selling Shareholder, promptly prepare and furnish to the Selling Shareholder a reasonable number of copies of a supplement to or an amendment of such registration statement or prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(xv) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that, subject to the requirements of Section 3.4(a)(v), the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (xiii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction wherein it would not be obligated to do so but for the requirements of this clause (xiii) or (C) file a general consent to service of process in any such jurisdiction;

(xvi) cooperate with the Selling Shareholder and the lead managing underwriter(s) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under Applicable Law) representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the lead managing underwriter(s) or the Selling Shareholder may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

(xvii) cooperate with the Selling Shareholder and each underwriter or agent participating in the disposition of any Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(xviii) have appropriate officers of the Company prepare and make presentations at a reasonable number of “road shows” and before analysts and rating agencies, as the case may be, and other information meetings reasonably organized by the underwriters and otherwise use commercially reasonable efforts to cooperate as reasonably requested by the Selling Shareholder and the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) The Company may require the Selling Shareholder and each underwriter, if any, to furnish the Company in writing such information regarding the Selling Shareholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such registration statement.

(c) The Selling Shareholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 3.4(a)(xiv), the Selling Shareholder shall forthwith discontinue its disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.4(a)(xiii), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus.

(d) With a view to making available to the Investor the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration statement, the Company shall:

(i) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act, at any time when the Company is subject to such reporting requirements; and

(iii) furnish to the Investor so long as it owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company with the Commission as the Investor may reasonably request in connection with the sale of Registrable Securities without registration (in each case to the extent not readily publicly available).

3.5 Registration Expenses. The Company shall pay all fees and expenses incident to the Company’s performance of its obligations under this Article III, including (a) all registration and filing fees, including all fees and expenses of compliance with securities and “blue sky” laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities pursuant to Section 3.4(a)(v)) and all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121), (b) all printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the Investor) and copying expenses, (c) all messenger, telephone and delivery expenses, (d) expenses of the Company incurred in connection with any “road show”, (e) except as provided in this Section 3.5, any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the Company in connection with any registration statement), and (f) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters and opinions). The Investor shall pay the fees and expenses of its own counsel and the Investor’s portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of its Registrable Securities pursuant to any registration.

3.6 Information to be Furnished by Investor. Not less than seven (7) Business Days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify the Investor (if it has timely provided the requisite notice hereunder entitling it to register Registrable Securities in such registration statement) of the information, documents and instruments from it that the Company or any underwriter reasonably requests in connection with such registration statement, including, if applicable, a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If the Company has not received, on or before the second Business Day before the expected filing date, the Requested Information from the Investor, the Company may file the registration statement without including Registrable Securities of the Investor. The failure to so include in any registration statement the Registrable Securities of the Investor (with regard to that registration statement) shall not result in any liability on the part of the Company to the Investor.

3.7 Registration Indemnification.

(a) The Company agrees to indemnify and hold harmless, to the fullest extent permitted by Law, the Selling Shareholder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Selling Shareholder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter, from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (without limitation of the preceding portions of this Section 3.7(a)) will reimburse the Selling Shareholder, each of its Affiliates, and each of their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each such Person who controls the Selling Shareholder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except that, with respect to a Selling Shareholder, the Company will not be liable to the extent that any such claim, Loss, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use therein.

(b) In connection with any registration statement in which the Selling Shareholder is participating, the Selling Shareholder shall indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 3.7(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by the Selling Shareholder expressly for inclusion in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, the Selling Shareholder shall not be liable under this Section 3.7(b) for amounts in excess of the net proceeds received by it in the offering giving rise to such liability.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.

(d) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e) The indemnification provided for under this Agreement shall survive the Transfer of the Registrable Securities and the termination of this Agreement.

(f) If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, the Selling Shareholder shall not be required to make a contribution in excess of the net proceeds received by it from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

ARTICLE IV

CONFIDENTIALITY

4.1 Confidentiality. The Investor hereby agrees that all Confidential Information with respect to the Company, its Subsidiaries and its and their businesses, finances and operations shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as expressly permitted by this Section 4.1. Any Confidential Information may be disclosed:

(a) by the Investor (x) to any of its Affiliates (other than any portfolio companies thereof), (y) to its or such Affiliate’s respective directors, managers, members, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (z) in the case of any Investor that is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such Investor or any former direct or indirect general partner, limited partner, member, equityholder or management company which retains an economic interest in such Investor (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clauses (x), (y) and (z), collectively, for purposes of this Section 4.1 and the definition of Confidential Information, “Representatives”), in each case, solely if and to the extent any Representative needs to be provided such Confidential Information to assist such Investor or its Affiliates in evaluating or reviewing its direct or indirect investment in the Company, including in connection with the disposition thereof, and each Representative of the Investor shall be deemed to be bound by the provisions of this Section 4.1 and such Investor shall be responsible for any breach of this Section 4.1 by any such Representative to the same extent as if such breach had been committed by the Investor; provided, further, that the Investor hereby acknowledges that it is aware, and it will advise its Representatives to whom it provides Confidential Information, that such Confidential Information may include material non-public information and that applicable securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities;

(b) by the Investor or any of its Representatives to the extent the Company consents in writing;

(c) by the Investor or any of its Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 4.1 (or a confidentiality agreement with the Company having restrictions substantially similar to (and no less restrictive than) this Section 4.1) and such Investor shall be responsible for any breach of this Section 4.1 (or such confidentiality agreement) by any such potential Transferee to the same extent as if such breach had been committed by the Investor; and

(d) by the Investor or any of its Representatives to the extent that such Investor or Representative has received advice from its counsel that it is legally compelled to do so or is required to do so to comply with Applicable Law or legal process or Governmental Authority request or the rules of any securities exchange on which its securities are listed or the rules and regulations of any SRO; provided, that prior to making such disclosure, such Investor or Representative, as the case may be, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent reasonably practicable and permitted by Applicable Law, including, to the extent permitted by Applicable Law, (A) consulting with the Company regarding such disclosure and (B) if requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to prevent the requested disclosure; provided, further, that such Investor or Representative, as the case may be, uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by the applicable Governmental Authority or as is, based on the advice of its counsel, legally required or compelled.

ARTICLE V

DEFINITIONS

5.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” means, with respect to any Person, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act and with respect to each Investor, an “affiliate” of such Investor as defined in Rule 405 of the regulations promulgated under the Securities Act and any Investment Fund, investment vehicle or holding company of which such Investor or an Affiliate of such Investor serves as the general partner, managing member or discretionary manager or advisor; provided, however, that notwithstanding the foregoing, an Affiliate of an Investor shall not include (x) any portfolio company of any such Person or of such Investor or any Investment Fund, vehicle or holding company, (y) any limited partners of such Investor, or (z) any of the Other Holders or any of their respective Affiliates.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means, with respect to any Person, any Law applicable to such Person, its assets, properties, operations or business.

“Beneficial Owner” or “Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

“Blackout Period” means (i) any regular quarterly period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect, provided, that if the Investor proposes to sell Registrable Securities during such period, the Company shall consider in good faith facilitating such sale during such period, and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, a period of no more than 30 days in any 90-day period or 90 days in any 365-day period.

“Blackstone Investor” means Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-A L.P., Blackstone Participation Partnership (Cayman) V L.P. and any of their “Permitted Transferees” (as such term is defined in the Shareholders Agreement, dated as of the date hereof, by and among the Company and the foregoing).

“Board” has the meaning set forth in Section 1.1(b)(ii).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York or Eindhoven, the Netherlands are authorized or required by Law to be closed.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the preamble.

“Company Common Shares” has the meaning set forth in the recitals.

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of the Investor or its Representatives from the Company or its Representatives, through the Shares Beneficially Owned or through the rights granted pursuant hereto, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by the Investor or such Representatives, (ii) was or becomes available to the Investor or such Representatives on a non-confidential basis from a source other than the Company or its Representatives, provided, that the source thereof is not known by the Investor or such Representatives to be bound by an obligation of confidentiality to the Company, or (iii) is independently developed by the Investor or such Representatives without the use of or reference to any such information that would otherwise be Confidential Information hereunder. Subject to clauses (i)-(iii) above, Confidential Information also includes all non-public information previously provided by the Company or its Representatives to the Investor or its Representatives pursuant to the Confidentiality Agreement, including all information, documents and reports referred to thereunder, or otherwise.

“Confidentiality Agreement” means the letter agreement, dated as of December 22, 2014, between Freescale and the Company and any amendments thereto or side letters entered into in connection therewith.

“Contract” means any contract, lease, license, indenture, loan, note, agreement or other legally binding commitment, arrangement or undertaking (whether written or oral and whether express or implied).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Freescale” has the meaning set forth in the recitals.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning set forth in Section 3.4(a)(iv).

“Governmental Authority” means any federal, national, state, local, cantonal, municipal, international or multinational government or political subdivision thereof, governmental department, commission, board, bureau, agency, taxing or regulatory authority, instrumentality or judicial or administrative body, or arbitrator or SRO, having jurisdiction over the matter or matters in question.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Inspectors” has the meaning set forth in Section 3.4(a)(xiii).

“Investment Fund” means, with respect to an Investor, any investment fund, investment vehicle or other account that is, directly or indirectly, managed or advised by such Investor or any of its Controlled Affiliates.

“Investor” has the meaning set forth in the preamble.

“Law” has the meaning set forth in the Merger Agreement.

“Losses” has the meaning set forth in Section 3.7(a).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Non-Liable Person” has the meaning set forth in Section 6.12.

“Other Holder” means any Person that has registration rights under any Other Shareholder Agreement.

“Other Shareholder Agreements” mean the shareholders agreements (other than this Agreement) entered into at the closing of the Merger with certain former equityholders of Freescale Holdings L.P. in accordance with the Merger Agreement.

“Permitted Transferee” means, with respect to any Person, any Affiliate of such Person.

“Permitted Transfers” has the meaning set forth in Section 1.1(b).

“Person” has the meaning set forth in the Merger Agreement.

“Piggyback Registration” has the meaning set forth in Section 3.1(a)(i).

“Prospectus” means the prospectus included in any Shelf Registration Statement or a Piggyback Registration (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement or Piggyback Registration in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the offering of any portion of the Registrable Securities covered by such Shelf Registration Statement or Piggyback Registration, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” has the meaning set forth in Section 3.4(a)(xiii).

“Registrable Securities” means, with respect to the Investor, (1) the Shares issued in connection with the Merger, and (2) any additional securities issued or issuable as a dividend or distribution or in exchange for, or in respect of such Shares; provided, that any such Shares shall cease to be Registrable Securities when (i) they are sold pursuant to an effective registration statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act or (iii) they shall have ceased to be outstanding.

“Representatives” has the meaning set forth in Section 5.1(a).

“Requested Information” has the meaning set forth in Section 3.6.

“Restricted Period” has the meaning set forth in Section 1.1(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Shareholder” has the meaning set forth in Section 3.4(a)(i).

“Shares” has the meaning set forth in the recitals.

“Shelf Registration Statement” has the meaning set forth in the Other Shareholder Agreement entered into at the closing of the Merger with the Blackstone Investor (the “Blackstone Shareholder Agreement”).

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market, or (iii) any other securities exchange.

“Subsidiary” shall have the meaning set forth in the Merger Agreement.

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest then Beneficially Owned by such Person, including pursuant to any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast in the election of directors of the Company if all Voting Securities then outstanding were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities then Beneficially Owned by such Person.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. “Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Volume Limitation” has the meaning set forth in Section 1.1(c)(iii).

“Voting Securities” means Company Common Shares and any other securities of the Company entitled to vote generally in the election of directors of the Company.

5.2 Interpretation. Whenever used: the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, Annex, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles, Sections and Annexes of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. References to “$” or “dollars” means United States dollars. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. If, and as often as, there is any change in the outstanding Company Common Shares by reason of share dividends, splits, reverse splits, spin-offs, split-ups, mergers, reclassifications, reorganizations, recapitalizations, combinations or exchanges of shares and the like, appropriate adjustment shall be made in the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the rights and obligations set forth herein that continue to be applicable on the date of such change. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

ARTICLE VI

MISCELLANEOUS

6.1 Term. This Agreement shall automatically terminate upon the earlier of (i) the termination of the Blackstone Agreement and (ii) the date that the Investor Beneficially Owns less than 5% of the Shares Beneficially Owned by the Investor as of immediately following the Closing (as defined in the Merger Agreement). If this Agreement is terminated pursuant to this Section 6.1, this Agreement shall immediately then be terminated and of no further force and effect, except for the provisions set forth in this Article VI, which shall survive in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, Section 4.1 shall terminate upon the three month anniversary of the Closing.

6.2 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed e-mail transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(i) if to the Company, to:

Name:	NXP Semiconductors N.V.
Address:	General Counsel
High Tech Campus 60
5656 AG Eindhoven
The Netherlands
Email:	guido.dierick@nxp.com
Attention:	Guido Dierick

with a copy to (which shall not be considered notice):

Name:	Simpson Thacher & Bartlett LLP
Address:	425 Lexington Avenue
New York, New York 10017
Fax:	(212) 455-2502
Email:	ghorowitz@stblaw.com
ecooper@stblaw.com
Attention:	Gary Horowitz
Elizabeth Cooper

(ii) if to the Investor, to:

Name:	[—]
Address:	[—]
Fax:	[—]
Email:	[—]
Attention:	[—]

with a copy to (which shall not be considered notice):

Name:	Skadden, Arps, Slate, Meagher & Flom LLP
Address:	Four Times Square
New York, New York 10036
Fax:	(212) 735-2000
Email:	Kenton.King@skadden.com
Allison.Schneirov@skadden.com
Amr.Razzak@skadden.com
Attention:	Kenton J. King
Allison R. Schneirov
Amr Razzak

or to such other address (i.e., e-mail address) for a party as shall be specified in a notice given in accordance with this Section 6.2; provided that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further that notice of any change to the address or any of the other details specified in or pursuant to this Section 6.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 6.2.

6.3 Amendments and Waivers. Each of the parties hereto agrees that no provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by all parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

6.4 Successors and Assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, provided that any proposed assignment by the Investor of any of its rights herein to any party other than to an Affiliate of the Investor may be granted or withheld in the Company’s sole and absolute discretion, it being understood that it is the intention of the parties hereto that the rights afforded to the Investor are personal to the Investor and are not transferable except as expressly provided herein. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section  6.4 shall be void.

6.5 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

6.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

6.8 Governing Law; Jurisdiction. This Agreement and all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of the Company or the Investor in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of any United States federal court located in the Southern District of the State of New York or any New York state court located in Manhattan in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts as described in (a) above; provided that each of the parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by any United States federal court located in the State of New York or any New York state court in any other court or jurisdiction. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to herein in any such action or proceeding in connection with this Agreement or the transactions contemplated hereby by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 6.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

6.9 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH

PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10.

6.10 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder will cause irreparable injury to the non-breaching parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof and to compel performance of such party’s obligations, this being in addition to any other remedy to which any party is entitled under this Agreement. The parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

6.11 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns; provided, that the Persons indemnified under Section 3.9 are intended third party beneficiaries of Section 3.9, and Non-Liable Persons are intended third party beneficiaries of Section 6.12.

6.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Investor (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

6.13 Scope of Agreement. Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this Agreement shall in any way limit the activities of [—] and its affiliates in their businesses distinct from the private equity business of [—], provided that the Confidential Information is not made available to Representatives of [—] and its affiliates who are not involved in the private equity business of [—]. Should any Confidential Information be made available to a Representative of [—] and its affiliates who is not involved in the private equity business of [—], such Representative shall be bound by this Agreement in accordance with its terms. In addition, none of the provisions of this Agreement shall in any way apply to any portfolio company of an affiliate of [—], provided, however, that should the Confidential Information be made available to a Representative of any portfolio company of an affiliate of [—], such Representative shall be bound by this Agreement in accordance with its terms.2

[Signature page follows]

[2]	Provision (modified as appropriate) may be included for Permira, Carlyle and TPG.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

NXP Semiconductors N.V.

By:
Name:
Title:

CARLYLE PARTNERS IV CAYMAN, L.P.

By:	TC Group IV Cayman, L.P., its general partner

By:	CP IV GP, Ltd., its general partner

By:
Name:
Title:

CPIV COINVESTMENT CAYMAN, L.P.

By:	TC Group IV Cayman, L.P., its general partner

By:	CP IV GP, Ltd., its general partner

By:
Name:
Title:

CARLYLE ASIA PARTNERS II, L.P.

By:	CAP II General Partner, L.P., its general partner

By:	CAP II, Ltd., its general partner

By:
Name:
Title:

CAP II CO-INVESTMENT, L.P.

By:	CAP II General Partner, L.P., its general partner

By:	CAP II, Ltd., its general partner

By:
Name:
Title:

CEP II PARTICIPATIONS S.A.R.L SICAR

By:
Name:
Title:

By:
Name:
Title:

CARLYLE JAPAN PARTNERS, L.P.

By:	CJP General Partner, L.P., its general partner

By:	Carlyle Japan Ltd., its general partner

By:
Name:
Title:

CJP CO-INVESTMENT, L.P.

By:	CJP General Partner, L.P., its general partner

By:	Carlyle Japan Ltd., its general partner

By:
Name:
Title:

P4 SUB L.P.1

By:	Permira IV Managers L.P., its manager

By:	Permira IV Managers Limited, its general partner

By:
Name:
Title:

PERMIRA IV L.P.2

By:	Permira IV Managers L.P., its manager

By:	Permira IV Managers Limited, its general partner

By:
Name:
Title:

PERMIRA INVESTMENTS LIMITED

By:	Permira Nominees Limited, as nominee

By:
Name:
Title:

P4 CO-INVESTMENT L.P.

By:	Permira IV G.P. L.P., its manager

By:	Permira IV GP Limited, its general partner

By:
Name:
Title:

TPG PARTNERS IV — AIV, L.P.

By:	TPG GenPar IV-AIV, L.P., its general partner

By:	TPG Advisors IV-AIV, Inc., its general partner

By:
Name:
Title:

TPG PARTNERS V — AIV, L.P.

By:	TPG GenPar V-AIV, L.P., its general partner

By:	TPG Advisors V-AIV, Inc., its general partner

By:
Name:
Title:

TPG FOF V-A, L.P.

By:

By:
Name:
Title:

TPG FOF V-B, L.P.

By:

By:
Name:
Title:

EXHIBIT A

FORM OF JOINDER

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain NXP Semiconductors N.V. Shareholders Agreement, dated as of [—] (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Shareholders Agreement”) by and among NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven, the shareholder of the Company whose name appears on the signature pages thereto (the “Investor”), and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Shareholders Agreement.

By executing and delivering this Joinder Agreement to the Shareholders Agreement, the undersigned hereby adopts and approves the Shareholders Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the Transferee of Shares, to become a party to, and to be bound by and comply with the provisions of, the Shareholders Agreement applicable to the Investor, in the same manner as if the undersigned were an original signatory to the Shareholders Agreement.

The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Shareholders Agreement, it is a Permitted Transferee of the Investor and will be the lawful Beneficial Owner of [—] Shares as of the date hereof.

The undersigned acknowledges and agrees that Section 6.2 through Section 6.12 of the Shareholders Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the     day of                     ,             .

TRANSFEREE

Print Name:

Address:

Telephone:
Facsimile:
Email:

AGREED AND ACCEPTED

as of the     day of                     ,             .

NXP Semiconductors N.V.

By:
Name:
Title:

[TRANSFEROR

By:
Name:
Title:]

ANNEX B

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

March 1, 2015

Board of Directors

NXP Semiconductors N.V.

High Tech Campus 60

Eindhoven 5656 AG

The Netherlands

Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to NXP Semiconductors N.V. (“NXP”) of the Merger Consideration (as defined below) provided for pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Freescale Semiconductor, Ltd. (“Freescale”), NXP and Nimble Acquisition Limited, an indirect wholly owned subsidiary of NXP (“Sub”). As more fully described in the Merger Agreement, (i) Sub will be merged with and into Freescale (the “Merger”) and (ii) each outstanding common share, par value $0.01 per share, of Freescale (“Freescale Common Shares”) will be converted in the Merger into the right to receive (x) 0.3521 of an ordinary share (gewoon aandeel), par value EUR 0.20 per share, of NXP (“NXP Common Shares”) and (y) U.S.$6.25 in cash without interest (collectively, the “Merger Consideration”).

In arriving at our opinion, we have reviewed an execution version of the Merger Agreement provided to us on March 1, 2015 and certain publicly available business and financial information relating to Freescale and NXP. We also have reviewed certain other information relating to Freescale and NXP provided to or discussed with us by Freescale and NXP, including financial forecasts and estimates relating to Freescale and NXP prepared by the respective managements of Freescale and NXP (as adjusted, in the case of Freescale, by the management of NXP), and we have met with the managements of Freescale and NXP to discuss the businesses and prospects of Freescale and NXP and the strategic implications and operational benefits anticipated to result from the Merger and related transactions. We also have considered certain financial and stock market data of Freescale and NXP, and we have considered that data with similar data for publicly held companies in businesses we deemed similar to those of Freescale and NXP, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for Freescale provided to us by the management of Freescale, including estimates as to potential net operating loss carryforwards and other potential tax attributes of Freescale on a standalone basis, we have been advised, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Freescale as to the future financial performance of Freescale and the other matters covered thereby. With respect to the financial forecasts and estimates for Freescale and NXP provided to us by the management of NXP which we have been directed to utilize in our analyses, including adjustments prepared by the management of NXP to the financial forecasts and estimates for Freescale prepared by the management of Freescale and estimates as to potential net operating loss carryforwards and other potential tax attributes of NXP and the combined company on a standalone and combined basis, we have been advised, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NXP as to, and are a reasonable basis upon

Board of Directors

NXP Semiconductors N.V.

March 1, 2015

which to evaluate, the future financial performance of Freescale and NXP (and, as applicable, the combined company) and the other matters covered thereby. We also have assumed, with your consent, that the potential net operating loss carryforwards and other potential tax attributes will be realized in the amounts and at the times projected. We have relied, with your consent and without independent verification, upon the assessments of the management of NXP as to (i) the potential impact on Freescale and NXP of market, cyclical and other trends and prospects for the semiconductors industry and the industries in which Freescale’s and NXP’s solutions are utilized, (ii) the products, technology and intellectual property of Freescale and NXP, including the validity of, and risks associated with, such products, technology and intellectual property, (iii) Freescale’s employee and commercial relationships, including the ability of NXP to retain key employees and customers and to maintain key commercial relationships of Freescale, and (iv) the ability of NXP to integrate the operations of Freescale with those of NXP. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Freescale, NXP, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger or related transactions, including with respect to any divestiture requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Freescale, NXP, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful to our analyses or opinion. We also have assumed, with your consent, that the Merger and related transactions will be consummated in accordance with the terms of the Merger Agreement and related documents and in compliance with all applicable laws or other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of NXP have advised us, and we further have assumed, that the terms of the Merger Agreement, when executed, will conform in all material respects to the terms reflected in the execution version reviewed by us. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Freescale or NXP, nor have we been furnished with any such evaluations or appraisals and we have assumed, with your consent, that appropriate reserves and other provisions have been made with respect to, and that there are no undisclosed, liabilities of or relating to Freescale or NXP. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of NXP as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to NXP and does not address any other aspect or implication of the Merger or related transactions, including, without limitation, the form or structure of the Merger or related transactions or any support or shareholders agreement or other agreement, arrangement or understanding entered into in connection with the Merger, any related transactions or otherwise. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger or related transactions, or class of such persons, relative to the Merger Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof, and we undertake no obligation to update, revise, reaffirm or withdraw our opinion or otherwise comment on or consider events that may occur after the date hereof. We are not expressing any opinion as to what the value of NXP Common Shares actually will be when issued pursuant to the Merger or the prices at which NXP Common Shares or Freescale Common Shares will trade at any time. Our opinion also does not address the relative merits of the Merger or related transactions as compared to alternative transactions or strategies that might be available to

Board of Directors

NXP Semiconductors N.V.

March 1, 2015

NXP, nor does it address the underlying business decision of NXP to proceed with the Merger or related transactions.

We have acted as financial advisor to NXP in connection with the Merger and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, NXP has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and certain of our affiliates also expect to participate in the financing for the Merger, for which services we and our affiliates will receive compensation. We and our affiliates in the past have provided, currently are providing and in the future may provide, investment banking and other financial services to NXP and Freescale unrelated to the proposed Merger and related transactions, for which services we and our affiliates have received and will receive compensation, including, during the past two years, having acted or acting as (i) financial advisor to NXP in connection with certain disposition or acquisition transactions, (ii) joint lead bookrunning manager for a $745 million equity offering in February 2014, a $960 million senior secured notes offering in October 2013 and a $500 million senior secured notes offering in May 2013 of Freescale and as joint lead bookrunning manager for a $1.0 billion senior unsecured convertible notes offering in November 2014, a $750 million unsecured senior notes offering in May 2013 and a $500 million senior notes offering in February 2013 of NXP, (iii) joint lead or co-arranger for, and as a lender under, certain credit facilities of Freescale and as a lender under a credit facility of NXP and (iv) joint bookrunning manager for underwritten secondary offerings of NXP Common Shares in December 2013, March 2013 and February 2013. We and our affiliates also in the past have provided, currently are providing and in the future may provide, investment banking and other financial services to certain affiliates and/or significant shareholders of Freescale and certain portfolio companies of such affiliates or shareholders unrelated to the proposed Merger and related transactions, for which services we and our affiliates have received and will receive compensation, including, among other things, having acted or acting for such entities during the past two years in various roles in connection with securities offerings or other financing transactions, as financial advisor in connection with disposition or acquisition transactions and as a lender in connection with certain credit facilities.

We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NXP, Freescale and their respective affiliates and any other entity that may be involved in the Merger or related transactions, and may invest in investment funds managed or advised by certain affiliates of such entities as well as provide investment banking and other financial services to such entities.

It is understood that this letter is for the information of the Board of Directors of NXP (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger, any related transactions or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by NXP pursuant to the Merger Agreement is fair, from a financial point of view, to NXP.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX C

March 1, 2015

Board of Directors

Freescale Semiconductor, Ltd.

6501 William Cannon Drive West

Austin, TX 78735

Members of the Board:

We understand that Freescale Semiconductor, Ltd. (the “Company”), NXP Semiconductors N.V. (the “Parent”) and Nimble Acquisition Limited, a wholly owned subsidiary of the Parent (“Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 28, 2015 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding common share, $0.01 par value (the “Company Common Shares”) of the Company, other than shares held in treasury, owned by the Parent, Sub or any other direct or indirect wholly owned subsidiary of the Parent or as to which dissenters’ rights have been perfected, will be converted into the right to receive $6.25 per share in cash (the “Cash Consideration”) and 0.3521 of an ordinary share (the “Stock Consideration”), par value €0.20 per share, of the Parent (the “Parent Ordinary Shares”). The Cash Consideration and the Stock Consideration are referred to as the “Consideration.” The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of the Company Common Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of Company Common Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Parent, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Parent, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Parent;

7)	Reviewed the pro forma impact of the Merger on the Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Shares and the Parent Ordinary Shares;

9)	Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Shares and the Parent Ordinary Shares with that of certain other publicly-traded companies comparable with the Company and the Parent and their respective securities;

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10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company, the Parent and certain other parties and their respective financial and legal advisors;

12)	Reviewed the Merger Agreement, a draft support agreement between Parent, Freescale Holdings L.P. and certain of its equityholders (the “Support Agreement”) pursuant to which, among other things, Freescale Holdings L.P. and such equityholders have agreed to vote all their Company Common Shares in favor of the approval of the Merger Agreement and the Merger, the draft commitment letter from certain lenders substantially in the form of the draft dated February 27, 2015 (the “Commitment Letter”) and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Parent of the future financial performance of the Company and the Parent.

In addition, we have assumed that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the draft Merger Agreement that we reviewed and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Parent will obtain financing in accordance with the terms set forth in the Commitment Letter. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and the Parent of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Parent; (iii) their ability to retain key employees of the Company and the Parent, respectively; and (iv) the validity of, and risks associated with, the Company and the Parent’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

Our opinion does not address the Company’s underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. This opinion is limited to and addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration. We have not been asked to, nor does this opinion address, any other term or aspect of the Merger Agreement or the Merger, including the structure or form of the Merger, the Support Agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger Agreement or otherwise. In addition, we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Company Common Shares in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market

C-2

and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, which is contingent upon the closing of the Merger. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financing services for the Parent and the Company, and financial advisory and financing services for the controlling shareholders of the Company, The Blackstone Group L.P., TPG Capital, L.P., The Carlyle Group L.P. and Permira Advisers LLP (collectively, the “Sponsors”), and certain majority controlled affiliates and portfolio companies of the Sponsors and have received fees in connection with such services. Morgan Stanley is currently engaged on certain financing assignments (unrelated to the Merger) for certain of the Sponsors and certain majority controlled portfolio companies of the Sponsors, for which we would expect to receive customary fees. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent, the Company and the Sponsors (including affiliates and portfolio companies of the Sponsors) in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, the Sponsors or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by the Sponsors.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. This opinion does not in any manner address the actual value of the Parent Ordinary Shares when issued in the Merger or the prices at which the Parent Ordinary Shares (or any other securities of the Parent) will trade or otherwise be transferable following consummation of the Merger or at any time. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Parent or the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of Company Common Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Eatroff
Robert Eatroff Managing Director

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